AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

[redacted]

08003834

June 18, 2008

SEC
Mail Processing
Section

JUL 02 2008

Washington, DC
101

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JUL 22 2008
THOMSON REUTERS

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance and Chief Financial Officer

enclosures

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS CLOSES TRUST UNIT OFFERING

Calgary, Alberta (June 10, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has closed its previously announced offering of 3,825,000 trust units (Trust Units) at a price of $26.20 per Trust Unit. The underwriters also exercised in full their over-allotment option to acquire an additional 573,750 Trust Units at a price of $26.20 per Trust Unit. The total offering of 4,398,750 Trust Units resulted in the Trust receiving gross proceeds of approximately $115 million. The offering was completed through a syndicate of underwriters, co-led by Clarus Securities Inc. and Scotia Capital Inc and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and TD Securities Inc.

AltaGas intends to use the net proceeds from the offering to repay indebtedness, fund ongoing capital programs and for general Trust purposes.

Purchasers under the offering who continue to hold their Trust Units as of the record date for the July distribution will be entitled to receive cash distributions in July 2008. The record date for this distribution is expected to be June 25, 2008 and the payment date is expected to be July 15, 2008.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof, and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

SEC File # 82-34911

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

Martin B. Mix
Direct: (403) 266-9047
Fax: (403) 266-0377
E-mail: mmix@stikeman.com

BY SEDAR June 2, 2008

To the securities commissions or the equivalent thereof in each of the provinces of Canada

Dear Sirs/Mesdames:

Re: AltaGas Income Trust (the "Trust")
Amended Business Acquisition Report
Dated March 3, 2008

On behalf of the Trust, we hereby enclose for filing an amended business acquisition report (the "**Amended BAR**") dated March 3, 2008 which replaces the business acquisition report (the "**Original BAR**") filed by the Trust on March 3, 2008 relating to the acquisition of Taylor NGL Limited Partnership by certain affiliates of the Trust on January 10, 2008.

The Amended BAR is identical to the Original BAR in all material respects, but for the deletion, in accordance with the requirements set out in Part 8 of National Instrument 51-102 *Ongoing Requirements for Issuers and Insiders*, of all financial statements for the three month period ended December 31, 2007 and all references thereto.

I trust the foregoing is satisfactory, however if you have any questions or concerns with this filing, please call me at your convenience at (403) 266-9047.

Yours truly,

"Martin B. Mix"

Martin B. Mix

SEC File # 82-34911

Form 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1

1.2 Executive Officer

The name of the executive officer of AltaGas Income Trust who is knowledgeable about the significant acquisition and this business Acquisition Report is:

Deborah Stein, Vice President Finance and Chief Financial Officer
AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1
Tel: 1-403-691-7575

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On January 10, 2008, AltaGas Income Trust (the Trust or AltaGas) through its indirect subsidiary, AltaGas Holding Limited Partnership No. 1, acquired the outstanding units of Taylor NGL Limited Partnership (Taylor).

Taylor participates in three business lines within the midstream natural gas business: natural gas processing; natural gas liquids (NGL) extraction, and NGL by-product transportation. Taylor owns and operates the Harmattan Complex, which includes a natural gas processing facility, a deep cut NGL extraction facility and NGL fractionation and terminalling facilities. Taylor also owns the RET Complex, which is a natural gas processing facility that provides services to natural gas producers. Both complexes are located in Alberta. In addition, Taylor owns 50 percent of and operates the Joffre Extraction Plant in Alberta, and has NGL extraction ownership of 56.7 percent and fractionation and terminalling ownership of 100 percent in the Younger Extraction Plant in British Columbia. Taylor also owns two NGL pipelines: the Ethylene Delivery System and the Joffre Feedstock Pipeline, both of which move NGL between Joffre, Alberta and Fort Saskatchewan, Alberta. In addition to these business lines Taylor has an interest in a run-of-river power generation facility located in British Columbia and two run of river hydro projects that are currently under development with energy purchase arrangements with BC Hydro.

2.2 Date of Acquisition

The date of completion of the acquisition was January 10, 2008.

2.3 Consideration

The total consideration in respect of the acquisition was $625.5 million consisting of $256.3 million in cash, 7.7 million Trust units valued at a deemed price of $25.77 per unit for a total of $198.9 million (including 0.2 million exchangeable units), assumed debt of $132.5 million, approximately $11.0 million in transaction costs, $26.8 million related to units previously owned by AltaGas and the equity portion of the Taylor convertible debentures.

The cash consideration has been funded through existing credit facilities. The Trust assumed Taylor's debt of $132.5 million which is comprised of $110.3 million drawn on a revolving credit facility and $22.2 million in convertible debentures.

2.4 Effect on Financial Position

The Trust, including its subsidiaries, has no plans or proposals for material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the results of operations and financial position of the Trust. The newly acquired assets are low-risk, long-life and complementary to AltaGas' existing gas and power infrastructure.

2.5 Prior Valuations

Not Applicable

2.6 Parties to Transaction

The acquisition transaction was with the unitholders of Taylor NGL Limited Partnership in which AltaGas Income Trust owned approximately 8.9 percent prior to the transaction completed on January 10, 2008.

2.7 Date of Report

March 3, 2008

Item 3 Financial Statements

The following financial statements are attached hereto:

1. The unaudited pro forma consolidated balance sheet of the Trust as at December 31, 2007 and the unaudited pro forma combined statement of income of the Trust for the year ended December 31, 2007; and

2. The audited financial statements of Taylor NGL Limited Partnership as at and for the years ended December 31, 2007 and 2006, together with the Auditors' Report thereon.

FINANCIAL STATEMENTS INDEX

ALTAGAS INCOME TRUST

PRO FORMA
CONSOLIDATED BALANCE SHEET
AND
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED

For the year ending December 31, 2007

AltaGas Income Trust

Unaudited Pro Forma Consolidated Balance Sheet

(Thousands of dollars)

As at December 31, 2007

	AltaGas	Taylor	Pro forma Adjustments (note 2)		Pro forma Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	12,451	2,224	(4,806)		9,869
Accounts receivable	191,879	30,153	1,895		223,927
Inventory	130	-	-		130
Customer deposits	24,369	-	-		24,369
Risk management	66,811	-	-		66,811
Other	9,714	1,225	48		10,987
Total current assets	305,354	33,602	(2,863)		336,093
Capital assets	682,322	398,554	191,476	(a)	1,272,352
Energy service arrangements, contracts and relationships	95,716	22,245	61,655	(a)	179,616
Goodwill	18,260	-	108,191	(a)	126,451
Risk management	33,640	-	-		33,640
Long-term investments and other assets	64,509	4,640	(44,746)	(b)	24,403
Total assets	1,199,801	459,041	313,713		1,972,555
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	177,802	33,040	(4,829)		206,013
Distributions payable to unitholders	10,167	2,809	-		12,976
Short-term debt	655	-	-		655
Current portion of long-term debt	1,234	182	-		1,416
Customer deposits	24,369	-	-		24,369
Deferred revenue	1,718	-	-		1,718
Risk management	60,848	-	-		60,848
Other	9,321	-	-		9,321
Total current liabilities	286,114	36,031	(4,829)		317,316
Long-term debt	218,845	91,241	286,281	(c)	596,367
Convertible debentures		24,367	(2,196)	(d)	22,171
Asset retirement obligations	18,811	4,326	10,024	(a)	33,161
Future income taxes	58,229	71,133	72,895	(e)	202,257
Risk management	30,166	24	-		30,190
Other long-term liabilities	2,948	-	2,542		5,490
	615,113	227,122	364,717		1,206,952
Unitholders' equity	584,688	231,919	(51,004)	(f)	765,603
Total liabilities and shareholders' equity	1,199,801	459,041	313,713		1,972,555

See accompanying notes to Pro Forma Consolidated Financial Statements

AltaGas Income Trust

Unaudited Pro Forma Consolidated Income Statement

(Thousands of dollars, except for unit amounts)

Year ended December 31, 2007

		AltaGas	Taylor	Pro forma Adjustments (note 2)		Pro forma Consolidated
REVENUE						
Operating		1,422,242	199,128	-		1,621,370
Unrealized gain (loss) on risk management		1,115	(6,079)	-		(4,964)
Fee Income		-	59,450	-		59,450
Other		5,037	500	(2,815) (b)		2,722
		1,428,394	252,999	(2,815)		1,678,578
EXPENSES						
Cost of sales		1,104,399	149,056	-		1,253,455
Operating and administrative		150,297	51,240	483 (h)		202,020
Amortization		47,091	17,281	2,445 (g)		66,817
		1,301,787	217,577	2,928		1,522,292
Operating income		126,607	35,422	(5,742)		156,287
Interest expense						
Short-term debt		491	-	-		491
Long-term debt		11,394	8,455	13,753 (c,d)		33,602
Income before income taxes		114,722	26,967	(19,495)		122,194
Income tax expense (recovery)		5,928	69,100	72,643 (b,e)		147,671
Net income (loss)		**108,794**	**(42,133)**	**(92,139)**		**(25,478)**
Net income (loss) per unit (note 3)						
Basic	$	1.90			$	(0.39)
Diluted	$	1.89			$	(0.39)
Weighted average number of units outstanding (thousands) (note 3)						
Basic		57,382		7,717		65,099
Diluted		57,420		8,893		66,313

See accompanying notes to Pro Forma Consolidated Financial Statements

1. BASIS OF PRESENTATION

On January 10, 2008, AltaGas Income Trust (the Trust or AltaGas) acquired all of the outstanding limited partnership units of Taylor NGL Limited Partnership (Taylor), through its indirect subsidiary, AltaGas Holding Limited Partnership No. 1, (other than the Taylor units already owned by AltaGas and its affiliates) by way of cash consideration of $256.3 million and 7.7 million AltaGas Trust units valued at $198.9 million including approximately 0.2 million of Exchangeable units for all of the remaining 91.1 percent of the Taylor units outstanding not previously owned by the Trust.

The Unaudited Pro Forma Consolidated Statements (Pro Forma Statements) have been prepared by management in accordance with Canadian generally accepted accounting principles. Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the historical financial statements of the Trust. The Pro Forma Statements should be read in conjunction with the historical financial statements of the Trust for the year ended December 31, 2007. The historical financial statements of the Trust have been filed with the securities commission and are available on www.sedar.com.

The unaudited pro forma consolidated balance sheet gives effect to the assumptions and adjustments described in Note 2 as if the acquisition of Taylor was completed on December 31, 2007 while the unaudited pro forma consolidated statement of income for the year ended December 31, 2007 give effect to the transaction as if the acquisition of Taylor was completed on January 1, 2007.

The Pro Forma Statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect any operating or administrative synergies.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Statements as at and for the year ended December 31, 2007 reflect the cost of the acquisition using the purchase method. The pro forma purchase equation adjustments and allocation of the purchase price are preliminary and are based on management's estimates of the fair value of the assets acquired and liabilities assumed. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities included in these Pro Forma Statements. The preliminary allocation of the purchase price is as follows:

Total consideration for 100% of Taylor ($ thousands):		
Cost of 8.9% investment in Taylor currently owned by AltaGas		24,672
Purchase price for the remaining 91.1% of Taylor Units		
Cash consideration	256,281	
Units	198,862	
Estimated transaction costs	11,000	
Equity portion of Taylor convertible debentures (noted)	2,127	468,270
Total consideration		$ 492,942
Purchase Price Allocation for 100% of Taylor ($ thousands):		
Assets acquired		
Current assets	30,739	
Capital assets	582,000	
Capital projects under development	8,030	
Energy service arrangements, contracts and relationships	83,900	
Goodwill	108,191	
Long-term investments and other assets	4,640	817,500
Less Liabilities assumed		
Current liabilities	31,202	
Long-term debt	110,241	
Convertible debentures	22,171	
Asset retirement obligation	14,350	
Future income taxes	144,028	
Future employee obligations	2,542	
Risk management	24	324,558
		$ 492,942

a) Pro-forma adjustments have been made to increase the balance of capital assets by $191.5 million (including $10.0 million related to the increase in asset retirement obligations). Energy service arrangements, contracts and relationships increased by $61.7 million to adjust for the estimated fair value of intangible assets acquired. Goodwill has been increased by $108.2 million to reflect the estimated value of goodwill acquired, including goodwill arising as a result of the future income tax liability of $72.9 million.

b) Prior to the completion of the acquisition on January 10, 2008, the Trust owned 8.9 percent of Taylor which it had been accounting for using the fair value method as an available for sale financial instrument. Prior to the acquisition of the remaining 91.1 percent of the Taylor units, AltaGas had reported a mark-to-market gain of $20.1 million on its investment in Taylor in the Other Comprehensive Income component of equity. For purposes of the Pro Forma Statements, the previously reported mark-to-market gain was reversed and the investment in Taylor was reduced by $20.1 million to its historic cost amount. The remaining book value of the investment in Taylor of $24.7 million was allocated as part of the purchase price equation for a total reduction of $44.7 million in the investment in Taylor. Revenue decreased by $2.8 million and income tax expense decreased by $0.3 million for the year ended December 31, 2007 to eliminate the income from the Taylor investment previously reported.

c) AltaGas financed the cash consideration of $256.3 million for the acquisition through its revolving credit facility. Assuming this debt remained consistent throughout the pro forma period at AltaGas' weighted average rate of variable debt, AltaGas would have incurred approximately $14.2 million of interest charges for the year ended December 31, 2007.

d) The Trust assumed the obligation of $22.1 million principal amount of Taylor Convertible Debentures. The fair value of the debentures as at December 31, 2007 has been estimated by AltaGas, as a result of the substitution of AltaGas units as the conversion instrument, and allocated between a liability and equity component in the amounts of $22.2 million and $2.1 million respectively. As a result, the liability component of the convertible debentures previously reported by Taylor has been decreased by $2.2 million and increased the equity component by $0.9 million. The effect of the difference in the allocation of the liability and equity components resulted in a decrease in the interest expense by $0.4 million for the year ended December 31, 2007.

e) For purposes of the Pro Forma Statements as at December 31, 2007, the tax on Specified Investment Flow Through (SIFT) entities was adjusted to account for the change in temporary differences resulting from the acquisition. Future income taxes as at December 31, 2007 and the related tax expense for the year ended December 31, 2007 increased by $72.9 million as a result of the increase in the fair value of the depreciable assets recorded as part of the purchase price equation.

f) Unitholder equity has been adjusted as follows:

($ thousands)		
Eliminate Taylor equity	$	(230,724)
Eliminate Taylor equity portion of convertible debentures		(1,195)
AltaGas units issued upon acquisition (note 2)		198,862
Equity portion of convertible debentures (note 2d)		2,127
Elimination of mark-to-market adjustment on AltaGas investment in Taylor prior to the acquisition (note 2b)		(20,074)
	$	(51,004)

g) Amortization expense increased by $2.4 million for the year ended December 31, 2007 due to the increase to fair value of assets subject to amortization resulting from the acquisition and consistent with AltaGas' current amortization policy.

h) As a result of the increase in the asset retirement obligation of $10.0 million, the accretion expense increased by $0.5 million for the year ended December 31, 2007.

3. EARNINGS PER UNIT

Basic and diluted net income per unit for the year ended December 31, 2007 have been calculated assuming the increase of 7.6 million Trust Units as of January 1, 2007 issued upon completion of the acquisition as well as the dilutive effect of 0.9 million Trust Units issuable upon conversion of the Taylor Convertible Debentures. The pro forma weighted average number of Trust Units outstanding for the year ended December 31, 2007 is as follows:

	Year ended December 31, 2007
Basic	65,099
Diluted	66,313

Taylor NGL Limited Partnership

Audited Consolidated Financial Statements

For the Year Ended December 31, 2007 and 2006

KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF TAYLOR GAS LIQUIDS LTD. AS GENERAL PARTNER OF TAYLOR NGL LIMITED PARTNERSHIP

We have audited the consolidated balance sheets of Taylor NGL Limited Partnership as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
February 5, 2008

TAYLOR NGL LIMITED PARTNERSHIP

Consolidated Balance Sheets
(Stated in thousands of dollars)

As at December 31,	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,224	$ 2,710
Accounts receivable	30,153	25,708
Prepaid expenses and interest	1,225	1,456
	33,602	29,874
Fair value of financial instruments (note 17)	-	663
Investment (note 5)	4,640	-
Capital assets (notes 3 and 4)	398,554	391,365
Intangible assets (notes 3 and 4)	22,245	19,141
Deferred financing costs (note 2)	-	1,415
	$ 459,041	$ 442,458
Liabilities and Unitholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 33,040	$ 19,874
Unitholders' distributions payable	2,809	2,660
Current portion of long-term debt (note 6)	182	-
	36,031	22,534
Fair value of financial instruments (note 17)	24	207
Long-term debt (note 6)	91,241	85,000
Convertible debentures (notes 2 and 7)	24,367	48,387
Asset retirement obligations (note 8)	4,326	3,969
Future income taxes (note 9)	71,133	-
	227,122	160,097
Unitholders' equity (note 10):		
Unitholders' capital	339,288	314,483
Convertible debentures	1,195	2,325
Contributed surplus	449	289
Deficit	(109,013)	(34,736)
	231,919	282,361
Subsequent event (note 1)		
Commitments (note 16)		
Guarantees (note 18)		
Insurance claims and contingencies (note 19)		
	$ 459,041	$ 442,458

See accompanying notes to consolidated financial statements.

TAYLOR NGL LIMITED PARTNERSHIP

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) and Deficit
(Stated in thousands of dollars except per unit amounts)

Years ended December 31,	2007	2006
Revenue:		
Natural gas liquids sales	$ 199,128	$ 197,802
Fee income	59,450	57,875
Other	370	146
	258,948	255,823
Expenses:		
Feedstock costs	149,056	153,886
Operating costs	41,740	41,840
Depreciation, amortization and accretion	17,281	17,588
Administration	9,500	6,263
Interest	8,455	8,325
Financial instruments losses (gains) (note 17)	5,898	(835)
Foreign exchange loss	181	30
Investment income (note 5)	(130)	-
	231,981	227,097
Net income before future income taxes	26,967	28,726
Future income taxes (notes 2 and 9)	69,100	-
Net income (loss) and comprehensive income (loss)	(42,133)	28,726
Deficit, beginning of year	(34,736)	(32,188)
Unitholders' distributions declared	(32,144)	(31,274)
Deficit, end of year	$ (109,013)	$ (34,736)
Net income (loss) per Partnership unit (note 13):		
Basic	$ (0.99)	$ 0.68
Diluted	$ (0.99)	$ 0.68

See accompanying notes to consolidated financial statements.

TAYLOR NGL LIMITED PARTNERSHIP

Consolidated Statements of Cash Flow
(Stated in thousands of dollars)

Years ended December 31,	2007	2006
Cash provided by (used in):		
Operations:		
Net income (loss)	$ (42,133)	$ 28,726
Future income taxes (notes 2 and 9)	69,100	-
Depreciation, amortization and accretion	17,281	17,588
Unrealized losses (gains) on financial instruments (note 17)	4,638	(215)
Accretion of convertible debentures discount	417	417
Partnership unit-based compensation	160	164
Non-cash employee future benefits expense (note 14)	130	119
Investment income (note 5)	(130)	-
Unrealized foreign exchange loss	8	40
	49,471	46,839
Change in non-cash working capital (note 15)	(2,262)	(3,577)
	47,209	43,262
Financing:		
Unitholders' distributions paid	(31,995)	(31,166)
Long-term debt	5,000	(6,000)
Units issued for cash, net of issue costs	264	132
Boston Bar Loan repayments (note 6)	(84)	-
	(26,815)	(37,034)
Investments:		
Capital expenditures	(18,104)	(8,291)
Acquisition (note 4)	(9,436)	-
Investment distributions (note 5)	267	-
Change in non-cash investing working capital (note 15)	6,401	407
	(20,872)	(7,884)
Effect of exchange rate changes on cash	(8)	(40)
Change in cash and cash equivalents	(486)	(1,696)
Cash and cash equivalents, beginning of year	2,710	4,406
Cash and cash equivalents, end of year	$ 2,224	$ 2,710

See accompanying notes to consolidated financial statements.

TAYLOR NGL LIMITED PARTNERSHIP

Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(all tabular amounts are stated in thousands of dollars except unit amounts)

1. Organization

In January 2008, AltaGas Income Trust ("AltaGas") acquired all of the outstanding Units of the Taylor NGL Limited Partnership (the "Partnership"). In conjunction with the acquisition, the Partnership incurred certain costs as specified under the Support Agreement between AltaGas and the Partnership dated November 11, 2007. These obligations included transaction costs of approximately $4.4 million and employee obligations of approximately $2.3 million. In addition, the Partnership was required to settle with the holders of outstanding options, which were previously granted under the Partnership's Unit Option Plan, equal to the difference between the offer price of $11.20 per Unit and the associated exercise price of the option. Furthermore, pursuant to the terms of the Support Agreement between the Partnership and AltaGas, all outstanding RSUs, including those that were granted on January 1, 2008, were to be redeemed prior to the change in control based on the $11.20 per Unit offer price. Taylor used its revolving credit facility to fund these payments. The terms of Taylor's credit facility was amended as a result of the acquisition. The credit facility matures on June 28, 2008, at which time all amounts drawn under the facility are repayable. In addition, as a result of the acquisition, the outstanding convertible debentures are convertible into trust units of AltaGas at a conversion price of $24.64 per trust unit.

The Partnership was formed July 31, 2000 under the laws of the Province of Ontario pursuant to a limited partnership agreement. The general partner of the Partnership was Taylor Gas Liquids Ltd. ("TGLL" or "General Partner"), while the limited partners were the public, holding Partnership units ("Units").

The Partnership and its wholly owned subsidiaries and partnerships were comprised as follows:

Entity	Year Acquired or Built by Taylor	Asset / Relationship
Taylor Gas Liquids Limited Partnership ("TGLLP")	1996	Younger Extraction Plant
Joffre Gas Liquids Limited Partnership ("JGLLP")	2001	Joffre Extraction Plant
	2004	Ethylene Delivery System ("EDS")
	2004	Joffre Feedstock Pipeline ("JFP")
Taylor Gas Processing Limited Partnership ("TGPLP")	2003	Retlaw Gas Processing Plant
	2003	Enchant Gas Processing Plant
	2003	Turin Gas Processing Plant
	2003	Related natural gas gathering systems (collectively the "RET Complex")
Harmattan Gas Processing Limited Partnership ("HGPLP")	2005	Harmattan Gas Processing Complex ("Harmattan Complex")
Taylor Management Inc. ("TMI")	2005	general partner of TGLLP, JGLLP and TGPLP
Taylor Processing Inc. ("TPI")	2005	general partner of HGPLP ("Harmattan Complex")
Highwater Power Limited Partnership ("HWPLP")	2007	Log Creek and Kookipi Creek Hydroelectric Development Projects
Highwater Power Corporation ("Highwater")	2007	general partner of HWPLP and limited partner of Boston Bar LP

Collectively, TGLLP, JGLLP, TGPLP, HGPLP and HWPLP were known as the "Operating Partnerships".
The Partnership made cash distributions to its unitholders, subject to the Partnership's limited partnership agreement, to the extent that the Partnership had cash available for such payment less unpaid expenses, amounts required for the business and operation of the Partnership and any cash reserve which the board of directors of the General Partner in its discretion determined necessary to satisfy the Partnership's current and anticipated obligations and liabilities.

2. Significant Accounting Policies

Basis of presentation
These consolidated financial statements include the accounts of the Partnership and all of its wholly owned subsidiaries and partnerships.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Joint ventures
The Operating Partnerships contain businesses that are conducted jointly with others, and accordingly these financial statements reflect only the Partnership's indirect proportionate interest in such activities.

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. These estimates are subject to uncertainty and may affect the financial statements of future periods. The recognized amounts of such items are based on management's best information and judgment.

Revenue
All natural gas liquids ("NGL") produced by TGLLP at the Younger Extraction Plant are sold at the outlet of the plant under a long-term marketing agreement (the "NGL Purchase Agreement") with Provident Energy Trust ("Provident"). Pursuant to the terms of the NGL Purchase Agreement, TGLLP's revenue is the sum of a return-on-capital fee, recovery of operating costs and natural gas costs and a 50 percent share of the proceeds received from the final sale of NGL by Provident net of all costs (the "Marketing Pool"). If Provident's revenue from the sale of the NGL acquired from the TGLLP does not exceed costs, then future net proceeds will only accrue to TGLLP after any deficiency is retired. During 2007, the Marketing Pool contributed $16.3 million in revenue, net to TGLLP (2006 – $10.2 million).

If the Marketing Pool deficiency is greater than $1.75 million gross at two consecutive calendar year ends, Provident has the right to terminate the NGL Purchase Agreement by giving notice to the Partnership during the first 60 days of the following calendar year and remit a significant termination payment. Provident does not currently have the right to terminate the NGL Purchase Agreement.

The ethane produced at the Joffre Extraction Plant is sold at the outlet of the plant under a long-term sales agreement (the "Ethane Supply Agreement"). Pursuant to the terms of the Ethane Supply Agreement, the sales price is the sum of a return-on-capital charge and recovery of the operating costs attributed to the production of ethane. The remaining NGL (propane, butane and condensate, collectively known as "Propane-Plus") produced at the Joffre Extraction Plant are sold into the Alberta market at prevailing prices. The Partnership's share of revenue received under the Ethane Supply Agreement and the sale of Propane-Plus is included in NGL sales.

Revenue for processing services at the RET Complex and Harmattan Complex is recorded as the services are rendered. Processing fees that are a function of volumes processed are recognized in the period in which the processing occurs. Fees that are not directly related to volumes processed, such as capital recovery, are recognized at stipulated rates over the contract periods. Fees derived from the recovery of operating expenses are recognized in the period in which the expenses are incurred.

Revenue from the Harmattan Complex also includes the sale of ethane, frac oil, industrial grade liquid carbon dioxide ("CO2") and Propane-Plus production. Under the terms of many of the raw natural gas processing agreements, a component of the compensation received by the Partnership for providing services to the producers is derived from the Partnership having the right to purchase a portion of the producers' ethane and Propane-Plus for a price based on the natural gas heat equivalent. The ethane acquired by the Partnership under the product-in-kind arrangements is sold under a long-term contract for a price that includes full recovery of the cost of acquiring the ethane from the producers plus a premium. Frac oil is a premium

hydrocarbon-based product that is produced by refining condensate feedstock. Harmattan's frac oil is sold to a single customer. CO2 is recovered through the processing of raw natural gas to meet sales gas specifications. The liquid CO2 is sold to a single customer under a take-or-pay contract with approximately 6 years remaining. The Propane-Plus volumes acquired by the Partnership are sold into the Alberta market at prevailing prices.

The terms for use of EDS and JFP are defined by long-term transportation agreements. Revenue received for use of the pipelines is the sum of a fixed transport-or-pay fee and the full recovery of actual costs incurred in operating the pipelines, and is recorded as fee income.

Inventory
Inventory is comprised primarily of NGL product held for sale. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted-average cost basis, calculated monthly.

Capital assets
The Younger Extraction Plant and the Joffre Extraction Plant are depreciated over a 40-year period, commencing July 1996 and January 2003, respectively, using the straight-line method of depreciation.

The RET Complex is depreciated over a 25-year period, commencing September 1, 2003, using the straight-line method. Included in the RET Complex capital assets is $1.0 million of intangible assets assigned to the natural gas processing contracts that were in place at the date of purchase of this facility. Amortization of the intangible assets was provided for on a straight-line basis over three years representing the period wherein the majority of the expected revenues from these contracts will be realized by the Partnership. At December 31, 2006, these intangible assets had been fully amortized.

The EDS pipeline is depreciated over a 25-year period, commencing September 1, 2004, using the straight-line method. The JFP pipeline is depreciated over a 40-year period, commencing March 15, 2005, using the straight-line method.

The Harmattan Complex is being depreciated over a 30-year period using the straight-line method of depreciation commencing March 22, 2005. Amortization of the intangible assets that were acquired along with the Harmattan Complex is provided for on a straight-line basis over nine years.

Taylor is currently developing two ten megawatt run-of-river hydroelectric projects in British Columbia as part of Taylor's acquisition of Highwater in June 2007. Development costs, along with $5.7 million of intangible assets allocated to the electricity purchase agreements with B.C. Hydro, will be amortized over 40 years upon commencement of operations for each of the run-of-river hydroelectric projects.

Capital assets are recorded at cost less depreciation, net of any impairment in the carrying amount. Acquisition costs are capitalized and amortized over the life of the acquired assets. Repairs and maintenance costs are expensed in the period incurred.

Asset retirement obligations
The fair value of estimated asset retirement obligations ("ARO") is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized ARO amount for a particular asset is depreciated on a straight-line basis over the life of such asset. The long-term liability amount typically increases each reporting period due to accretion. Revisions to the estimated timing of cash flows or to the estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Partnership's net income in the period in which such settlement occurs.

Income taxes
On June 12, 2007, the Government of Canada substantively enacted legislation to tax the income of flow-through entities, including publicly-traded limited partnerships, beginning in 2011. As a result, a portion of the Partnership's future income that would have otherwise been distributed to Unitholders is subject to income tax beginning in the fiscal year 2011. As a result of this new legislation, the Partnership is required to record future income taxes in the consolidated financial statements in accordance with Canadian accounting standards. The Partnership follows the asset and liability method for recording future income taxes whereby future tax assets and liabilities are recognized on differences between the carrying value of assets and liabilities and their respective tax bases using tax rates that are expected to apply when these differences

reverse. Future tax assets are recognized in circumstances where it is considered more likely than not that the related income tax deductions will be realized.

Furthermore, future income tax liabilities and assets are recognized on acquisitions and reflect the difference between the assigned fair values for assets and liabilities and their respective tax bases using tax rates that are expected to apply when these differences reverse. Future tax liabilities are allocated to tangible and intangible assets based on the estimated fair value allocated to these assets in the purchase price equation. Consideration paid on acquisitions in excess of the estimated fair value of the net assets acquired, including future tax liabilities, is allocated to goodwill.

Compensation plans
The Partnership uses the fair value method to account for options granted to employees and directors. Under the fair value method, the fair value of the options is estimated at the grant date using the Black-Scholes option pricing methodology, and such fair value is expensed over the vesting period, with a corresponding increase in contributed surplus.

The Partnership has implemented a Long-Term Incentive Plan ("LTIP"), details of which are described in note 12. The LTIP compensates officers, directors and certain employees by awarding Restricted Share Units ("RSUs"). On the date the RSU vests, the holder receives a cash payment equal to the volume-weighted market price of Partnership units for ten trading days preceding the vesting date. The market price of Partnership units multiplied by the number of issued RSUs is recognized as compensation expense over the vesting period. Compensation cost is increased or decreased each reporting period as the Partnership unit market price fluctuates. From the effective date of the RSU award, the holder of RSUs receives additional RSUs equal to the cash distributions that would be paid on the number of Partnership units that the RSUs held represent. The distribution-equivalent RSUs are recognized as compensation expense over the same vesting period.

Employee pension plan
The Partnership has a defined benefit pension plan for the unionized Younger Extraction Plant employees that covered 24 active members, 3 retired and 2 deferred members as at December 31, 2007. In addition, the Partnership has a defined benefit pension plan for certain employees of the Harmattan Complex, which is not open to new members. As at December 31, 2007, this plan covered 11 active members and 3 retired members. The cost of pension benefits earned by such employees in the defined benefit plan is charged to income as services are rendered using the projected benefit method prorated for service. The cost of the defined benefit plan is based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. If adjustments in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year were required due to plan amendments, changes in assumptions or experience, the resulting gains and losses would be amortized over the expected remaining average service life of the employee group. If the defined benefit pension plan is terminated and not replaced by a successor defined benefit plan, the Partnership will account for a curtailment first and then a settlement, whenever a curtailment and a settlement occur at the same time.

In addition to pension benefits, the Partnership provides post-retirement benefits for its unionized employees at the Younger Extraction Plant and employees at the Harmattan Complex.

Foreign currency
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in income in the period in which they are incurred.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with terms to maturity of three months or less at the time of purchase.

 SEC File # 82-349..

Financial instruments and comprehensive income

On January 1, 2007, the Partnership adopted the new CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 3865 "Hedges" on a prospective basis.

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria for determining when a financial instrument should be recognized, and provides criteria for determining when a financial instrument is to be extinguished. The Partnership has elected to use January 1, 2003 as the transition date for applying Section 3855 to embedded derivatives.

The Partnership uses derivative financial instruments such as collars and swaps to manage exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices, as described in note 17. The Partnership does not utilize derivative financial instruments for trading or speculative purposes. Management was required to obtain approval from the Audit Committee of the General Partner prior to entering into derivative financial instruments. The derivative financial instruments are designated as held for trading under the new accounting standards, whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value relating to a financial period can either reduce or increase net income and net income per Partnership unit for that period. The change in the fair value of derivative financial instruments is recorded in the income statement as gains or losses on financial instruments, including cash payments or receipts when the derivative financial instruments are settled.

Section 1530 and Section 3251 establish standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as other financial statements.

Section 3865 provides guidance for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosure it requires.

There was no significant impact to the financial statements as a result of implementing these new standards, except as noted below.

Under these new accounting standards, the Partnership has elected to record financing costs incurred as a reduction to the related financing. In 2006, financing costs were reflected as deferred charges. The financing costs will be charged to earnings over the anticipated life of the related financing using the effective interest rate method. On January 1, 2007, the Partnership reclassified the deferred financing costs of $1.4 million, which related to the convertible debenture offering, against the debt portion of the convertible debentures. The difference between the amount charged to earnings as amortization of the deferred costs and the amount that would have been charged to earnings, had the effective interest rate method been used, was not significant.

Per Partnership unit information

Basic net income per Partnership unit is calculated based on the weighted-average number of Partnership units outstanding during the year. Diluted net income per Partnership unit is calculated based on the number of Partnership units that would have been obtained upon exercise of options to purchase Partnership units at the quarterly average market close price plus the number of Partnership units issuable on conversion of outstanding convertible debentures. In addition, in calculating diluted net income per Partnership unit, net income is increased by the interest on the convertible debentures and accretion of the convertible debenture discount.

Convertible debentures

Convertible debentures are recorded at the amount of proceeds received less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the recorded amount and the face value of the convertible debentures is charged to income on an effective yield basis.

Future accounting changes
On January 1, 2008, the Partnership is required to adopt CICA 1535, "Capital Disclosures". This standard requires the disclosure of information related to the objectives, policies and processes for managing capital. This standard has no impact on the Partnership's financial results as it only addresses disclosure requirements.

On January 1, 2008, the Partnership is required to adopt CICA 3862, "Financial Instruments – Disclosures". CICA 3862 requires disclosure of information related to the significance of financial instruments to the Partnership's performance. The Partnership is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. As this standard only addresses presentation and disclosure requirements, there will be no impact to the Partnership's financial results.

3. Capital Assets and Intangible Assets

		2007		2006
Property, plant and equipment	$	365,946	$	354,430
Accumulated depreciation		(56,744)		(45,411)
Pipelines		87,594		87,424
Accumulated depreciation		(7,635)		(5,078)
Capital assets under development		9,393		–
		398,554		391,365
Intangible assets		30,505		24,761
Accumulated amortization		(8,260)		(5,620)
		22,245		19,141
	$	420,799	$	410,506

Interest and financing fees of $0.2 million were capitalized during 2007 (2006 – nil). The Partnership has capitalized $1.8 million of third-party costs and $0.4 million of general and administrative costs related to the Harmattan Co-stream Project, which is currently not subject to depreciation. The project is anticipated to bring natural gas from TransCanada's Alberta system to the Harmattan Complex for processing to recover ethane, propane, butane and condensate.

4. Acquisition

On June 22, 2007, the Partnership acquired approximately 90 percent of the issued and outstanding common shares of Highwater Power Corporation ("Highwater"). The remaining common shares were acquired on September 13, 2007 for approximately $870,000. Highwater has a 25 percent interest in class A and B partnership units of Boston Bar Limited Partnership, which operates a seven megawatt run-of-river hydroelectric facility located on Scuzzy Creek, British Columbia. In addition, Highwater is developing two ten megawatt run-of-river hydroelectric projects in British Columbia.

The cash consideration paid to acquire all of the common shares of Highwater tendered to the Partnership's offer was $9.4 million, including transaction costs of approximately $0.4 million. The Highwater acquisition is summarized as follows:

Intangible assets	$	5,744
Investment in Boston Bar Limited Partnership (note 5)		4,777
Capital assets in development		2,974
Current assets		759
Current liabilities		(1,284)
Boston Bar Loan (note 6)		(1,501)
Future income tax liabilities (note 9)		(2,033)
	$	9,436

On March 22, 2005, the Partnership acquired the Harmattan Complex, through the purchase of all the outstanding shares of two private companies. At December 31, 2007, the Partnership has withheld $2.3 million from the former owners of the Harmattan Complex as a reserve against future obligations should they arise prior to December 2008.

5. Investment

The Partnership records its interest in Boston Bar Limited Partnership using the equity method of accounting whereby the Partnership includes in earnings, its proportionate share of the earnings of Boston Bar Limited Partnership. Distributions received from Boston Bar Limited Partnership are recorded as a reduction in the equity investment.

Balance, December 31, 2006	$	–
Acquisition of investment in Boston Bar Limited Partnership (note 4)		4,777
Current period share of Boston Bar Limited Partnership earnings		130
Distributions from Boston Bar Limited Partnership		(267)
Balance, December 31, 2007	$	4,640

6. Long-term Debt

		December 31 2007		December 31 2006
Revolving credit facility	$	90,000	$	85,000
Boston Bar Loan		1,423		–
Current portion of the Boston Bar Loan		(182)		–
	$	91,241	$	85,000

At December 31, 2007, the Partnership's $120 million revolving credit facility was drawn by $90 million (December 31, 2006 – $85 million). During the second quarter of 2007, the Partnership's $120 million revolving credit facility was extended for a further 364-day period commencing June 30, 2007. At expiry, June 29, 2008, the facility can be extended at the lenders' option for another 364 days. If the revolving credit facility is not extended, the amount drawn is fully repayable on June 29, 2009. The revolving credit facility bears interest at bankers' acceptance rates, plus stamping fees, plus applicable margins. The margins and stamping fees vary depending on financial statement ratios and can range from 1.15 percent to 1.65 percent. The revolving credit facility agreement provides several financial covenants that the Partnership must fulfill, unless written exception is provided by the lenders:

	Covenant Requirement	Ratio at December 31, 2007
Debt to earnings before interest, tax and depreciation ratio	less than 3.5:1	1.75:1
Interest coverage ratio	greater than 3.0:1	9.88:1
Debt to capitalization ratio	less than 0.6:1	0.27:1

During 2007 and 2006, the Partnership complied with the covenants contained in the revolving credit facility agreement.

The Partnership also has a $10 million operating facility. As at December 31, 2007, the amount available under this facility was reduced by $2.9 million to support outstanding letters of credit.

The revolving credit facility and the operating facility are secured by a first ranking floating charge debenture on all of the Partnership's assets.

Upon acquisition of Highwater (note 4), the Partnership assumed the outstanding debt within Highwater that was associated with its partnership interest in Boston Bar Limited Partnership, which had an estimated fair value of $1.5 million (the "Boston Bar Loan"). At December 31, 2007, the Boston Bar Loan had principal outstanding of $1.9 million, which bears interest at 10.75 percent per annum, compounded monthly, repayable in blended monthly payments of $31,974 over a twenty-year term that expires May 2015. For the year ended December 31, 2007, the Partnership made principal payments of $84,000 on the Boston Bar Loan.
The Boston Bar Loan is secured by a mortgage over Boston Bar Limited Pamtership's power generation assets and Highwater's interest in Boston Bar Limited Partnership. Principal repayments on the Boston Bar Loan are scheduled to average $275,000 per year for the next five years.

The average annual effective interest rate on the Partnership's debt for 2007, including the Partnership's convertible debentures, was 6.1 percent (2006 – 5.7 percent).

7. Convertible Debentures

On March 22, 2005, the Partnership issued $50 million of 5.85 percent convertible debentures maturing on September 10, 2010, with interest payable semi-annually in arrears on September 10 and March 10 in each year. The proceeds of the issue, net of underwriters' fees and costs, were $47.9 million. Prior to maturity, the debentures may be converted into Partnership units at the option of the holder, at a conversion price of $10.35 per Partnership unit. Underwriters' fees and costs of $2.1 million are being amortized over the life of the convertible debentures using the effective interest method.

The Partnership may redeem the convertible debentures after September 10, 2008 and prior to September 10, 2009, in whole or in part, at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the Partnership units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Partnership may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Partnership can elect to pay interest on the debentures by issuing Partnership units.

Balance, December 31, 2005	$ 47,970
Accretion of discount	417
Balance, December 31, 2006	$ 48,387
Accretion of discount	417
Financing costs	(1,026)
Conversions	(23,411)
Balance, December 31, 2007	$ 24,367

During the year, convertible debentures with an aggregate principal value of $24.3 million were converted at $10.35 per Partnership unit resulting in 2,345,111 Partnership units being issued (note 10).

At December 31, 2007, the convertible debentures had an estimated fair value of $26.3 million (2006 – $49.2 million) and outstanding principal value of $25.7 million.

8. Asset Retirement Obligations

The Partnership has estimated the net present value of its asset retirement obligations to be $4.3 million as at December 31, 2007 (2006 – $4.0 million), based on an undiscounted future liability of $100.8 million, excluding salvage values, unchanged from December 31, 2006. The earliest of these payments is not expected before 2029, with the majority not expected to begin until 2043. The Partnership's credit adjusted risk-free rate of 9 percent and an inflation rate of 1.5 percent were used to calculate the present value of the asset retirement obligation. The following table reconciles the Partnership's total asset retirement obligation:

		2007		2006
Asset retirement obligations, beginning of year	$	3,969	$	3,641
Accretion expense		357		328
Asset retirement obligations, end of year	$	4,326	$	3,969

9. Future Income Taxes

A continuity of the future income tax liability is as follows:

Balance, December 31, 2006	$	–
Impact of change to income tax legislation		75,000
Future income tax liability on acquisition (note 3)		2,033
Impact of change to income tax rate		(8,000)
Other period future income tax expense		2,100
Balance, December 31, 2007	$	71,133

The components of the future income tax liability at December 31, 2007 are as follows:

Future income tax liabilities:		
Capital assets and intangible assets	$	75,446
Future income tax assets:		
Non-capital losses (expire 2011 to 2024)		(1,813)
Asset retirement obligation		(1,200)
Partnership unit issue costs		(1,300)
		(4,313)
Net future income tax liability	$	71,133

The Partnership recorded a future income tax expense of $75.0 million in the second quarter of 2007 as a result of the new tax legislation, which used an effective income tax rate of 29.4 percent. This future tax expense was based on temporary differences that are expected to reverse after December 31, 2010, the effective date of the tax on flow-through entities.

On October 30, 2007, the Government of Canada announced changes to the general corporate tax rate to occur between 2008 and 2012. As a result, the effective income tax rate for the Partnership was reduced to 26.7 percent, which decreased the future income tax liability by $8.0 million.

10. Unitholders' Equity

	2007	2006
Unitholders' capital	$ 339,288	$ 314,483
Accumulated earnings	42,418	84,551
Convertible debentures	1,195	2,325
Contributed surplus	449	289
Accumulated distributions	(151,431)	(119,287)
	$ 231,919	$ 282,361

	Number of Units	Amount
Balance, December 31, 2005	42,535,240	$ 284,613
Net income for the year ended December 31, 2006		28,726
Unitholders' distributions declared		(31,274)
Units issued on exercise of options	20,000	139
Contributed surplus		157
Balance, December 31, 2006	42,555,240	$ 282,361
Net loss for the year ended December 31, 2007		(42,133)
Unitholders' distributions declared		(32,144)
Units issued on conversion of convertible debentures	2,345,111	23,411
Increase in unitholders' capital from equity portion of convertible debentures		1,130
Decrease in equity component of convertible debentures on conversions		(1,130)
Units issued on exercise of options	35,750	264
Contributed surplus		160
Balance, December 31, 2007	44,936,101	$ 231,919

The Partnership is authorized to issue an unlimited number of voting Partnership units.

11. Partnership Unit Option Plan

The Partnership may provide additional compensation to the General Partner's employees, officers and directors by granting options under the Partnership Unit Option Plan (the "Unit Option Plan"). The Unit Option Plan provides for the issuance of options to acquire Partnership units. As at December 31, 2007, the Unit Option Plan was limited to granting 3,283,650 Partnership units, of which 2,105,152 Partnership units remain available. Options granted under the plan generally vest over three years. The outstanding options expire at various dates prior to October 25, 2012.

The following tables summarize information about the Unit Option Plan as at December 31, 2007 and 2006:

	2007		2006	
	Options	Average Exercise Price	Options	Average Exercise Price
Outstanding, beginning of year	582,000	$ 8.08	419,250	$ 7.94
Granted	27,000	9.29	202,500	8.26
Exercised	(35,750)	7.39	(20,000)	6.61
Expired	(40,500)	9.22	(19,750)	8.52
Outstanding, end of year	532,750	$ 8.10	582,000	$ 8.08
Exercisable, end of year	432,125	$ 8.06	256,875	$ 7.79

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Life (years)
$ 4.85	20,000	20,000	0.4
5.98	21,500	21,500	0.9
7.81	36,750	36,750	1.9
8.05	146,000	146,000	2.9
8.15	183,750	91,875	3.8
8.43	20,000	20,000	2.0
9.10	74,250	74,250	2.4
9.20	7,000	–	4.4
9.32	20,000	20,000	4.8
9.79	3,500	1,750	3.7
$ 4.85 to $ 9.79	532,750	432,125	3.0

The various employees and directors of the General Partner, excluding officers, were granted 27,000 options on various dates during the year ended December 31, 2007 with an average strike of $9.29 per option. The strike price of the option is equal to the market closing price of the Partnership units the day prior to being granted. At the date of granting, the options issued in 2007 had a combined estimated fair value of $26,000. The estimated weighted-average fair value of these options was $0.95 per option based on the Black-Scholes option pricing methodology, based on an average risk-free interest rate of 4 percent, an average dividend yield of 8.1 percent, a five-year maturity and an average volatility factor of 25 percent.

The various employees of the General Partner, excluding officers, were granted 202,500 options on various dates during the year ended December 31, 2006 at strike prices ranging from $8.15 to $9.79 per option. The strike price of the option is equal to the market closing price of the Partnership units the day prior to being granted. At the date of granting, the options issued in 2006 had a combined estimated fair value of $0.2 million, which will be recognized in income over the two-year vesting period. The estimated weighted-average fair value of these options was $0.87 per option based on the Black-Scholes option pricing methodology, using an expected risk-free interest rate of 6 percent, an average dividend yield of 9 percent, a five-year maturity and an average volatility factor of 25 percent.

Compensation expense for the year ending December 31, 2007 related to the granting of options issued since 2004 was $0.2 million (2006 – $0.2 million).

12. Long-term Incentive Program

The Partnership provides a portion of the compensation to the General Partner's officers, directors and certain employees in the form of Restricted Share Units ("RSUs") awarded under the Long-term Incentive Plan ("LTIP"). The LTIP is governed by a plan document that defines how awards made under the plan will be determined and administered. Under the plan, RSUs are granted to individuals effective January 1 of the year following the just-completed fiscal year and vest over a three-year period; one third of the RSU award vesting per year. Upon vesting, the holder of RSUs receives cash equal to the volume-weighted market price of Partnership units for the ten trading days preceding the vesting date times the number of RSUs that have

vested. From the effective date of the RSU award, the holder of RSUs receives additional RSUs equal to the cash distributions that would be paid on the number of Partnership units that the RSUs held represent.

The annual pool of RSUs eligible to be awarded is based on a calculation that considers distributions per unit and total unitholder return benchmarked against the total unitholder return of a basket of peers and certain related indices over one, two and three years. Total unitholder return is the sum of distributions and the change in the market price of units over the specific periods.

	Number of Restricted Share Units (RSUs)
Balance, December 31, 2005	–
Awarded during the year	135,397
RSUs received in lieu of distributions during the year	10,080
Forfeited during the year	(922)
Balance, December 31, 2006	144,555
Awarded during the year	409,323
RSUs received in lieu of distributions during the year	42,924
Exercised during the year	(48,185)
Cancelled during the year	(5,356)
Balance, December 31, 2007	543,261

The compensation cost recorded for Restricted Share Units for the year ended December 31, 2007 was $3.6 million (2006 – $0.8 million) based on the closing market price of $11.18 per Partnership unit.

In January 2008, 598,367 RSUs were awarded for 2007 performance that had a fair value of $6.7 million based on the December 31, 2007 closing Partnership unit price.

13. Income per Partnership Unit

The following table summarizes the computation of net income per Partnership unit:

	2007	2006
Numerator:		
Numerator for basic income (loss) per unit	$ (42,133)	$ 28,726
Convertible debentures interest	2,920	2,923
Accretion of convertible debentures discount	417	417
Numerator for diluted income (loss) per unit	$ (38,796)	$ 32,066
Denominator:		
Weighted-average number of units	42,715,900	42,548,216
Convertible debentures	4,698,391	4,828,019
Dilutive unit options	74,826	75,944
Denominator for diluted income per unit	47,489,117	47,452,179
Basic income (loss) per unit	$ (0.99)	$ 0.68
Diluted income (loss) per unit	$ (0.99)	$ 0.68

14. Pension Plan and Post-retirement Benefits

The Partnership has a pension plan covering its unionized employees at the Younger Extraction Plant (the "Younger Plan"). The Younger Plan provides employee pensions based on length of service and the highest consecutive three years' average earnings. The Partnership has a pension plan covering certain employees at the Harmattan Complex (the "Harmattan Plan"). The Harmattan Plan provides an employee pension to existing members based on length of service and highest consecutive three years' average earnings.

SEC File # 82-349: 1

The Younger Plan and the Harmattan Plan (collectively called the "Plans") rely on actuarial reports, prepared by an independent actuary, for funding and accounting purposes. The cost of pension benefits earned is determined using the projected benefit method pro-rated on employment service and management's best estimate of expected plan investment performance, salary escalation and retirement date. Plan assets are valued at fair market value. The excess of the net actuarial gain (or loss) over 10 percent of the greater of the accrued benefit obligation and the market value of plan assets at the beginning of the period is amortized over the expected average remaining service period of the active employee ("EARSL"). Past service costs are also amortized over EARSL.

The following significant actuarial assumptions were used to determine pension cost:

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Discount rate, January 1	5.25%	5.25%	5.25%	5.25%
Discount rate, December 31	5.50%	5.50%	5.25%	5.25%
Expected long-term rate of return	6.00%	6.00%	6.00%	6.00%
Rate of compensation increase	3.50%	3.50%	2.75%	2.75%
EARSL, January 1	24.6 years	8.1 years	25.7 years	8.4 years

The funding actuarial valuation of the Plans was performed as at December 31, 2006. The next funding actuarial valuations for the Plans will be performed no later than as at December 31, 2007.

The determination of the pension cost for the Company's defined benefit pension plans is as follows:

Pension cost incurred

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Current service cost	$ 166	$ 180	$ 172	$ 189
Interest cost on accrued benefit obligation	118	331	113	281
Less actual return on plan assets	(16)	(20)	(238)	(454)
Actuarial loss (gain) during year	392	75	(211)	565
Pension cost incurred during year, before adjustments	$ 660	$ 566	$ (164)	$ 581

Pension cost recognized

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Pension cost incurred	$ 660	$ 566	$ (164)	$ 581
Adjustments to reflect long-term nature of pension plan:				
Difference between expected and actual return on plan assets	(131)	(311)	115	185
Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligation	(393)	(37)	211	(562)
Amortization of transitional (asset) obligation	1	(1)	1	(1)
Pension cost recognized during year	$ 137	$ 217	$ 163	$ 203

Components of pension cost

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Current service cost	$ 166	$ 180	$ 172	$ 189
Interest cost on accrued benefit obligation	118	331	113	281
Expected return on plan assets	(147)	(331)	(123)	(269)
Amortization of transitional (asset) obligation	1	(1)	1	(1)
Amortization of net actuarial (gains) losses	(1)	38	–	3
Pension cost recognized during year	$ 137	$ 217	$ 163	$ 203

Reconciliation of accrued benefit obligation

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Accrued benefit obligation, beginning of year	$ 2,164	$ 6,263	$ 2,037	$ 5,299
Current service cost (including employee contributions)	251	180	254	189
Interest on accrued benefit obligation	118	331	113	281
Actuarial loss (gain) during year	392	75	(211)	565
Benefits paid during year	(84)	(98)	(29)	(71)
Accrued benefit obligation, end of year	$ 2,841	$ 6,751	$ 2,164	$ 6,263

Reconciliation of fair value of plan assets

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Estimated fair value of plan assets, beginning of year	$ 2,390	$ 5,256	$ 1,949	$ 4,157
Partnership contributions during year	132	612	151	716
Member contributions during year	85	–	81	–
Benefit payments during year	(84)	(98)	(29)	(71)
Actual return on plan assets	17	20	238	454
Fair value of plan assets, end of year	$ 2,540	$ 5,790	$ 2,390	$ 5,256

The assets of the Plans are held by Sun Life. The assets are valued as at December 31, 2007 as reported by Sun Life.

The assets are invested under a balanced fund mandate with a broad mix of fixed income, Canadian equity and foreign equity investments. The investment mixes for each of the Plans are as follows as at December 31, 2007:

	Younger Plan	Harmattan Plan
Cash and short-term equivalents	9.4%	16.6%
Canadian equities	31.0%	28.1%
Foreign equities	28.5%	26.4%
Fixed income	31.1%	28.9%
Total	100.0%	100.0%

Determination of accrued benefit asset (liability)

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Accrued benefit asset (liability), beginning of year	$ (6)	$ (87)	$ 6	$ (600)
Plus contributions during year	132	612	151	716
Less pension cost for the year	(137)	(217)	(163)	(203)
Accrued benefit asset (liability), end of year	$ (11)	$ 308	$ (6)	$ (87)

Funded status and reconciliation of accrued benefit asset (liability)

	2007		2006	
	Younger Plan	Harmattan Plan	Younger Plan	Harmattan Plan
Accrued benefit obligation, end of year	$ (2,841)	$ (6,751)	$ (2,164)	$ (6,263)
Fair value of plan assets, end of year	2,540	5,790	2,390	5,256
Funded status	$ (301)	$ (961)	$ 226	$ (1,007)
Unamortized transitional obligation (asset)	25	(9)	26	(10)
Unamortized net actuarial loss (gain)	265	1,278	(258)	930
Accrued benefit asset (liability), end of year	$ (11)	$ 308	$ (6)	$ (87)

In addition to pension benefits, the Partnership provides post-retirement benefits for its unionized employees at the Younger Extraction Plant and employees at the Harmattan Complex. Benefits provided to retired employees are limited to the payment of life insurance and health insurance premiums. For the year ended December 31, 2007, the Partnership has recorded an employee future benefits expense of $0.1 million (2006 – $0.1 million) and accrued the obligation in accounts payable and accrued liabilities.

15. Supplementary Cash Flow Information

The change in non-cash working capital from operations was comprised of:

	2007	2006
Accounts receivable	$ (3,843)	$ (7,336)
Accounts payable and accrued liabilities	1,350	3,801
Prepaid expenses and interest	231	(42)
	$ (2,262)	$ (3,577)

The change in non-cash working capital from investments was comprised of:

	2007	2006
Accounts payable and accrued liabilities	$ 6,401	$ 407

Cash interest paid for the year ended December 31, 2007 was $8.4 million (2006 – $8.2 million).

16. Commitments

The Partnership is committed to various lease payments for land, office space, vehicles and office equipment. Under the terms of the leases, the following future payments are required:

2008	$	489
2009	$	368
2010	$	313
2011	$	277
2012	$	95

17. Financial Instruments

The Partnership records the settlement of financial instrument and the changes in the mark-to-market in earnings, which are aggregated in financial instruments (gains) losses, as noted below. The fair value of financial instruments are separated into assets and liabilities, and subsequently split into their current and long-term portions, as noted below.

		2007		2006
Financial instruments gains (losses):				
Realized	$	(1,260)	$	620
Unrealized		(4,638)		215
	$	(5,898)	$	835
Balance sheet classification:				
Assets:				
Current, included in accounts receivable	$	575	$	732
Long-term		–		663
	$	575	$	1,395
Liabilities:				
Current, included in accounts payable and accrued liabilities	$	4,032	$	32
Long-term		24		207
	$	4,056	$	239
Total fair value of financial instruments	$	(3,481)	$	1,156

Interest rates

The Partnership has fixed the interest rate on $70.0 million of its bank debt using interest rate swaps. The fair value of the interest rate swaps recorded on the balance sheet and changes in the mark-to-market ("MTM") recorded in earnings are summarized as follows:

				2007		2006	
Principal	Fixed Rate	Start	End	Fair Value Asset (Liability)	MTM Change Gain (Loss)	Fair Value Asset (Liability)	MTM Change Gain (Loss)
$ 10,000	4.130%	Feb. 22, 2006	Jan. 31, 2007	$ –	$ (5)	$ 5	$ 5
10,000	4.195%	Jan. 31, 2007	Jan. 31, 2008	13	5	8	8
20,000	4.150%	Jan. 2, 2007	Jan. 2, 2009	49	17	32	32
20,000	4.410%	Feb. 1, 2005	Feb. 1, 2010	(86)	55	(141)	110
20,000	4.335%	Feb. 22, 2006	Mar. 1, 2010	(58)	40	(98)	(98)
				$ (82)	$ 112	$ (194)	$ 57

The Partnership and the providers of the interest rate swaps have early settlement options, in whole or in part, of the principal amount, which are currently in effect and exist until the maturity date. If either party exercises this option, the derivative financial instrument will be settled at the then current market price.

Electricity rates

On October 11, 2005, the Partnership entered into electricity rate swaps for 3.5 MW, whereby the Partnership receives a floating rate and pays a fixed rate. For the one-year period commencing January 1, 2008, the Partnership will pay a fixed rate of $56.50 per MWh. The fair value of the electricity rate swaps at December 31, 2007, based on the then current market price, was an unrealized asset of $0.6 million (2006 – $1.4 million). The change in fair value during 2007 was recognized as a mark-to-market financial instrument loss of $0.8 million (2006 – $0.2 million gain). The Partnership and the provider of the electricity rate swaps have early settlement options, in whole or in part, of the contract amount, which are currently in effect and exist until the maturity date. If either party exercises this option, the derivative financial instrument will be settled at the then current market price.

NGL margin

On July 10, 2007, the Partnership entered into a series of swaps that have the effect of fixing the natural gas liquids margin at approximately $15.50 per barrel on 20,700 barrels of propane-plus natural gas liquids per month. The swap arrangements commence August 1, 2007 and expire December 31, 2008. Taylor has used the fair value method for reporting the natural gas liquids margin swap.

The NGL margin swap that was entered into on July 10, 2007 is comprised of:

	Price	Quantity per month
Sell:		
Propane (Mt. Belvieu)	$1.185 per US gallon	14,000 barrels
Normal butane (Mt. Belvieu)	$1.370 per US gallon	3,300 barrels
Iso-butane (Mt. Belvieu)	$1.410 per US gallon	1,400 barrels
Condensate (WTI)	$77.09 per barrel	2,000 barrels
Buy:		
Natural gas (AECO)	$6.95 per GJ	88,200 GJ

On November 26, 2007, the Partnership entered into a series of swaps that have the effect of fixing the natural gas liquids margin at approximately $26.00 per barrel on 21,000 barrels of propane-plus natural gas liquids per month. The swap arrangements will commence April 1, 2008 and expire December 31, 2008. Taylor has used the fair value method for reporting the natural gas liquids margin swap.

The NGL margin swap that was entered into on November 26, 2007 is comprised of:

	Price	Quantity per month
Sell:		
Propane (Mt. Belvieu)	$1.39 per US gallon	14,000 barrels
Normal butane (Mt. Belvieu)	$1.57 per US gallon	3,500 barrels
Iso-butane (Mt. Belvieu)	$1.6125 per US gallon	1,500 barrels
Condensate (WTI)	$90.05 per barrel	2,000 barrels
Buy:		
Natural gas (AECO)	$6.69 per GJ	89,600 GJ

The combined fair value of the NGL margin swaps at December 31, 2007 was an unrealized liability of $4.0 million, which was recognized as a mark-to-market financial instrument loss for the year ended December 31, 2007.

The NGL margin swap has early settlement options, in whole or in part, which are currently in effect and exist until their respective maturity date. If either party exercises this option, the derivative financial instrument will be settled at the then current market price.

Fair value of other financial instruments
The carrying amounts of the Partnership's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and Unitholders' distributions payable approximate their fair values due to the near term nature of these financial instruments. The carrying value of long-term debt approximates fair value as it bears interest at floating rates.

Credit risk
A significant portion of revenue from the Younger Extraction Plant is received from a single customer under the NGL Purchase Agreement and other joint venture agreements. In addition, a significant portion of the Partnership's revenue originates from commercial arrangements with another customer through the sale of ethane from the Joffre Extraction Plant, the EDS and JFP transportation agreements and the sale of the Partnership's share of Harmattan Complex ethane.

In the event that these two customers are unable to fulfill the obligations under these various agreements, the Partnership's net income may be significantly negatively affected. At December 31, 2007, the accounts receivable from these two customers amounted to approximately 77 percent (2006 – 74 percent) of the accounts receivable including shrinkage gas, which represents 41 percent of the year end balance (2006 – 51 percent). For the year ended December 31, 2007, 36 percent (2006 – 28 percent) of the Partnership's NGL sales and fee income less shrinkage gas, operating costs and overhead recovery fees was earned from one customer. For the year ended December 31, 2007, 29 percent (2006 – 32 percent) of the Partnership's NGL sales and fee income less shrinkage gas, operating costs and overhead recovery fees was earned from the other customer.

The RET Complex and Harmattan Complex have credit exposure to a number of customers in the oil and gas industry under their operating and processing arrangements. These amounts are subject to normal industry credit risks.

18. Guarantees

The Partnership has entered into an agreement indemnifying a third party with respect to potential third party claims, such as environmental and tax, associated with the acquisition of the RET Complex in 2003. Due to the nature of the indemnifications, the maximum exposure under the agreement cannot be estimated. As at December 31, 2007, management has not been notified of any claims.

Upon the acquisition of the Harmattan Complex, the Partnership assumed performance guarantees with respect to the operation of the facility under the terms of the Representation, Management and Processing Agreements (the "Rep Agreements"). Currently, approximately 50 percent of the natural gas volume processed at the Harmattan Complex is subject to the terms of the Rep Agreements. If the guaranteed processing requirements cannot be met, the Partnership will be subject to penalties that could have an adverse effect on the Partnership's results. No penalties have been incurred by the Partnership since it acquired the Harmattan Complex.

19. Insurance Claims and Contingencies

On March 8, 2007, the Partnership was advised that the remaining claim for $5.8 million against several parties, including the Partnership, with respect to the 1999 outage at the Younger Extraction Plant, expired with no action by the claimant. As a result, the Partnership has resolved all claims and litigation actions with respect to the 1999 outage.

The Canada Revenue Agency ("CRA") submitted a Goods and Services Tax ("GST") reassessment for the period October 2002 to September 2005 for $1.2 million. The reassessment relates to claims for Input Tax Credits made by the Partnership for GST paid in the course of obtaining goods and services for the operation of its businesses. The CRA asserts that the Partnership does not carry on commercial activities, as defined in the Excise Tax Act, and is therefore not allowed to claim Input Tax Credits. Since September 2005, the Partnership has claimed approximately $0.4 million (to December 31, 2006 – $0.3 million) in Input Tax Credits that are similar to those being challenged by the CRA. The Partnership has obtained legal advice and

has submitted to the CRA a written Notice of Objection supporting the Partnership's position that the Input Tax Credits have been properly claimed in accordance with the law. Accordingly, the Partnership has not expensed the proposed reassessment, interest or penalties in its financial statements.

Annexe 51-102A4
DÉCLARATION D'ACQUISITION D'ENTREPRISE

Rubrique 1 Identification de la société

1.1 Dénomination et adresse de la société

AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1

1.2 Membre de la haute direction

Le nom du membre de la haute direction d'AltaGas Income Trust qui est bien renseigné à propos de l'acquisition significative et de la présente déclaration d'acquisition d'entreprise est :

Deborah Stein, vice-présidente, Finances et chef des finances
AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1
Tél. : 1 403 691-7575

Rubrique 2 Détail de l'acquisition

2.1 Nature de l'entreprise acquise

Le 10 janvier 2008, AltaGas Income Trust (la Fiducie ou AltaGas) a acquis, par l'entremise de sa filiale indirecte AltaGas Holding Limited Partnership No. 1, les parts en circulation de Taylor NGL Limited Partnership (Taylor).

Taylor participe à trois champs d'activités du secteur médian de l'industrie du gaz naturel, soit le traitement du gaz naturel, l'extraction de liquides de gaz naturel (LGN) et le transport de produits dérivés de LGN. Taylor est le propriétaire-exploitant du complexe Harmattan, qui comprend une installation de traitement du gaz naturel, une installation d'extraction de LGN « coupes lourdes » et des installations de fractionnement de LGN et de terminal. Taylor est également propriétaire du complexe RET, installation de traitement du gaz naturel qui fournit des services à des producteurs de gaz naturel. Les deux complexes sont situés en Alberta. En outre, Taylor est propriétaire à 50 % de l'usine d'extraction de Joffre en Alberta et en est l'exploitant, en plus d'être propriétaire à 56,7 % des activités d'extraction de LGN et à 100 % des activités de fractionnement et de terminal de l'usine d'extraction Younger en Colombie-Britannique. Taylor est également propriétaire de deux pipelines de liquides de gaz naturel, soit le système de livraison d'éthylène (*Ethylene Delivery System*) et le pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*), qui permettent tous deux de transporter des LGN entre Joffre et Fort Saskatchewan, en Alberta. En plus de ces trois champs d'activités, Taylor détient une participation dans une centrale électrique au fil de l'eau située en Colombie-Britannique et dans deux projets hydroélectriques au fil de l'eau qui sont actuellement mis sur pied en vertu d'ententes d'achat d'énergie conclues avec BC Hydro.

2.2 Date de l'acquisition

L'acquisition a été réalisée le 10 janvier 2008.

2.3 Contrepartie

La contrepartie totale de l'acquisition était de 625,5 millions de dollars, soit 256,3 millions de dollars en espèces, 7,7 millions de parts de fiducie évaluées au prix réputé de 25,77 $ la part, pour un total de 198,9 millions de dollars (y compris 0,2 million de parts échangeables), une dette présumée de 132,5 millions de dollars, des coûts d'opération d'environ 11,0 millions de dollars, 26,8 millions de dollars liés aux parts déjà détenues par AltaGas et la tranche en titres de participation des débentures convertibles de Taylor.

La contrepartie en espèces a été financée par l'entremise de facilités de crédit existantes. La Fiducie a pris en charge la dette de 132,5 millions de dollars de Taylor, composée de 110,3 millions de dollars prélevés d'une facilité de crédit renouvelable et de 22,2 millions de dollars en débentures convertibles.

2.4 Effet sur la situation financière

La Fiducie, y compris ses filiales, n'a aucun projet ni aucune proposition de changement important dans ses activités ou celles de l'entreprise acquise qui pourrait avoir un effet significatif sur les résultats d'exploitation ou la situation financière de la Fiducie. Les actifs nouvellement acquis comportent de faibles risques, ont une longue durée de vie et complètent les infrastructures gazières et énergétiques existantes d'AltaGas.

2.5 Évaluations antérieures

Sans objet

2.6 Parties à l'opération

L'acquisition a été réalisée le 10 janvier 2008 avec les porteurs de parts de Taylor NGL Limited Partnership, dont environ 8,9 % appartenait à AltaGas Income Trust avant l'acquisition.

2.7 Date de la déclaration

Le 3 mars 2008

Rubrique 3 États financiers

Les états financiers suivants sont joints aux présentes :

1. Le bilan consolidé pro forma non vérifié de la Fiducie au 31 décembre 2007 et l'état des résultats consolidé pro forma non vérifié de la Fiducie pour l'exercice terminé le 31 décembre 2007.

2. Les états financiers consolidés vérifiés de Taylor NGL Limited Partnership pour les exercices terminés les 31 décembre 2007 et 2006, ainsi que le rapport des vérificateurs s'y rapportant.

TABLE DES MATIÈRES DES ÉTATS FINANCIERS

Page

ALTAGAS INCOME TRUST

BILAN CONSOLIDÉ
ET
ÉTAT DES RÉSULTATS CONSOLIDÉ
PRO FORMA

NON VÉRIFIÉ

Pour l'exercice terminé le 31 décembre 2007

AltaGas Income Trust

Bilan consolidé pro forma non vérifié

(en milliers de dollars)

Au 31 décembre 2007

	AltaGas	Taylor	Ajustements pro forma (note 2)		Consolidé pro forma
ACTIF					
Actif à court terme					
Trésorerie et équivalents de trésorerie	12 451	2 224	(4 806)		9 869
Débiteurs	191 879	30 153	1 895		223 927
Stocks	130	-	-		130
Dépôts de clients	24 369	-	-		24 369
Gestion du risque	66 811	-	-		66 811
Divers	9 714	1 225	48		10 987
Total de l'actif à court terme	305 354	33 602	(2 863)		336 093
Immobilisations	682 322	398 554	191 476	(a)	1 272 352
Ententes, contrats et relations de services énergétiques	95 716	22 245	61 655	(a)	179 616
Écart d'acquisition	18 260	-	108 191	(a)	126 451
Gestion du risque	33 640	-	-		33 640
Placements à long terme et autres actifs	64 509	4 640	(44 746)	(b)	24 403
Total de l'actif	1 199 801	459 041	313 713		1 972 555
PASSIF ET AVOIR DES PORTEURS DE PARTS					
Passif à court terme					
Créditeurs et charges à payer	177 802	33 040	(4 829)		206 013
Distributions à payer aux porteurs de parts	10 167	2 809	-		12 976
Dette à court terme	655	-	-		655
Tranche de la dette à long terme échéant à moins de un an	1 234	182	-		1 416
Dépôts des clients	24 369	-	-		24 369
Produits constatés d'avance	1 718	-	-		1 718
Gestion du risque	60 848	-	-		60 848
Divers	9 321	-	-		9 321
Total du passif à court terme	286 114	36 031	(4 829)		317 316
Dette à long terme	218 845	91 241	286 281	(c)	596 367
Débentures convertibles		24 367	(2 196)	(d)	22 171
Obligations liées à la mise hors service d'immobilisations	18 811	4 326	10 024	(a)	33 161
Impôts futurs	58 229	71 133	72 895	(e)	202 257
Gestion du risque	30 166	24	-		30 190
Autres passifs à long terme	2 948	-	2 542		5 490
	615 113	227 122	364 717		1 206 952
Avoir des porteurs de parts	584 688	231 919	(51 004)	(f)	765 603
Total du passif et de l'avoir des porteurs de parts	1 199 801	459 041	313 713		1 972 555

Voir les notes afférentes aux états financiers consolidés pro forma.

AltaGas Income Trust

État des résultats consolidé pro forma non vérifié
(en milliers de dollars, sauf les montants par part)

Trimestre terminé le 31 décembre 2007

	AltaGas	Taylor	Ajustements pro forma		Consolidé pro forma
			(note 2)		
PRODUITS					
Exploitation	1 422 242	199 128	-		1 621 370
Gains latents (pertes latentes) sur gestion du risque	1 115	(6 079)	-		(4 964)
Honoraires	-	59 450	-		59 450
Divers	5 037	500	(775)	(b)	2 722
	1 428 394	252 999	(775)		1 678 578
CHARGES					
Coût des ventes	1 104 399	149 056	-		1 253 455
Exploitation et administration	150 297	51 240	121	(h)	202 020
Amortissement	47 091	17 281	611	(g)	66 817
	1 301 787	217 577	732		1 522 292
Bénéfice d'exploitation	126 607	35 422	(1 507)		156 287
Intérêts débiteurs					
Dette à court terme	491	-	-		491
Dette à long terme	11 394	8 455	3 438	(c,d)	33 602
Bénéfice avant impôts sur les bénéfices	114 722	26 967	(4 946)		1 222 194
Charge (recouvrement) d'impôts	5 928	69 100	(69)	(b,e)	147 671
Bénéfice net (perte nette)	**108 794**	**(42 133)**	**(4 876)**		**(25 478)**
Résultat net par part (note 3)					
De base	1,90 $				(0,39) $
Dilué	1,89 $				(0,39) $
Nombre moyen pondéré de parts en circulation (en milliers) (note 3)					
De base	57 382		7 717		65 099
Dilué	57 420		8 893		66 313

Voir les notes afférentes aux états financiers consolidés pro forma.

1. MODE DE PRÉSENTATION

Le 10 janvier 2008, AltaGas Income Trust (la Fiducie ou AltaGas) a acquis la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership (Taylor), par l'entremise de sa filiale en propriété indirecte, AltaGas Holding Limited Partnership No. 1, (autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées) au moyen d'une contrepartie au comptant de 256,3 millions de dollars et de 7,7 millions de parts de fiducie d'AltaGas évaluées à 198,9 millions de dollars, dont environ 0,2 million de parts échangeables contre la totalité des parts en circulation résiduelles de Taylor (soit 91,1 %) dont la Fiducie n'était pas propriétaire auparavant.

Les présents états financiers consolidés pro forma non vérifiés (les états financiers pro forma) ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables utilisées sont conformes à celles qui sont suivies dans les états financiers historiques de la Fiducie. Les états financiers pro forma doivent être lus avec les états financiers historiques de la Fiducie pour l'exercice terminé le 31 décembre 2007. Les états financiers historiques de la Fiducie ont été déposés auprès des commissions de valeurs mobilières et sont disponibles à l'adresse www.sedar.com.

Le bilan consolidé pro forma non vérifié tient compte des hypothèses et ajustements décrits à la note 2 comme si l'acquisition de Taylor avait été achevée le 31 décembre 2007, tandis que l'état des résultats consolidé pro forma non vérifié pour l'exercice terminé le 31 décembre 2007 tient compte de l'opération comme si l'acquisition de Taylor avait été conclue le 1er janvier 2007.

Les présents états financiers pro forma peuvent ne pas être représentatifs de la situation financière ou des résultats d'exploitation qui auraient été obtenus si les événements présentés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur. Au moment de la préparation des états financiers pro forma, aucun ajustement n'a été apporté afin de refléter toute synergie en matière d'exploitation ou d'administration.

2. HYPOTHÈSES ET AJUSTEMENTS PRO FORMA

Les états financiers pro forma pour l'exercice terminé le 31 décembre 2007 présentent le coût d'acquisition selon la méthode de l'acquisition. Les modifications apportées à la répartition du prix d'achat pro forma sont préliminaires et sont établies selon les estimations de la direction de la juste valeur des actifs acquis et des passifs pris en charge. Tout ajustement final peut modifier de façon importante la répartition du prix d'achat et pourrait avoir une incidence sur la juste valeur attribuée aux actifs et passifs inclus dans les présents états financiers pro forma. La répartition préliminaire du prix d'achat se présente comme suit :

Total de la contrepartie pour une participation de 100 % dans Taylor (en milliers de dollars) :		
Coût d'un placement de 8,9 % dans Taylor détenu actuellement par AltaGas		24 672
Prix d'achat de la tranche restante de 91,1 % des parts de Taylor		
Contrepartie au comptant	256 281	
Parts	198 862	
Coût estimatif de l'opération	11 000	
Composante capitaux propres des débentures convertibles de Taylor (note d)	2 127	468 270
Total de la contrepartie		492 942 $

Répartition du prix d'achat pour une participation de 100 % dans Taylor (en milliers de dollars) :		
Actifs acquis		
Actifs à court terme	30 739	
Immobilisations	582 000	
Projets d'immobilisations en développement	8 030	
Ententes, contrats et relations de services énergétiques	83 900	
Écart d'acquisition	108 191	
Placements à long terme et autres actifs	4 640	817 500
Moins les passifs pris en charge		
Passifs à court terme	31 202	
Dette à long terme	110 241	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	14 350	
Impôts futurs	144 028	
Obligations futures au titre des employés	2 542	
Gestion du risque	24	324 558
		492 942 $

a) Les ajustements pro forma ont été effectués afin d'accroître le solde des immobilisations de 191,5 millions de dollars (dont 10,0 millions de dollars découlant de la hausse des obligations liées à la mise hors service d'immobilisations). Les ententes, contrats et relations de services énergétiques ont augmenté de 61,7 millions de dollars aux fins de l'ajustement de l'estimation de la juste valeur des immobilisations incorporelles acquises. L'écart d'acquisition a été accru de 108,2 millions de dollars pour refléter la valeur estimative de l'écart d'acquisition acquis, y compris l'écart d'acquisition résultant des passifs d'impôts futurs de 72,9 millions de dollars.

b) Avant la conclusion de l'acquisition le 10 janvier 2008, la Fiducie détenait une participation de 8,9 % dans Taylor, qu'elle comptabilisait selon la méthode de la juste valeur à titre d'instrument disponible à la vente. Avant l'acquisition de la tranche restante de 91,1 % des parts de Taylor, AltaGas avait comptabilisé un gain évalué à la valeur du marché de 20,1 millions de dollars sur son placement dans Taylor dans les autres éléments du résultat étendu de la rubrique capitaux propres. Aux fins des états financiers pro forma, le gain évalué à la valeur du marché présenté auparavant a été contrepassé, et le placement dans Taylor a été réduit de 20,1 millions de dollars, soit à son coût constaté à l'origine. La valeur comptable résiduelle du placement dans Taylor de 24,7 millions de dollars a été attribuée en tant que partie intégrante de la répartition du prix d'achat, ce qui a entraîné une réduction totale de 44,7 millions de dollars du placement dans Taylor. Les produits ont chuté de 2,8 millions de dollars, et la charge d'impôts a diminué de 0,3 million de dollars pour l'exercice terminé le 31 décembre 2007 pour éliminer le bénéfice tiré du placement dans Taylor présenté auparavant.

c) AltaGas a financé la contrepartie au comptant de 256,3 millions de dollars aux fins de l'acquisition au moyen de sa facilité de crédit renouvelable. En supposant que la dette demeure la même tout au long de la période pro forma au taux variable moyen pondéré d'AltaGas, cette dernière aurait engagé des intérêts débiteurs d'environ 14,2 millions de dollars pour l'exercice terminé le 31 décembre 2007.

d) La Fiducie a pris en charge l'obligation liée au capital des débentures convertibles de Taylor de 22,1 millions de dollars. La juste valeur des débentures convertibles au 31 décembre 2007 a été évaluée par AltaGas, à la suite de la substitution des parts d'AltaGas à titre d'instrument de conversion et répartie entre une composante passif et une composante capitaux propres au montant de respectivement 22,2 millions de dollars et 2,1 millions de dollars. Par conséquent, la composante passif des débentures convertibles présentée auparavant par Taylor a été diminuée de 2,2 millions de dollars, ce qui a eu pour effet d'augmenter la composante capitaux propres de 0,9 million de dollars. L'incidence de l'écart dans la répartition des composantes passif et capitaux propres a donné lieu à une baisse des intérêts débiteurs 0,4 million de dollars pour l'exercice terminé le 31 décembre 2007.

e) Aux fins des états financiers pro forma au 31 décembre 2007, les impôts sur les entités intermédiaires de placement déterminées (EIPD) ont été ajustés afin de comptabiliser la modification des écarts temporaires à la suite de l'acquisition. Les impôts futurs au 31 décembre 2007 et la charge d'impôts qui s'y rattache pour l'exercice terminé le 31 décembre 2007 a grimpé de 72,9 millions de dollars à la suite de l'augmentation de la juste valeur des actifs amortissables comptabilisés comme partie intégrante du prix d'achat.

f) L'avoir des porteurs de part a été ajusté comme suit :

(en milliers de dollars)	
Élimination des capitaux propres de Taylor	(230 724) $
Élimination de la composante capitaux propres des débentures convertibles de Taylor	(1 195)
Parts d'AltaGas émises à l'acquisition (note 2)	198 862
Composante capitaux propres des débentures convertibles (note 2d)	2 127
Élimination de l'ajustement évalué à la valeur du marché du placement d'AltaGas dans Taylor avant l'acquisition (note 2b)	(20 074)
	(51 004) $

g) La dotation aux amortissements a augmenté de 2,4 millions de dollars pour l'exercice terminé le 31 décembre 2007 en raison de la hausse de la juste valeur des actifs assujettis à l'amortissement à la suite de l'acquisition et conformément à la politique actuelle d'AltaGas en matière d'amortissement.

h) Par suite de l'accroissement des obligations liées à la mise hors service d'immobilisations de 10,0 millions de dollars, la charge de désactualisation a augmenté de 0,5 million de dollars pour l'exercice terminé le 31 décembre 2007.

3. RÉSULTAT PAR PART

Le résultat net par part de base et dilué pour l'exercice terminé le 31 décembre 2007 a été calculé en supposant une hausse de 7,6 millions de parts de fiducie au 1er janvier 2007 émises à la conclusion de l'acquisition ainsi que l'effet de dilution de 0,9 million de parts de fiducie pouvant être émises à la conversion des débentures convertibles de Taylor. Le nombre moyen pondéré pro forma de parts de fiducie en circulation pour l'exercice terminé le 31 décembre 2007 se présente comme suit :

	Exercice terminé le 31 décembre 2007
De base	65 099
Dilué	66 313

Taylor NGL Limited Partnership

États financiers consolidés vérifiés

Pour les exercices terminés les 31 décembre 2007 et 2006

RAPPORT DES VÉRIFICATEURS AU CONSEIL D'ADMINISTRATION DE TAYLOR GAS LIQUIDS LTD. À TITRE DE COMMANDITÉ DE TAYLOR NGL LIMITED PARTNERSHIP

Nous avons vérifié les bilans consolidés de Taylor NGL Limited Partnership aux 31 décembre 2007 et 2006 et les états consolidés des résultats, du résultat étendu et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers consolidés incombe à la direction de la société en commandite. Notre responsabilité consiste à exprimer une opinion sur ces états financiers consolidés en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société en commandite aux 31 décembre 2007 et 2006 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) KPMG s.r.l./S.E.N.C.R.L.

Comptables agréés

Calgary, Canada
Le 5 février 2008

TAYLOR NGL LIMITED PARTNERSHIP
Bilans consolidés
(en milliers de dollars)

Aux 31 décembre	2007	2006
Actif		
Actif à court terme		
Trésorerie et équivalents de trésorerie	2 224 $	2 710 $
Débiteurs	30 153	25 708
Charges payées d'avance et intérêts	1 225	1 456
	33 602	29 874
Juste valeur des instruments financiers (note 17)	–	663
Placement (note 5)	4 640	–
Immobilisations (notes 3 et 4)	398 554	391 365
Actifs incorporels (notes 3 et 4)	22 245	19 141
Frais de financement reportés (note 2)	–	1 415
	459 041 $	442 458 $
Passif et capitaux propres attribuables aux porteurs de parts		
Passif à court terme		
Créditeurs et charges à payer	33 040 $	19 874 $
Distributions à payer aux porteurs de parts	2 809	2 660
Tranche échéant à moins de un an de la dette à long terme (note 6)	182	–
	36 031	22 534
Juste valeur des instruments financiers (note 17)	24	207
Dette à long terme (note 6)	91 241	85 000
Débentures convertibles (notes 2 et 7)	24 367	48 387
Obligations liées à la mise hors service d'immobilisations (note 8)	4 326	3 969
Impôts futurs (note 9)	71 133	–
	227 122	160 097
Capitaux propres attribuables aux porteurs de parts (note 10)		
Capital des porteurs de parts	339 288	314 483
Débentures convertibles	1 195	2 325
Surplus d'apport	449	289
Déficit	(109 013)	(34 736)
	231 919	282 361
Événement postérieur à la date du bilan (note 1)		
Engagements (note 16)		
Garanties (note 18)		
Déclarations de sinistres et éventualités (note 19)		
	459 041 $	442 458 $

Se reporter aux notes afférentes aux états financiers consolidés.

TAYLOR NGL LIMITED PARTNERSHIP

États consolidés des résultats, du résultat étendu et du déficit

(en milliers de dollars, sauf les montants par part)

Exercices terminés les 31 décembre	2007	2006
Produits		
Ventes de liquides de gaz naturel	199 128 $	197 802 $
Revenus tirés des honoraires	59 450	57 875
Autres	370	146
	258 948	255 823
Charges		
Coût de la charge d'alimentation	149 056	153 886
Frais d'exploitation	41 740	41 840
Amortissement et désactualisation	17 281	17 588
Frais d'administration	9 500	6 263
Intérêts débiteurs	8 455	8 325
Pertes (gains) sur les instruments financiers (note 17)	5 898	(835)
Perte de change	181	30
Revenu de placement (note 5)	(130)	–
	231 981	227 097
Bénéfice net avant les impôts futurs	26 967	28 726
Impôts futurs (notes 2 et 9)	69 100	–
Bénéfice net (perte) et résultat étendu	(42 133)	28 726
Déficit au début de l'exercice	(34 736)	(32 188)
Distributions aux porteurs de parts déclarées	(32 144)	(31 274)
Déficit à la fin de l'exercice	(109 013)$	(34 736)$
Bénéfice net (perte) par part de société en commandite (note 13)		
De base	(0,99) $	0,68 $
Dilué(e)	(0,99) $	0,68 $

Se reporter aux notes afférentes aux états financiers consolidés.

TAYLOR NGL LIMITED PARTNERSHIP
États consolidés des flux de trésorerie
(en milliers de dollars)

Exercices terminés les 31 décembre	**2007**	**2006**
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net (perte)	(42 133)$	28 726 $
Impôts futurs (notes 2 et 9)	69 100	–
Amortissement et désactualisation	17 281	17 588
Pertes non réalisées (gains non réalisés) sur les instruments financiers (note 17)	4 638	(215)
Accroissement de l'escompte sur les débentures convertibles	417	417
Rémunération à base de parts de société en commandite	160	164
Avantages sociaux futurs sans effet sur la trésorerie (note 14)	130	119
Revenu de placement (note 5)	(130)	–
Perte de change non réalisée	8	40
	49 471	46 839
Variation des éléments hors caisse du fonds de roulement (note 15)	(2 262)	(3 577)
	47 209	43 262
Activités de financement		
Distributions versées aux porteurs de parts	(31 995)	(31 166)
Dette à long terme	5 000	(6 000)
Émission de parts contre espèces, déduction faite des frais d'émission	264	132
Remboursements sur l'emprunt de Boston Bar (note 6)	(84)	–
	(26 815)	(37 034)
Activités d'investissement		
Dépenses en immobilisations	(18 104)	(8 291)
Acquisition (note 4)	(9 436)	-
Distributions provenant du placement (note 5)	267	-
Variation des éléments hors caisse du fonds de roulement lié aux activités d'investissement (note 15)	6 401	407
	(20 872)	(7 884)
Effet de la variation des taux de change sur la trésorerie	(8)	(40)
Variation de la trésorerie et des équivalents de trésorerie	(486)	(1 696)
Trésorerie et équivalents de trésorerie au début de l'exercice	2 710	4 406
Trésorerie et équivalents de trésorerie à la fin de l'exercice	2 224 $	2 710 $

Se reporter aux notes afférentes aux états financiers consolidés.

1. Organisation

En janvier 2008, AltaGas Income Trust (« AltaGas ») a acquis la totalité des parts en circulation de Taylor NGL Limited Partnership (la « société en commandite »). Dans le cadre de cette acquisition, la société en commandite a engagé certains coûts, de la manière décrite dans la convention de soutien conclue entre AltaGas et la société en commandite en date du 11 novembre 2007. Ces obligations comprennent des coûts de l'opération d'environ 4,4 millions de dollars et des obligations visant les salariés d'environ 2,3 millions de dollars. Par ailleurs, la société en commandite a été tenue de conclure un règlement avec les porteurs des options en cours, options qui leur avaient été attribuées précédemment aux termes du régime d'options sur parts de société en commandite; le règlement prévoit le paiement d'un montant égal à l'écart entre le cours offert, soit 11,20 $ la part, et le prix d'exercice des options. En outre, aux termes de la convention de soutien conclue entre la société en commandite et AltaGas, toutes les unités d'actions subalternes (« UAS ») en cours ou en circulation, y compris celles qui ont été attribuées le 1er janvier 2008, devraient être rachetées avant le changement de contrôle, en fonction du cours offert qui est de 11,20 $ la part. Taylor a utilisé sa facilité de crédit renouvelable pour financer ces paiements. Les modalités dont la facilité de crédit de Taylor est assortie ont été modifiées par suite de l'acquisition. Cette facilité vient à échéance le 28 juin 2008, date à laquelle tous les montants prélevés sur cette dernière sont remboursables. De plus, en raison de l'acquisition, les débentures convertibles en cours sont convertibles en parts de fiducie d'AltaGas au prix de conversion de 24,64 $ la part de fiducie.

La société en commandite a été constituée le 31 juillet 2000 sous le régime des lois de la province d'Ontario aux termes d'une convention de société en commandite. Taylor Gas Liquids Ltd. (« TGLL » ou le « commandité ») en était le commandité et les commanditaires étaient des investisseurs qui détenaient des parts de société en commandite (les « parts »).

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

1. Organisation (suite)

La société en commandite, ses filiales en propriété exclusive et ses sociétés en commandite se ventilaient comme suit :

Entité	Année de l'acquisition ou de la création par Taylor	Actif/lien
Taylor Gas Liquids Limited Partnership (« TGLLP »)	1996	Usine d'extraction Younger
Joffre Gas Liquids Limited Partnership (« JGLLP »)	2001	Usine d'extraction Joffre
	2004	Réseau de distribution d'éthylène (« EDS »)
	2004	Gazoduc d'alimentation Joffre (« JFP »)
Taylor Gas Processing Limited Partnership (« TGPLP »)	2003	Usine de traitement du gaz Retlaw
	2003	Usine de traitement du gaz Enchant
	2003	Usine de traitement du gaz Turin
	2003	Systèmes de collecte du gaz naturel connexes (collectivement le « complexe RET »)
Harmattan Gas Processing Limited Partnership (« HGPLP »)	2005	Complexe de traitement du gaz Harmattan (le « complexe Harmattan »)
Taylor Management Inc. (« TMI »)	2005	Commandité de TGLLP, JGLLP et TGPLP
Taylor Processing Inc. (« TPI »)	2005	Commandité de HGPLP (le « Complexe Harmattan »)
Highwater Power Limited Partnership (« HWPLP »)	2007	Projets de développement hydroélectrique de Log Creek et de Kookipi Creek
Higwater Power Corporation (« Highwater »)	2007	Commandité de HWPLP et commanditaire de Boston Bar LP

TGLLP, JGLLP, TGPLP, HGPLP et HWPLP étaient collectivement désignées les « sociétés en commandite en exploitation ».

La société en commandite a versé des distributions en espèces à ses porteurs de parts, sous réserve des conditions décrites dans la convention de société en commandite, dans la mesure où elle disposait des flux de trésorerie nécessaires pour effectuer de tels paiements. De ces flux de trésorerie, on a retranché des charges impayées, des montants requis aux fins des activités et de l'exploitation de la société en commandite et toute réserve de trésorerie que le conseil d'administration du commandité, à sa discrétion, aurait jugé nécessaire pour acquitter les obligations et responsabilités existantes et prévues de la société en commandite.

2. Principales conventions comptables

Règles de présentation

Les présents états financiers consolidés incluent les comptes de la société en commandite, de ses filiales en propriété exclusive et de ses sociétés en commandite.

Certains chiffres correspondants ont été reclassés afin de rendre leur présentation conforme à celle qui a été adoptée pour l'exercice à l'étude.

Coentreprises

Les sociétés en commandite en exploitation englobent des activités qui sont menées conjointement avec d'autres entreprises. Par conséquent, les présents états financiers ne reflètent que la quote-part indirecte de la société en commandite dans de telles activités.

Recours à des estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle fasse des estimations et qu'elle pose des hypothèses qui influent sur les montants qui y sont déclarés. Ces estimations sont assujetties à des incertitudes et peuvent influer sur les états financiers futurs. Les montants constatés relativement à de tels éléments sont fondés sur les meilleures informations dont dispose la direction ainsi que sur le jugement de cette dernière.

Produits

Tous les liquides de gaz naturel (les « LGN ») produits par TGLLP à l'usine d'extraction Younger sont vendus à la sortie de l'usine aux termes d'une convention de commercialisation à long terme (la « convention d'achat de LGN ») conclue avec Provident Energy Trust (« Provident »). Selon la convention d'achat de LGN, les produits d'exploitation que génère TGLLP correspondent à la somme des honoraires liés au rendement du capital, de la récupération des frais d'exploitation et des coûts du gaz naturel ainsi que d'une quote-part de 50 % du produit reçu de la vente définitive de LGN par Provident, déduction faite de tous les frais (le « compte de commercialisation »). Si les produits que tire Provident de la vente de LGN achetés à TGLLP n'excèdent pas les coûts, alors les produits nets futurs ne reviendront à TGLLP, qu'après la déduction des manques à gagner. En 2007, le compte de commercialisation a contribué pour 16,3 millions de dollars aux produits, montant revenant en totalité à TGLLP (10,2 millions de dollars en 2006).

Si le manque à gagner du compte de commercialisation est supérieur au montant brut de 1,75 million de dollars à la fin de deux années civiles consécutives, Provident a le droit de mettre fin à la convention d'achat de LGN, moyennant un préavis donné à la société en commandite dans les 60 premiers jours suivant l'année civile et elle doit payer une somme importante pour la résiliation de cette convention. Provident ne peut actuellement exercer le droit de résilier la convention d'achat de LGN.

2. Principales conventions comptables (suite)

Produits (suite)

L'éthane produit à l'usine d'extraction Joffre est vendu à la sortie de l'usine aux termes d'une convention de vente à long terme (la « convention d'approvisionnement en éthane »). Conformément à cette convention, le prix de vente est fixé en fonction de la somme du rendement du capital et de la récupération des frais d'exploitation attribués à la production d'éthane. Les autres constituants de LGN (le propane, le butane et les condensats, désignés collectivement comme le « propane-plus ») produits à l'usine d'extraction Joffre sont vendus sur le marché de l'Alberta, aux prix en vigueur sur le marché. La quote-part revenant à la société en commandite des produits reçus aux termes de la convention d'approvisionnement en éthane et de la vente de propane-plus est incluse dans les ventes de LGN.

Les produits générés par les services de traitement des complexes RET et Harmattan sont comptabilisés lorsque les services sont rendus. Les frais de traitement qui tiennent compte des volumes traités sont constatés dans la période au cours de laquelle le traitement a lieu. Les frais qui ne sont pas liés directement aux volumes traités, tels que les frais de récupération du capital, sont constatés à des taux forfaitaires sur la durée du contrat. Les frais liés à la récupération des frais d'exploitation sont inscrits dans la période au cours de laquelle ces frais sont engagés.

Les produits tirés du complexe Harmattan comprennent également la vente d'éthane, de pétrole de fracturation et de gaz carbonique liquide (« CO_2 ») de qualité industrielle ainsi que la production de propane-plus. Selon les modalités de nombreuses conventions de traitement de gaz brut, une composante de la rémunération que reçoit la société en commandite au titre de la prestation de services aux producteurs provient du droit dont dispose la société en commandite d'acheter une partie de l'éthane et du propane-plus des producteurs à un prix établi en fonction de l'équivalent calorifique du gaz naturel. L'éthane qu'acquiert la société en commandite aux termes d'ententes de paiement en nature est vendu en vertu d'un contrat à long terme selon un prix qui tient compte de la récupération intégrale du coût d'acquisition de l'éthane auprès des producteurs, à laquelle s'ajoute une prime. Le pétrole de fracturation est un produit à base d'hydrocarbures de qualité qui est obtenu en raffinant du condensat. Ce pétrole de fracturation produit au complexe Harmattan est vendu à un seul client. Le CO_2 est récupéré grâce au traitement du gaz brut afin de répondre aux critères pour la vente du gaz. Le gaz carbonique liquide est vendu à un seul client en vertu d'un contrat d'achat ferme d'une durée résiduelle d'environ six ans. Les volumes de propane-plus qu'acquiert la société en commandite sont vendus sur le marché de l'Alberta aux prix en vigueur sur le marché.

Les modalités d'utilisation de l'EDS et du JFP sont définies par les conventions de transport à long terme. Les produits reçus pour le transport par gazoduc correspondent à la somme des frais fixes pour le transport utilisé ou non et du remboursement intégral des frais réels engagés dans l'exploitation des gazoducs. Ces produits sont portés au poste Revenus tirés des honoraires.

Stocks

Les stocks se composent principalement de produits de LGN destinés à la vente. Les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux montants. Le coût est calculé mensuellement selon la méthode du coût moyen pondéré.

2. Principales conventions comptables (suite)

Immobilisations

L'usine d'extraction Younger et celle de Joffre sont amorties sur une période de 40 ans, soit respectivement depuis juillet 1996 et janvier 2003, d'après la méthode de l'amortissement linéaire.

Le complexe RET est amorti sur une période de 25 ans depuis le 1er septembre 2003 selon la méthode de l'amortissement linéaire. Les immobilisations du complexe RET sont composées d'actifs incorporels d'un montant de 1,0 million de dollars qui ont été attribués aux contrats de traitement de gaz naturel qui étaient en cours à la date d'acquisition de cette installation. L'amortissement des actifs incorporels est calculé selon la méthode de l'amortissement linéaire sur une durée de trois ans, ce qui représente la période au cours de laquelle la société en commandite aura généré la majeure partie des produits devant découler de ces contrats. Au 31 décembre 2006, ces actifs incorporels avaient été entièrement amortis.

Le gazoduc EDS est amorti sur une période de 25 ans, soit depuis le 1er septembre 2004, d'après la méthode de l'amortissement linéaire. Le gazoduc JFP est amorti sur 40 ans, soit depuis le 15 mars 2005, selon la méthode de l'amortissement linéaire.

Le complexe Harmattan est amorti sur une période de 30 ans selon la méthode de l'amortissement linéaire, soit depuis le 22 mars 2005. L'amortissement des actifs incorporels qui ont été acquis au même moment que le complexe Harmattan est calculé selon la méthode de l'amortissement linéaire sur neuf ans.

Taylor s'affaire actuellement à la mise en valeur de deux projets hydroélectriques au fil de l'eau de 10 mégawatts chacun, en Colombie-Britannique, dans le cadre de l'acquisition de Highwater en juin 2007. Les coûts de mise en valeur, ainsi qu'un montant de 5,7 millions de dollars au titre des actifs incorporels attribués aux conventions d'achat d'électricité conclues avec B.C. Hydro seront amortis sur une durée de 40 ans à partir du moment où les projets hydroélectriques au fil de l'eau amorceront leurs activités.

Les immobilisations sont inscrites au coût, moins l'amortissement cumulé, déduction faite de toute moins-value de la valeur comptable. Les coûts d'acquisition sont capitalisés, puis amortis sur la durée des immobilisations acquises. Les frais de réparation et d'entretien sont passés en charges dans la période au cours de laquelle ils ont été engagés.

Obligations liées à la mise hors service d'immobilisations

La juste valeur estimative des obligations liées à la mise hors service d'immobilisations (les « OMHS ») est inscrite au passif à long terme, avec une augmentation correspondante de la valeur comptable de l'actif connexe. Le montant capitalisé des obligations liées à la mise hors service d'une immobilisation donnée est amorti de façon linéaire sur la durée de vie de cette immobilisation. Le montant du passif à long terme est accru à chaque période pour tenir compte de la désactualisation. Des révisions à l'échéancier estimatif des flux de trésorerie ou au coût estimatif non actualisé donneraient également lieu à une hausse ou à une baisse des OMHS. Les coûts réels engagés au règlement des OMHS sont imputés aux OMHS dans la mesure où un passif est constaté. Tout écart entre les coûts réels engagés lors du règlement des OMHS et le passif inscrit est imputé au bénéfice net de la société en commandite et constaté à titre de gain ou de perte dans la période au cours de laquelle le règlement a lieu.

2. Principales conventions comptables (suite)

Impôts sur le bénéfice

Le 12 juin 2007, le gouvernement du Canada a pratiquement promulgué une loi visant à imposer, à compter de 2011, les revenus des entités intermédiaires, y compris les sociétés en commandite cotées en bourse. Par conséquent, une partie du bénéfice futur de la société en commandite qui aurait autrement été distribuée aux porteurs de parts sera assujettie aux impôts sur le bénéfice à partir de l'exercice 2011. En raison de cette loi et conformément aux normes comptables canadiennes, la société en commandite doit comptabiliser des impôts futurs dans ses états financiers consolidés. La société comptabilise ses impôts futurs selon la méthode axée sur le bilan, aux termes de laquelle les écarts entre la valeur comptable et la valeur fiscale, calculée aux taux d'imposition qui devraient s'appliquer lorsque ces écarts se résorberont, donnent lieu à la constatation d'actifs et de passifs d'impôts futurs. Des actifs d'impôts futurs sont constatés lorsqu'il est plus probable qu'improbable que les déductions fiscales auxquelles ils ouvrent droit se réaliseront.

En outre, des actifs et des passifs d'impôts futurs sont constatés au moment des acquisitions; ils représentent l'écart entre la juste valeur déclarée des actifs acquis et des passifs pris en charge et leur valeur fiscale calculée aux taux d'imposition qui devraient s'appliquer au moment où l'écart se résorbera. Les passifs d'impôts futurs sont répartis entre les actifs corporels et incorporels en fonction de la juste valeur estimative attribuée à ces actifs dans l'équation du prix d'achat. L'excédent de la contrepartie versée sur la juste valeur estimative de l'actif net acquis, compte tenu des passifs d'impôts futurs, est imputé à l'écart d'acquisition.

Régimes de rémunération

La société en commandite utilise la méthode de la juste valeur pour comptabiliser les options attribuées aux salariés et aux administrateurs. Aux termes de cette méthode, la juste valeur des options est évaluée à la date d'attribution selon le modèle de détermination du prix des options de Black et Scholes. Cette juste valeur est ensuite passée en charges au cours du délai d'acquisition des droits, ce qui donne lieu à une augmentation correspondante du surplus d'apport.

La société en commandite a instauré un régime d'intéressement à long terme (le « RILT ») dont il est question de façon détaillée à la note 12. Ce régime attribue aux dirigeants, aux administrateurs et à certains salariés des unités d'actions subalternes (les « UAS »). À la date à laquelle les droits sur les UAS s'acquièrent, le porteur reçoit un paiement en espèces équivalant au cours pondéré en fonction du volume des parts de société en commandite pour les dix jours de bourse précédant la date d'acquisition des droits. Le cours des parts de société en commandite multiplié par le nombre d'UAS émises est constaté à titre de charge de rémunération sur le délai d'acquisition des droits. La charge de rémunération augmente ou diminue à chaque exercice lorsque le cours des parts de société en commandite fluctue. À compter de la date effective d'attribution des UAS, le porteur d'UAS reçoit d'autres UAS équivalant aux distributions en espèces qui auraient été versées relativement au nombre de parts de société en commandite que les UAS détenues représentent. La distribution équivalente est constatée à titre de charge de rémunération, sur le même délai d'acquisition des droits.

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

2. Principales conventions comptables (suite)

Régime de retraite

La société en commandite a instauré un régime de retraite à prestations déterminées destiné à ses salariés syndiqués de l'usine d'extraction Younger. Ce régime couvrait 24 participants actifs, trois retraités et deux participants dont la rente est différée au 31 décembre 2007. Par ailleurs, la société en commandite maintien un régime de retraite à prestations déterminées visant certains salariés du complexe Harmattan, lequel n'accepte pas de nouveaux participants. Au 31 décembre 2007, ce régime couvrait onze participants actifs et trois retraités. Le coût des prestations de retraite gagnées par les salariés admissibles au régime de retraite à prestations déterminées est passé en résultats lorsque les services sont rendus, selon la méthode de répartition des prestations au prorata des services. Le coût de ce régime est fondé sur les estimations que fait la direction au sujet du taux de rendement futur des actifs des régimes évalués à leur juste valeur, des augmentations de salaires, de la mortalité et d'autres facteurs pouvant influer sur le versement des prestations futures. Si les ajustements excédant 10 % du plus élevé des montants suivants, soit le solde de l'obligation au titre des prestations constituées ou des actifs du régime évalués à leur juste valeur au début de l'exercice, sont nécessaires en raison de modifications apportées au régime, des variations des hypothèses ou des résultats, les gains et les pertes en résultant seraient amortis sur la durée moyenne estimative du reste de la carrière active du groupe de salariés concernés. Si la cessation du régime de retraite à prestations déterminées se produit et que le régime n'est pas remplacé par un nouveau régime à prestations déterminées, la société en commandite comptabilisera d'abord une compression puis un règlement, si les deux surviennent en même temps.

Outre les prestations de retraite, la société en commandite offre à ses salariés syndiqués de l'usine d'extraction Younger et à ses salariés du complexe Harmattan des avantages complémentaires de retraite.

Devises

Les éléments d'actif et de passif monétaires libellés en devises sont convertis aux taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis aux taux de change en vigueur à la date où les opérations sont effectuées. Les gains et les pertes de change sont imputés aux résultats de la période au cours de laquelle ils surviennent.

Trésorerie et équivalents de trésorerie

La trésorerie et les équivalents de trésorerie s'entendent des placements à court terme dont l'échéance est d'au plus trois mois au moment de l'achat.

Instruments financiers et résultat étendu

Le 1er janvier 2007, la société en commandite a adopté prospectivement les recommandations des nouveaux chapitres suivants du *Manuel de l'ICCA* : le chapitre 3855, « Instruments financiers – comptabilisation et évaluation », le chapitre 3861, « Instruments financiers – informations à fournir et présentation », le chapitre 1530, « Résultat étendu », le chapitre 3251, « Capitaux propres » et le chapitre 3865, « Couvertures ».

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

2. Principales conventions comptables (suite)

Instruments financiers et résultat étendu (suite)

Le chapitre 3855 établit des normes de constatation et de mesure applicables à tous les instruments financiers; il propose une définition des instruments financiers dérivés fondée sur les caractéristiques des instruments en question; enfin, il énumère les critères servant à déterminer le moment où un instrument financier doit être constaté et le moment où il doit être décomptabilisé. La société en commandite a choisi le 1er janvier 2003 comme date transitoire de l'application du chapitre 3855 aux dérivés incorporés.

La société en commandite utilise des instruments financiers dérivés tels que les tunnels et les swaps pour gérer le risque auquel l'exposent les fluctuations des taux de change et d'intérêt et des prix des marchandises comme le présente la note 17. La société en commandite n'a recours à aucun instrument financier dérivé à des fins de transaction ou de spéculation. La direction est tenue d'obtenir l'approbation du comité de vérification du commandité avant de conclure des opérations comportant des instruments financiers dérivés. Aux termes des nouvelles normes comptables, lorsqu'un instrument financier dérivé est désigné comme étant détenu à des fins de transaction, il est inscrit comme un actif ou un passif au bilan et toute variation de la juste valeur au cours de cet exercice peut soit réduire soit augmenter le bénéfice net et le bénéfice net par part de société en commandite pour cet exercice. Les variations de la juste valeur des instruments financiers sont portées en résultats à titre de gains ou de pertes sur les instruments financiers, ce qui tient compte des sorties ou des rentrées de fonds au moment du règlement des instruments financiers.

Les chapitres 1530 et 3251 établissent des normes de présentation du résultat étendu. Ces normes stipulent qu'une entreprise doit présenter le résultat étendu et ses composantes dans un état financier distinct ayant la même importance que les autres états financiers.

Le chapitre 3865 présente des directives à l'usage des entités qui choisissent de désigner certaines opérations admissibles à titre de couvertures à des fins comptables. Il remplace la Note d'orientation concernant la comptabilité NOC-13, « Relations de couverture » de même que les directives sur les couvertures figurant au chapitre 1650, « Conversion des devises étrangères », et élargit leur portée en précisant comment doit être appliquée la comptabilité de couverture et quelles informations doivent être fournies.

L'adoption de ces nouvelles normes n'a eu aucune incidence importante sur les états financiers, à l'exception de ce qui est précisé ci-dessous.

Conformément à ces nouvelles normes, la société en commandite a décidé d'inscrire les frais de financement qu'elle engage comme une réduction du financement auxquels ils se rapportent. En 2006, les frais de financement ont été inscrits comme des charges reportées. Les frais de financement seront imputés aux résultats sur la durée de vie prévue du financement en question selon la méthode du taux d'intérêt effectif. Le 1er janvier 2007, la société en commandite a reclassé les frais de financement reportés de 1,4 million de dollars relatifs au placement des débentures convertibles pour les imputer à la composante dette des débentures convertibles. La différence entre le montant imputé aux résultats à titre d'amortissement des frais reportés et celui qui aurait été imputé aux résultats si la méthode du taux d'intérêt effectif avait été suivie a été négligeable.

2. Principales conventions comptables (suite)

Renseignements par part de société en commandite

Le bénéfice net de base par part de société en commandite est calculé d'après le nombre moyen pondéré de parts de société en commandite en circulation au cours de l'exercice. Le bénéfice net dilué par part de société en commandite est calculé selon le nombre de parts de société en commandite qui aurait été obtenu à l'exercice d'options visant l'achat de parts de société en commandite au cours de clôture moyen par trimestre auquel s'ajoute le nombre de parts de société en commandite pouvant être émises à la conversion des débentures convertibles en circulation. De plus, pour le calcul du bénéfice net dilué par part de société en commandite, les intérêts sur les débentures convertibles et la charge d'accroissement liée à l'escompte sur la débenture convertible sont ajoutés au bénéfice net.

Débentures convertibles

Les débentures convertibles correspondent au montant du produit reçu, déduction faite du montant attribué au privilège de conversion qui est inclus dans les capitaux propres attribuables aux porteurs de parts. L'écart entre le montant inscrit et la valeur nominale des débentures convertibles est porté en résultats selon le taux de rendement effectif.

Modifications comptables à venir

Le 1er janvier 2008, la société en commandite sera tenue d'adopter le chapitre 1535 du *Manuel de l'ICCA*, « Informations à fournir concernant le capital ». Cette norme exige la fourniture d'informations quant aux objectifs, politiques et procédures de gestion du capital. Cette norme n'a aucune incidence sur les résultats financiers de la société en commandite étant donné qu'elle n'aborde que les obligations d'information.

Le 1er janvier 2008, la société en commandite sera tenue d'adopter le chapitre 3862 du *Manuel de l'ICCA*, « Instruments financiers – informations à fournir ». Le chapitre 3862 exige la fourniture d'informations quant à l'importance des instruments financiers au regard de la performance de la société en commandite. La société en commandite sera également tenue de fournir des informations sur le risque auquel l'exposent les instruments financiers auxquels elle a recours et la façon dont elle s'y prend pour gérer ce risque. Étant donné que cette norme n'aborde que les obligations de présentation et d'information, elle n'aura aucune incidence sur les états financiers de la société en commandite.

3. Immobilisations et actifs incorporels

	2007	2006
Immobilisations corporelles	365 946 $	354 430 $
Amortissement cumulé	(56 744)	(45 411)
Gazoducs	87 594	87 424
Amortissement cumulé	(7 635)	(5 078)
Immobilisations en cours	9 393	-
	398 554	391 365
Actifs incorporels	30 505	24 761
Amortissement cumulé	(8 260)	(5 620)
	22 245	19 141
	420 799 $	410 506 $

Des intérêts et des frais de financement de 0,2 million de dollars ont été capitalisés au cours de l'exercice 2007 (néant en 2006). La société en commandite a capitalisé des coûts externes de 1,8 million de dollars et des frais généraux et d'administration de 0,4 million de dollars liés au projet de co-production Harmattan, lequel projet ne fait actuellement l'objet d'aucun amortissement. Le projet devrait permettre le transport du gaz naturel par le gazoduc de TransCanada en Alberta jusqu'au complexe Harmattan pour y être traité en vue de récupérer de l'éthane, du propane, du butane et des condensats.

4. Acquisition

Le 22 juin 2007, la société en commandite a acquis environ 90 % des actions ordinaires émises et en circulation de Highwater Power Corporation (« Highwater »). Les actions ordinaires résiduelles ont été acquises le 13 septembre 2007 pour la somme approximative de 870 000 $. Highwater détient une participation de 25 % dans les parts de catégories A et B de Boston Bar Limited Partnership, qui exploite une centrale hydroélectrique au fil de l'eau de sept mégawatts à Scuzzy Creek, en Colombie-Britannique. De plus, Highwater s'affaire à la mise en valeur de deux autres projets hydroélectriques au fil de l'eau, de dix mégawatts chacun, en Colombie-Britannique.

La contrepartie en espèces versée pour acquérir la totalité des actions ordinaires de Highwater offertes au rachat par la société en commandite s'est chiffrée à 9,4 millions de dollars, y compris les frais d'opération qui se sont élevés à environ 0,4 million de dollars. L'acquisition de Highwater se résume comme suit :

Actifs incorporels	5 744 $
Placement dans Boston Bar Limited Partnership (note 5)	4 777
Immobilisations en cours	2 974
Actifs à court terme	759
Passifs à court terme	(1 284)
Emprunt de Boston Bar (note 6)	(1 501)
Passifs d'impôts futurs (note 9)	(2 033)
	9 436 $

4. Acquisition (suite)

Le 22 mars 2005, la société en commandite a acquis le complexe Harmattan, au moyen de l'achat de toutes les actions en circulation de deux sociétés fermées. Au 31 décembre 2007, la société en commandite a retenu 2,3 millions de dollars des anciens actionnaires du complexe Harmattan en guise de provision contre des obligations futures qui pourraient naître avant décembre 2008.

5. Placement

La société en commandite comptabilise sa participation dans Boston Bar Limited Partnership selon la méthode de la comptabilisation à la valeur de consolidation, aux termes de laquelle la société en commandite inclut dans ses propres résultats sa quote-part des résultats de Boston Bar Limited Partnership. Les distributions reçues de Boston Bar Limited Partnership sont défalquées de la valeur du placement.

Solde au 31 décembre 2006	– $
Acquisition d'une participation dans Boston Bar Limited Partnership (note 4)	4 777
Quote-part des résultats de Boston Bar Limited Partnership pour la période écoulée	130
Distributions reçues de Boston Bar Limited Partnership	(267)
Solde au 31 décembre 2007	4 640 $

6. Dette à long terme

	31 décembre 2007	31 décembre 2006
Facilité de crédit renouvelable	90 000 $	85 000 $
Emprunt de Boston Bar	1 423	–
Tranche échéant à moins de un an de l'emprunt de Boston Bar	(182)	–
	91 241 $	85 000 $

Au 31 décembre 2007, la société en commandite avait prélevé un montant de 90 millions de dollars (85 millions de dollars au 31 décembre 2006) à même sa facilité de crédit renouvelable de 120 millions de dollars. Au cours du deuxième trimestre de 2007, la facilité de crédit renouvelable de la société en commandite d'un montant de 120 millions de dollars a été prorogée pour une nouvelle période de 364 jours commençant le 30 juin 2007. Cette facilité peut être prorogée à l'échéance, soit le 29 juin 2008, au gré des prêteurs pour une nouvelle période de 364 jours. Si cette facilité n'est pas prorogée, le montant prélevé devra être entièrement remboursé le 29 juin 2009. La facilité de crédit renouvelable porte intérêt aux taux des acceptations bancaires majorés des commissions d'acceptation et des marges applicables. Les marges et les commissions d'acceptation varient selon certains ratios financiers et se situent dans une fourchette de 1,15 % à 1,65 %. La convention qui régit la facilité de crédit renouvelable prévoit diverses clauses financières que la société en commandite est tenue de respecter, à moins d'une exemption consentie par écrit par les prêteurs.

6. Dette à long terme (suite)

	Exigence stipulée par clause restrictive	Ratio au 31 décembre 2007
Ratio emprunts/bénéfice avant les intérêts, les impôts et l'amortissement	moins de 3,5:1	1,75:1
Ratio de couverture des intérêts	plus de 3,0:1	9,88:1
Ratio emprunts/ structure du capital	moins de 0,6:1	0,27:1

En 2007 et en 2006, la société en commandite respectait les clauses restrictives stipulées par la convention régissant la facilité de crédit renouvelable.

La société en commandite dispose également d'une facilité d'exploitation de 10 millions de dollars. Au 31 décembre 2007, un montant de 2,9 millions de dollars avait été prélevé sur cette facilité en nantissement de lettres de crédit en cours.

La facilité de crédit renouvelable et la facilité d'exploitation sont garanties par une débenture de premier rang constituant une charge flottante sur tous les actifs de la société en commandite.

Au moment de l'acquisition de Highwater (note 4), la société en commandite a pris en charge l'encours de la dette de Highwater associée à sa participation dans Boston Bar Limited Partnership, dont la juste valeur était estimée à 1,5 million de dollars (l' « emprunt de Boston Bar »). Au 31 décembre 2007, le montant en capital en cours sur l'emprunt de Boston Bar s'élevait à 1,9 million de dollars. Ce montant porte intérêt au taux annuel de 10,75 %, composé mensuellement; il est remboursable en paiements mensuels de capital et d'intérêts réunis de 31 974 $ pour une durée de 20 ans échéant en mai 2015. Pour l'exercice terminé le 31 décembre 2007, la société en commandite a versé des paiements de capital de 84 000 $ relativement à cet emprunt.

L'emprunt de Boston Bar est garanti par une hypothèque grevant la centrale de Boston Bar Limited Partnership et la participation de Highwater dans Boston Bar Limited Partnership. Les remboursements de capital prévus sur cet emprunt devraient s'établir en moyenne à 275 000 $ par an pour les cinq prochains exercices.

La dette de la société en commandite, y compris les débentures convertibles, porte intérêt au taux effectif moyen annuel de 6,1 % en 2007 (5,7 % en 2006).

7. Débentures convertibles

Le 22 mars 2005, la société en commandite a émis pour 50 millions de dollars de débentures convertibles à 5,85 % qui viennent à échéance le 10 septembre 2010 et dont les intérêts sont payables à terme échu tous les semestres de chaque exercice, soit le 10 septembre et le 10 mars. Le produit de l'émission, déduction faite de la rémunération des preneurs fermes et des frais d'émission, s'est élevé à 47,9 millions de dollars. Les débentures peuvent être converties avant l'échéance en parts de société en commandite au gré du porteur, au prix de conversion de 10,35 $ la part de société en commandite. La rémunération des preneurs fermes et les frais d'émission totalisant 2,1 millions de dollars sont amortis sur la durée des débentures convertibles selon la méthode du taux d'intérêt effectif.

7. Débentures convertibles (suite)

La société en commandite peut racheter les débentures convertibles après le 10 septembre 2008 et avant le 10 septembre 2009, en totalité ou en partie, à un prix correspondant à leur capital majoré des intérêts courus et impayés, le cas échéant, pourvu que le cours actuel des parts de société en commandite à la date de l'avis ne soit pas inférieur à 125 % du prix de conversion, sous réserve d'ajustements dans certaines circonstances. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la société en commandite peut racheter les débentures convertibles à un prix égal à leur capital plus les intérêts courus et impayés, le cas échéant. La société en commandite peut choisir de verser les intérêts sur les débentures en émettant des parts de société en commandite.

Solde au 31 décembre 2005	47 970 $
Accroissement de l'escompte	417
Solde au 31 décembre 2006	48 387 $
Accroissement de l'escompte	417
Frais de financement	(1 026)
Conversions	(23 411)
Solde au 31 décembre 2007	24 367 $

Au cours de l'exercice, les débentures convertibles dont la valeur du capital totalise 24,3 millions de dollars ont été converties au prix de 10,35 $ la part de société en commandite, ce qui a donné lieu à l'émission de 2 345 111 parts de société en commandite (voir la note 10).

Au 31 décembre 2007, la juste valeur estimative des débentures convertibles s'élevait à 26,3 millions de dollars (49,2 millions de dollars en 2006) et la valeur du capital impayé s'établissait à 25,7 millions de dollars.

8. Obligations liées à la mise hors service d'immobilisations

La société en commandite a estimé que la valeur actualisée nette de ses obligations liées à la mise hors service d'immobilisations s'établissait à 4,3 millions de dollars au 31 décembre 2007 (4,0 millions de dollars en 2006), compte tenu d'un passif futur non actualisé de 100,8 millions de dollars, exclusion faite des valeurs de récupération. Cette valeur actualisée est demeurée inchangée par rapport à celle du 31 décembre 2006. Les premiers versements ne sont pas prévus avant 2029, bien que la majorité ne devrait pas commencer avant 2043. Le taux d'intérêt sans risque de la société en commandite rajusté pour tenir compte de la qualité du crédit de 9 % et un taux d'inflation de 1,5 % ont servi à calculer la valeur actualisée des obligations liées à la mise hors service d'immobilisations. Le rapprochement du total des obligations liées à la mise hors service d'immobilisations de la société en commandite se présente comme suit :

	2007	2006
Obligations liées à la mise hors service d'immobilisations au début de l'exercice	3 969 $	3 641 $
Charge de désactualisation	357	328
Obligations liées à la mise hors service d'immobilisations à la fin de l'exercice	4 326 $	3 969 $

9. Impôts futurs

Le tableau de l'évolution du passif d'impôts futurs se présente comme suit :

Solde au 31 décembre 2006	– $
Incidence de la modification apportée à la législation fiscale	75 000
Passif d'impôts futurs lié à l'acquisition (note 3)	2 033
Incidence d'une modification des taux d'imposition	(8 000)
Charge d'impôts futurs d'autres périodes	2 100
Solde au 31 décembre 2007	71 133 $

Au 31 décembre 2007, les composantes du passif d'impôts futurs s'établissaient comme suit :

Passifs d'impôts futurs	
Immobilisations et actifs incorporels	75 446 $
Actifs d'impôts futurs	
Pertes autres qu'en capital (expirent entre 2011 et 2024)	(1 813)
Obligations liées à la mise hors service d'immobilisations	(1 200)
Frais d'émission de parts de société en commandite	(1 300)
	(4 313)
Passif d'impôts futurs, montant net	71 133 $

Par suite de la nouvelle législation fiscale, la société en commandite a constaté une charge d'impôts futurs de 75,0 millions de dollars au deuxième trimestre de 2007 en utilisant un taux d'imposition effectif de 29,4 %. Cette charge a été calculée en fonction des écarts temporaires qui devraient se résorber après le 31 décembre 2010, date d'entrée en vigueur de l'imposition des entités intermédiaires.

Le 30 octobre 2007, le gouvernement du Canada a annoncé des modifications au taux d'imposition général des sociétés qui devraient survenir entre 2008 et 2012. Par conséquent, le taux d'imposition effectif de la société en commandite a diminué, passant à 26,7 %, ce qui a réduit de 8,0 millions de dollars le passif d'impôts futurs.

10. Capitaux propres attribuables aux porteurs de parts

La société en commandite est autorisée à émettre un nombre illimité de parts de société en commandite à droit de vote.

	2007	2006
Capital des porteurs de parts	339 288 $	314 483 $
Bénéfice accumulé	42 418	84 551
Débentures convertibles	1 195	2 325
Surplus d'apport	449	289
Distributions accumulées	(151 431)	(119 287)
	231 919 $	282 361 $

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

10. Capitaux propres attribuables aux porteurs de parts (suite)

	Nombre de parts	Montant
Solde au 31 décembre 2005	42 535 240	284 613 $
Bénéfice net de l'exercice terminé le 31 décembre 2006		28 726
Distributions aux porteurs de parts déclarées		(31 274)
Parts émises à l'exercice d'options	20 000	139
Surplus d'apport		157
Solde au 31 décembre 2006	42 555 240	282 361 $
Perte de l'exercice terminé le 31 décembre 2007		(42 133)
Distributions aux porteurs de parts déclarées		(32 144)
Parts émises à la conversion des débentures convertibles	2 345 111	23 411
Augmentation du capital des porteurs de parts attribuable à la composante capitaux propres des débentures convertibles		1 130
Diminution de la composante capitaux propres des débentures convertibles par suite des conversions		(1 130)
Parts émises à l'exercice d'options	35 750	264
Surplus d'apport		160
Solde au 31 décembre 2007	44 936 101	231 919 $

La société en commandite est autorisée à émettre un nombre illimité de parts de société en commandite comportant droit de vote.

11. Régime d'options sur parts de société en commandite

La société en commandite peut offrir une rémunération supplémentaire aux salariés, dirigeants et administrateurs du commandité en leur attribuant des options en vertu du régime d'options sur parts de société en commandite (le « régime d'options sur parts »). Ce régime prévoit l'émission d'options visant l'achat de parts de société en commandite. Au 31 décembre 2007, ce régime n'était pas autorisé à attribuer plus de 3 283 650 parts de société en commandite, dont 2 105 152 sont toujours disponibles. En général, les droits aux options attribuées aux termes du régime deviennent acquis sur une période de trois ans. Les options en cours viennent à échéance à diverses dates avant le 25 octobre 2012.

Les tableaux qui suivent présentent un sommaire du régime d'options sur parts aux 31 décembre 2007 et 2006 :

	2007		2006	
	Options	Prix moyen d'exercice	Options	Prix moyen d'exercice
Options en cours au début de l'exercice	582 000	8,08 $	419 250	7,94 $
Attribuées	27 000	9,29	202 500	8,26
Exercées	(35 750)	7,39	(20 000)	6,61
Échues	(40 500)	9,22	(19 750)	8,52
Options en cours à la fin de l'exercice	532 750	8,10 $	582 000	8,08 $
Options pouvant être exercées à la fin de l'exercice	432 125	8,06 $	256 875	7,79 $

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

11. Régime d'options sur parts de société en commandite (suite)

Prix d'exercice	Options en cours	Options pouvant être exercées	Durée résiduelle moyenne pondérée (en années)
4,85 $	20 000	20 000	0,4
5,98	21 500	21 500	0,9
7,81	36 750	36 750	1,9
8,05	146 000	146 000	2,9
8,15	183 750	91 875	3,8
8,43	20 000	20 000	2,0
9,10	74 250	74 250	2,4
9,20	7 000	–	4,4
9,32	20 000	20 000	4,8
9,79	3 500	1 750	3,7
4,85 $ à 9,79 $	532 750	432 125	3,0

Les divers salariés et administrateurs du commandité, sauf les dirigeants, se sont vu attribuer 27 000 options à diverses dates au cours de l'exercice terminé le 31 décembre 2007, à un prix d'exercice moyen de 9,29 $ par option. Le prix d'exercice de l'option est égal au cours de clôture des parts de société en commandite le jour précédant l'attribution. La juste valeur estimative combinée des options émises en 2007 s'est élevée à 26 000 $ à la date de l'attribution. La juste valeur moyenne pondérée estimative de ces options s'établissait à 0,95 $ par option, selon le modèle de détermination du prix des options de Black et Scholes, en fonction des hypothèses suivantes : un taux d'intérêt sans risque moyen de 4 %, un taux de rendement moyen de 8,1 %, une échéance de cinq ans et un coefficient moyen de volatilité de 25 %.

Au cours de l'exercice terminé le 31 décembre 2006, les divers salariés du commandité, exclusion faite des dirigeants, se sont vu attribuer 202 500 options à des prix d'exercice allant de 8,15 $ à 9,79 $ par option. Le prix d'exercice de l'option est égal au cours de clôture des parts de société en commandite le jour précédant l'attribution. La juste valeur estimative combinée des options émises en 2006 s'est élevée à 0,2 million de dollars à la date d'attribution; ce montant sera porté en résultats sur un délai d'acquisition de deux ans. La juste valeur moyenne pondérée de ces options était estimée à 0,87 $ par option, selon le modèle de détermination du prix des options de Black et Scholes, en fonction des hypothèses suivantes : un taux d'intérêt sans risque prévu de 6 %, un taux de rendement moyen de 9 %, une échéance de cinq ans et un degré de volatilité moyen de 25 %.

La charge de rémunération afférente aux options attribuées depuis 2004 s'est établie à 0,2 million de dollars pour l'exercice terminé le 31 décembre 2007 (0,2 million de dollars en 2006).

12. Régime d'intéressement à long terme

La société en commandite verse une partie de la rémunération aux dirigeants, administrateurs et certains salariés du commandité sous forme d'unités d'actions subalternes (les « UAS ») aux termes du régime d'intéressement à long terme (le « RILT »). Le RILT est régi par des clauses qui définissent de quelles façons les attributions faites dans le cadre du régime seront déterminées et administrées. Conformément au régime, les UAS sont consenties le 1er janvier de l'exercice suivant celui qui vient de prendre fin et les droits s'acquièrent sur un délai de trois ans. Le tiers des droits relatifs aux attributions d'UAS s'acquièrent à chaque exercice. À l'acquisition des droits, le porteur d'UAS reçoit un montant en espèces équivalant au cours pondéré en fonction du volume des parts de société en commandite pour les dix jours de bourse précédant la date d'acquisition des droits, multiplié par le nombre d'UAS pour lesquelles des droits ont été acquis. À compter de la date effective de l'attribution d'UAS, le porteur d'UAS reçoit des UAS supplémentaires qui équivalent aux distributions en espèces qui seraient versées relativement au nombre de parts de société en commandite que les UAS détenues représentent.

Le nombre d'UAS pouvant être attribuées annuellement est déterminé en fonction d'un calcul qui tient compte des distributions par part et du rendement total des porteurs de parts par rapport au rendement total des porteurs de parts à l'égard d'un panier d'unités analogues ainsi qu'à certains indices connexes sur un an, deux ans ou trois ans. Le rendement total des porteurs de parts correspond à la somme des distributions et de la variation du cours des parts sur des périodes données.

	Nombre d'unités d'actions subalternes (« UAS »)
Solde au 31 décembre 2005	–
UAS attribuées au cours de l'exercice	135 397
UAS reçues en remplacement de distributions au cours de l'exercice	10 080
UAS frappées d'extinction au cours de l'exercice	(922)
Solde au 31 décembre 2006	144 555
UAS attribuées au cours de l'exercice	409 323
UAS reçues en remplacement de distributions au cours de l'exercice	42 924
UAS exercées au cours de l'exercice	(48 185)
UAS annulées au cours de l'exercice	(5 356)
Solde au 31 décembre 2007	543 261

La charge de rémunération relative aux unités d'actions subalternes s'est élevée à 3,6 millions de dollars pour l'exercice terminé le 31 décembre 2007 (0,8 million de dollars en 2006), en fonction d'un cours de clôture des parts de société en commandite de 11,18 $ chacune.

En janvier 2008, 598 367 UAS ont été attribuées au titre du rendement de 2007; leur juste valeur calculée en fonction du cours de clôture des parts de société en commandite au 31 décembre 2007 s'élevait à 6,7 millions de dollars.

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

13. Résultat par part de société en commandite

Le tableau suivant présente le calcul du résultat net par part de société en commandite :

	2007	2006
Numérateur :		
Numérateur servant au calcul du bénéfice (de la perte) de base par part	(42 133)$	28 726 $
Intérêts sur les débentures convertibles	2 920	2 923
Accroissement de l'escompte sur les débentures convertibles	417	417
Numérateur servant au calcul du bénéfice (de la perte) dilué(e) par part	(38 796)$	32 066 $
Dénominateur :		
Nombre moyen pondéré de parts	42 715 900	42 548 216
Débentures convertibles	4 698 391	4 828 019
Options sur parts à effet dilutif	74 826	75 944
Dénominateur servant au calcul du bénéfice dilué par part	47 489 117	47 452 179
Bénéfice (perte) de base par part	(0,99) $	0,68 $
Bénéfice (perte) dilué(e) par part	(0,99) $	0,68 $

14. Régimes de retraite et avantages complémentaires de retraite

La société en commandite offre un régime de retraite à ses salariés syndiqués de l'usine d'extraction Younger (le « régime de Younger ») qui prévoit le versement des prestations en fonction des années de service et des gains moyens les plus élevés pour trois années consécutives. La société en commandite maintient un régime de retraite à l'intention de certains salariés du complexe Harmattan (le « régime de Harmattan »). Ce régime prévoit le versement de prestations aux participants existants en fonction des années de service et des gains moyens les plus élevés pour trois années consécutives.

Le régime de Younger et le régime de Harmattan (collectivement, les « régimes ») s'appuient sur des rapports actuariels que prépare un actuaire indépendant à des fins de capitalisation et de comptabilité. Le coût des prestations acquises est déterminé selon la méthode de répartition des prestations au prorata des services et les meilleures estimations que fait la direction au sujet du rendement futur des investissements du régime, de la progression des salaires et de la date de départ à la retraite. Les actifs des régimes sont évalués à la juste valeur marchande. L'excédent du gain actuariel net (ou de la perte actuarielle nette) sur 10 % du solde de l'obligation au titre des prestations constituées ou de la valeur de marché des actifs des régimes au début de l'exercice si celle-ci est plus élevée, est amorti sur la durée moyenne estimative du reste de la carrière active (la « DMERCA ») du groupe de salariés concernés. Le coût des services passés est également amorti sur la DMERCA.

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

14. Régimes de retraite et avantages complémentaires de retraite (suite)

Le tableau suivant présente les principales hypothèses actuarielles qui ont servi au calcul du coût des prestations :

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Taux d'actualisation au 1er janvier	5,25 %	5,25 %	5,25 %	5,25 %
Taux d'actualisation au 31 décembre	5,50 %	5,50 %	5,25 %	5,25 %
Taux de rendement prévu à long terme	6,00 %	6,00 %	6,00 %	6,00 %
Taux de croissance de la rémunération	3,50 %	3,50 %	2,75 %	2,75 %
DMERCA au 1er janvier	24,6 ans	8,1 ans	25,7 ans	8,4 ans

L'évaluation actuarielle à des fins de capitalisation des régimes a été effectuée en date du 31 décembre 2006. La date de la prochaine évaluation ne devra pas dépasser le 31 décembre 2007.

Le coût de retraite au titre des régimes de retraite à prestations déterminées de la société en commandite est calculé comme suit :

Coût de retraite engagé

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Coût des services rendus au cours de l'exercice	166 $	180 $	172 $	189 $
Intérêts débiteurs sur l'obligation au titre des prestations constituées	118	331	113	281
Moins le rendement réel des actifs des régimes	(16)	(20)	(238)	(454)
Perte actuarielle (gain actuariel) au cours de l'exercice	392	75	(211)	565
Coût de retraite engagé au cours de l'exercice, compte non tenu des ajustements	660$	566 $	(164)$	581 $

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

14. Régimes de retraite et avantages complémentaires de retraite (suite)

Coût de retraite constaté

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Coût de retraite engagé	660 $	566 $	(164) $	581 $
Ajustements visant à prendre en compte la nature à long terme des régimes de retraite				
Écart entre le rendement prévu et le rendement réel des actifs des régimes	(131)	(311)	115	185
Écart entre le montant de la perte actuarielle (du gain actuariel) constaté au cours de l'exercice et le montant de la perte actuarielle (du gain actuariel) réel sur l'obligation au titre des prestations constituées	(393)	(37)	211	(562)
Amortissement de l'obligation (l'actif) transitoire	1	(1)	1	(1)
Coût de retraite constaté au cours de l'exercice	137 $	217 $	163 $	203 $

Composantes du coût de retraite

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Coût des services rendus au cours de l'exercice	166 $	180 $	172 $	189 $
Intérêts débiteurs sur l'obligation au titre des prestations constituées	118	331	113	281
Rendement prévu des actifs des régimes	(147)	(331)	(123)	(269)
Amortissement de l'obligation (l'actif) transitoire	1	(1)	1	(1)
Amortissement du (gain actuariel net) de la perte actuarielle nette	(1)	38	–	3
Coût de retraite constaté au cours de l'exercice	137 $	217 $	163 $	203 $

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

14. Régimes de retraite et avantages complémentaires de retraite (suite)

Rapprochement de l'obligation au titre des prestations constituées

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Obligations au titre des prestations constituées au début de l'exercice	2 164 $	6 263 $	2 037 $	5 299 $
Coût des services rendus au cours de l'exercice (y compris les cotisations de l'employé)	251	180	254	189
Intérêts sur l'obligation au titre des prestations constituées	118	331	113	281
Perte actuarielle (gain actuariel) au cours de l'exercice	392	75	(211)	565
Prestations versées au cours de l'exercice	(84)	(98)	(29)	(71)
Obligation au titre des prestations constituées à la fin de l'exercice	2 841 $	6 751 $	2 164 $	6 263 $

Rapprochement de la juste valeur des actifs des régimes

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Juste valeur estimative des actifs des régimes au début de l'exercice	2 390 $	5 256 $	1 949 $	4 157 $
Cotisations de la société en commandite au cours de l'exercice	132	612	151	716
Cotisations des participants au cours de l'exercice	85	–	81	–
Prestations versées au cours de l'exercice	(84)	(98)	(29)	(71)
Rendement réel des actifs des régimes	17	20	238	454
Juste valeur des actifs des régimes à la fin de l'exercice	2 540 $	5 790 $	2 390 $	5 256 $

Sun Life détient les actifs des régimes. Ces actifs ont été évalués au 31 décembre 2007 tel que l'a déclaré Sun Life.

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

14. Régimes de retraite et avantages complémentaires de retraite (suite)

Les actifs sont investis dans un fond équilibré avec une forte pondération dans des titres à revenu fixe, des actions canadiennes et étrangères. La composition des placements des régimes se présentait comme suit au 31 décembre 2007 :

	Régime de Younger	Régime de Harmattan
Trésorerie et équivalents à court terme	9,4 %	16,6 %
Actions canadiennes	31,0 %	28,1 %
Actions étrangères	28,5 %	26,4 %
Titres à revenu fixe	31,1 %	28,9 %
Total	100,0 %	100,0 %

Calcul de l'actif (du passif) au titre des prestations constituées

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Actif (passif) au titre des prestations constituées au début de l'exercice	(6)$	(87)$	6 $	(600)$
Ajouter les cotisations versées au cours de l'exercice	132	612	151	716
Déduire le coût de retraite de l'exercice	(137)	(217)	(163)	(203)
Actif (passif) au titre des prestations constituées à la fin de l'exercice	(11)$	308 $	(6)$	(87)$

Situation de capitalisation et rapprochement de l'actif (du passif) au titre des prestations constituées

	2007		2006	
	Régime de Younger	Régime de Harmattan	Régime de Younger	Régime de Harmattan
Obligation au titre des prestations constituées à la fin de l'exercice	(2 841)$	(6 751)$	(2 164)$	(6 263)$
Juste valeur des actifs des régimes à la fin de l'exercice	2 540	5 790	2 390	5 256
Situation de capitalisation	(301)$	(961)$	226 $	(1 007)$
Obligation transitoire non amortie (actif transitoire non amorti)	25	(9)	26	(10)
Perte actuarielle nette non amortie (gain actuariel net non amorti)	265	1 278	(258)	930
Actif (passif) au titre des prestations constituées à la fin de l'exercice	(11)$	308 $	(6)$	(87)$

14. Régimes de retraite et avantages complémentaires de retraite (suite)

Outre les prestations de retraite, la société en commandite offre des avantages complémentaires de retraite à ses salariés syndiqués de l'usine d'extraction Younger ainsi qu'à ses salariés du complexe Harmattan. Les prestations fournies aux salariés retraités se limitent au paiement des primes d'assurance-vie et d'assurance pour soins de santé. La société en commandite avait comptabilisé une charge au titre des avantages sociaux futurs de 0,1 million de dollars au 31 décembre 2007 (0,1 million de dollars en 2006) et inscrit l'obligation au poste Créditeurs et charges à payer.

15. Renseignements supplémentaires sur les flux de trésorerie

La variation des éléments hors caisse du fonds de roulement lié à l'exploitation comprend ce qui suit :

	2007	2006
Débiteurs	(3 843)$	(7 336)$
Créditeurs et charges à payer	1 350	3 801
Charges payées d'avance et intérêts	231	(42)
	(2 262)$	(3 577)$

La variation des éléments hors caisse du fonds de roulement lié à l'investissement comprend ce qui suit :

	2007	2006
Créditeurs et charges à payer	6 401 $	407 $

Les intérêts en espèces qui ont été versés au cours de l'exercice terminé le 31 décembre 2007 se sont élevés à 8,4 millions de dollars (8,2 millions de dollars en 2006).

16. Engagements

La société en commandite a des engagements en vertu de divers contrats de location visant des terrains, des locaux, des véhicules et du matériel de bureau. Aux termes de ces contrats, les paiements futurs exigibles sont les suivants :

2008	489 $
2009	368 $
2010	313 $
2011	277 $
2012	95 $

17. Instruments financiers

La société en commandite comptabilise le règlement d'instruments financiers et les variations de l'évaluation à la valeur de marché dans le bénéfice, ces éléments représentant la somme des (gains) pertes sur les instruments financiers comme l'illustrent les tableaux ci-dessous. La juste valeur des instruments financiers est répartie entre l'actif et le passif, et par la suite en tranches à court terme et à long terme pour chacun d'eux.

	2007	2006
Gains (pertes) sur les instruments financiers		
Réalisé(e)s	(1 260) $	620 $
Non réalisé(e)s	(4 638)	215
	(5 898) $	835 $
Classement au bilan :		
Actif		
Actif à court terme, compris dans les débiteurs	575 $	732 $
Actif à long terme	–	663
	575 $	1 395 $
Passif :		
Passif à court terme, compris dans les créditeurs et charges à payer	4 032 $	32 $
Passif à long terme	24	207
	4 056 $	239 $
Total de la juste valeur des instruments financiers	(3 481) $	1 156 $

Taux d'intérêt

La société en commandite a fixé le taux d'intérêt sur une tranche de 70,0 millions de dollars de sa dette bancaire à l'aide de swaps de taux d'intérêt. La juste valeur de ces swaps, inscrite au bilan, et les variations de l'évaluation à la valeur de marché (EVM), comptabilisées dans les résultats se résument comme suit :

				2007		2006	
Capital	Taux fixe	Prise d'effet	Échéance	Juste valeur de l'actif (du passif)	Gain (perte) découlant des variations de l'EVM	Juste valeur de l'actif (du passif)	Gain (perte) découlant des variations de l'EVM
10 000 $	4,130 %	22 févr. 2006	31 janv. 2007	– $	(5) $	5 $	5 $
10 000	4,195 %	31 janv. 2007	31 janv. 2008	13	5	8	8
20 000	4,150 %	2 janv. 2007	2 janv. 2009	49	17	32	32
20 000	4,410 %	1er févr. 2005	1er févr. 2010	(86)	55	(141)	110
20 000	4,335 %	22 févr. 2006	1er mars 2010	(58)	40	(98)	(98)
				(82) $	112 $	(194) $	57 $

(Les montants des tableaux sont en milliers de dollars, sauf les montants par part)

17. Instruments financiers (suite)

Taux d'intérêt (suite)

La société en commandite et les contreparties aux swaps de taux d'intérêt peuvent rembourser le capital, en totalité ou en partie, par anticipation; ces options de règlement anticipé sont déjà en cours et le seront jusqu'à la date d'échéance. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur.

Tarifs d'électricité

Le 11 octobre 2005, la société en commandite a conclu des swaps sur tarifs d'électricité visant 3,5 MW, selon lesquels elle recevra un tarif variable et paiera un tarif fixe. Pour la période de un an commençant le 1er janvier 2008, la société en commandite paiera un tarif fixe de 56,50 $ par MWh. Au 31 décembre 2007, la juste valeur des swaps sur tarifs d'électricité fondée sur le cours alors en vigueur correspondait à un actif non réalisé de 0,6 million de dollars (1,4 million de dollars en 2006). La variation de la juste valeur en 2007 a été constatée à titre de perte sur les instruments financiers évalués à la valeur de marché de 0,8 million de dollars (gain de 0,2 million de dollars en 2006). La société en commandite et la contrepartie aux swaps sur tarifs d'électricité peuvent régler le montant des contrats, en totalité ou en partie, par anticipation; ces options de règlement anticipé sont déjà en cours et le seront jusqu'à la date d'échéance. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur.

Marge sur les LGN

Le 10 juillet 2007, la société en commandite a conclu une série de swaps ayant pour effet de fixer la marge sur les liquides de gaz naturel à environ 15,50 $ le baril à l'égard de 20 700 barils de liquides de propane-plus par mois. Les accords de swaps commencent le 1er août 2007 et se terminent le 31 décembre 2008. Taylor a employé la méthode de la juste valeur pour comptabiliser les swaps relatifs à la marge sur les LGN.

Le swap relatif à la marge sur les LGN conclu le 10 juillet 2007 se compose des éléments suivants :

	Prix	Quantité par mois
Vente :		
Propane (Mont Belvieu)	1,185 $ par gallon US	14 000 barils
Butane ordinaire (Mont Belvieu)	1,370 $ par gallon US	3 300 barils
Isobutane (Mont Belvieu)	1,410 $ par gallon US	1 400 barils
Condensats (WTI)	77,09 $ par baril	2 000 barils
Achat :		
Gaz naturel (AECO)	6,95 $ par GJ	88 200 GJ

17. Instruments financiers (suite)

Marge sur les LGN (suite)

Le 26 novembre 2007, la société en commandite a conclu une série de swaps ayant pour effet de fixer la marge sur les liquides de gaz naturel à environ 26,00 $ le baril à l'égard de 21 000 barils de liquides de propane-plus par mois. Les accords de swaps commencent le 1er avril 2008 et se terminent le 31 décembre 2008. Taylor a employé la méthode de la juste valeur pour comptabiliser les swaps relatifs à la marge sur les LGN.

Le swap relatif à la marge sur les LGN conclu le 26 novembre 2007 se compose des éléments suivants :

	Prix	Quantité par mois
Vente :		
Propane (Mont Belvieu)	1,39 $ par gallon US	14 000 barils
Butane ordinaire (Mont Belvieu)	1,57 $ par gallon US	3 500 barils
Isobutane (Mont Belvieu)	1,6125 $ par gallon US	1 500 barils
Condensats (WTI)	90,05 $ par baril	2 000 barils
Achat :		
Gaz naturel (AECO)	6,69 $ par GJ	89 600 GJ

La juste valeur combinée des swaps relatifs à la marge sur les LGN au 31 décembre 2007 consistait en un passif non réalisé de 4,0 millions de dollars, montant qui a été constaté comme une perte sur les instruments financiers évalués à la valeur de marché pour l'exercice terminé le 31 décembre 2007.

Le swap relatif à la marge sur les LGN est assorti d'options de règlement anticipé du montant visé, en totalité ou en partie; ces options sont déjà en cours et le seront jusqu'à leurs dates d'échéance respectives. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur

Juste valeur des autres instruments financiers

La valeur comptable de la trésorerie et des équivalents de trésorerie, des débiteurs, des créditeurs et charges à payer et des distributions à payer aux porteurs de parts se rapproche de leur juste valeur en raison de l'échéance à court terme de ces instruments financiers. La valeur comptable de la dette à long terme se rapproche de sa juste valeur étant donné qu'elle porte intérêt à des taux variables.

Risque de crédit

Une part importante des produits tirés de l'usine d'extraction Younger provient d'un seul client aux termes de la convention d'achat de LGN et d'autres conventions de coentreprise. De plus, une grande partie des produits que génère la société en commandite provient d'ententes commerciales conclues avec un autre client, soit par la vente d'éthane produit à l'usine d'extraction Joffre, des conventions de transport EDS et JFP et de la vente de la quote-part revenant à la société en commandite de l'éthane produit par le complexe Harmattan.

17. Instruments financiers (suite)

Risque de crédit (suite)

Si ces deux clients n'étaient plus en mesure de respecter leurs obligations aux termes des diverses conventions, le bénéfice net de la société en commandite pourrait en subir une incidence négative importante. Au 31 décembre 2007, les créances à recevoir de ces deux clients totalisaient environ 77 % (74 % en 2006) de l'ensemble des débiteurs, dont le gaz de retrait qui représente 41 % du solde de fin d'exercice (51 % en 2006). Pour l'exercice terminé le 31 décembre 2007, 36 % (28 % en 2006) des ventes de LGN de la société en commandite et des revenus tirés des honoraires, moins les gaz de retrait, les frais d'exploitation et les frais de recouvrement des coûts indirects, provenaient d'un client. Pour l'exercice terminé le 31 décembre 2007, 29 % (32 % en 2006) des ventes de LGN de la société en commandite et des revenus tirés des honoraires, moins les gaz de retrait, les frais d'exploitation et les frais de recouvrement des coûts indirects, provenaient d'un autre client.

Le risque de crédit auquel sont exposés le complexe RET et le complexe Harmattan provient d'un certain nombre de clients du secteur du pétrole et du gaz qui ont conclu des conventions d'exploitation et de traitement. Ces montants sont assujettis aux risques de crédit habituels du secteur.

18. Garanties

La société en commandite a conclu une convention visant à indemniser un tiers relativement à d'éventuelles réclamations de tiers, notamment en matière d'environnement et de fiscalité, associées à l'acquisition du complexe RET en 2003. En raison de la nature des indemnisations, le risque maximal aux termes de cette convention ne peut être déterminé. Au 31 décembre 2007, la direction n'était au courant d'aucune réclamation.

Lors de l'acquisition du complexe Harmattan, la société en commandite a pris en charge des garanties de bonne exécution en ce qui a trait à l'exploitation de l'usine conformément aux conventions de représentation, de gestion et de traitement (les « conventions de représentation »). À l'heure actuelle, près de la moitié du volume de gaz naturel traité au complexe Harmattan est assujettie aux modalités des conventions de représentation. Si les exigences concernant le traitement garanti ne peuvent être remplies, la société en commandite devra acquitter des amendes, ce qui pourrait avoir des conséquences défavorables sur ses résultats. La société en commandite n'a été passible d'aucune amende depuis qu'elle a acquis le complexe Harmattan.

19. Déclarations de sinistres et éventualités

Le 8 mars 2007, la société en commandite a été avisée que la déclaration de sinistre résiduelle de 5,8 millions de dollars visant plusieurs défendeurs, dont la société en commandite, relativement à l'interruption de la production survenue en 1999 à l'usine d'extraction de Younger est devenue caduque sans qu'une action ne puisse être intentée par le demandeur. Par conséquent, la société en commandite est libérée de toute déclaration de sinistre relativement à cette interruption.

19. Déclarations de sinistres et éventualités (suite)

L'Agence du revenu du Canada (l'« ARC ») a présenté un nouvel avis de cotisation au titre de la taxe sur les produits et services (la « TPS ») pour la période allant d'octobre 2002 à septembre 2005 pour un montant de 1,2 million de dollars. Ce nouvel avis de cotisation a trait à des demandes de crédit de taxe sur les intrants faites par la société en commandite relativement à la TPS payée pour des biens et services obtenus dans le cadre des activités de l'entreprise. L'ARC fait valoir que la société en commandite n'exerce aucune activité commerciale, tel que le définit la *Loi sur la taxe d'accise*, et que, par conséquent, elle ne peut demander de crédits de taxe sur les intrants. Depuis septembre 2005, la société en commandite a demandé des crédits de taxe sur les intrants pour un montant d'environ 0,4 million de dollars (0,3 million de dollars au 31 décembre 2006), demande qui est similaire à celle que conteste l'ARC. La société a fait appel à des conseillers juridiques et a soumis à l'ARC un avis d'opposition écrit qui étaie sa position selon laquelle la demande de crédits de taxe sur les intrants a été faite adéquatement conformément à la loi. Par conséquent, la société en commandite n'a passé en charges aucun nouvel avis de cotisation, intérêt ou amende dans ses états financiers.

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

BY SEDAR June 2, 2008

The Securities Commissions or equivalents
thereof in each of the provinces of Canada

CONSENT

Dear Sirs/Mesdames:

**Re: AltaGas Income Trust
Shelf Prospectus Supplement dated June 2, 2008**

We refer to the shelf prospectus supplement dated June 2, 2008 (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") in connection with the offering of up to $100,215,000 of trust units of the Trust (the "**Trust Units**") under a base shelf prospectus dated August 8, 2007 (together with the Prospectus Supplement, the "**Prospectus**").

We hereby consent to the references to our firm name in the Prospectus Supplement, and to our opinion set out under the heading "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Legal Matters", which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be relied upon by any other party or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

SEC File # 82-34911

Blakes

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

June 2, 2008

<u>VIA SEDAR</u>

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers Quebec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice – Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Re: Prospectus Supplement of AltaGas Income Trust (the "Trust")

Dear Sirs/Mesdames:

We refer to the prospectus supplement of the Trust dated June 2, 2008 (the "**Prospectus Supplement**") relating to the offering by the Trust of 3,825,000 trust units together with up to an additional 573,750 trust units issuable pursuant to an over-allotment option granted by the Trust to the underwriters for such offering. The Prospectus Supplement is deemed to be incorporated by reference into the short form base shelf prospectus of the Trust dated August 8, 2007.

We hereby consent to the reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commission named above and is not to be referred to in whole or in part in the Prospectus Supplement or any other similar document and is not to be relied upon by any other parties or for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30837153.1

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

■ Phone: 403 290-4100
Fax: 403 290-4265

SEC File # 82-34911

June 2, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

Re: AltaGas Income Trust (the "Trust")

We refer to the short form base shelf prospectus of the Trust dated August 8, 2007, as supplemented by the prospectus supplement dated June 2, 2008, relating to the qualification for distribution of 3,825,000 trust units (up to 4,398,750 trust units if the underwriters' over-allotment option is exercised) (collectively the "Prospectus").

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report dated February 26, 2008 to the Unitholders of the Trust, on the following consolidated financial statements (the "Financial Statements"):

Consolidated balance sheets as at December 31, 2007 and 2006; and

Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years ended December 31, 2007 and 2006.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Prospectus and in the Annual Information Form dated March 11, 2008 incorporated by reference in the above mentioned Prospectus.

ERNST & YOUNG

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audits of such Financial Statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

AltaGas Income Trust ("Trust")

We refer to the prospectus supplement dated June 2, 2008 to the short form base shelf prospectus of AltaGas Income Trust dated August 8, 2007 relating to the sale and issue of trust units of the Trust.

We consent to the use, through the incorporation by reference in the short form base shelf prospectus of the amended business acquisition report of the Trust dated March 3, 2008, of our report dated February 5, 2008 to the board of directors of Taylor Gas Liquids Ltd. as general partner of Taylor NGL Limited Partnership on the following financial statements:

> Consolidated balance sheets as at December 31, 2007 and 2006;
>
> Consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended.

We report that we have read the short form base shelf prospectus dated August 8, 2007 and the prospectus supplement dated June 2, 2008 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
June 2, 2008

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated August 8, 2007 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

*These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "**1933 Act**") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of AltaGas General Partner Inc. at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated August 8, 2007

New Issue — June 2, 2008

AltaGas

ALTAGAS INCOME TRUST
$100,215,000
3,825,000 Trust Units

AltaGas Income Trust (the "**Trust**") is hereby qualifying for distribution (the "**Offering**") 3,825,000 trust units (the "**Trust Units**") of the Trust. See "Details of the Offering" and "Plan of Distribution".

Price: $26.20 per Trust Unit

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Trust(1)
Per Trust Unit	$26.20	$1.31	$24.89
Total(2)	$100,215,000	$5,010,750	$95,204,250

(1) Before deducting the estimated expenses of the Offering of approximately $500,000. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "**Over-Allotment Option**"), exercisable at any time until 5:00 p.m. (Calgary time) on the 30th day following the Offering Closing Date, to purchase up to an additional 573,750 Trust Units on the same terms as set forth above. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before expenses of the Offering, will be $115,247,250, $5,762,362.50 and $109,484,887.50, respectively. See "Plan of Distribution". A purchaser who acquires Trust Units forming part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this prospectus supplement, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. The granting of the Over-Allotment Option and the distribution of the Trust Units that may be issued on the exercise of the Over-Allotment Option are also qualified under this prospectus supplement.

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option................................	573,750	30 days after the Offering Closing Date	$26.20 per Trust Unit

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "ALA.UN". On May 28, 2008, the closing price of the Trust Units on such exchange was $26.76. The TSX has conditionally approved the listing of the Trust Units offered by this prospectus supplement. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before August 29, 2008.

Clarus Securities Inc. ("**Clarus**"), Scotia Capital Inc. ("**Scotia**"), BMO Nesbitt Burns Inc. ("**BMO**"), CIBC World Markets Inc. ("**CIBC**"), RBC Dominion Securities Inc. ("**RBC**"), HSBC Securities (Canada) Inc. ("**HSBC**"), National Bank Financial Inc. ("**NBF**") and TD Securities Inc. ("**TD**") (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued and delivered by the Trust to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is currently anticipated that the closing date of the Offering (the "**Offering Closing Date**") will be on or about June 10, 2008, or such later date as the Trust and the Underwriters may agree but in any event not later than June 24, 2008. See "Details of the Offering".

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("**Unitholders**"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, the impact of interest rates, electricity prices, natural gas and NGL prices, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors" in the accompanying base shelf prospectus of the Trust dated August 8, 2007 (the "**Base Prospectus**") and in this prospectus supplement.

For Canadian income tax purposes, the return from an investment in Trust Units to Unitholders can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. On October 31, 2006, the Department of Finance (Canada) ("**Finance**") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "**SIFT Rules**", which for greater certainty include by reference the guidelines (the "**Guidelines**") concerning the meaning of "normal growth" issued by the

Department of Finance on December 15, 2006). Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act (as defined herein). Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust does not exceed "normal growth" before then) certain distributions from the Trust which otherwise would have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Risk Factors" and "Certain Canadian Federal Income Tax Considerations".

Scotia, BMO, CIBC, RBC, HSBC, NBF and TD are, directly or indirectly, subsidiaries or affiliates of lenders to the Trust or its subsidiaries. Accordingly, the Trust may be considered a "connected issuer" of such Underwriters for the purposes of securities regulations in certain provinces of Canada. The net proceeds from this Offering may be used to reduce the Trust's indebtedness to such lenders. See "Relationship Between the Trust and Certain of the Underwriters" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements. When used in this prospectus supplement, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus supplement may contain forward-looking statements pertaining to the following: the amount and timing of distributions in respect of the Trust Units; treatment under applicable tax legislation; expectations regarding the ability to maintain its competitive position; expectations regarding the ability to raise capital; treatment under governmental regulatory regimes; and commodity prices. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general economic conditions in Canada and the United States; industry conditions; governmental regulations; volatility of commodity prices; currency fluctuations; environmental risks; competition; lack of availability of qualified personnel or management; the ability to integrate technological advances and match advances of competition; the availability of capital; and the other factors described under "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus supplement, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus supplement as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus supplement should not be unduly relied upon. Such statements speak only as of the date of this prospectus supplement. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the Offering of the Trust Units. Other documents are also incorporated or deemed to be incorporated by reference into the Base Prospectus and reference should be made to the Base Prospectus for full particulars.

The following are specifically incorporated by reference in and form an integral part of the Base Prospectus and this prospectus supplement:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2007 and 2006 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2007;

(b) the unaudited comparative consolidated financial statements of the Trust and the notes thereto for the three months ended March 31, 2008 and 2007 and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2008;

(c) the annual information form of the Trust dated March 11, 2008 for the year ended December 31, 2007, amended by substituting reference to the Business Acquisition Report (as defined below) for the reference in such annual information form to a business acquisition report dated and filed on March 3, 2008 (the "**AIF**");

(d) the information circular dated March 6, 2008 relating to the Annual Meeting of unitholders of the Trust held on April 24, 2008;

(e) the material change report of the Trust dated January 16, 2008 relating to the acquisition on January 10, 2008 by AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**") of all the issued and outstanding units of Taylor NGL Limited Partnership not already held by affiliates of the Trust (the "**Taylor Acquisition**"); and

(f) the amended business acquisition report of the Trust dated March 3, 2008 and filed on SEDAR June 2, 2008 relating to the Taylor Acquisition (the "**Business Acquisition Report**").

Any documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by the Trust with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into the Base Prospectus for the purposes of this Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in the Base Prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Base Prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference into the Base Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded

shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Base Prospectus.

USE OF PROCEEDS

The net proceeds to the Trust from the Offering will be approximately $95,204,250 after deducting the Underwriters' fee of $5,010,750, before deducting expenses of the Offering. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds from the Offering will be approximately $109,484,887.50 after deducting the Underwriters' fee of $5,762,362.50, before deducting expenses of the Offering. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Trust. The net proceeds of the Offering will be used to repay indebtedness under outstanding credit facilities of the Trust and its subsidiaries, which increased as a result of the January 10, 2008 Taylor Acquisition, to fund recently announced projects at the Trust's Harmattan facility as well as for general Trust purposes. See "Relationship Between the Trust and Certain of the Underwriters".

CAPITALIZATION OF THE TRUST

There have been no material changes in the consolidated share and loan capital of the Trust from March 31, 2008 to the date of this prospectus supplement. After giving effect to the Offering, the unitholders' equity of the Trust will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Trust Units of the Trust will increase by 3,825,000 Trust Units, or 4,398,750 Trust Units in the event of the exercise in full of the Over-Allotment Option.

PRICE RANGE AND TRADING VOLUME

The Trust Units are listed and posted for trading on the TSX under the trading symbol "ALA.UN". The following table sets forth the price range for and trading volume of the Trust Units on the TSX for the period April 2007 through May 2008, as reported by such exchange.

Month and Year	High	Low	Volume
April 2007	$27.39	$24.07	2,070,483
May 2007	$27.40	$25.90	2,340,742
June 2007	$27.00	$24.99	3,388,669
July 2007	$28.75	$25.38	2,694,048
August 2007	$28.49	$26.00	2,186,613
September 2007	$28.25	$26.12	2,008,269
October 2007	$27.32	$25.40	3,357,251
November 2007	$26.88	$24.70	3,060,105
December 2007	$26.50	$24.74	3,031,024
January 2008	$26.59	$23.15	4,144,705
February 2008	$25.55	$22.76	3,716,908
March 2008	$25.63	$23.10	4,003,513
April 2008	$25.14	$23.65	3,174,003
May 2008	$27.36	$24.03	3,166,735

DETAILS OF THE OFFERING

The Offering consists of 3,825,000 Trust Units at a price of $26.20 per Trust Unit (the "**Offering Price**") and up to an additional 573,750 Trust Units at the Offering Price if the Underwriters exercise the Over-Allotment Option in full. The Trust Units will be issued on the Offering Closing Date pursuant to

the Underwriting Agreement (as defined herein) and on the closing of the exercise of the Over-Allotment Option, if applicable. For a summary of the material attributes and characteristics of the Trust Units and certain rights attaching thereto, see "Description of Units" in the Base Prospectus.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated May 29, 2008 between the Trust, AltaGas LP #1 and the Underwriters, the Trust has agreed to sell an aggregate of 3,825,000 Trust Units to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Trust, as principal, such Trust Units on the Offering Closing Date at the Offering Price. The Underwriting Agreement provides that the Trust will pay the Underwriters a fee of $1.31 per Trust Unit issued and sold by the Trust, for an aggregate fee payable by the Trust of $5,010,750, in consideration of their services in connection with the Offering. The Underwriters' fee is payable on the Offering Closing Date.

The Trust has granted to the Underwriters the Over-Allotment Option exercisable at any time until 5:00 p.m. (Calgary time) on the 30th day following the Offering Closing Date to purchase up to an additional 573,750 Trust Units at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before expenses, will be $115,247,250, $5,762,362.50 and $109,484,887.50, respectively. The granting of the Over-Allotment Option and the distribution of the Trust Units that may be issued on the exercise of the Over-Allotment Option are also qualified under this prospectus supplement.

A purchaser who acquires Trust Units forming part of the Underwriters' over-allocation position, if applicable, acquires those Trust Units under this prospectus supplement, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering were established through negotiations between the Trust and Clarus, on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units, provided that, if the aggregate number of Trust Units not purchased is less than or equal to 5% of the aggregate number of Trust Units agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Trust Units not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Trust Units if any Trust Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AltaGas LP #1 have agreed to indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The TSX has conditionally approved the listing of the Trust Units offered by this prospectus supplement. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before August 29, 2008.

The Trust has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Trust Units or other securities convertible into, or exchangeable for, Trust Units during the period ending 90 days after the Offering Closing Date without the prior mutual consent of Clarus and Scotia, on their own behalf and on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust Units offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Trust Units acquired pursuant to the Underwriting Agreement to qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Trust Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the commencement of this offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

For a description of the constraints imposed on the ownership of Trust Units by non-residents of Canada and the mechanisms by which the level of non-resident ownership of the Trust Units is monitored and maintained, see the section entitled "Declaration of Trust and Description of Units – Limitation on Non-Resident Ownership" in the AIF.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN OF THE UNDERWRITERS

Scotia, BMO, CIBC, RBC, HSBC, NBF and TD are, directly or indirectly, subsidiaries or affiliates of certain lenders which are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of such Underwriters. As at May 1, 2008, the Trust or its subsidiaries were indebted to a syndicate of lenders, including affiliates of such Underwriters, in the approximate amount of $305.5 million under a $375 million unsecured extendible three year revolving credit facility and to a syndicate of lenders, including affiliates of such Underwriters, in the approximate amount of $100.0 million under a $250 million syndicated credit facility. In addition, the Trust or its subsidiaries were indebted under a $50 million unsecured demand revolving operating credit facility and associated letters of credit to an affiliate of one Underwriter in the approximate amount of $4.9 million and under a $75 million 364 day extendible revolving letter of credit facility to an affiliate of one Underwriter in the approximate amount of $62.8 million. These credit facilities are unsecured. The Trust and its subsidiaries are presently in compliance with the terms of such credit facilities and none of the lenders has waived a breach of the agreements

governing such credit facilities since their execution. The consolidated financial position of the Trust has not changed materially since the indebtedness under such credit facilities was incurred. None of the lenders were involved in the decision to offer the Trust Units or were involved in the determination of the terms of the distribution of the Trust Units. As a consequence of the sale of the Trust Units, each of the Underwriters will receive a fee in respect of Trust Units sold through such Underwriter and the lenders may receive a portion of the proceeds from the Trust as a repayment of outstanding indebtedness. See "Use of Proceeds".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to a subscriber who acquires Trust Units pursuant to the Offering and who at all relevant times, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have their Trust Units, and all other "Canadian securities" owned by them in the taxation year for which the election is made or in any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Any holder considering making such election should first consult their own tax advisor.

This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of the Canada Revenue Agency ("**CRA**"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Trust Units, and no representations concerning the tax consequences to any particular prospective purchaser are made. Consequently, prospective purchasers of Trust Units should consult their own tax advisors with respect to an investment in Trust Units having regard to their particular circumstances.

Status of the Trust

Mutual Fund Trust

Based upon representations made by the Trust, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by the Trust that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

SIFT Rules

On October 31, 2006, Finance announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals.

The SIFT Rules apply to trusts (a) that are resident in Canada for purposes of the Tax Act, (b) that hold one or more "non-portfolio properties", and (c) the units of which are listed or traded on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust"). In the case of a trust that would have been a SIFT trust on October 31, 2006 had that definition been in force and applied to the trust as of that date, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust does not exceed "normal growth" before then in accordance with the Guidelines.

The Trust would be a "SIFT trust" under the SIFT Rules. Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate, and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation. The properties owned by the Trust would constitute "non-portfolio properties" under the SIFT Rules, with the result that all or substantially all of the Trust's income would be subject to the new tax.

Currently, the SIFT Rules provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011, and 15% in 2012) plus the provincial SIFT tax factor (which is set at a fixed rate of 13%), for a combined tax rate of 29.5% in 2011 and 28% in 2012.

On March 14, 2008, draft legislation (the "**Provincial SIFT Tax Proposal**") received its first reading in the House of Commons, that would have the effect of basing the provincial component of the tax on the general provincial corporate income tax rate in each province in which the Trust has a permanent establishment, rather than a fixed rate of 13%. For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used.

Counsel have been advised by the Trust that under the Provincial SIFT Tax Proposal substantially all of the provincial component of the tax that would apply to the Trust would be equal to the general provincial corporate income tax rate in Alberta, which currently is 10% and which therefore, barring any change in such rate or in the relative proportion of taxable income earned by the Trust in each province, will result in an effective tax rate of approximately 26.5% in 2011 and approximately 25% in 2012. There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed or that the circumstances of the Trust will not change in a manner that causes the provincial SIFT tax rate

applicable to the Trust in 2011 and subsequent taxation years to be based in larger part on the provincial corporate income tax rates of provinces other than Alberta.

As noted, the SIFT Rules are not expected to take effect, generally, until 2011. However, the Trust could become subject to the SIFT Rules sooner than 2011 if it experiences growth other than "normal growth" before then. Under the Guidelines, a SIFT trust will be considered to have experienced only "normal growth" if its issuances of new equity, which includes trust units and debt convertible into trust units, do not exceed certain thresholds measured by reference to the SIFT trust's market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust's publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for units. The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010. These thresholds (except the $50 million minimums) are cumulative. The Trust has advised Counsel that the Trust's market capitalization, determined in accordance with the Guidelines, as of October 31, 2006 was approximately $1.5 billion. The Trust has further advised Counsel that as of the end of 2007 it had not exceeded its permitted normal growth threshold for the period from October 31, 2006 to December 31, 2007 and that the offering of Trust Units pursuant to this prospectus supplement (including the Over-Allotment Option) will not, in and of itself, cause the Trust to exceed its permitted cumulative normal growth threshold for the period from October 31, 2006 to December 31, 2008.

It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until January 1, 2011. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust generally is required to include in its income for each taxation year all net taxable capital gains realized by it (or designated to it by AltaGas Holding Trust) in the year, all dividends received by it (or designated to it by AltaGas Holding Trust) in the year, all interest that accrues to it to the end of the year, and the income of AltaGas Holding Trust that is paid or becomes payable to it in the year. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the Offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

Subject to the SIFT Rules, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be January 1, 2011, provided the Trust does not exceed "normal growth" before then), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries

on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real or resource properties if the total fair market value of such properties is greater than 50% of the "equity value" (within the meaning of the SIFT Rules) of the SIFT trust itself, (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) investments in a subject entity that have a fair market value greater than 10% of the subject entity's "equity value" (within the meaning of the SIFT Rules) or a subject entity where the SIFT trust holds securities of it or its affiliates that have a total fair market value greater than 50% of the "equity value" (within the meaning of the SIFT Rules) of the SIFT trust. A subject entity includes a corporation resident in Canada, a trust resident in Canada, and a Canadian resident partnership. It is expected that the investments by the Trust in its material subsidiaries will be "non-portfolio properties" for this purpose. Income which a SIFT trust is unable to deduct will be taxed in the SIFT trust at a rate of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Subject to the SIFT Rules, a Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or becomes payable to the Unitholder in that taxation year. Income of a Unitholder from the Trust Units will generally be considered to be income from property. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder. Any loss of the Trust cannot be allocated to or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be January 1, 2011, provided the Trust does not exceed "normal growth" before then), distributions of income from the Trust will generally be deemed to be received by the Unitholder as taxable dividends from a taxable Canadian corporation. Under the SIFT Rules, such dividends deemed to be paid by the Trust will be deemed to be "eligible dividends" and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will generally be eligible for the full dividends received deduction and potentially subject to a 33⅓% refundable tax under Part IV of the Tax Act.

Under the Trust's declaration of trust, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness. Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to the Unitholder in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base of a Trust Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Trust Units to the Unitholder.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash or notes of AltaGas Holding Trust ("redemption notes"), as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such redemption notes, less any portion thereof that is considered to be a distribution out of the income of the Trust. A redeeming Unitholder will consequently realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Trust Units so redeemed and any reasonable costs associated with the redemption. The receipt of redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of redemption notes generally will be required to include in income for a taxation year interest that is received or receivable in the taxation year, or that accrues to the end of the taxation year (depending on the status of the Unitholder as an individual, corporation or trust), on the redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of redemption notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving redemption notes on a redemption.

Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident Unitholder**").

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder's jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

If more than 50% of the fair market value of a Trust Unit is attributable to real property situated in Canada, all other distributions by the Trust to a Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 15%. Where such additional amounts have been (or will be) withheld, and the Non-Resident Unitholder sustains a capital loss on a disposition of Trust Units (or other property that qualifies as a "Canadian property mutual fund investment" within the meaning of the Tax Act) such loss may be utilized to reduce the Non-Resident Unitholder's liability for such additional withholdings, or obtain a refund of same, in limited circumstances as provided in the Tax Act. The Trust has advised Counsel that it has withheld, and will continue to withhold, 15% of all such other distributions to Non-Resident Unitholders.

Pursuant to the SIFT Rules, amounts in respect of Trust income payable to a Non-Resident Unitholder that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Non-Resident Unitholder. Under existing law, dividends paid to a Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividends.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Unitholder provided the Trust Units are not "taxable Canadian property" of the Non-Resident Unitholder for the purposes of the Tax Act at the time of the disposition or deemed disposition. Trust Units generally will not be taxable Canadian property to a Non-Resident Unitholder at the time of disposition unless (a) at any time during the 60 month period immediately preceding the disposition the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act), or any combination thereof, owned 25% or more of the issued Trust Units; or (b) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited to a Non-Resident Unitholder on notes of AltaGas Holding Trust that are received by the Non-Resident Unitholder on a redemption of Trust Units generally will not be subject to Canadian withholding tax.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided that on the Offering Closing Date the Trust qualifies as a "mutual fund trust" within the meaning of the Tax Act or the Trust Units are listed on a designated stock exchange (which includes the TSX), the Trust Units will, on the Offering Closing Date, be qualified investments as at such date under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans and deferred profit sharing plans.

RISK FACTORS

Prospective purchasers of Trust Units should consider carefully the risk factors contained in and incorporated by reference in the Base Prospectus.

Discussions of certain risks affecting the Trust in connection with its business are provided in the Trust's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the Base Prospectus.

INTEREST OF EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and the auditors of Taylor NGL Limited Partnership were KPMG LLP, Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9. Ernst & Young LLP is independent of the Trust and KPMG LLP was independent of Taylor in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Trust Units will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As at the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units of the Trust.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONSENT OF ERNST & YOUNG LLP

We have read the short form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated August 8, 2007, as supplemented by the prospectus supplement dated June 2, 2008, relating to the offering of 3,825,000 Trust Units (up to 4,398,750 Trust Units if the underwriters' over-allotment option is exercised) (collectively the "**Prospectus**") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated February 26, 2008.

Calgary, Canada,
June 2, 2008

Ernst & Young LLP
Chartered Accountants

CONSENT OF KPMG LLP

We have read the short form base shelf prospectus dated August 8, 2007 of AltaGas Income Trust and the prospectus supplement thereto dated June 2, 2008, relating to the offering of 3,825,000 Trust Units. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form base shelf prospectus, through incorporation by reference of the amended business acquisition report of AltaGas Income Trust dated March 3, 2008, of our report to the board of directors of Taylor Gas Liquids Ltd., as general partner of Taylor NGL Limited Partnership (the "**Partnership**") on the consolidated balance sheets of the Partnership as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated February 5, 2008.

Calgary, Canada,
June 2, 2008

KPMG LLP
Chartered Accountants

CERTIFICATE OF THE UNDERWRITERS

Dated: June 2, 2008

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

CLARUS SECURITIES INC.	**SCOTIA CAPITAL INC.**
By: (signed) Rod Campbell	By: (signed) David A. Potter

BMO NESBITT BURNS INC.	**CIBC WORLD MARKETS INC.**	**RBC DOMINION SECURITIES INC.**
By: (signed) Kevin A. Everingham	By: (signed) Timothy W. Watson	By: (signed) Derek Neldner
HSBC SECURITIES (CANADA) INC.	**NATIONAL BANK FINANCIAL INC.**	**TD SECURITIES INC.**
By: (signed) Rod A. McIsaac	By: (signed) Iain Watson	By: (signed) Alec W.G. Clark

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction.

Les titres décrits dans le présent supplément de prospectus, avec le prospectus préalable de base simplifié daté du 8 août 2007 auquel il se rapporte, en sa version modifiée ou complétée, et chaque document intégré ou réputé intégré par renvoi dans le prospectus préalable de base simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.

Les titres n'ont pas été ni ne seront inscrits en vertu de la Securities Act of 1933 *des États-Unis, dans sa version modifiée (la « **Loi de 1933** »), ou d'une loi sur les valeurs mobilières étatique. Par conséquent, ces titres ne peuvent être offerts ou vendus aux États-Unis d'Amérique à moins qu'ils ne soient inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières étatiques applicables ou qu'une dispense de cette inscription puisse être obtenue. Le présent supplément de prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

L'information intégrée par renvoi dans le présent supplément de prospectus provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans les présentes sur demande adressée au vice-président, chef du contentieux et secrétaire d'AltaGas General Partner Inc., au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575 ou, sous forme électronique, sur le site www.sedar.com.

SUPPLÉMENT DE PROSPECTUS
au prospectus préalable de base simplifié daté du 8 août 2007

<u>*Nouvelle émission*</u> Le 2 juin 2008

AltaGas

ALTAGAS INCOME TRUST
100 215 000 $
3 825 000 parts de fiducie

AltaGas Income Trust (la « **Fiducie** ») vise le placement (le « **placement** ») de 3 825 000 parts de fiducie (les « **parts de fiducie** ») de la Fiducie. Voir « Détails du placement » et « Mode de placement ».

Prix : 26,20 $ par part de fiducie

	Prix d'offre	Rémunération des preneurs fermes[1]	Produit net revenant à la Fiducie[1]
Par part de fiducie	26,20 $	1,31 $	24,89 $
Total[2]	100 215 000 $	5 010 750 $	95 204 250 $

(1) Avant la déduction des frais estimatifs du placement d'environ 500 000 $. Les frais du placement et la rémunération des preneurs fermes seront payés à même les fonds généraux de la Fiducie.

(2) La Fiducie a octroyé aux preneurs fermes l'option de surallocation (l'« **option de surallocation** »), qui peut être exercée à tout moment jusqu'à 17 h (heure de Calgary) le 30e jour suivant la date de clôture du placement afin d'acheter un maximum de 573 750 parts de fiducie selon les mêmes conditions susmentionnées. Si l'option de surallocation est exercée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net revenant à la Fiducie, avant les frais du placement, s'établiront respectivement à 115 247 250 $, 5 762 362,50 $ et 109 484 887,50 $. Voir « Mode de placement ». Les souscripteurs de parts de fiducie comprises dans la position de surallocation des preneurs fermes, le cas échéant, acquièrent ces parts de fiducie en vertu du présent supplément de prospectus, que la position des preneurs fermes soit ou non couverte par l'exercice de l'option de surallocation ou par des acquisitions sur le marché secondaire. Le présent supplément de prospectus vise également l'octroi de l'option de surallocation ainsi que le placement des parts de fiducie pouvant être émises à l'exercice de cette option.

Position des preneurs fermes	Valeur ou nombre maximums de titres disponibles	Période d'exercice	Prix d'exercice
Option de surallocation................................	573 750	30 jours de la date de clôture du placement	26,20 $ par part de fiducie

Les parts de fiducie émises et en circulation sont inscrites à la cote de la Bourse de Toronto (la « **TSX** ») sous le symbole « ALA.UN ». Le 28 mai 2008, le cours de clôture des parts de fiducie s'établissait à 26,76 $. La TSX a approuvé sous condition l'inscription à sa cote des parts de fiducie visées par le présent supplément de prospectus. L'inscription à la cote est subordonnée à l'obligation, pour la Fiducie, de remplir toutes les exigences d'inscription de la TSX au plus tard le 29 août 2008.

Clarus Securities Inc. (« **Clarus** »), Scotia Capitaux inc. (« **Scotia** »), BMO Nesbitt Burns Inc. (« **BMO** »), Marchés mondiaux CIBC inc. (« **CIBC** »), RBC Dominion valeurs mobilières Inc. (« **RBC** »), Valeurs mobilières HSBC (Canada) Inc. (« **HSBC** »), Financière Banque Nationale Inc. (« **FBN** »), et Valeurs mobilières TD Inc. (« **TD** ») (collectivement, les « **preneurs fermes** »), agissant pour leur propre compte, offrent conditionnellement les parts de fiducie sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., pour le compte des preneurs fermes. Les souscriptions seront reçues sous réserve de leur rejet ou de leur attribution en totalité ou en partie, et les preneurs fermes se réservent le droit de clore les registres de souscription à tout moment sans préavis. À l'heure actuelle, il est prévu que la date de clôture du placement (la « **date de clôture du placement** ») tombera vers le 10 juin 2008, ou à une date ultérieure dont la Fiducie et les preneurs fermes peuvent convenir mais, quoi qu'il en soit, au plus tard le 24 juin 2008. Voir « Détails du placement ».

Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, effectuer des surallocations ou réaliser des opérations qui visent à stabiliser ou à maintenir le cours des parts de fiducie à un niveau autre que celui qui se serait formé sur le marché libre. Voir « Mode de placement ».

Le rendement d'un placement dans les parts de fiducie n'est pas comparable au rendement d'un placement dans des titres à revenu fixe. Le recouvrement d'un placement initial dans des parts de fiducie est à risque et le remboursement prévu de ce placement est tributaire de plusieurs hypothèses liées au rendement. Bien que la Fiducie prévoie verser des distributions d'encaisse aux porteurs de parts de fiducie (les « **porteurs de parts** »), celles-ci ne sont pas garanties et peuvent être diminuées ou interrompues. Le montant réellement distribué sera tributaire d'un bon nombre de facteurs, y compris le rendement financier des filiales de la Fiducie, de l'incidence des taux d'intérêt, des tarifs de l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de roulement et des besoins en capitaux futurs. De plus, le cours des parts de fiducie peut diminuer si le montant de nos distributions d'encaisse baisse dans le futur, et cette diminution peut être importante.

Il est important pour un investisseur de tenir compte des facteurs de risque particuliers susceptibles de toucher l'industrie dans laquelle il investit et, par conséquent, d'affecter la stabilité des distributions qu'il reçoit. Voir « Facteurs de risque » dans le présent supplément de prospectus et dans le prospectus préalable de base de la Fiducie daté du 8 août 2007 (le « **prospectus de base** ») auquel il se rapporte.

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition pourrait changer au fil du temps et, ainsi, avoir une incidence sur le rendement après impôt d'un investisseur. Le 31 octobre 2006, le ministère des Finances (Canada) (le « **ministère** ») a annoncé

des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comprenait des dispositions législatives visant à mettre en œuvre ces modifications proposées (collectivement, les « **règles relatives aux EIPD** ») et les précisions concernant la « croissance normale » publiées par le ministère le 15 décembre 2006 dans les lignes directrices (les « **lignes directrices** »), intégrées aux règles relatives aux EIPD par renvoi. Sous réserve des règles relatives aux EIPD, les rendements du capital sont généralement imposés à titre de revenu ordinaire entre les mains d'un porteur de parts qui est un résident du Canada aux fins de la LIR (définie aux présentes). Conformément aux règles relatives aux EIPD, à compter du 1er janvier 2011 (pourvu que la Fiducie ne dépasse pas une « croissance normale » avant cette date), certaines distributions faites par la Fiducie qui auraient sinon été imposées à titre de revenu ordinaire seront généralement traitées comme des dividendes en plus d'être assujetties à un impôt au taux imposé aux sociétés au niveau de la Fiducie. Les remboursements de capital font (et, conformément aux règles relatives aux EIPD, continueront de faire) généralement l'objet d'un report d'impôts pour les porteurs de parts qui sont des résidents du Canada aux fins de la LIR (et réduisent le prix de base rajusté des parts de fiducie pour le porteur de parts aux fins de la LIR). Les distributions de revenu ou de capital pour un porteur de parts qui n'est pas résident du Canada pour l'application de la LIR ou pour une société de personnes qui n'est pas une « société de personnes canadienne » pour l'application de la LIR seront généralement assujetties à une retenue d'impôt canadien. Les acquéreurs éventuels devraient consulter leurs propres conseillers fiscaux pour connaître les incidences fiscales canadiennes applicables à leur situation particulière. Voir « Facteurs de risque » et « Certaines incidences fiscales fédérales canadiennes ».

Scotia, BMO, CIBC, RBC, HSBC, FBN et TD sont, directement ou indirectement, des filiales ou des membres du groupe des prêteurs qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ces preneurs fermes aux fins des règlements sur les valeurs mobilières dans certaines provinces du Canada. Le produit net provenant du présent placement peut servir à réduire la dette de la Fiducie envers ces prêteurs. Voir « Liens entre la Fiducie et certains preneurs fermes » et « Emploi du produit ».

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. Par ailleurs, la Fiducie n'est pas une société de fiducie, si bien qu'elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent supplément de prospectus contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans le présent supplément de prospectus, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. En particulier, le présent supplément de prospectus peut contenir des énoncés prospectifs ayant trait à ce qui suit : le montant et le moment des distributions à l'égard des parts de fiducie; le traitement aux termes des lois fiscales applicables; les attentes à l'égard de la capacité de maintenir une position concurrentielle; les attentes à l'égard de la capacité de réunir des capitaux; le traitement aux termes des régimes de réglementation gouvernementaux; les prix des marchandises. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses, notamment la conjoncture économique générale au Canada et aux États-Unis; les conditions de l'industrie; la réglementation gouvernementale; la volatilité du prix des marchandises; les fluctuations monétaires; les risques environnementaux; la concurrence; la non-disponibilité de membres du personnel ou de la direction compétents; la capacité d'intégrer les progrès technologiques et de suivre les progrès de la concurrence; la disponibilité des capitaux; les autres facteurs décrits à la rubrique « Facteurs de risque ». De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent supplément de prospectus, notamment ceux énoncés précédemment. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent supplément de prospectus tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent supplément de prospectus tels qu'ils sont prévus ou estimés. Ces énoncés ne se rapportent qu'à la date du présent supplément de prospectus. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

DOCUMENTS INTÉGRÉS PAR RENVOI

Le présent supplément de prospectus est réputé intégré par renvoi au prospectus de base qui l'accompagne uniquement aux fins du placement des parts de fiducie. D'autres documents sont également intégrés ou réputés intégrés par renvoi au prospectus de base et il y a lieu de se reporter à l'information détaillée du prospectus de base.

Les documents ci-après sont expressément intégrés au prospectus de base et au présent supplément de prospectus par renvoi et en font partie intégrante :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2007 et 2006, de même que le rapport des vérificateurs connexe, et le rapport de gestion pour l'exercice terminé le 31 décembre 2007;

b) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les trimestres terminés les 31 mars 2008 et 2007 et le rapport de gestion pour le trimestre terminé le 31 mars 2008;

c) la notice annuelle de la Fiducie datée du 11 mars 2008 pour l'exercice terminé le 31 décembre 2007, modifiée par le remplacement des renvois à la déclaration d'acquisition d'entreprise (définie ci-après) par les renvois dans la notice annuelle relative à la déclaration d'acquisition d'entreprise datée du 3 mars 2008 et déposée à cette date (la « **notice annuelle** »);

d) la circulaire d'information de la direction datée du 6 mars 2008 et relative à l'assemblée annuelle des porteurs de parts de la Fiducie tenue le 24 avril 2008;

e) la déclaration de changement important de la Fiducie datée du 16 janvier 2008 et relative à l'acquisition, le 10 janvier 2008, par AltaGas Holding Limited Partnership No. 1 (« **AltaGas L.P. No. 1** ») de la totalité des parts émises et en circulation de Taylor NGL Limited Partnership qui n'étaient pas déjà détenues par des membres du groupe de la Fiducie (l' « **acquisition de Taylor** »);

f) la déclaration d'acquisition d'entreprise modifiée de la Fiducie datée du 3 mars 2008 et déposée sur SEDAR le 2 juin 2008 et relative à l'acquisition de Taylor (la « **déclaration d'acquisition d'entreprise** »).

Tout document du type susmentionné (à l'exclusion des déclarations de changement important confidentielles) et toute déclaration d'acquisition d'entreprise déposée par la suite par la Fiducie auprès des autorités de réglementation en valeurs mobilières du Canada après la date du présent supplément de prospectus et avant la fin du placement seront réputés intégrés par renvoi dans le présent prospectus de base aux fins du présent placement. On pourra consulter ces documents sur Internet sur SEDAR à l'adresse www.sedar.com.

Toute information contenue dans le prospectus de base, dans le présent supplément de prospectus ou dans un autre document (ou partie de document) intégré ou réputé intégré par renvoi au prospectus de base est réputée modifiée ou remplacée, dans le présent supplément de prospectus, dans la mesure où elle est modifiée ou remplacée par une autre information contenue dans les présentes ou dans un autre document (ou partie de document) ultérieurement déposé, également intégré ou réputé intégré par renvoi au prospectus de base. Il n'est pas nécessaire que la nouvelle information indique qu'elle en modifie ou remplace une autre, ni qu'elle comporte quelque

autre élément d'information figurant dans le document qu'elle modifie ou remplace. L'information modifiée ou remplacée sera réputée faire partie du présent supplément de prospectus ou du prospectus de base uniquement sous sa forme ainsi modifiée ou remplacée.

EMPLOI DU PRODUIT

Le produit net du placement revenant à la Fiducie s'élèvera à environ 95 204 250 $, déduction faite de la rémunération des preneurs fermes de 5 010 750 $, mais compte non tenu des frais du placement. Si les preneurs fermes exercent intégralement l'option de surallocation, le produit net tiré du placement s'élèvera à environ 109 484 887,50 $, compte tenu de la rémunération des preneurs fermes de 5 762 362,50 $, mais compte non tenu des frais du placement. Les frais du placement et la rémunération des preneurs fermes seront payés à même les fonds généraux de la Fiducie. Le produit net du placement servira au remboursement de la dette aux termes des facilités de crédit impayées de la Fiducie et de ses filiales, qui a augmenté en raison de l'acquisition de Taylor réalisée le 10 janvier 2008, au financement de projets récemment annoncés au complexe Harmattan de la Fiducie et aux besoins généraux de l'entreprise. Voir « Liens entre la Fiducie et certains preneurs fermes ».

STRUCTURE DU CAPITAL DE LA FIDUCIE

La structure du capital-actions et du capital d'emprunt consolidés de la Fiducie n'a subi aucun changement important depuis le 31 mars 2008 jusqu'à la date du présent supplément de prospectus. Compte tenu du présent placement, les capitaux propres de la Fiducie augmenteront d'un montant égal au produit net tiré du présent placement, et le nombre de parts de fiducie émises et en circulation de la Fiducie sera accru de 3 825 000 parts de fiducie ou 4 398 750 parts de fiducie dans l'éventualité où l'option de surallocation est exercée intégralement.

FOURCHETTE DES COURS DES PARTS DE FIDUCIE ET VOLUME DES OPÉRATIONS SUR CELLES-CI

Les parts de fiducie sont inscrites à la cote de la TSX sous le symbole « ALA.UN ». Le tableau qui suit présente la fourchette des cours des parts de fiducie et le volume des opérations sur celles-ci à la TSX d'avril 2007 à mai 2008, tels qu'ils sont déclarés par cette bourse.

Mois et année	Haut	Bas	Volume
Avril 2007	27,39 $	24,07 $	2 070 483
Mai 2007	27,40 $	25,90 $	2 340 742
Juin 2007	27,00 $	24,99 $	3 388 669
Juillet 2007	28,75 $	25,38 $	2 694 048
Août 2007	28,49 $	26,00 $	2 186 613
Septembre 2007	28,25 $	26,12 $	2 008 269
Octobre 2007	27,32 $	25,40 $	3 357 251
Novembre 2007	26,88 $	24,70 $	3 060 105
Décembre 2007	26,50 $	24,74 $	3 031 024
Janvier 2008	26,59 $	23,15 $	4 144 705
Février 2008	25,55 $	22,76 $	3 716 908
Mars 2008	25,63 $	23,10 $	4 003 513
Avril 2008	25,14 $	23,65 $	3 174 003
Mai 2008	27,36 $	24,03 $	3 166 735

DÉTAILS DU PLACEMENT

Le placement comprend 3 825 000 parts de fiducie au prix de 26,20 $ chacune (le « **prix d'offre** ») et jusqu'à 573 750 parts de fiducie supplémentaires au prix d'offre advenant l'exercice intégral de l'option de surallocation par les preneurs fermes. Les parts de fiducie seront émises à la date de clôture du placement aux termes de la convention de prise ferme (définie aux présentes) et à la fin de l'exercice de l'option de surallocation, le cas échéant. Voir « Description des parts » dans le prospectus de base pour obtenir un résumé des caractéristiques importantes des parts de fiducie.

MODE DE PLACEMENT

Aux termes d'une convention de prise ferme (la « **convention de prise ferme** ») datée du 29 mai 2008 et conclue par la Fiducie, AltaGas L.P. No. 1 et les preneurs fermes, la Fiducie a convenu de vendre un total de 3 825 000 parts de fiducie aux preneurs fermes, et ceux-ci ont individuellement (et non conjointement ou solidairement) convenu d'acheter à la Fiducie, pour leur compte, ces parts de fiducie à la date de clôture du placement et au prix d'offre. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 1,31 $ la part de fiducie émise et vendue par celle-ci, pour une rémunération totale de 5 010 750 $ payable par la Fiducie à titre de contrepartie pour les services rendus par les preneurs fermes dans le cadre du placement. La rémunération des preneurs fermes est payable à la date de clôture du placement.

La Fiducie a octroyé aux preneurs fermes l'option de surallocation pouvant être exercée à tout moment avant 17 h (heure de Calgary) le 30e jour suivant la date de clôture du placement et visant l'achat de 573 750 parts de fiducie additionnelles au prix d'offre. Si l'option de surallocation est exercée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net revenant à la Fiducie, compte non tenu des frais, s'élèveront respectivement à 115 247 250 $, à 5 762 362,50 $ et à 109 484 887,50 $. Le présent supplément de prospectus vise également l'octroi de l'option de surallocation et le placement des parts de fiducie pouvant être émises à l'exercice de celle-ci.

Les souscripteurs de parts de fiducie comprises dans la position de surallocation des preneurs fermes, le cas échéant, acquièrent ces parts de fiducie en vertu du présent supplément de prospectus, que la position des preneurs fermes soit ou non couverte par l'exercice de l'option de surallocation ou par des acquisitions sur le marché secondaire.

Les modalités du placement ont été établies par voie de négociations entre la Fiducie et Clarus, pour son propre compte et pour le compte des autres preneurs fermes.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles (et non conjointes ou solidaires) et les preneurs fermes peuvent à leur gré y mettre fin à la survenance de certains événements précis. Si l'un des preneurs fermes n'achète pas les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, sans y être tenus, les acheter; toutefois, si le nombre total de parts de fiducie qui n'ont pas été achetées représente au plus 5 % du nombre total de parts de fiducie que les preneurs fermes ont convenu d'acheter, chacun des autres preneurs fermes sera alors tenu individuellement d'acheter les parts de fiducie qui n'auront pas été prises en livraison, au prorata ou d'une autre façon dont ils auront convenu entre eux. Toutefois, les preneurs fermes sont tenus de prendre livraison de toutes les parts de fiducie qui sont achetées aux termes de la convention de prise ferme et de les régler. La convention de prise ferme prévoit également que la Fiducie et AltaGas L.P. No 1 ont convenu d'indemniser les preneurs fermes ainsi que leurs administrateurs, dirigeants, actionnaires, mandataires et employés respectifs de certaines responsabilités et de certains frais.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les attribuer en totalité ou en partie ainsi que du droit de clore les registres de souscription en tout temps, sans préavis.

La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent supplément de prospectus. Cette inscription aura pour condition que la Fiducie remplisse toutes les exigences d'inscription de la TSX au plus tard le 29 août 2008.

La Fiducie a convenu, sous réserve de certaines exceptions, de ne pas émettre ni accepter d'émettre des parts de fiducie ou d'autres titres convertibles en parts de fiducie pendant la période se terminant 90 jours après la date de clôture du placement sans avoir préalablement obtenu le consentement mutuel de Clarus et de Scotia, pour leur compte et pour le compte des preneurs fermes, lequel ne sera pas refusé de manière déraisonnable.

Conformément aux instructions générales de certaines autorités de réglementation, les preneurs fermes ne peuvent pas, pendant la durée du placement, offrir d'acheter ou acheter des parts de fiducie. Cependant, les instructions générales autorisent certaines exceptions aux interdictions précitées. Les preneurs fermes ne peuvent se prévaloir de ces exceptions qu'à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou d'en faire monter le cours. Ces exceptions comprennent une offre d'achat ou un achat permis en vertu des Règles universelles d'intégrité du marché de Services de réglementation du marché inc. qui ont trait aux activités de stabilisation et de maintien passif du marché et une offre d'achat ou un achat fait pour un client ou en son nom lorsque l'ordre n'a pas été sollicité pendant la durée du placement. Conformément à la première exception susmentionnée, dans le cadre du placement, les preneurs fermes peuvent effectuer des attributions excédentaires ou réaliser des opérations qui visent à stabiliser ou à maintenir le cours des parts de fiducie à un niveau autre que celui que se serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

Les parts de fiducie offertes aux présentes ne sont ni ne seront inscrites aux termes de la Loi de 1933 ou de toute autre loi sur les valeurs mobilières étatique et, par conséquent, elles ne peuvent être offertes ou vendues aux États-Unis d'Amérique, sauf dans le cadre d'opérations exonérées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières étatiques applicables. Toutefois, la convention de prise ferme permet aux preneurs fermes de placer et de revendre les parts de fiducie acquises conformément à ses modalités à des acheteurs institutionnels admissibles (au sens de la *Rule 144A* prise en application de la Loi de 1933) situés aux États-Unis, à la condition que ces opérations soient effectuées conformément à la *Rule 144A* prise en application de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes peuvent placer et vendre les parts de fiducie à l'extérieur des États-Unis uniquement si ces opérations sont réalisées conformément au *Regulation S* de la Loi de 1933. De plus, jusqu'à ce qu'il se soit écoulé 40 jours après le début du présent placement, toute offre ou vente des parts de fiducie offertes par les présentes par un courtier aux États-Unis (qu'il participe ou non au placement) pourrait enfreindre les exigences d'inscription de la Loi de 1933 si cette offre ou cette vente n'est pas faite conformément à la *Rule 144A* prise en application de la Loi de 1933.

Pour consulter la description des restrictions qui sont imposées à la propriété des parts de fiducie par des non-résidents du Canada et des mécanismes servant à surveiller et à maintenir le niveau de propriété de parts de fiducie par des non-résidents, voir la rubrique « Déclaration de fiducie et description des parts - Limites à la propriété par des non-résidents » de la notice annuelle.

LIENS ENTRE LA FIDUCIE ET CERTAINS PRENEURS FERMES

Scotia, BMO, CIBC, RBC, HSBC, FBN et TD sont, directement ou indirectement, des filiales ou des membres du groupe de certains prêteurs de la Fiducie ou de ses filiales. Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes. Au 1er mai 2008, la Fiducie ou ses filiales devaient à un syndicat de prêteurs, incluant des membres du groupe de ces preneurs fermes, environ 305,5 millions de dollars aux termes d'une facilité de crédit renouvelable prorogeable non garantie d'une durée de trois ans de 375 millions de dollars, ainsi qu'environ 100,0 millions de dollars aux termes d'une facilité de crédit syndiquée de 250 millions de dollars. En outre, la Fiducie ou ses filiales devaient à un prêteur membre du groupe d'un preneur ferme environ 4,9 millions de dollars aux termes d'une facilité de crédit d'exploitation renouvelable à vue non garantie de 50 millions de dollars et de lettres de crédit connexes ainsi qu'environ 62,8 millions de dollars aux termes d'une facilité de lettres de crédit renouvelable prorogeable d'une durée de 364 jours de 75 millions de dollars. Ces facilités de crédit ne sont pas garanties et la Fiducie et ses filiales en respectent actuellement les modalités. De plus, aucun des prêteurs n'a renoncé à un manquement aux conventions régissant ces facilités de crédit depuis leur signature. La position financière consolidée de la Fiducie n'a pas beaucoup changé depuis que les dettes aux termes de ces facilités de crédit ont été engagées. Aucun des prêteurs n'a pris part à la décision d'offrir les parts de fiducie ou à l'établissement des modalités de leur placement. À la vente des parts de fiducie, chaque preneur ferme touchera une commission à l'égard des parts de fiducie vendues par son entremise, et les prêteurs pourront recevoir de la Fiducie une tranche du produit de la vente en remboursement de la dette en cours. Voir « Mode de placement ».

CERTAINES INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. (collectivement, les « **conseillers juridiques** »), le texte qui suit résume fidèlement les principales incidences fiscales fédérales canadiennes, en vertu de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») généralement applicables au souscripteur qui fait l'acquisition de parts de fiducie dans le cadre du placement et qui, à tous les moments pertinents, aux fins de la LIR, détient les parts de fiducie à titre d'immobilisations, n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes et n'est pas affilié à la Fiducie. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certains porteurs qui résident au Canada et pour qui les parts de fiducie ne constituent pas par ailleurs des immobilisations peuvent choisir, dans certains cas, de faire traiter leurs parts de fiducie et les autres « titres canadiens » qu'ils détiennent au cours de l'année d'imposition pendant laquelle ils font ce choix ou au cours d'une année d'imposition ultérieure comme des immobilisations en faisant le choix irrévocable prévu au paragraphe 39(4) de la LIR. Les porteurs qui considèrent faire ce choix devraient d'abord consulter leurs conseillers fiscaux.

Le présent résumé ne s'applique pas (i) au porteur qui est une « institution financière », au sens de la LIR, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la LIR ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la LIR. Un tel porteur devrait consulter son conseiller fiscal avant d'investir dans les parts de fiducie.

Le présent résumé est fondé sur les dispositions de la LIR en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux politiques administratives actuelles de l'Agence du revenu du Canada (l'« **ARC** »). Sauf pour ce qui est des propositions expresses visant à modifier la LIR qui ont été annoncées publiquement par le ministre des Finances avant la date des présentes, le

présent résumé ne tient pas compte ni ne prévoit de modifications à la LIR, que ce soit par voie législative, réglementaire ou judiciaire, ni de modifications aux pratiques administratives ou de cotisation de l'ARC. Le présent résumé n'aborde pas toutes les incidences fiscales fédérales canadiennes possibles et ne tient pas compte des incidences fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de parts de fiducie. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

Le présent résumé est de nature générale seulement. Il ne se veut pas un avis d'ordre juridique ou fiscal à l'égard d'un souscripteur éventuel de parts de fiducie et ne doit pas être considéré comme tel. Aucune déclaration n'est faite au sujet des incidences fiscales pour un souscripteur éventuel en particulier. Par conséquent, les souscripteurs de parts de fiducie éventuels devraient consulter leur conseiller fiscal en ce qui a trait à un investissement dans les parts de fiducie à la lumière de leur situation particulière.

Statut de la Fiducie

Fiducie de fonds commun de placement

Selon des déclarations faites par la Fiducie, de l'avis des conseillers juridiques, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » au sens de la LIR, et le présent résumé présume qu'elle le demeurera. La Fiducie a informé les conseillers juridiques qu'elle prévoyait continuer de remplir les critères d'admissibilité à titre de fiducie de fonds commun de placement pendant toute son existence. Dans le cas contraire, les incidences fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites dans les présentes.

Règles relatives aux EIPD

Le 31 octobre 2006, le ministère a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Le projet de loi C-52, qui a reçu la sanction royale le 22 juin 2007, comprenait des dispositions législatives visant à mettre en œuvre ces modifications proposées.

Les règles relatives aux EIPD s'appliquent aux fiducies a) qui sont résidentes du Canada aux fins de la LIR, b) qui détiennent un ou plusieurs « biens hors portefeuille » et c) dont les parts sont inscrites ou négociées à la cote d'une bourse ou d'un autre marché public (une « fiducie intermédiaire de placement déterminé » ou « fiducie EIPD »). Dans le cas d'une fiducie qui aurait été une fiducie EIPD le 31 octobre 2006 si cette définition avait été en vigueur et s'était appliquée à la fiducie à cette date, les règles relatives aux EIPD ne prendront généralement effet qu'au 1er janvier 2011, à la condition que la fiducie ne connaisse qu'une « croissance normale » avant cette date, conformément aux directives.

La Fiducie serait une « fiducie EIPD » aux termes des règles relatives aux EIPD. Aux termes de celles-ci, une fiducie EIPD sera assujettie à l'impôt sur le revenu tiré de biens hors portefeuille et de gains en capital imposables provenant de la disposition de biens hors portefeuille à un taux d'imposition comparable aux taux fédéral et provincial combinés des sociétés et ces distributions aux porteurs de parts seront considérées comme des dividendes admissibles versés par une société par actions canadienne imposable. Les biens appartenant à la Fiducie constitueraient des « biens hors portefeuille » aux termes des règles relatives aux EIPD. Par conséquent, la totalité ou quasi-totalité du revenu de la Fiducie serait assujetti au nouvel impôt.

A l'heure actuelle, les règles relatives aux EIPD prévoient que le taux d'imposition des EIPD sera le taux fédéral général d'imposition des sociétés par actions (qui devrait être de 16,5 % en 2011 et de 15 % en 2012) en plus du facteur d'imposition provinciale des EIPD (qui est établi à un taux fixe de 13 %), soit un taux d'imposition des EIPD combiné de 29,5 % en 2011 et de 28 % en 2012.

Le projet de loi (la « **proposition fiscale provinciale relative aux EIPD** »), qui a passé l'étape de la première lecture à la Chambre des communes le 14 mars 2008, ferait en sorte que la composante provinciale de l'impôt soit fondée sur le taux provincial général d'imposition des sociétés par actions en vigueur dans chaque province où l'EIPD a un établissement permanent plutôt que d'avoir un taux fixe de 13 %. Aux fins du calcul de cette composante de l'impôt, la formule de répartition générale du revenu imposable des sociétés sera utilisée.

Les conseillers juridiques ont avisé la Fiducie que, aux termes de la proposition fiscale provinciale relative aux EIPD, la composante provinciale de l'impôt qui s'appliquerait à la Fiducie correspondrait au taux d'imposition des sociétés par actions provincial général de l'Alberta, qui s'établit actuellement à 10 % et qui, par conséquent, si aucune modification n'est apportée à ce taux ou à la tranche relative de revenu imposable gagné par la Fiducie dans chaque province, se traduira par un taux d'imposition réel de 26,5 % en 2011 et de 25 % en 2012. Cependant, rien ne garantit que la proposition fiscale provinciale relative aux EIPD sera adoptée telle qu'elle a été proposée ou que la situation de la Fiducie ne sera pas changée de façon à faire en sorte que le taux d'imposition provincial pour les EIPD applicable à la Fiducie en 2011 et pour les années d'imposition ultérieures soit en partie fondé sur le taux d'imposition des sociétés par actions d'autres provinces que l'Alberta.

Comme il est indiqué ci-dessus, les règles relatives aux EIPD ne devraient généralement pas prendre effet avant 2011. Toutefois, la Fiducie pourrait y devenir assujettie plus tôt si elle excède une « croissance normale » d'ici là. Aux termes des directives, une fiducie EIPD serait considérée comme ayant eu une « croissance normale » si ses émissions de nouvelles actions, qui comprennent des parts de fiducie et des titres d'emprunt convertibles en parts de fiducie, n'excèdent pas certains seuils mesurés par rapport à la capitalisation boursière de la fiducie EIPD à la fermeture des bureaux le 31 octobre 2006, compte tenu seulement des parts négociées en bourse de la fiducie EIPD et non des titres, qu'ils soient inscrits ou non à la cote d'une bourse, qui sont convertibles en parts ou échangeables contre celles-ci. Les seuils d'expansion permis sont de 50 millions de dollars et de 40 % de la capitalisation boursière de la fiducie EIPD au 31 octobre, selon le plus élevé de ces montants, pour la période allant du 31 octobre 2006 à la fin de 2007, et de 50 millions de dollars ou de 20 % de la capitalisation boursière de la fiducie EIPD au 31 octobre, selon le plus élevé de ces montants, pour 2008, 2009 et 2010. Ces seuils, à l'exception du minimum de 50 millions de dollars, sont cumulatifs. La Fiducie a informé les conseillers juridiques que sa capitalisation boursière, établie conformément aux directives, en date du 31 octobre 2006, était d'environ 1,5 milliard de dollars. La Fiducie a également informé les conseillers juridiques que, à la fin de 2007, elle n'avait pas excédé son seuil de croissance permis pour la période allant du 31 octobre 2006 au 31 décembre 2007 et que le placement de parts de fiducie aux termes du présent supplément de prospectus (compte tenu de l'option de surallocation) ne fera pas en sorte, en lui-même, que la Fiducie excède son seuil de croissance normale cumulatif permis pour la période allant du 31 octobre 2006 au 31 décembre 2008.

On présume par conséquent, aux fins du présent résumé, que la Fiducie ne sera pas assujettie aux règles relatives aux EIPD avant le 1er janvier 2011. Toutefois, rien ne garantit que les règles relatives aux EIPD ne s'appliqueront pas à la Fiducie avant 2011.

Imposition de la Fiducie

Aux fins du calcul de son revenu de chaque année d'imposition, la Fiducie est généralement tenue d'inclure la totalité des gains en capital imposables nets qu'elle réalise (ou qui lui sont attribués par AltaGas Holding Trust) au cours de l'année, tous les dividendes qu'elle reçoit (ou qui lui sont attribués par AltaGas Holding Trust) au cours de l'année, tous les intérêts courus jusqu'à la fin de l'année et le revenu d'AltaGas Holding Trust qui lui reviennent au cours de cette même année. La Fiducie peut déduire, à l'égard de chaque année d'imposition, une somme ne dépassant pas 20 % des frais d'émission totaux du présent placement et d'autres placements de ses parts de fiducie ou de titres d'emprunt (sous réserve d'un rajustement proportionnel dans le cas d'une année d'imposition abrégée), dans la mesure où ces frais n'étaient pas autrement déductibles au cours d'une année antérieure, et elle peut aussi déduire les frais de gestion et d'administration raisonnables qu'elle a engagés pendant l'année.

Sous réserve des règles relatives aux EIPD, dans la mesure où la Fiducie réalise un revenu au cours d'une année d'imposition, une fois que les inclusions et les déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou qu'elle doit verser aux porteurs de parts au cours de l'année. Une somme sera considérée comme étant devenue payable à un porteur de parts au cours d'une année d'imposition uniquement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit, au cours de l'année en question, d'en exiger le paiement. Les conseillers juridiques ont été informés que la Fiducie entend déduire, aux fins du calcul de son revenu, le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu imposable de l'année normalement calculé. En conséquence, il est prévu que la Fiducie n'aura pas beaucoup d'impôt à payer en vertu de la LIR; toutefois, aucune garantie ne peut être donnée à cet égard.

Lorsque la Fiducie deviendra assujettie aux règles relatives aux EIPD (ce qui devrait se produire le 1er janvier 2011, pourvu qu'elle n'excède pas une « croissance normale » avant cette date), celle-ci ne pourra plus déduire une partie des sommes payable aux porteurs de parts à l'égard (i) du revenu tiré des entreprises qu'elle exploite au Canada ou de ses biens hors portefeuille (excédant toute perte au cours de l'année d'imposition provenant d'entreprises ou de biens hors portefeuille) et (ii) des gains en capital imposables découlant de la disposition de biens hors portefeuille (excédant les pertes en capital admissibles découlant de la disposition de tels biens). Une déduction est permise à l'égard des dividendes reçus par une fiducie EIPD lorsque ceux-ci auraient pu être déduits si la fiducie EIPD avait été une société par actions. Les « biens hors portefeuille » comprennent (i) les biens immobiliers ou les avoirs miniers canadiens (si la juste valeur marchande totale de ces biens est supérieure à 50 % de la valeur réelle (au sens des règles relatives aux EIPD) de la fiducie EIPD elle-même, (ii) les biens que l'EIPD (ou une personne ou société de personnes ayant des liens de dépendance avec elle) utilise dans le cadre de l'exploitation d'une entreprise au Canada et (iii) les placements effectués dans une entité visée dont la juste valeur marchande est supérieure à 10 % de la valeur réelle (au sens des règles relatives aux EIPD) de l'entité visée ou d'une entité visée dont la fiducie EIPD détient des titres ou des titres de membres du groupe de celle-ci dont la juste valeur marchande totale est supérieure à 50 % de la valeur réelle (au sens des règles relatives aux EIPD) de la fiducie EIPD. Les entités visées comprennent les sociétés par actions résidentes du Canada, les fiducies résidentes du Canada et les sociétés de personnes résidentes du Canada. Les placements effectués par la Fiducie dans ses filiales importantes devraient être des « biens hors portefeuille » à cette fin. Le revenu qu'une fiducie EIPD ne peut déduire sera imposé dans la fiducie EIPD à un taux d'imposition similaire au taux d'imposition des sociétés combiné fédéral et provincial. Les règles relatives aux EIPD ne modifient pas le traitement fiscal des distributions qui sont versées à titre de remboursement de capital.

Porteurs de parts résidents du Canada

La présente partie du résumé s'applique aux porteurs de parts qui, aux fins de la LIR et à tout moment pertinent, sont des résidents du Canada ou sont réputés l'être.

Sous réserve des règles relatives aux EIPD, un porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie, y compris les gains en capital imposable nets, qui lui a été versée ou qui lui est payable au cours de l'année d'imposition en question. Le revenu qu'un porteur de parts tire des parts de fiducie sera généralement considéré avoir été tiré d'un bien. Si la Fiducie fait les désignations appropriées, la tranche de ses gains en capital imposables nets et des dividendes imposables reçus des sociétés canadiennes imposables qui est versée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts. Les pertes subies par la Fiducie ne peuvent être attribuées aux porteurs de parts ni être considérées comme des pertes subies par ces derniers.

Une fois que la Fiducie deviendra assujettie aux règles relatives aux EIPD (ce qui devrait se produire le 1er janvier 2011, pourvu qu'elle n'excède pas une « croissance normale » avant cette date), les distributions de revenu de la Fiducie seront généralement réputées avoir été reçues par les porteurs de parts à titre de dividendes imposables d'une société par actions canadienne imposable. Aux termes des règles relatives aux EIPD, les dividendes réputés être versés par la Fiducie seront réputés être des « dividendes admissibles » et les porteurs de parts qui sont des particuliers pourront par conséquent bénéficier des règles de majoration et de crédit d'impôt pour dividendes de la LIR. Ces dividendes provenant de sociétés par actions résidentes du Canada seront généralement admissibles à une déduction complète pour dividendes reçus et éventuellement assujetties à un impôt remboursable de 33 ⅓ % en vertu de la partie IV de la LIR.

Aux termes de la déclaration de fiducie de la Fiducie, le revenu reçu par celle-ci peut être affecté au financement des rachats au comptant de parts de fiducie. En outre, il est possible que le revenu touché par la Fiducie soit affecté au remboursement du capital des dettes impayées. Par conséquent, le revenu ainsi utilisé ne sera pas payable aux porteurs des parts de fiducie au moyen de distributions en argent, mais il pourrait plutôt l'être sous forme de parts de fiducie supplémentaires.

Les parts émises à un porteur de parts au lieu de distributions en argent auront un prix égal à leur juste valeur marchande et il faudra faire la moyenne de ce prix et du prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment-là par le porteur de parts à titre d'immobilisations afin d'obtenir le prix de base rajusté de chaque part de fiducie.

Toutes les sommes que la Fiducie a versées ou qu'elle doit verser à un porteur de parts en sus de la quote-part de celui-ci dans son revenu et la partie non imposable des gains en capital qui lui est payable au cours de l'année ne seront généralement pas incluses dans le revenu du porteur de parts, mais elles réduiront le prix de base rajusté de ses parts de fiducie. Dans la mesure où le prix de base rajusté d'une part de fiducie, pour le porteur, serait inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu. La partie non imposable des gains en capital de la Fiducie qui est versée au porteur de parts au cours d'une année ou qui doit l'être ne sera pas incluse dans le calcul du revenu de l'année du porteur de parts et ne réduira pas le prix de base rajusté des parts de fiducie pour celui-ci.

La disposition réelle ou réputée (autrement que dans le cadre d'une opération avec report d'impôt) de parts de fiducie par un porteur de parts, dans le cadre d'un rachat ou autrement, donnera lieu à un gain (une perte) en capital dans la mesure où le produit de la disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, comme

il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie, pour le porteur de parts, et des frais de disposition raisonnables. La moitié du gain en capital réalisé par le porteur de parts au moment de la disposition d'une part de fiducie doit être incluse, en vertu de la LIR, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié de la perte en capital qu'il subit au moment de la disposition d'une part de fiducie doit être déduite des gains en capital imposables qu'il a réalisés au cours de l'année de la disposition et peut être déduite au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la LIR.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum, selon la situation du porteur de parts. Le porteur de parts qui, pendant toute l'année d'imposition pertinente, est une « société privée sous contrôle canadien » au sens de la LIR pourrait être tenu de payer un impôt remboursable additionnel de 6 ⅔ % sur certains revenus de placement, y compris les gains en capital imposables.

Le rachat de parts de fiducie en contrepartie de liquidités ou de billets d'AltaGas Holding Trust (les « billets de rachat »), selon le cas, constitue une disposition de ces parts de fiducie en contrepartie d'un produit de disposition correspondant à la somme en argent ou à la juste valeur marchande des billets de rachat, moins toute tranche de celui-ci qui est considérée comme une distribution sur le revenu de la Fiducie. Par conséquent, un porteur qui fait racheter ses parts réalisera un gain (ou subira une perte) en capital correspondant au montant suivant lequel le produit de disposition est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie ainsi rachetées et des frais raisonnables liés au rachat. La réception de billets de rachat en échange de parts de fiducie pourrait entraîner une modification du caractère des distributions aux fins de l'impôt sur le revenu. Les porteurs de billets de rachat sont généralement tenus d'inclure dans leur revenu pour une année d'imposition les intérêts qu'ils ont reçus ou qu'ils recevront au cours de l'année d'imposition, ou les intérêts courus jusqu'à la fin de l'année d'imposition (selon que le porteur de parts est un particulier, une société par actions ou une fiducie) sur les billets de rachat. Le coût, pour un porteur de parts, d'un bien qui lui est distribué par la Fiducie sera réputé correspondre à la juste valeur marchande de ce bien au moment de la distribution, sauf, dans le cas des billets de rachat, les intérêts courus sur ceux-ci. Les porteurs de parts devraient consulter leur conseiller fiscal quant aux conséquences de la réception de billets de rachat au moment d'un rachat.

Porteurs de parts non résidents du Canada

La présente partie du sommaire s'applique au porteur de parts qui, aux fins de la LIR et de toute convention fiscale applicable, et à tout moment pertinent, n'est pas un résident du Canada ni n'est réputé l'être, n'utilise ni ne détient, ni n'est réputé utiliser ou détenir, des parts de fiducie dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exploite ou est réputé exploiter une entreprise d'assurance au Canada et ailleurs (un « **porteur de parts non résident** »).

Sous réserve des règles relatives aux EIPD, une distribution sur le revenu de la Fiducie versée à un porteur de parts non résident sera généralement assujettie à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale conclue entre le Canada et le territoire de résidence du porteur de parts non résident. Un porteur de parts non résident qui peut bénéficier de la convention fiscale canado-américaine pourra faire ramener le taux de la retenue d'impôt à 15 % du montant du revenu distribué.

Si plus de 50 % de la juste valeur marchande d'une part de fiducie est imputable à des biens immeubles situés au Canada, les autres distributions versées à un porteur de parts non résident par la Fiducie seront assujetties à une retenue d'impôt canadien au taux de 15 %. Si de tels montant supplémentaires ont été retenus ou le seront et que le porteur de parts non résident subit une perte en

capital à la disposition de parts de fiducie (ou d'autres biens admissibles à titre de « placements collectifs en biens canadiens » au sens de la LIR), cette perte pourra servir à réduire l'impôt à payer du porteur de parts non résident pour ces retenues additionnelles ou à obtenir un remboursement de celui-ci dans certaines circonstances prévues dans la LIR. La Fiducie a informé les conseillers juridiques qu'elle retient 15 % de toutes ces autres distributions versées aux porteurs de parts non résidents et qu'elle continuera à le faire.

Conformément aux règles relatives aux EIPD, la tranche du revenu de la Fiducie qui est payable aux porteurs de parts non résidents et que la Fiducie ne peut déduire parce qu'elle constitue une EIPD sera considérée comme des dividendes payables aux porteurs de parts non résidents. En vertu des lois actuelles, les dividendes versés à un porteur de parts non résident sont assujettis à une retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale applicable. Le porteur de parts non résident imposable qui est résident des États-Unis et qui peut bénéficier de la convention fiscale canado-américaine pourra habituellement faire ramener le taux de la retenue d'impôt à 15 % du montant de ces dividendes.

La disposition réelle ou réputée d'une part de fiducie, que ce soit dans le cadre d'un remboursement ou d'une autre opération, ne donnera pas lieu à un gain en capital assujetti à l'impôt en vertu de la LIR pour un porteur de parts non résident, à la condition que les parts de fiducie ne constituent pas des « biens canadiens imposables » pour le porteur de parts non résident aux fins de la LIR au moment de la disposition réelle ou réputée. En général, les parts de fiducie ne seront pas des biens canadiens imposables pour un porteur de parts non résident au moment de la disposition sauf si, selon le cas : a) à quelque moment que ce soit pendant la période de 60 mois qui a précédé la disposition des parts de fiducie, le porteur de parts non résident ou des personnes qui avaient des liens de dépendance avec celui-ci (au sens de la LIR) ou le porteur conjointement avec ces personnes étaient propriétaires d'au moins 25 % des parts de fiducie émises; b) la Fiducie n'est pas une fiducie de fonds commun de placement aux fins de la LIR à la date de la disposition.

Les intérêts versés ou crédités à un porteur de parts non résident sur des billets d'AltaGas Holding Trust au moment d'un rachat de parts de fiducie ne seront pas généralement assujettis à une retenue d'impôt canadien.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des preneurs fermes, pourvu que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » au sens de la LIR ou que les parts de fiducie soient inscrites à la cote d'une bourse de valeurs visée (ce qui comprend la TSX) à la date de clôture du placement, les parts de fiducie constitueront des placements admissibles à cette date aux termes de la LIR et de son règlement d'application pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-invalidité, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices.

FACTEURS DE RISQUE

Les souscripteurs éventuels de parts de fiducie devraient examiner attentivement les facteurs de risque inclus dans le prospectus de base ou qui y sont intégrés par renvoi.

Les documents d'information annuels que la Fiducie dépose auprès des diverses autorités en valeurs mobilières et qui sont intégrés par renvoi dans le prospectus de base exposent certains risques inhérents aux activités de la Fiducie.

INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, au 1000, 440 - 2nd Avenue S.W., Calgary (Alberta) T2P 5E9 et ceux de Taylor NGL Limited Partnership étaient KPMG s.r.l./S.E.N.C.R.L., comptables agréés, au 2700, 205 – 5th Avenue S.W., Calgary (Alberta) T2P 4B9. Ernst & Young s.r.l. est indépendant de la Fiducie et KPMG s.r.l./S.E.N.C.R.L. était indépendant de Taylor conformément au code de déontologie établi par l'Institute of Chartered Accountants of Alberta.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant l'émission des parts de fiducie seront examinées pour le compte de la Fiducie par Stikeman Elliott S.E.N.C.R.L., s.r.l. et pour le compte des preneurs fermes par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. À la date du présent supplément de prospectus, les associés et autres avocats de Stikeman Elliott S.E.N.C.R.L., s.r.l., en tant que groupe, et les associés et autres avocats de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., en tant que groupe, ont la propriété véritable, directe ou indirecte, de moins de 1 % des parts de fiducie en circulation de la Fiducie.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de plusieurs provinces du Canada confère au souscripteur ou à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, la législation permet également au souscripteur ou à l'acquéreur de demander la nullité ou, dans certains cas, la révision du prix ou des dommages-intérêts si le prospectus ou les modifications contiennent de l'information fausse ou trompeuse ou ne leur ont pas été transmis. Ces droits doivent être exercés dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

CONSENTEMENT D'ERNST & YOUNG S.R.L.

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 8 août 2007, complété par le supplément du prospectus daté du 2 juin 2008, relatif au placement de 3 825 000 parts de fiducie (jusqu'à 4 398 750 parts de fiducie si l'option de surallocation des preneurs fermes est exercée) (collectivement le «**prospectus**») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2007 et 2006 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2007. Notre rapport est daté du 26 février 2008.

Calgary, Canada
le 2 juin 2008

Ernst & Young s.r.l.
Comptables agréés

CONSENTEMENT DE KPMG S.R.L./S.E.N.C.R.L.

Nous avons lu le prospectus préalable de base simplifié daté du 8 août 2007 d'AltaGas Income Trust ainsi que le supplément de prospectus s'y rapportant daté du 2 juin 2008 relatif au placement de 3 825 000 parts de fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné, par voie d'intégration par renvoi de la déclaration d'acquisition d'entreprise modifiée d'AltaGas Income Trust datée du 3 mars 2008, notre rapport au conseil d'administration de Taylor Gas Liquids Ltd., à titre de commandité de Taylor NGL Limited Partnership (la « **société en commandite** »), portant sur les bilans consolidés de la société en commandite aux 31 décembre 2007 et 2006 et sur les états consolidés des résultats, du résultat étendu et du déficit et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 5 février 2008.

Calgary, Canada
Le 2 juin 2008

KPMG s.r.l./S.E.N.C.R.L.
Comptables agréés

ATTESTATION DES PRENEURS FERMES

Le 2 juin 2008

À notre connaissance, le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, révèle de façon complète, véridique et claire tout fait important relatif aux titres faisant l'objet du placement, conformément à la législation en valeurs mobilières de chaque province du Canada.

pour CLARUS SECURITIES INC.

(signé) Rod Campbell

pour SCOTIA CAPITAUX INC.

(signé) David A. Potter

pour BMO NESBITT BURNS INC.

(signé) Kevin A. Everingham

pour MARCHÉS MONDIAUX CIBC INC.

(signé) Timothy W. Watson

pour RBC DOMINION VALEURS MOBILIÈRES INC.

(signé) Derek Neldner

pour VALEURS MOBILIÈRES HSBC (CANADA) INC.

(signé) Rod A. McIsaac

pour FINANCIÈRE BANQUE NATIONALE INC.

(signé) Iain Watson

pour VALEURS MOBILIÈRES TD INC.

(signé) Alec W.G. Clark

UNDERWRITING AGREEMENT

May 29, 2008

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355 - 4th Avenue SW
Calgary, AB
T2P 0J1

Attention: David W. Cornhill – Chairman and Chief Executive Officer

Dear Sirs:

Re: Offering of Trust Units

Clarus Securities Inc. and Scotia Capital Inc. (the "**Bookrunners**"), as co-lead underwriters, and each of the other underwriters listed in Schedule A to this Agreement (each an "**Underwriter**" and collectively, the "**Underwriters**") understand that AltaGas Income Trust (the "**Trust**") proposes to issue and sell 3,825,000 Trust Units (as herein defined) (the "**Firm Units**") of the Trust at a price per Trust Unit of $26.20 for an aggregate purchase price of $100,215,000 (the "**Purchase Price**") and will prepare and file all documents necessary in order to qualify the Offered Units (as herein defined) for Distribution (as herein defined) in each of the Provinces of Canada (the "**Qualifying Jurisdictions**").

Upon and subject to the terms and conditions contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in Schedule A attached hereto, agree to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time (as herein defined), all but not less than all of the Firm Units. The Trust also proposes to issue and sell, at the election of the Underwriters, up to an additional 573,750 Trust Units (the "**Option Units**") pursuant to the Over-Allotment Option (as herein defined) at a price per Option Unit of $26.20.

The Trust agrees to sell to the Underwriters, and the Underwriters will have the option to purchase from the Trust, for the purpose of covering over-allotments, if any, up to the full number of the Option Units (the "**Over-Allotment Option**"). The Over-Allotment Option may be exercised by written notice to the Trust given by the Bookrunners, on behalf of the Underwriters, at any time until 5:00 p.m. (Calgary time) on the date that is 30 days after the Closing Date (as herein defined). The notice shall specify the number of Option Units to be purchased pursuant to the Over-Allotment Option. If and to the extent the Over-Allotment Option is exercised by the Underwriters, upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust in the respective percentages set forth in Schedule A attached hereto, and the Trust shall issue and sell as directed by the Underwriters, in accordance with and subject to the provisions of this Agreement, that number of Option Units as indicated in the notice.

The Underwriters understand that the Trust has filed with the Securities Commissions (as herein defined) a short form base shelf prospectus dated August 8, 2007 relating to the offering of up to $500,000,000 aggregate amount of Trust Units or unsecured debt securities (the "**Base Shelf Prospectus**") and has received a final decision document pursuant to the MRRS (as herein defined) dated August 8, 2007 in respect of the Base Shelf Prospectus. We also understand that the Trust will prepare and file, in accordance with the terms hereof, the Prospectus Supplement (as herein defined) and all other necessary documents in order to qualify the Offered Units for Distribution to the public in each of the Qualifying Jurisdictions.

In consideration of the Underwriters' agreement to purchase the Offered Units and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisors to the Trust in respect of the sale of the Offered Units, assisting in preparing documentation relating to the Offered Units, distributing the Offered Units directly and through other investment dealers and brokers and performing administrative work in connection with the Distribution of the Offered Units, the Trust agrees to pay to the Underwriters: (i) at the Closing Time an underwriting fee of $1.31 per Offered Unit, for an aggregate underwriting fee of $5,010,750; and, if applicable, (ii) at the Additional Closing Time (as herein defined) an underwriting fee of $1.31 per Option Unit (being an aggregate amount of $751,612.50 in respect of the Option Units, if the Over-Allotment Option is exercised in full) (collectively, the "**Underwriting Fee**"). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

In this Agreement, capitalized terms not otherwise defined herein shall have the following meanings:

"**Administration Agreement**" means the administration agreement dated May 1, 2004 among the Trust, the General Partner, AltaGas as administrator, Holding Trust, AltaGas LP #1 and AltaGas LP #2;

"**Agreement**" means the agreement resulting from the acceptance by the Trust and AltaGas LP #1 of the offer made by the Underwriters by this letter;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the *Canada Business Corporations Act*;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership established under the laws of Alberta;

"**AltaGas LP #1 Partnership Agreement**" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, Holding Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"AltaGas LP #2" means AltaGas Holding Limited Partnership No. 2, a limited partnership established under the laws of Alberta;

"AltaGas LP #2 Partnership Agreement" means the limited partnership agreement dated as of March 26, 2004 among the General Partner, AltaGas LP #1 and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"Amendment" has the meaning ascribed thereto in Section 4;

"ASTC" means the ASTC Power Partnership, a general partnership formed pursuant to the provisions of the *Partnership Act* (Alberta);

"Base Shelf Prospectus" means the base shelf prospectus of the Trust dated August 8, 2007, qualifying for distribution from time to time up to $500,000,000 of Trust Units or unsecured debt securities of the Trust, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary;

"Declaration of Trust" means the declaration of trust of the Trust dated as of March 26, 2004, as from time to time amended, supplemented or restated;

"Delegation Agreement" means the delegation agreement dated May 1, 2004 among the Trust, the General Partner and Computershare Trust Company of Canada;

"Distribution" means "distribution" or "distribution to the public", as those terms are defined by Securities Laws;

"DRIP Plans" means, collectively, the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for Unitholders and the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan for holders of Class B limited partnership units of either AltaGas LP #1 or AltaGas LP #2, in each case established on May 20, 2004;

"Environmental Laws" means any applicable domestic, federal, provincial, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

"General Partner" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

"Holding Declaration of Trust" means the declaration of trust dated as of March 26, 2004 between the Trust, as settlor, and Holding Trust Trustee;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta by declaration of trust dated March 26, 2004, all of the beneficial interests of which are owned by the Trust;

"**Holding Trust Note Indenture**" means the note indenture dated as of March 26, 2004 between Holding Trust and Computershare Trust Company of Canada;

"**Holding Trust Trustee**" means AltaGas Holding Trust Corp.;

"**Loan Agreement**" means the Loan Agreement dated as of May 1, 2004 between AltaGas LP #2 and AltaGas;

"**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its Subsidiaries taken as a whole;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under Securities Laws;

"**Material Agreements**" means, collectively, this Agreement, the Declaration of Trust, the Loan Agreement, the Holding Trust Note Indenture, the Administration Agreement, the AltaGas LP #1 Limited Partnership Agreement, the AltaGas LP #2 Limited Partnership Agreement, the Delegation Agreement, the Holding Declaration of Trust, the Series 1 Notes, the Support Agreement, the Unanimous Shareholder Agreement, the Voting and Exchange Trust Agreement and the Operating Partnership Agreement;

"**MRRS**" means the mutual reliance review system previously provided for under National Policy 43-201 - "*Mutual Reliance Review System for Prospectuses and Annual Information Forms*" of the Canadian Securities Administrators;

"**NI 44-101**" means National Instrument 44-101 – "*Short Form Prospectus Distributions*" of the Canadian Securities Administrators;

"**NI 44-102**" means National Instrument 44-102 – "*Shelf Distributions*" of the Canadian Securities Administrators;

"**NP 11-202**" means National Policy 11-202 – "*Process for Prospectus Reviews in Multiple Jurisdictions*" of the Canadian Securities Administrators;

"**Offered Units**" means, collectively, the Firm Units and the Option Units;

"**Operating Partnership**" means AltaGas Operating Partnership, a partnership formed pursuant to the *Partnership Act* (Alberta) pursuant to the Operating Partnership Agreement;

"**Operating Partnership Agreement**" means the partnership agreement entered into as of the 30th day of April, 2004 between AltaGas Marketing Inc. and AltaGas Holdings Inc. and pursuant to which AltaGas was subsequently admitted as a partner of the Operating Partnership;

"**Passport System**" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – "*Passport System*" of the Canadian Securities Administrators (other than Ontario) and NP 11-202;

"**Prospectus**" means, collectively, the Base Shelf Prospectus and the Prospectus Supplement, in respect of the Distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference in the Base Shelf Prospectus;

"**Prospectus Supplement**" means the shelf prospectus supplement of the Trust in the English and French languages, incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus for purposes of the Distribution of the Offered Units in the Qualifying Jurisdictions as contemplated by NI 44-102;

"**Public Record**" means all information and documents filed by the Trust on SEDAR with the applicable Canadian securities regulators in compliance or purported compliance with Securities Laws;

"**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Series 1 Notes**" means the notes of Holding Trust of the first series authorized to be issued under the Holding Trust Note Indenture;

"**Shelf Procedures**" means the rules and procedures established pursuant to NI 44-102;

"**SIFT Rules**" means the specified investment flow-through rules in Canadian income tax law;

"**Special Voting Units**" means the units of the Trust, other than Trust Units, that may be authorized and issued from time to time pursuant to the Declaration of Trust;

"**Subsidiaries**" means, collectively, AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas, the General Partner, Holding Trust, AltaGas Holdings Inc., Operating Partnership, Taylor, Taylor Management Inc., Taylor Processing Inc., Taylor Gas Liquids Limited Partnership, Joffre Gas Liquids Limited Partnership, Taylor Gas Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, AltaGas Energy Limited Partnership and ECNG Energy L.P.;

"**Support Agreement**" means the support agreement entered into on May 1, 2004 among the Trust, Holding Trust, AltaGas LP #1, AltaGas LP #2 and AltaGas Services Inc.;

"**Taylor**" means Taylor NGL Limited Partnership;

"**Taylor BAR**" means the amended business acquisition report of the Trust dated March 3, 2008 relating to the acquisition by the Trust, through AltaGas LP #1, of all of the outstanding partnership units of Taylor not already held by affiliates of the Trust;

"**Taylor Convertible Debentures**" means the 5.85% convertible debentures of Taylor which, following the acquisition by the Trust, through AltaGas LP #1, of all of the outstanding partnership units of Taylor, are convertible into Trust Units;

"**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

"**Trust Assets**" has the meaning ascribed thereto in the Declaration of Trust;

"**Trust Units**" has the meaning ascribed thereto in the Declaration of Trust;

"**TSX**" means the Toronto Stock Exchange;

"**Unanimous Shareholder Agreement**" means the agreement entered into on May 1, 2004 among the General Partner, AltaGas LP #1, AltaGas LP #2 and AltaGas pursuant to which AltaGas granted to the General Partner the powers of the directors of AltaGas to manage, or supervise the management of, the business and affairs of AltaGas, as from time to time amended, supplemented or restated;

"**Unitholders**" means the holders from time to time of Trust Units;

"**U.S. Securities Laws**" means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the *Securities Act of 1933*, as amended, and the *Securities Exchange Act of 1934*, as amended;

"**Voting and Exchange Trust Agreement**" means the agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and Computershare Trust Company of Canada; and

"**Warrants**" means the 180,433 special warrants to purchase Trust Units at a price of $24.94 per warrant, as issued by the Trust to Plutonic Power Corporation as consideration for the acquisition of four potential "run-of-river" hydro projects in the Province of British Columbia.

Any reference in this Agreement to a Section number shall refer to a section of this Agreement.

TERMS AND CONDITIONS

1. <u>Qualification of Offered Units</u>

The Trust shall fulfill all legal requirements to be fulfilled by it to enable the Offered Units to be offered for sale by the Trust and sold to the public in each of the Qualifying

Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the Securities Laws. All legal requirements to enable the Distribution of the Offered Units that are the responsibility of the Trust shall be fulfilled by the Trust as soon as practicable. Without limiting the generality of the foregoing, the Trust shall as soon as possible, and in any event, not later than 5:00 p.m. (Calgary time) on June 2, 2008 (or such other time and/or date as the Trust and the Underwriters may agree) prepare and file the Prospectus Supplement on SEDAR in each of the Qualifying Jurisdictions and will promptly take all other steps and proceedings that may be necessary in order to qualify the Offered Units for Distribution in the Qualifying Jurisdictions and shall provide the Prospectus Supplement in compliance with Section 3(g).

2. Distribution of Offered Units

The Underwriters will offer the Offered Units for sale to the public in Canada, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, the "**Selling Firms**" or each a "**Selling Firm**") only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectus and this Agreement. The Underwriters agree to sell the Offered Units only in accordance with, and in a manner permitted by, the laws of each of the Qualifying Jurisdictions and to require each Selling Firm to agree with the Underwriters to so sell the Offered Units. For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Units are qualified for Distribution in any Province of Canada where a receipt or similar document (including an MRRS decision document) for the Base Shelf Prospectus has been obtained from the applicable Securities Commission unless notice to the contrary from the Trust or the applicable Securities Commission is provided to the Underwriters. Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable under this Section 2 with respect to a default under this Section 2 by another Underwriter.

The Underwriters shall use their reasonable best efforts to complete and cause the Selling Firms to complete Distribution of the Offered Units as promptly as possible, and shall give prompt notice to the Trust when, in the opinion of the Underwriters, such Distribution has been completed and shall give notice to the Trust of the proceeds realized in each Qualifying Jurisdiction from the Distribution of the Offered Units. The Underwriters may solicit offers to purchase or sell the Offered Units outside of Canada in accordance with applicable law (including, if applicable, U.S. Securities Laws and state securities laws), but will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or the filing of a prospectus or registration statement with respect to the Distribution of the Offered Units under the laws of such jurisdiction (and will require each Selling Firm to agree with the Underwriters not to so solicit or sell).

The Trust shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment thereto and shall allow the Underwriters and their counsel to conduct all

"due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to execute any certificate required to be executed by the Underwriters in such documentation.

3. Documents to be Delivered by the Trust

The Trust shall deliver to the Underwriters:

(a) on the date of filing of the Prospectus Supplement, a copy of the Base Shelf Prospectus signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions;

(b) on the date of filing of the Prospectus Supplement, a copy of the Prospectus Supplement signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions, as applicable;

(c) on or prior to the date of filing of any Amendment, copies of the Amendment signed by or on behalf of the Trust as required by the laws of the Qualifying Jurisdictions, as applicable;

(d) at the time of the delivery to the Underwriters pursuant to this Section 3 of copies of the Prospectus and any Amendment, in each case in the French language,

(i) opinions of Quebec counsel to the Trust dated the date of such document and stating that, except for any financial charts, financial statements, notes to financial statements or auditors' reports relating to the Trust (collectively, the "**Trust Financial Information**") or any financial charts, financial statements, notes to financial statements or auditors' reports relating to Taylor (collectively, the "**Taylor Financial Information**") contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and accurate translation of the document in the English language and that such versions are not susceptible to any materially different interpretations with respect to any material matter contained therein; and

(ii) opinions of Ernst & Young LLP, the auditors of the Trust, dated the date of such document and stating that the Trust Financial Information contained in such document in the French language is in all material respects a complete and proper translation of the Trust Financial Information contained or incorporated by reference therein in the English language;

(iii) opinions of KPMG LLP, the auditors of Taylor, dated the date of such document and stating that the Taylor Financial Information contained in such document in the French language is in all material respects a

complete and proper translation of the Taylor Financial Information contained or incorporated by reference therein in the English language;

(e) at the time of the delivery to the Underwriters of the Prospectus Supplement pursuant to Section 3(b), a comfort letter dated the date of the Prospectus Supplement from Ernst & Young LLP, the auditors of the Trust, acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to the Trust contained in the Prospectus Supplement or contained in or incorporated by reference in the Base Shelf Prospectus based on a review by Ernst & Young LLP having a cut-off date not more than two Business Days prior to the date of the comfort letter;

(f) at the time of the delivery to the Underwriters of the Prospectus Supplement pursuant to Section 3(b), a comfort letter dated the date of the Prospectus Supplement from KPMG LLP, the auditors of Taylor, acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to Taylor contained in the Prospectus Supplement or contained in or incorporated by reference in the Base Shelf Prospectus based on a review by KPMG LLP having a cut-off date not more than two Business Days prior to the date of the comfort letter;

(g) forthwith when available, but in any case:

(i) in Toronto by 12:00 noon (local time) on the Business Day after the Prospectus Supplement or any Amendment is filed on SEDAR; and

(ii) in such cities (other than Toronto) as the Underwriters may reasonably request by 5:00 p.m. (local time) on the Business Day after the Prospectus Supplement or any Amendment is filed on SEDAR;

without charge, such numbers of commercial copies of the Prospectus and any Amendment together with any documents incorporated by reference in such Prospectus or Amendment as the Underwriters may reasonably require. The commercial copies of the Prospectus and any Amendment shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions on SEDAR.

(h) During the period of Distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review and comment by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust;

(ii) any proposed document, including without limitation any amendment to or new annual information form, material change report, interim report, business acquisition report, or information circular, which may be

incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

4. **Amendment**

The Trust shall deliver to the Underwriters duly signed copies of all amendments or supplements or any other supplemental documents to the Base Shelf Prospectus or the Prospectus Supplement, as the case may be, required to be prepared by the Trust under Securities Laws or to the documents incorporated therein by reference that relate to the offering of the Offered Units in the Qualifying Jurisdictions (collectively, the "**Amendment**") or other documents required to be filed under Section 5. The Amendment shall be in form and substance satisfactory to the Underwriters, acting reasonably. Prior to the filing of any Amendment, the Trust shall deliver to the Underwriters with respect to such Amendment, letters and opinions similar to those referred to in Sections 3(d), 3(e) and 3(f).

5. **Material Changes**

Commencing on the date hereof and until the completion of the Distribution, the Trust shall promptly notify the Underwriters in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital or ownership of the Trust taken as a whole;

(b) any material fact that has arisen or has been discovered which would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus Supplement; and

(c) any change in any material fact in the Prospectus or any Amendment, or the existence or discovery of any new material fact,

which change or material fact is, or may be, of such a nature as:

(d) to render the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e) would result in the Prospectus or any Amendment, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with laws of the Qualifying Jurisdictions; or

(f) would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

The Trust shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change provided that the Trust shall not file any Amendment or other document without first consulting with the Underwriters as to the form and content thereof. The Trust and AltaGas shall, in good faith, discuss with the Underwriters any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is any doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 5 and, in any event, prior to making any filing referred to in this Section 5.

In addition, if, prior to the completion of the Distribution of the Offered Units, there is any change in any Securities Laws which results in the requirement to file an Amendment, the Trust shall, to the reasonable satisfaction of the Underwriters' counsel in the applicable jurisdictions, make any such filing required as soon as possible.

If a material change or a change in a material fact occurs prior to the Closing Date, then, subject to Section 13, the Closing Date shall be, unless the Trust and the Underwriters otherwise agree in writing, the sixth Business Day following the later of:

(i) the date on which all applicable filings or other requirements of Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate Passport System receipt obtained for such filings and notice of such filings have been received by the Underwriters; and

(ii) the date upon which the commercial copies of any Amendment have been delivered in accordance with Section 3(g),

provided, however, without the consent of the Underwriters, in no event shall the Closing Date be later than June 24, 2008.

6. <u>Representations and Warranties of the Trust and AltaGas LP #1</u>

The delivery to the Underwriters of the documents referred to in Sections 3(a), (b) and (c) shall constitute the consent of the Trust and AltaGas LP #1 to the use by the Underwriters and the Selling Firms of such documents in connection with the Distribution of the Offered Units in compliance with the provisions of this Agreement and shall constitute the joint representation and warranty to the Underwriters by each of the Trust and AltaGas LP #1 that:

(a) such documents at the time of their signing or filing fully complied with the requirements of the Securities Laws pursuant to which they were filed (including the Shelf Procedures) and all the information and statements relating to the Trust

and the Subsidiaries contained therein (except for information or statements provided by and relating solely to the Underwriters and information or statements which are modified or superseded by information or statements contained in an Amendment) were, at the respective dates of delivery thereof, true and correct in all material respects, contained no misrepresentation and constituted full, true and plain disclosure of all material facts relating to the Offered Units as required by the Securities Laws, and an MRRS decision document was issued by the Alberta Securities Commission in respect of the Base Shelf Prospectus evidencing that receipts were issued by each of the Securities Commissions in respect thereof;

(b) no material fact or information (except facts or information relating solely to the Underwriters) has been omitted from such documents and no other fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the financial statements included in such documents or incorporated by reference therein present fairly in all material respects the financial position of the Trust or Taylor, as applicable, as at the dates indicated and the cash flows and results of operations of the Trust or Taylor, as applicable, for the periods indicated, and, except as otherwise stated in such documents, such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis;

(d) the pro forma financial statements, including the notes thereto, of the Trust contained in the Taylor BAR and incorporated by reference in the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust and Taylor, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(e) except as disclosed in the Public Record, no material acquisitions or dispositions have been made by the Trust or any Subsidiary in the three most recently completed fiscal years, and none of the Trust nor any of the Subsidiaries is party to any contract with respect to any transaction that constitutes or would constitute a "significant acquisition" or a "significant probable acquisition", in each case that would require disclosure in the Prospectus under Securities Laws;

(f) the Trust has been properly created, settled and organized and is a valid and subsisting trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the

Prospectus including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(g) the Subsidiaries include the only subsidiaries of the Trust (as the term "subsidiary" is defined in National Instrument 45-106 – "*Prospectus and Registration Exemptions*" of the Canadian Securities Administrators) the total assets of which constitute more than 10% of the consolidated assets of the Trust or the total revenues of which constitute more than 10% of the consolidated revenues of the Trust in each case as of the date of the most recent audited financial statements of the Trust incorporated by reference in the Prospectus;

(h) each of AltaGas LP #1, AltaGas LP #2, AltaGas Pipeline Partnership, AltaGas Power Holdings Partnership, AltaGas Ltd., the General Partner, Holding Trust, AltaGas Holdings Inc., Operating Partnership, AltaGas Energy Limited Partnership, ECNG Energy L.P. and Holding Trust Trustee has been duly incorporated, or in the case of any such non-corporate Subsidiaries, formed and organized and each of the Subsidiaries is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus including, without limitation to perform its obligations under the Material Agreements to which it is a party;

(i) each of the Subsidiaries and Holding Trust Trustee is qualified to carry on business under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the assets of the Trust in each jurisdiction where it carries on such activities;

(j) the Trust is the direct or indirect registered and beneficial owner of all of the issued and outstanding trust units, partnership units or interests, or common shares, as applicable, of the Subsidiaries (with the exception of Class B limited partnership units of AltaGas LP #1 as described in Section 6(bb)) and of a 50% interest in ASTC, with good and marketable title to all of such units, shares and interests, free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever, except as disclosed in the Prospectus;

(k) subject to applicable laws, none of the Trust or any Subsidiary is currently prohibited, directly or indirectly, from paying dividends, from making distributions on its capital stock, units or other interests or securities, or from paying any interest or repaying any loans, advances or other indebtedness of the Trust or such Subsidiary;

(l) the Trust is a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada) (the "**Tax Act**") and the Trust has conducted and at all times will

conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, including by limiting its activities to investing the property of the Trust in accordance with the Declaration of Trust and in any event in property in which a "mutual fund trust" is permitted by the Tax Act to invest, and the Trust will not carry on any other undertaking;

(m) to the best of the Trust's knowledge, as at March 31, 2008 not more than 32.71% of the issued and outstanding Trust Units (32.71% on a diluted basis) were beneficially owned by "non-residents" (as defined in the Tax Act);

(n) for purposes of the SIFT Rules, the Trust's market capitalization as of October 31, 2006 was $1.5 billion, the Trust's "safe harbour" amount for the period November 1, 2006 to December 31, 2007 was $600 million, the Trust's "safe harbour" amount for the period January 1, 2008 to December 31, 2008 is $300 million and the Trust's remaining "safe harbour" amount at the date hereof (prior to giving effect to the issuance of the Offered Units) is in excess of $700 million;

(o) the Trust has not exceeded its "safe harbour" limits for any period pursuant to the SIFT Rules;

(p) the attributes and characteristics of the Offered Units to be issued at the Closing Time and, if applicable, the Additional Closing Time, will conform in all material respects to the attributes and characteristics thereof described in the Prospectus or any Amendment;

(q) except pursuant to this Agreement and as disclosed in the Prospectus and any Amendment or as set forth in Section 6(aa), no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription or issuance of any of the unissued securities of the Trust or of any Subsidiary;

(r) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas LP #1 and to execute and deliver, on behalf of the Trust or a Subsidiary, as applicable, all other necessary documents in connection with the offering of the Offered Units, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(s) all authorizations, approvals and consents to be obtained by the Trust or any Subsidiary or Holding Trust Trustee under applicable laws, or under any agreements or documents by which the Trust or such Subsidiary or Holding Trust Trustee is bound, for the execution and delivery of this Agreement, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement will be a legal, valid and binding agreement of the Trust and each of the Subsidiaries that is a party hereto enforceable in accordance with its terms, subject as to enforcement to bankruptcy,

insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(t) the Trust has full power and authority to issue the Firm Units and the Option Units and to grant the Over-Allotment Option and, at the Closing Date, the Firm Units and, at the Additional Closing Date, the Option Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefore, will be duly and validly issued as fully paid and non-assessable;

(u) the presently outstanding Trust Units are, and at the Closing Time the Offered Units will be, listed and posted for trading on the TSX and the Trust is in compliance in all material respects with the listing agreement between the Trust and such exchange;

(v) the definitive form of certificate for the Trust Units is in due and proper form under the laws governing the Trust and is in a form acceptable to the TSX;

(w) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units by the Trust in any Qualifying Jurisdictions except such as may be required under Securities Laws;

(x) the Trust is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Qualifying Jurisdictions and no Trust Units or unsecured debt securities have been issued under the Base Shelf Prospectus prior to the date hereof;

(y) the Trust is eligible to make use of the Shelf Procedures for the Distribution of the Offered Units and the Trust has not issued any securities pursuant to the Base Shelf Prospectus prior to the date of this Agreement;

(z) the Trust and each Subsidiary is current with all filings required to be made under the laws of all jurisdictions in which it exists or carries on any material business, is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction which it carries on business and has all necessary certificates, licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business, except where the absence of such power and authority or failure to make any filing or obtain any certificate, licence, lease, permit, authorization or other approval would not result in an adverse material change to the Trust and the Subsidiaries taken as a whole, and all such certificates, licenses, leases, permits, authorizations or other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such certificates, licenses, leases, permits, authorizations or other approvals would not result in adverse material change;

(aa) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units; as at the date hereof 64,243,594 Trust Units and 1 Special Voting Unit (representing, in aggregate, 2,181,404 votes) are issued and outstanding as fully paid and non-assessable units in the capital of the Trust; and, as at the date hereof, 1,565,000 Trust Units are reserved for issuance on exercise of options granted pursuant to the Trust Unit Option Plan of the Trust, 2,181,404 Trust Units are reserved for issuance on exchange of Class B limited partnership units of AltaGas LP #1, 2,329,861 Trust Units are reserved for issuance pursuant to the DRIP Plans, 683,530 Trust Units are reserved for issuance pursuant to the Taylor Convertible Debentures, 180,433 Trust Units are reserved for issuance pursuant to the Warrants, and no other Trust Units or Special Voting Units of the Trust are reserved for issuance;

(bb) the authorized capital of AltaGas LP #1 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 56,690,420 Class A limited partnership units are issued and outstanding and legally and beneficially held by Holding Trust and 2,181,404 Class B limited partnership units are issued and outstanding and no other units of AltaGas LP #1 are reserved for issuance;

(cc) the authorized capital of AltaGas LP #2 consists of the interest of the General Partner in such partnership and an unlimited number of Class A limited partnership units and an unlimited number of Class B limited partnership units; as at the date hereof 55,477,608 Class A limited partnership units are issued and outstanding and legally and beneficially held by AltaGas LP #1 and no other units of AltaGas LP #2 are reserved for issuance;

(dd) the Trust, each Subsidiary and Holding Trust Trustee. is not (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole, or (ii) in violation of the provisions of the Declaration of Trust, articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust;

(ee) as at the date hereof, the principal amount outstanding under the Loan Agreement is $1,378,307,594 which amount is payable to AltaGas LP #2 by AltaGas, and the aggregate principal amount of the Series 1 Notes is $1,378,307,594, all of which

notes are legally and beneficially held by the Trust and there are no other notes of any series outstanding pursuant to the Holding Trust Note Indenture;

(ff) except as disclosed in the Prospectus and any Amendment, the execution and delivery of this Agreement and the issue, sale and delivery of the Offered Units pursuant to this Agreement and the performance or the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, any Subsidiary or Holding Trust Trustee. is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole, or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of the Trust, AltaGas LP #1 or any other Subsidiaries or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries, taken as a whole or the ability of the Trust or any Subsidiary to perform their obligations contemplated by this Agreement;

(gg) except as disclosed in the Prospectus and any Amendment, there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or (to the knowledge of the Trust) contemplated or threatened against or affecting the Trust or any Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, affairs, business prospects, operations, assets or condition (financial or otherwise) of the Trust and the Subsidiaries, taken as a whole, or which affect or are reasonably likely to affect the Distribution of the Offered Units or the validity of any action taken or to be taken by the Trust or any Subsidiary pursuant to or in connection with this Agreement;

(hh) except as disclosed in the Prospectus and any Amendment, since December 31, 2007, neither the Trust nor any Subsidiary has incurred, assumed or suffered any liability or any tax liability (in either case, absolute, accrued, contingent or otherwise) or entered into any transaction which is or is reasonably expected to be material to the Trust and the Subsidiaries, taken as whole, and is not in the ordinary course of business;

(ii) except as disclosed in the Prospectus and any Amendment, since December 31, 2007, there has not been any material change or a change in material fact (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, affairs, business prospects, operation, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) or capital or ownership of the Trust and the Subsidiaries, taken as whole;

(jj) the Trust is a "reporting issuer" or has equivalent status in each of the Qualifying Jurisdictions within the meaning of Securities Laws;

(kk) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Trust Units or any other securities of the Trust or any Subsidiary has been issued or made by any Securities Commission or other applicable regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or to the best of the knowledge of the Trust, are contemplated or threatened by any such authority;

(ll) Computershare Trust Company of Canada at its principal offices in Calgary and Toronto has been duly appointed as the registrar and transfer agent for the Trust Units;

(mm) each of the agreements which are material agreements to the Trust and the Subsidiaries, taken as whole, including the Material Agreements, have been duly and validly executed and delivered by the Trust or the Subsidiary, constitutes a valid or binding obligation of the Trust or the Subsidiary enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever enforceable terms, may be limited by applicable law, is in good standing and, except as disclosed in the Prospectus and any Amendment, there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(nn) the information and statements set forth in the Public Record were (or will be, as applicable) true, correct, and complete and did not (or will not, as applicable) contain any misrepresentation, as of the date of such information or statements and the Trust is not in default of any material requirement of Securities Laws;

(oo) the records and minute books of the Trust and its Subsidiaries which have been made available to the Underwriters and counsel to the Underwriters for review contain, in all material respects, complete and accurate minutes of all relevant

meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(pp) except as disclosed in the Prospectus and any Amendment, there are no outstanding claims, actions, suits, litigation, arbitration, investigations, proceedings or inquiries, whether or not purportedly on behalf of the Trust or any Subsidiary or, to the knowledge of the Trust or any Subsidiary, proposed or threatened in writing against the Trust or any Subsidiary which, if determined adversely to the Trust or any Subsidiary could have an adverse material affect on the Trust and the Subsidiaries, taken as a whole, their respective businesses, affairs, business prospects, operations, properties, liabilities or obligations (absolute, accrued, contingent or otherwise), capital or ownership, taken as a whole, or which may restrict or prohibit the ability of the Trust to perform its obligations hereunder;

(qq) the Trust and each Subsidiary have good and marketable title to all material property and assets free and clear of all liens and encumbrances and defects that would materially affect the value of such property and assets or materially interfere with the use made or to be made of such property and assets by them and, except as disclosed in the Prospectus and any Amendment, the Trust and each Subsidiary hold all of their material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made of such property by them and the Trust and each Subsidiary have not received notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Trust or any Subsidiary to the continued possession of the leased or subleased properties; and except as set forth in the Prospectus and any Amendment, the Trust and each Subsidiary own or lease all such properties as are necessary to their business as currently conducted; except in each case where such event might reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Trust and the Subsidiaries, taken as a whole;

(rr) except as disclosed in the Prospectus and any Amendment, the Trust and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Trust and each Subsidiary or their business, assets, employees, officers and directors are in full force and effect; the Trust and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Trust or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Trust and each Subsidiary have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain

similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and its Subsidiaries, taken as a whole;

(ss) except as disclosed in the Prospectus and any Amendment, the Trust and the Subsidiaries (i) are in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(tt) in the ordinary course of the business of the Trust and the Subsidiaries, such entities periodically review the effect of Environmental Laws on the business, operations and properties of the Trust and the Subsidiaries, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Trust and the Subsidiaries also conduct pre-acquisition investigations of new properties to identify potential violations of Environmental Laws, train management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establish procedures for communicating such incidents to its senior management. On the basis of such review, except as set forth in or contemplated in the Prospectus and any Amendment, neither the Trust nor any Subsidiary has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Trust and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(uu) other than pursuant to this Agreement, neither the Trust nor any Subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against it or the Underwriters for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Offered Units; and

(vv) the Trust, in making its decision to sell the Offered Units, did not rely on any material information concerning the Trust and the Subsidiaries, taken as a whole,

that, to its knowledge, is not publicly disclosed or is not disclosed in the Prospectus.

7. Covenants of the Trust and AltaGas LP #1

Each of the Trust and AltaGas LP #1 covenants to the Underwriters that:

(a) the Trust will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Amendment has been filed and Passport System receipt therefore, as applicable, has been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and a copy of such Passport System receipt;

(b) the Trust and AltaGas will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any securities regulatory authority of any order suspending or preventing the use of the Prospectus or any Amendment; (ii) the suspension of the qualification of the Offered Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any purposes listed in (i) or (ii) above; or (iv) any requests made by any securities regulatory authority for amending or supplementing the Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or suspension referred to in (i) and (ii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) the Trust and AltaGas shall, prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, take or use their reasonable best efforts to cause to be taken all steps and proceedings that may be required under Securities Laws to qualify the Offered Units for sale to the public in the Qualifying Jurisdictions through registrants registered under applicable laws who have complied with the relevant provisions of Securities Laws; and

(d) prior to the completion of the Distribution of the Offered Units in the Qualifying Jurisdictions, the Prospectus and any Amendment will comply with the requirements of Securities Laws, will provide full, true and plain disclosure of all material facts relating to the Trust, its Subsidiaries and to the Offered Units to the extent required by Securities Laws and will not contain any misrepresentation (provided that the foregoing covenant of the Trust and AltaGas LP #1 shall not apply to facts or information relating solely to the Underwriters or which are modified by or superseded by facts or information contained in the Prospectus or any Amendment).

8. Closing

The purchase by the Underwriters of the Offered Units under this Agreement shall take place at the offices of Stikeman Elliott LLP, Calgary, Alberta at 6:30 a.m. (Calgary time)

(the "**Closing Time**") on June 10, 2008 or at such other date and time as may be agreed upon in writing and as such date may be extended pursuant to Sections 5 or 14 (the "**Closing Date**"), but in any event no later than June 24, 2008.

The purchase and sale of any Option Units will occur at the place and time (the "**Additional Closing Time**") and on the date (the "**Additional Closing Date**") specified in the written notice to the Trust given by the Bookrunners, on behalf of the Underwriters, in connection with the exercise of the Over-Allotment Option, which date will not be earlier than the Closing Date or the second Business day after the giving of the notice or later than the fifth Business Day after the giving of the notice (and which closing, for greater certainty, may occur on a date that is more than 30 days after the Closing Date).

9. Closing Conditions

The Underwriters' obligations under this Agreement are conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Underwriters shall have received at the Closing Time one or more definitive certificates representing in aggregate the Firm Units registered in the name of Clarus Securities Inc., or in such other name or names as Clarus shall notify the Trust in writing not more than 24 hours prior to the Closing Time against delivery of the Purchase Price, net of the Underwriting Fee and net of estimated fees and expenses of counsel for the Underwriters and the estimated out-of-pocket expenses of the Underwriters as described in Section 12, by bank draft or wire transfer payable to or to the order of the Trust;

(b) the Underwriters shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Trust by the Chairman and Chief Executive Officer and Vice-President Finance and Chief Financial Officer, of the General Partner, on behalf of the Trust, and of AltaGas, or such other persons as may be agreed upon by the Underwriters, acting reasonably, certifying (in their capacity as officers of the Trust, or AltaGas, as the case may be, and not in their personal capacity) that to the knowledge, information and belief of such persons, after having made or caused to be made reasonable inquiries and having carefully examined the Prospectus and any Amendment and except as may be disclosed in the Prospectus or any Amendment:

(i) no order ceasing or suspending trading in the Trust Units has been issued and, to the knowledge of such persons, no proceedings for such purposes are pending or threatened;

(ii) since the date of the Prospectus, there has been no material change, occurrence or development as contemplated by Section 5 (other than a change, occurrence or development related to the Underwriters);

(iii) the representations and warranties of the Trust and AltaGas LP #1 herein are true and correct in all material respects at the Closing Time as if made as at such time;

(iv) each of the Trust and AltaGas LP #1 has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by it except to the extent that the same have been waived by the Underwriters in writing pursuant hereto; and

(v) as to such other matters as the Underwriters may reasonably request;

(c) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date and addressed to the Underwriters and their counsel, from counsel to the Trust with respect to:

(i) the Trust, each Subsidiary and Holding Trust Trustee being validly existing and the Trustee being duly appointed as the trustee of the Trust and Holding Trust Trustee being duly appointed as the trustee of Holding Trust;

(ii) all necessary actions having been taken by the Trust to authorize the signing and delivery by the Trust of the Base Shelf Prospectus and any Amendment;

(iii) all necessary action having been taken by the Trust to validly allot and issue to the Underwriters the Firm Units and the Option Units and to grant the Over-Allotment Option;

(iv) the Firm Units having been validly authorized and issued and outstanding as fully paid Trust Units;

(v) in reliance on the conditional listing letter of the TSX, the conditional approval of the TSX of the listing of the Firm Units and the Option Units, subject to standard listing conditions being completed on or before the date specified for such in such letter;

(vi) no consent, approval, authorization or order of or filing with any Canadian federal or provincial court or public, governmental or regulatory agency or body being required to be made or obtained by the Trust or any Subsidiary for the execution, delivery and performance by the Trust and the relevant Subsidiaries of this Agreement or for the consummation of the transactions contemplated hereby, except for such as have been made or obtained under Securities Laws;

(vii) each of the Trust and the Subsidiaries having all requisite corporate or equivalent power and authority to own, lease and operate its property and

assets and to carry on its business as described in the Prospectus and to execute, deliver and perform its obligations under the Material Agreements to which it is a party;

(viii) the conformity of the Trust Units and the Class B limited partnership units of AltaGas LP #1 to the description thereof in the Prospectus;

(ix) the due execution and delivery by the Trust and of each Subsidiary a party thereto of each of the Material Agreements and the legality, validity and enforceability of the Material Agreements against the Trust and each Subsidiary a party thereto (subject to usual qualifications);

(x) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Prospectus and the sale of the Offered Units at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (a) any of the terms, conditions or provisions of the Declaration of Trust, the articles, by-laws or resolutions of the Unitholders, partners or shareholders of the Trust and the Subsidiaries, as applicable, (b) any laws of Canada or the Province of Alberta, or (c) to the knowledge of such counsel, any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust or any Subsidiary is a party or by which it is bound or to which any of its property or assets is subject, including the Material Agreements, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the Subsidiaries taken as a whole;

(xi) the qualification under Securities Laws of the Offered Units for Distribution in each of the Qualifying Jurisdictions;

(xii) the form and terms of the certificate for the Trust Units having been approved and adopted by the Trustee on behalf of the Trust, and the compliance of such form with all legal requirements and the Declaration of Trust;

(xiii) the appointment as transfer agent and registrar for the Trust Units of the Trustee at its principal offices in the Cities of Calgary and Toronto;

(xiv) the confirmation of the accuracy and completeness of the sections in the Prospectus entitled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment"; and

(xv) as to such other matters as the Underwriters or counsel to the Underwriters may reasonably request;

(d) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date of counsel to the Underwriters as to such matters relating to the offering of the Offered Units as the Underwriters may reasonably require, it being understood that counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the provinces of Alberta or Canada and counsel to the Underwriters may rely on the opinions of counsel to the Trust as to matters which relate specifically to the Trust and the Subsidiaries;

(e) each of the Trust and AltaGas LP #1 shall have complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(f) the Trust shall not be or be deemed to be a reporting issuer or the equivalent thereof not in good standing and shall not be in default of any Securities Laws in the Qualifying Jurisdictions at the Closing Time if in the opinion of the Underwriters, acting reasonably, such failure to be in good standing or such default could have a material adverse effect on the Trust or the offering of Offered Units;

(g) the Underwriters shall have received at the Closing Time a comfort letter from the auditors of the Trust and from the auditors of Taylor dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in any comfort letters referred to in Section 3(e) and 3(f) forward to the Closing Time, provided that each such comfort letter shall be based on a review by the applicable auditors having a cut-off date not more than two Business Days prior to the Closing Time;

(h) the Underwriters shall have received at the Closing Time an opinion of the Trust's counsel dated the Closing Date and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language; and

(i) evidence satisfactory to the Underwriters that the distribution expected to be payable to Unitholders of record on or about June 25, 2008 will be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to June 25, 2008, on the Option Units.

If and when the Over-Allotment Option is exercised from time to time and as to all or any portion of the Option Units, a definitive certificate or certificates for such Option Units, and payment therefore, shall be delivered at the Additional Closing Time in the manner set forth in Section 9(a) above and upon the terms and conditions set forth above in Section 9(b) to (g) inclusive, except that references in Section 9 to the Closing Date and the Closing Time shall be deemed, for the purposes of this paragraph, to refer to the Additional Closing Date and the Additional Closing Time, respectively, and references in

such Section to the Firm Units shall be deemed, for the purposes of this paragraph, to refer to the Option Units being purchased by the Underwriters at such time.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and on the terms and conditions in respect of the purchase of any Option Units as would apply to the purchase of the Firm Units, and any steps to be taken or conditions to be satisfied in order to complete the sale of the Firm Units shall apply equally in order to complete the sale of any Option Units.

10. Indemnity

(a) Indemnity. Each of the Trust and AltaGas LP #1 (collectively, the **"Indemnifying Parties"**) covenants and agrees that it shall (subject to Sections 10(e) and 11) protect and indemnify the Underwriters and their respective shareholders, directors, officers, partners, employees and agents (the **"Indemnified Parties"**) from and against all losses (other than loss of profit and consequential damages in connection with the Distribution of the Offered Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(i) any breach of or default under any representation, warranty, covenant or agreement made by the Trust or AltaGas LP #1 in this Agreement or any other document to be delivered pursuant hereto;

(ii) any information or statement (except any information or statement furnished by or relating solely to the Underwriters or any of them) contained in the Prospectus, or any Amendment or any document incorporated by reference in such Prospectus or Amendment being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating to the Underwriters or any of them) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them) in the Prospectus or any Amendment or any document incorporated by reference in such Prospectus or Amendment (except any document or material delivered or filed by the Underwriters or any of them) preventing or restricting the trading in, the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions.

(b) Notification of Claims. If any claim contemplated by this Section 10 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 10 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall give notice to the Indemnifying Parties as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall not affect the Indemnifying Parties' liability and provided further that any failure to so notify in respect of any actual claim shall affect the Indemnifying Parties' liability under this Section 10 only to the extent that they are materially prejudiced by such failure).

(c) Retaining Counsel. The Indemnifying Parties shall, subject as hereinafter provided, be entitled (but not required) to assume conduct of any negotiations, defence or settlement on behalf of the Indemnified Party of any such claim or any suit brought to enforce such claim; provided that the conduct of any negotiations, defence or settlement shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Indemnifying Parties without the prior written consent of all parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to retain separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i) the Indemnifying Parties fail to assume the defence of such suit on behalf of the Indemnified Party within seven Business Days of receiving notice of such suit;

(ii) the employment of such counsel has been authorized by the Indemnifying Parties; or

(iii) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and one or more of the Indemnifying Parties and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Parties;

(in the case of each of (c)(i), (ii) and (iii) the Indemnifying Parties shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of one firm of separate counsel acceptable to the Indemnifying Parties, acting reasonably, for all Indemnified Parties and, in addition, one firm of local counsel acceptable to the Indemnifying Parties, acting reasonably, in each applicable jurisdiction).

(d) Right of Indemnity in Favour of Others. It is the intention of the Indemnifying Parties to constitute each Underwriter as the trustee for the respective Underwriters' directors, shareholders, officers, employees and agents of the covenants of the Indemnifying Parties under this Section 10 with respect to such Underwriter's directors, shareholders, officers, employees and agents and each Underwriter agrees to accept such trust and hold and enforce such covenants on behalf of such persons.

(e) Indemnity not Available. Notwithstanding the provisions of Section 10, the foregoing rights of indemnity shall not enure to an Indemnified Party if the Indemnifying Parties have complied with the provisions of Sections 3(g), 4 and 5 and the claim for indemnification relates to a person asserting a claim in respect of an alleged untrue statement in or alleged omission from the Prospectus, or any Amendment thereto, and such person was not provided with a copy of the document which corrects such alleged untrue statement or alleged omission and which is required, under applicable law, to be sent or delivered to such person by such Indemnified Party.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Indemnifying Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits and consequential damages) of the nature contemplated in Section 10 (including legal fees and disbursements) and suffered or incurred by the Indemnified Parties in such proportions so that the Indemnified Parties are responsible for that portion thereof as is represented by the percentage that the total Underwriting Fee payable by the Trust bears to the total gross proceeds to the Trust of the sale of the Offered Units (including the Underwriting Fee), both as determined pursuant to the provisions hereof, and the Indemnifying Parties shall be responsible for the balance whether or not they have been sued or sued separately; provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriting Fee or any portion thereof actually received.

The rights to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Indemnifying Parties notice thereof in writing, but failure to so notify shall not relieve the Indemnifying Parties of any obligation which they may have to the Indemnified Party under this Section 11, except to the extent that they are materially prejudiced by such failure, and the right of the applicable Indemnifying Parties to assume the defence of such Indemnified Party shall apply as set out in Section 10, with necessary changes in detail.

The Indemnifying Parties further agree not to claim contribution from the Indemnified Parties in the event of any action brought against the Indemnifying Parties as a result of any information, statement or omission referred to in Section 10(a)(ii) (except any information or statement or omission relating to the Underwriters or any of them).

12. Expenses of the Offering

Whether or not the transactions herein contemplated shall be completed and except as provided below, all expenses of or incidental to the sale of the Offered Units shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Offered Units, the fees and expenses of counsel and auditors to the Trust and Taylor, all marketing expenses including printing of marketing materials (including the confidential information memorandum) and road show expenses, all costs incurred in connection with the preparation, translation, printing and delivery of the Prospectus and any Amendment (including commercial copies thereof), the fees and expenses of counsel for the Underwriters (to a maximum of $100,000, inclusive of disbursements and GST) and the out-of-pocket expenses of the Underwriters.

13. Termination

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel the Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding whether formal or informal is announced, threatened or commenced or any order is issued under or pursuant to any statute, or otherwise (except for any inquiry, investigation or other proceeding, or any order, based upon the activities or alleged activities of the Underwriters or the Selling Firms); or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict the trading in the Offered Units or the completion of the offering of Offered Units or would be expected to have a material adverse effect on the market price or value of the Trust Units, by giving the Trust written notice to that effect at any time prior to the Closing Time;

(b) any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the distribution of the Offered Units is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory or judicial authority or the TSX (other than as a result of any act or omission of the Underwriter contrary to the terms of the Agreement), and the same has not been rescinded, revoked or withdrawn;

(c) if, prior to the Closing Time, there shall occur any change, occurrence or development as is contemplated in Section 5 (other than a change, occurrence or

development related to the Underwriter), which in the Underwriter's opinion could be reasonably expected to have a material adverse effect on the market price or value of the Offered Units, by giving the Trust written notice to that effect prior to Closing Time;

(d) if, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any action, government law or regulation or inquiry which in the Underwriter's reasonable opinion seriously adversely affects, or may seriously adversely affect, the financial markets or the business of the Trust in each case taken as a whole, by giving the Trust written notice to that effect prior to the Closing Time;

(e) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(f) the Underwriters shall become aware, through their due diligence investigations or otherwise, of any material information with respect to the Trust or any of its Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Units, or which adversely impacts the distribution or the marketability of the Offered Units; or

(g) the Trust or AltaGas LP #1 shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

If any Underwriter terminates its obligations hereunder pursuant to this Section 13, the liability of the Trust and AltaGas LP #1 hereunder to the Underwriter, if any, and the liability of the Underwriter hereunder to the Trust and AltaGas LP #1, if any, shall be limited to the respective obligations of such parties under Sections 10, 11 and 12.

14. Underwriting Percentages

(a) The Underwriters' obligation to purchase the Firm Units at the Closing Time (and the Option Units, if any, at the Additional Closing Time) shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the percentages set forth in Schedule A of the aggregate amount of Firm Units to be purchased at the Closing Time (or the Option Units, if any, at the Additional Closing Time).

(b) If one or more of the Underwriters shall fail or refuse to purchase its or their applicable percentages set forth in Schedule A of the aggregate amount of the

Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 5% of the aggregate number of Firm Units to be purchased at the Closing Time, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth in Schedule A opposite their name bears to the aggregate of the percentages set forth opposite the names of all such non-defaulting Underwriters, to purchase the Firm Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

(c) If any one or more of the Underwriters shall not purchase its applicable percentage of the Firm Units at the Closing Time and the number of such Firm Units which such defaulting Underwriters or Underwriters agreed but failed or refused to purchase is more than 5% of the aggregate number of Firm Units to be purchased at such time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Units which would otherwise have been purchased by such defaulting Underwriters; the non-defaulting Underwriters exercising such right shall purchase such Firm Units pro rata to their respective percentages as set forth in Section 14(a) or in such other proportions as they may otherwise agree. If such right is exercised, the non-defaulting Underwriters shall have the right to postpone the Closing Date for such period, not exceeding five Business Days in order that the required changes, if any, including an Amendment to the Prospectus Supplement or in any other documents or arrangements may be effected. If such right is not exercised, each of the other Underwriters not in default shall be relieved of all obligations to the Trust under this Agreement upon submission to the Trust of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time. Nothing in this Section 14 shall oblige the Trust to sell to any or all of the Underwriters less than all of the aggregate amount of the Firm Units or shall relieve any of the Underwriters in default hereunder from liability to the Trust.

15. Black-out Period

The Trust hereby agrees that without the prior consent of the Bookrunners, which consent shall not be unreasonably withheld, it will not, during the period ending 90 days after the Closing Date, (i) offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or Special Voting Units of the Trust or any securities convertible into or exercisable or exchangeable for such units (and will not permit any Subsidiary, including AltaGas LP #1 or AltaGas LP #2 to undertake any of the aforementioned transactions) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such units, or such other securities, in cash or otherwise, provided that this Section 15 shall not

restrict the grant of options, or the issue of Trust Units on exercise of options granted, pursuant to the Trust Unit Option Plan of the Trust, Trust Units issued pursuant to the Midterm Incentive Plan of the Trust, Trust Units issued on exchange of Class B limited partnership units of AltaGas LP #1 and Trust Units issued pursuant to the DRIP Plans.

16. Termination/Waiver

All material terms and conditions of this offer shall be construed as conditions, and any breach or failure to comply with any material terms or conditions shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriters' obligations to purchase the Offered Units by giving written notice to that effect to the Trust prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriters any such waiver or extension must be in writing.

17. Contracts of the Trust

The parties hereto acknowledge that the General Partner is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the General Partner or any of the Unitholders of the Trust and that any recourse against the Trust, the General Partner or any Unitholder in any manner in respect of indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust.

18. Distributions

The Trust agrees that, provided the Closing Date occurs on or prior to June 25, 2008, it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.175 per Trust Unit which is payable on June 15, 2008 to Unitholders of record on May 25, 2008. The Trust agrees that it is a material term of this Agreement and the determination of the purchase price of the Offered Units that the distribution expected to be paid to Unitholders of record on June 25, 2008 be paid on Firm Units and, if the Additional Closing Date occurs on or prior to June 25, 2008, the Option Units. Accordingly, the Trust agrees that if for any reason the conditions referred to in Section 9 are not satisfied (other than as a result of the Closing Date or the Additional Closing Date (if it was otherwise scheduled to occur on or prior to June 25, 2008), as the case may be, not occurring before June 25, 2008 as a result of a default by the Underwriters hereunder), the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Additional Closing Date was scheduled to

occur on or prior to June 25, 2008, the Option Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectus and in any other document or arrangements may be effected.

19. Survival

The representations, warranties, obligations and agreements of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years from the Closing Date notwithstanding any subsequent disposition by the Underwriters of the Offered Units, but where expressly limited to a particular date shall continue to speak only as of such date, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

20. Notices

Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or AltaGas LP #1, 1700, 355 - 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Attention: Dennis Dawson, Vice-President, General Counsel and Corporate Secretary, facsimile (403) 691-7576; in the case of the Underwriters to: (i) Clarus Securities Inc., Waterfront Centre, Suite 1615-200 Burrard Street, Vancouver, B.C., V6C 3L6, Attention: Rod Campbell, facsimile (604) 605-5704, and (ii) Scotia Capital Inc., Scotia Centre, Suite 1800, 700 – 2nd Street S.W., Calgary, Alberta, T2P 2W1, Attention: David A. Potter, facsimile (403) 269-8355 and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The parties and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

21. Time

Time shall be of the essence in this Agreement.

22. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein, and the courts of the Province of Alberta shall have exclusive jurisdiction over any dispute hereunder.

23. Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

24. Over-Allotment/Stabilization

In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Units at levels other then those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Severability

If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to impair or affect the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

26. Entire Agreement

This Agreement constitutes the entire agreement among the Trust, AltaGas LP #1 and the Underwriters in connection with the offering of the Offered Units and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.

27. Counterparts/Facsimile Signatures

This Agreement may be executed in one or more counterparts together constituting one original document which shall be effective as of the date hereof. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this

Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

28. Authority of the Bookrunners

The Bookrunners are hereby authorized by each of the other Underwriters to act on its behalf and the Trust and AltaGas LP #1 shall be entitled to and shall act on any notice given in accordance with Section 20 or any agreement entered into by or on behalf of the Underwriters by the Bookrunners, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 10 which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 13, which notice may be given by any of the Underwriters, any exercise of the rights of the Underwriters, under Section 14, which shall be exercised by all the non-defaulting Underwriters, or any waiver pursuant to Section 16, which waiver must be signed by all of the Underwriters.

29. United States Selling Restrictions

The Trust and AltaGas LP #1 and the Underwriters acknowledge that the attached Schedule B is incorporated into and forms part of this Agreement. The Underwriters agree that any offer or sale of the Offered Units in the United States or to U.S. persons will be made in accordance with Schedule B. The Trust and AltaGas LP #1 and the Underwriters make the representations, warranties and covenants attributable to them as set forth in Schedule B.

If the foregoing accurately reflects our agreement, please confirm this by signing the enclosed copies of this letter at the place indicated and returning the same to Clarus Securities Inc., on behalf of the Underwriters.

Yours very truly,

CLARUS SECURITIES INC.

By: *"Rod Campbell"*

SCOTIA CAPITAL INC.

By: *"David A. Potter"*

BMO NESBITT BURNS INC.

By: *"Kevin A. Everingham"*

CIBC WORLD MARKETS INC.

By: *"Timothy W. Watson"*

RBC DOMINION SECURITIES INC.

By: *"Derek Neldner"*

HSBC SECURITIES (CANADA) INC.

By: *"Rod A. McIsaac"*

NATIONAL BANK FINANCIAL INC.

By: *"Iain Watson"*

TD SECURITIES INC.

By: *"Alec W.G. Clark"*

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

ALTAGAS INCOME TRUST
by its agent, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Deborah S. Stein"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its agent, AltaGas General Partner Inc.

Per: *"David W. Cornhill"*

Per: *"Deborah S. Stein"*

[EXECUTION PAGE TO THE MAY 29, 2008 ALTAGAS INCOME TRUST UNDERWRITING AGREEMENT]

SCHEDULE A

Clarus Securities Inc.	30.0%
Scotia Capital Inc.	25.0%
BMO Nesbitt Burns Inc.	10.0%
CIBC World Markets Inc.	10.0%
RBC Dominion Securities Inc.	10.0%
HSBC Securities (Canada) Inc.	5.0%
National Bank Financial Inc.	5.0%
TD Securities Inc.	5.0%
	100%

SCHEDULE B
TO
UNDERWRITING AGREEMENT

TERMS AND CONDITIONS FOR
UNITED STATES OFFERS AND SALES

*This is Schedule B to the Underwriting Agreement made as of May 29, 2008 among Clarus Securities Inc., Scotia Capital Inc. and each of the other underwriters listed in Schedule A to the Underwriting Agreement (collectively, the "**Underwriters**"), AltaGas Income Trust ("**Trust**") and AltaGas Holding Limited Partnership No. 1.*

Capitalized terms used in this Schedule B and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule B is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule B, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Units;

"**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144**" means Rule 144 adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to the Underwriting Agreement;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents, warrants, covenants and agrees to and with the Trust that:

    (a) it acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Offered Units constituting part of its allotment except in accordance with Rule 144A;

    (b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units within the United States, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Trust; and

    (c) it shall require each Selling Dealer Group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each Selling Dealer Group member complies with, the applicable provisions of this Schedule B as if such provisions applied to such Selling Dealer Group member.

    (d) all offers and sales of the Offered Units in the United States will be effected through one or more United States affiliates of an Underwriter (each, a **"U.S. Affiliate"**) in accordance with all applicable U.S. broker-dealer requirements;

    (e) each U.S. Affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer under the U.S. Exchange Act, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc.;

    (f) it will not, either directly or through a U.S. Affiliate, solicit offers for, or offer to sell, the Offered Units in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Units;

    (g) it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Units in the United States only from, and will offer the Offered Units only to,

persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A;

(h) it will deliver, through a U.S. Affiliate, a copy of a U.S. placement memorandum (the "**U.S. Placement Memorandum**") including the Prospectus, in the form agreed by the Trust and the Underwriters, and each purchaser will have received at or prior to the time of purchase of any Offered Units, the U.S. Placement Memorandum including the Prospectus.

(i) it shall cause each U.S. Affiliate to agree, for the benefit of the Trust, to the same provisions as are contained in paragraph 1 of this Schedule B;

(j) at least one business day prior to closing, it shall cause each U.S. Affiliate to provide Computershare Trust Company of Canada ("**Transfer Agent**") with a list of all purchasers of the Offered Units in the United States; and

(k) if it or its U.S. Affiliates have offered or sold Offered Units in the United States, at closing it, together with each such U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule B, or will be deemed to have represented that neither it nor they offered or sold Offered Units in the United States.

2. The Trust represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a "foreign issuer" (as such term is defined in Regulation S) and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units;

(b) it is not, and giving effect to the offering and sale of the Offered Units and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) at the date hereof, the Offered Units are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Offered Units and any prospective purchaser

of Offered Units designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4), of Rule 144A;

(e) none of it, its affiliates or any person acting on its or their behalf has offered or will offer to sell the Offered Units by means of any form of General Solicitation or General Advertising; and

(f) none of it, its affiliates or any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Offered Units.

EXHIBIT 1 TO SCHEDULE B
FORM OF UNDERWRITERS' CERTIFICATE

In connection with the offer and sale of the trust units (the "**Securities**") of AltaGas Income Trust (the "**Trust**") to one or more U.S. institutional investors, the undersigned **[Name of Underwriter]**, on behalf of the several underwriters (the "**Underwriters**") referred to in the Underwriting Agreement dated as of May 29, 2008 among the Trust, AltaGas Holding Limited Partnership No. 1 and the Underwriters (the "**Underwriting Agreement**"), and **[Name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Affiliate**"), do hereby certify that:

(a) the U.S. Affiliate is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc. on the date hereof, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(b) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"));

(c) each offeree was provided with a copy of the U.S. placement memorandum (the "**U.S. Placement Memorandum**"), including the Canadian prospectus supplement dated June 2, 2008 and the short form base shelf prospectus dated August 8, 2007 to which it relates (together, the "**Prospectus**") for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(d) immediately prior to transmitting the U.S. Placement Memorandum to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "**Qualified Institutional Buyer**"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

[UNDERWRITER]	**[U.S. AFFILIATE]**
By: ______________________	By: ______________________
•	•
By: ______________________	By: ______________________
•	•

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

AltaGas Income Trust ("**AltaGas**")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

2. Date of Material Change:

May 29, 2008

3. News Release:

A press release disclosing the nature and substance of the material change was issued by AltaGas on May 29, 2008 through Marketwire.

4. Summary of Material Change:

On May 29, 2008, AltaGas announced that it had entered into an agreement with a syndicate of underwriters, co-led by Clarus Securities Inc. and Scotia Capital Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 3,825,000 trust units ("**Units**") at a purchase price of $26.20 per Unit, for gross proceeds of approximately $100 million. In addition, AltaGas granted an option to the underwriters to purchase up to an additional 573,750 Units at a price of $26.20 per Unit for a period of 30 days from the closing of the offering.

Closing is anticipated to occur on or before June 10, 2008.

5. Full Description of Material Change:

On May 29, 2008, AltaGas announced that it had entered into an agreement with a syndicate of underwriters, co-led by Clarus Securities Inc. and Scotia Capital Inc. under which the underwriters agreed to purchase from AltaGas and sell to the public 3,825,000 trust units ("**Units**") at a purchase price of $26.20 per Unit, for gross proceeds of approximately $100 million. In addition, AltaGas granted an option to the underwriters to purchase up to an additional 573,750 Units at a price of $26.20 per Unit for a period of 30 days from the closing of the offering.

The net proceeds of the offering will be used to repay indebtedness, fund ongoing capital programs and for general trust purposes.

The Units will be issued pursuant to a prospectus supplement that will be filed with securities regulatory authorities in Canada under AltaGas' short form base shelf prospectus dated August 8, 2007.

Purchasers under this offering will be entitled to participate in cash distributions in July, 2008, expected to have a record date of June 25, 2008 and a payment date of July 15, 2008.

Closing is anticipated to occur on or before June 10, 2008.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Dennis A. Dawson
Vice President, General Counsel and Corporate Secretary
AltaGas General Partner Inc., as agent of AltaGas Income Trust
Telephone: (403) 691-7575

9. Date of Report:

June 6, 2008.

AltaGas **NEWS RELEASE**

ALTAGAS TO ISSUE $100 MILLION OF TRUST UNITS

Calgary, Alberta (May 29, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has entered into an agreement with a syndicate of underwriters, co-led by Clarus Securities Inc. and Scotia Capital Inc. under which the underwriters have agreed to purchase from AltaGas and sell to the public 3,825,000 trust units ("Trust Units") at a purchase price of $26.20 per Trust Unit, for gross proceeds of approximately $100 million. The net proceeds of the offering will be used to repay indebtedness, fund ongoing capital programs and for general Trust purposes. Closing is anticipated to occur on or before June 10, 2008.

AltaGas has also granted an option to the underwriters to purchase up to an additional 573,750 Trust Units at a price of $26.20 per Trust Unit for a period of 30 days from the closing of the offering.

The Trust Units will be issued pursuant to a prospectus supplement that will be filed with securities regulatory authorities in Canada under AltaGas' short form base shelf prospectus dated August 8, 2007.

Purchasers under this offering will be entitled to participate in cash distributions in July, 2008, expected to have a record date of June 25, 2008 and a payment date of July 15, 2008.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The Trust Units offered are not, and will not be, registered under the securities laws of the United States of America, nor any State thereof, and may not be sold in the United States of America absent registration in the United States or the availability of an exemption from such registration.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business

projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Todd Hurman
(403) 691-7139
todd.hurman@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F1 Certification of ***David W. Cornhill, Chairman and Chief Executive Officer*** dated ***May 13, 2008*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***used the format of Form 52-109F1. The Certification should have used Form 52-109F2.*** The Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***David W. Cornhill, Chairman and Chief Executive Officer dated June 11, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: ***June 11, 2008***

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2008

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

SEC File # 82-3491

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F1 Certification of ***David W. Cornhill, Chairman and Chief Executive Officer*** dated ***May 13, 2008*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***used the format of Form 52-109F1. The Certification should have used Form 52-109F2.*** The Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***David W. Cornhill, Chairman and Chief Executive Officer dated June 11, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: ***June 11, 2008***

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2008

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

AltaGas

SEC File # 82-34911

BY SEDAR

May 26, 2008

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **AltaGas Income Trust ("AltaGas") - Results of Annual Meeting of Unitholders held on April 24, 2008**

Pursuant to Section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations,* please be advised that in connection with the annual meeting of AltaGas unitholders held on April 24, 2008, the following matters were considered and approved in the manner set forth below at that meeting:

1. An ordinary resolution directing Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of the Trust dated March 6, 2008 as directors of AltaGas General Partner Inc. (the "General Partner").

	Total
Votes for	42,958,821
Votes withheld	367,527
Total Votes Cast	43,326,348
Percentage of Votes in Favour of Resolution	99.15%
Percentage of Votes Withheld from Resolution	0.85%

2. An ordinary resolution appointing Ernst & Young LLP as auditors of the Trust and authorizing the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.

SEC File # 82-34911

	Total
Votes for	42,365,480
Votes withheld	960,868
Total Votes Cast	43,326,348
Percentage of Votes in Favour of Resolution	97.78%
Percentage of Votes Withheld from Resolution	2.22%

We trust that you will find the foregoing to be of assistance.

Yours truly,

"Dennis A. Dawson"

Dennis A. Dawson
Vice President, General Counsel & Corporate Secretary of AltaGas General Partner Inc., as agent for AltaGas Income Trust

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 Certification of ***David W. Cornhill, Chairman and Chief Executive Officer*** dated ***May 8, 2007*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***should have been dated May 9, 2007*** and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***David W. Cornhill, Chairman and Chief Executive Officer dated May 22, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: **May 22, 2008**

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2008

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 Certification of ***Richard M Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer*** dated ***May 8, 2007*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***should have been dated May 9, 2007*** and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***Deborah S. Stein, Vice President Finance and Chief Financial Officer dated May 22, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: **May 22, 2008**

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2008

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 Certification of ***David W. Cornhill, Chairman and Chief Executive Officer*** dated ***August 7, 2007*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***should have been dated August 8, 2007*** and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***David W. Cornhill, Chairman and Chief Executive Officer dated May 22, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: **May 22, 2008**

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2008

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

SEC File # 82-34911

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 Certification of ***Richard M. Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer*** dated ***August 7, 2007*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***should have been dated August 8, 2007*** and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***Deborah S. Stein, Vice President Finance and Chief Financial Officer dated May 22, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: **May 22, 2008**

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2008

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 Certification of ***David W. Cornhill, Chairman and Chief Executive Officer*** dated ***November 6, 2007*** (The "Original certificate") filed by of ***AltaGas Income Trust*** (the "Issuer") with the Canadian securities regulatory authorities through the System of Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate ***should have been dated November 7, 2007*** and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the ***Form 52-109F2*** of ***David W. Cornhill, Chairman and Chief Executive Officer dated May 22, 2008*** filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: **May 22, 2008**

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2008

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement de la Fiducie au 31 mars 2008 et pour le trimestre terminé à cette date, en regard du trimestre terminé le 31 mars 2007. Le présent rapport de gestion, daté du 8 mai 2008, doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 31 mars 2008 et pour le trimestre terminé à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2007.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire d'information, la déclaration d'acquisition d'entreprise et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, se trouvent également dans le site Web de la Fiducie ou directement dans le site de SEDAR à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), ainsi que par PremStar Energy Canada Limited Partnership (PremStar) et ECNG Energy L.P. (collectivement les «filiales actives»). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS FINANCIERS CONSOLIDÉS (en millions de dollars)	Trimestres terminés les 31 mars **2008**	2007
Produits	**444,5**	428,1
Gains latents sur gestion du risque	**0,6**	0,1
Produits nets[1]	**110,7**	79,3
BAIIA[1]	**63,6**	41,2
BAIIA avant gains latents sur gestion du risque[1]	**63,0**	41,1
Bénéfice d'exploitation[1]	**47,6**	29,0
Bénéfice d'exploitation avant gains latents sur gestion du risque[1]	**47,0**	28,9
Bénéfice net	**37,6**	24,6
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**37,3**	25,1
Bénéfice net avant impôts[1]	**40,6**	26,0
Total de l'actif	**1 995,7**	1 213,9
Total du passif à long terme	**898,8**	392,8
Acquisitions nettes d'immobilisations	**647,8**	5,2
Distributions déclarées[2]	**34,6**	28,9
Flux de trésorerie		
Flux de trésorerie d'exploitation	**37,0**	46,1
Liquidités provenant de l'exploitation[1]	**56,3**	38,2

(en dollars par part)	Trimestres terminés les 31 mars **2008**	2007
BAIIA[1]	**0,98**	0,73
BAIIA avant gains latents sur gestion du risque[1]	**0,97**	0,73
Bénéfice net – de base	**0,58**	0,43
Bénéfice net – dilué	**0,57**	0,43
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1]	**0,57**	0,44
Bénéfice net avant impôts[1]	**0,62**	0,46
Distributions déclarées[2]	**0,525**	0,51
Flux de trésorerie		
Flux de trésorerie d'exploitation	**0,57**	0,81
Liquidités provenant de l'exploitation[1]	**0,87**	0,67
Parts en circulation – de base (en millions)		
Au cours de la période[3]	**65,1**	56,7
À la fin de la période	**66,2**	56,9

1 *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2 *Distributions mensuelles déclarées de 0,175 $ par part à compter d'août 2007. De janvier 2007 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées.*

3 *Moyenne pondérée.*

REVUE FINANCIÈRE CONSOLIDÉE

Le bénéfice net pour le trimestre terminé le 31 mars 2008 a atteint 37,6 millions de dollars (0,58 $ par part – de base), comparativement à 24,6 millions de dollars (0,43 $ par part – de base) pour le trimestre correspondant de 2007. L'accroissement du bénéfice net est surtout attribuable à une plus importante infrastructure énergétique par suite de l'acquisition de Taylor, à des différentiels de fractionnement plus élevés et à l'augmentation des volumes d'extraction exposés aux différentiels de fractionnement, neutralisés en partie par une baisse du débit du secteur Collecte et traitement sur place. Dans le secteur Production d'électricité, la progression du bénéfice net s'explique par l'augmentation des prix moyens reçus à la vente d'électricité contrebalancée en partie par la hausse des coûts liés aux ententes d'achat d'électricité (EAE) et des coûts liés à l'environnement. Le bénéfice net a également progressé en raison du gain latent de la juste valeur des contrats de gestion des risques et a subi l'incidence de la hausse négative des frais d'administration, des intérêts débiteurs et des impôts.

Le bénéfice d'exploitation du secteur du gaz s'est établi à 28,9 millions de dollars comparativement à 13,2 millions de dollars au trimestre correspondant de 2007. Le bénéfice d'exploitation dans le secteur Production d'électricité pour le premier trimestre de 2008 a été de 25,9 millions de dollars, en regard de 22,1 millions de dollars au premier trimestre de 2007. Au cours du premier trimestre de 2008, le bénéfice d'exploitation des secteurs du gaz et Production d'électricité s'est fixé respectivement à 53 % et à 47 %, soit le bénéfice d'exploitation total, en regard respectivement de 37 % et de 63 % pour la période correspondante de 2007. L'équilibre amélioré entre les secteurs du gaz et Production d'électricité rend compte de la stratégie de la Fiducie qui veut détenir un portefeuille d'actifs plus équilibré.

Les produits nets consolidés pour le trimestre terminé le 31 mars 2008 se sont établis à 110,7 millions de dollars, alors qu'ils ont atteint 79,3 millions de dollars au cours du trimestre correspondant de l'exercice précédent. Dans le secteur du gaz, la hausse des produits nets au premier trimestre de 2008 a été attribuable aux installations supplémentaires de traitement et de transport, à l'accroissement des différentiels de fractionnement, à la progression des volumes exposés aux différentiels de fractionnement et à l'augmentation des taux dans le secteur Collecte et traitement sur place. Ces augmentations ont été en partie contrebalancées par une baisse du débit de certaines installations du secteur Collecte et traitement sur place, la vente de propriétés de pétrole et de gaz naturel au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe et le recul des volumes du secteur Services énergétiques. Dans le secteur Production d'électricité, l'accroissement des produits nets découle des prix de vente d'électricité plus élevés, neutralisé par la hausse des coûts liés aux EAE et à l'environnement. De plus, un gain latent sur la juste valeur des contrats de gestion des risques a fait augmenter les produits nets.

Les charges d'exploitation et d'administration pour le premier trimestre de 2008 ont été de 47,1 millions de dollars, par rapport à 38,1 millions de dollars pour le trimestre correspondant de 2007. Cette hausse est attribuable aux installations nouvelles et agrandies dans le secteur du gaz et aux coûts plus élevés pour soutenir la croissance de la Fiducie.

La dotation aux amortissements du premier trimestre de 2008 a régressé pour s'établir à 16,0 millions de dollars, par rapport à 12,2 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation a été occasionnée par l'acquisition de Taylor, compensée par la vente de propriétés de pétrole et de gaz au milieu de 2007.

Les intérêts débiteurs du premier trimestre de 2008 se sont établis à 7,0 millions de dollars, comparativement à 3,0 millions de dollars pour le trimestre correspondant de 2007. Cette progression est attribuable à une hausse du solde d'endettement moyen de 577,2 millions de dollars en regard de 256,0 millions de dollars pour la période correspondante de 2007. Le taux d'emprunt moyen a été de 5,1 % pour les premiers trimestres de 2008 et de 2007.

Au premier trimestre de 2008, la Fiducie a constaté une charge d'impôts de 3,0 millions de dollars, en regard d'une charge d'impôts de 1,4 million de dollars pour le trimestre correspondant de l'exercice précédent. L'accroissement de la charge d'impôts s'explique par la croissance du bénéfice imposable, neutralisée par une réduction des taux d'imposition des sociétés du gouvernement fédéral entrés en vigueur au quatrième trimestre de 2007 comparativement aux taux en vigueur au premier trimestre de 2007.

PERSPECTIVES EN MATIERE DE CAPITAUX

La stratégie d'AltaGas consiste à augmenter au maximum la rentabilité de ses actifs existants et à élargir son infrastructure énergétique pour créer de la valeur à long terme et accroître les rendements pour ses investisseurs. Pour exécuter sa stratégie, AltaGas prévoit des dépenses en immobilisations approximatives respectivement de 150 millions de dollars et de 250 millions de dollars en 2008 et en 2009, réparties dans une proportion d'environ 60 % pour le gaz et 40 % pour l'électricité pour ces deux exercices. Cette estimation est fondée sur des projets qui en sont à diverses étapes de développement.

Centrales hydroélectriques au fil de l'eau en développement

AltaGas compte six projets hydroélectriques au fil de l'eau en développement, d'une capacité prévue de 70 MW d'énergie renouvelable. Les projets en sont à diverses étapes de développement; la réalisation du projet de 14 MW de Rainy River situé près de Gibson (Colombie-Britannique) est avancée. Compte tenu de l'issue du processus de recours à l'énergie propre de BC Hydro, AltaGas prévoit que l'électricité produite à Rainy River sera vendue à BC Hydro. Rainy River pourrait être en exploitation dès 2010 et devrait coûter entre 40 et 45 millions de dollars, qui ne sont pas inclus dans les dépenses en capital estimatives susmentionnées. Les projets hydroélectriques au fil de l'eau en développement feront l'objet de diverses approbations réglementaires et environnementales.

Projets du complexe Harmattan

AltaGas investira 24 millions de dollars pour construire des installations hors site ainsi qu'un gazoduc de 30 kilomètres entre le complexe Harmattan et une usine de gaz dans la zone Carstairs dans le sud de l'Alberta. Elle commandera également un nouveau réseau de collecte à l'Ouest et le prolongement du réseau de collecte existant au Nord, pour environ 7 millions de dollars. Afin de réduire les charges d'exploitation et d'accroître la fiabilité du complexe, 24 millions de dollars supplémentaires seront injectés pour en améliorer l'efficacité. Ces coûts sont compris dans les dépenses en immobilisations estimatives de 150 millions de dollars déjà annoncées pour 2008, et ces projets devraient être en service au quatrième trimestre de 2008.

Projet Pouce Coupe

AltaGas prévoit investir environ 25 millions de dollars dans l'expansion de sa capacité de traitement du gaz corrosif à son installation de Pouce Coupe, ce qui ajoutera une capacité de traitement d'environ 20 mmpc/j à l'installation existante, qui traite actuellement 7 mmpc/j de gaz non corrosif. Le développement est à l'étape de l'approbation réglementaire. Les coûts sont inclus dans les dépenses en immobilisations estimatives de 150 millions de dollars prévues en 2008.

L'information sur les projets susmentionnés est mise à jour pour le premier trimestre. Pour plus de renseignements sur les autres projets en cours d'AltaGas, veuillez vous reporter au rapport annuel de 2007. Tous les projets du rapport annuel de 2007 qui n'ont pas été mentionnés respectent l'échéancier d'achèvement et le budget.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec des mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée.

Produits nets

	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits nets	**110,7**	79,3
Ajouter : Coût des produits vendus	**333,8**	348,8
Produits (mesure financière conforme aux PCGR)	**444,5**	428,1

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et de l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation

	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Bénéfice d'exploitation	**47,6**	29,0
Déduire : Intérêts débiteurs	**(7,0)**	(3,0)
Charge d'impôts	**(3,0)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

Bénéfice d'exploitation avant gains latents sur gestion du risque

	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Bénéfice d'exploitation avant gains latents sur gestion du risque	**47,0**	28,9
Ajouter (déduire) : Gains latents sur gestion du risque	**0,6**	0,1
Intérêts débiteurs	**(7,0)**	(3,0)
Charge d'impôts	**(3,0)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le bénéfice net avant gains latents sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant la comptabilisation de leur financement, des impôts auxquels elles sont assujetties et de l'incidence des gains (pertes) provenant des activités de gestion du risque ayant influé sur l'exploitation. Le bénéfice net avant gains latents sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés pour tenir compte des gains latents sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement.

BAIIA	Trimestres terminés les	
		31 mars
(en millions de dollars)	**2008**	2007
BAIIA	**63,6**	41,2
Déduire : Amortissement	**(16,0)**	(12,2)
Intérêts débiteurs	**(7,0)**	(3,0)
Charge d'impôts	**(3,0)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents sur gestion du risque	Trimestres terminés les	
		31 mars
(en millions de dollars)	**2008**	2007
BAIIA avant gains latents sur gestion du risque	**63,0**	41,1
Ajouter (déduire) : Gains latents sur gestion du risque	**0,6**	0,1
Amortissement	**(16,0)**	(12,2)
Intérêts débiteurs	**(7,0)**	(3,0)
Charge d'impôts	**(3,0)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le BAIIA avant gains latents sur gestion du risque est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de l'incidence des gains latents (pertes latentes) provenant des activités de gestion du risque, ainsi que du financement des activités commerciales, l'amortissement de leurs actifs ou les impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés pour tenir compte des gains latents sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts	Trimestres terminés les	
		31 mars
(en millions de dollars)	**2008**	2007
Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts	**37,3**	25,1
Ajouter (déduire) : Gains latents sur gestion du risque	**0,6**	0,1
Charge d'impôts sur gestion du risque	**(0,3)**	(0,6)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque ajustés en fonction des impôts reflète mieux la rentabilité que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations liées aux prix des marchandises et aux taux de change au fil du temps.

Bénéfice net avant impôts	Trimestres terminés les	
		31 mars
(en millions de dollars)	**2008**	2007
Bénéfice net avant impôts	**40,6**	26,0
Déduire : Charge d'impôts	**(3,0)**	(1,4)
Bénéfice net (mesure financière conforme aux PCGR)	**37,6**	24,6

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont imposés, qui peut changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net réduit de la charge d'impôts.

Liquidités provenant de l'exploitation	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Liquidités provenant de l'exploitation	**56,3**	38,2
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**(19,3)**	8,0
Obligations liées à la mise hors service d'immobilisations réglées	-	(0,1)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**37,0**	46,1

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement des activités d'exploitation, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, bénéfice d'exploitation avant gains latents sur gestion du risque, BAIIA, BAIIA avant gains latents sur gestion du risque, bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation, s'entendent au sens qui leur est donné dans cette section.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Extraction et transport	**24,8**	8,5
Collecte et traitement sur place	**4,3**	4,2
Services énergétiques	**(0,2)**	0,5
Production d'électricité	**25,9**	22,1
Siège social	**(7,2)**	(6,3)
	47,6	29,0
Bénéfice d'exploitation avant gains latents sur gestion du risque	**47,0**	28,9

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN. Par suite de l'acquisition de Taylor en janvier 2008, AltaGas a ajouté une participation dans l'usine d'extraction Younger (Colombie-Britannique), a acquis le complexe Harmattan, le réseau de livraison d'éthane (EDS) et le gazoduc de charges d'alimentation de Joffre (JFP), en Alberta, et a porté sa participation de 50 % à 100 % dans l'usine d'extraction de Joffre.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits	**109,0**	37,4
Produits nets	**45,6**	15,8
Charges d'exploitation et d'administration	**14,6**	5,3
Dotation aux amortissements	**6,2**	2,0
Bénéfice d'exploitation	**24,8**	8,5

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2008	2007
Capacité d'amenée de gaz traité (mmpc/j) [1]	**872**	472
Volumes d'extraction d'éthane (b/j) [1]	**28 377**	15 643
Volumes d'extraction de LGN (b/j) [1]	**13 422**	6 979
Total des volumes d'extraction (b/j) [1]	**41 799**	22 622
Différentiels de fractionnement – réalisés ($/b) [1, 3]	**27,02**	11,75
Volumes transportés (mmpc/j) [1, 2]	**379**	408

[1] *Moyenne de la période.*

[2] *Exclut les volumes du gazoduc de liquides de gaz naturel.*

[3] *AltaGas fait état d'un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

Au premier trimestre de 2008, le bénéfice d'exploitation du secteur Extraction et transport a représenté environ 45 % du bénéfice d'exploitation des secteurs d'exploitation comparativement à 24 % au premier trimestre de 2007. Le bénéfice d'exploitation au premier trimestre de 2008 a été de 24,8 millions de dollars, près du triple des 8,5 millions de dollars constatés à la période correspondante de 2007. Le principal facteur de l'augmentation du bénéfice d'exploitation a été l'ajout des nouvelles installations d'extraction et transport par suite de l'acquisition de Taylor. Cette progression est également attribuable à la hausse des différentiels de fractionnement et à l'augmentation des volumes de LGN exposés aux différentiels de fractionnement au premier trimestre de 2008 comparativement à la période correspondante de 2007.

Les volumes moyens d'éthane et de LGN dans le secteur de l'extraction ont haussé de 85 % au premier trimestre de 2008 en regard du trimestre correspondant de 2007, ce qui est imputable en grande partie à l'ajout du complexe Harmattan, de l'usine d'extraction Younger et de la participation restante de 50 % dans l'usine de Joffre. Les volumes de gaz naturel transportés au cours du premier trimestre de 2008 ont été inférieurs à ceux du trimestre correspondant de 2007 en raison de l'entretien du réseau de Suffield. Le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur l'ensemble des résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le premier trimestre de 2008 ont presque triplé pour atteindre 45,6 millions de dollars, une hausse comparativement à 15,8 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté de 26,5 millions de dollars, surtout en raison de l'acquisition des actifs d'extraction et de transport de Taylor, soit environ 90 % de cette augmentation. Les produits nets ont également fait un bond d'environ 3,0 millions de dollars par suite d'une hausse des différentiels de fractionnement et de 0,6 million de dollars attribuable aux volumes plus élevés de LGN exposés aux différentiels de fractionnement au premier trimestre de 2008 par rapport à la période correspondante de 2007 pour les installations détenues avant le 10 janvier 2008 lorsque Taylor a été acquise.

Les charges d'exploitation et d'administration pour le premier trimestre de 2008 se sont élevées à 14,6 millions de dollars, contre 5,3 millions de dollars pour la période correspondante de 2007. L'accroissement s'explique par les coûts engagés aux fins de l'exploitation des nouvelles installations acquises en janvier 2008.

La dotation aux amortissements s'est établie à 6,2 millions de dollars pour le premier trimestre de 2008, en regard de 2,0 millions de dollars pour la période correspondante de 2007. La hausse est attribuable à l'acquisition des installations de Taylor en janvier 2008.

Perspectives du secteur Extraction et transport

Le secteur Extraction et transport devrait afficher une hausse importante des résultats en 2008. Par suite de l'acquisition de Taylor, les nouvelles installations d'extraction ont ajouté une capacité d'amenée d'environ 1 gpc/j, une production de LGN de 23 500 b/j et une capacité de transport de LGN de 140 000 b/j. Le bénéfice d'exploitation du secteur Extraction et transport, en pourcentage du bénéfice d'exploitation global de tous les secteurs de l'entreprise, devrait augmenter pour passer de 25 % en 2007 à environ 40 % en 2008. Au début du quatrième trimestre de 2008, les volumes traités devraient augmenter en raison des projets en cours afin de consolider les installations d'extraction et d'optimiser et de moderniser le complexe Harmattan, ce qui donnera lieu à une hausse de l'utilisation et à une baisse des charges d'exploitation.

Près de 12 % (5 000 b/j) des volumes d'extraction sont vendus au prix du marché et environ 40 % à 45 % de ces volumes ont été couverts à plus de 20 $/b pour le reste de 2008 et à plus de 25 $/b pour 2009. Le prix à terme actuel du différentiel de fractionnement reste vigoureux pour le reste de 2008 dans la partie inférieure de la fourchette de 20 $.

Au cours du deuxième trimestre de 2008, des travaux d'entretien importants sont prévus pour une durée de 23 jours à l'une des installations; ces travaux devraient entraîner des coûts directs et une perte de bénéfice d'exploitation d'environ 4,1 millions de dollars. Au cours du troisième trimestre de 2008, des travaux d'entretien sont prévus pour un total de 48 jours dans trois installations et devraient entraîner des coûts directs et une perte de bénéfice d'exploitation d'environ 1,8 million de dollars.

Dans le secteur Transport, l'ajout des gazoducs EDS et JFP en janvier 2008 et les résultats d'un exercice complet par suite de l'agrandissement de Cold Lake devraient également contribuer à l'accroissement du bénéfice comparativement à 2007. AltaGas prévoit entreprendre d'autres projets semblables à celui de l'agrandissement de Cold Lake, ce qui pourrait améliorer davantage le rendement du secteur. Une entente pour utiliser une partie inutilisée du EDS a été conclue et contribuera au bénéfice dès le deuxième trimestre de 2008.

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte et de traitement de gaz naturel. En janvier 2008, AltaGas a ajouté trois installations de traitement interconnectées, Retlaw, Enchant et Turin, et des systèmes de collecte connexes ayant une capacité de traitement de 150 mmpc/j par suite de l'acquisition de Taylor.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits	**34,4**	33,2
Produits nets	**31,6**	31,6
Charges d'exploitation et d'administration	**20,4**	20,9
Dotation aux amortissements	**6,9**	6,5
Bénéfice d'exploitation	**4,3**	4,2

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2008	2007
Capacité (mmpc/j)[1]	**1 178**	1 021
Débit (mmpc/j bruts)[2]	**542**	552
Utilisation de la capacité (%)[2]	**46**	54
Participation directe moyenne (%)[1]	**90**	92

[1] *Au 31 mars.*

[2] *Moyenne de la période.*

Au cours du premier trimestre de 2008, le bénéfice d'exploitation dans le secteur Collecte et traitement sur place s'est établi à 4,3 millions de dollars en regard de 4,2 millions de dollars pour le trimestre correspondant de 2007. La progression s'explique par l'ajout des installations RET, Acme et Corbett Creek, la baisse des charges d'exploitation et la hausse des taux, compensée par l'incidence d'un débit plus faible.

La capacité de traitement a bondi de 157 mmpc/j par suite de l'ajout des installations RET, Acme et Corbett Creek; les installations Acme et Corbett Creek sont dédiées au traitement du gaz de méthane houiller. Cette augmentation a été neutralisée par la vente de la coentreprise Ikhil et le redéploiement des actifs de Del Bonita en 2007. L'utilisation de la capacité a atteint 46 % pour le premier trimestre de 2008, comparativement à 54 % pour le trimestre correspondant de 2007. Le fléchissement de l'utilisation a été occasionné par la baisse du volume et la diminution de l'utilisation de l'installation RET.

Au cours du premier trimestre de 2008, le débit a atteint en moyenne 542 mmpc/j comparativement à 552 mmpc/j pour le premier trimestre de 2007. Le recul de 2 % a été principalement attribuable au fléchissement de la production naturelle, au ralentissement des activités des producteurs et aux arrêts imprévus des installations de Princess et de Clear Hills, contrebalancé en partie par les nouvelles installations. Au premier et au deuxième trimestres de 2007, les volumes d'AltaGas ont reculé respectivement de 3 % et de 4 % et, depuis, sont demeurés relativement inchangés aux installations détenues avant l'acquisition de l'installation RET, à l'exception des arrêts imprévus à Clear Hills et à Princess.

Les produits nets pour le secteur Collecte et traitement sur place ont atteint 31,6 millions de dollars pour les premiers trimestres de 2008 et de 2007. La hausse des produits nets est attribuable à un montant de 3,6 millions de dollars des nouvelles installations et à un montant de 1,1 million de dollars découlant de taux plus élevés. Cette hausse a été contrebalancée par un montant de 2,1 millions de dollars attribuable aux débits plus faibles, un montant de 1,3 million de dollars découlant de la vente de la coentreprise Ikhil et un montant de 1,3 million de dollars par suite des arrêts imprévus aux installations de Princess et de Clear Hills.

Les charges d'exploitation et d'administration pour le premier trimestre de 2008 se sont élevées à 20,4 millions de dollars contre 20,9 millions de dollars pour le trimestre correspondant de 2007. Le recul a été occasionné par des charges d'exploitation moins élevées, neutralisé en partie par les charges d'exploitation des nouvelles installations, y compris environ 0,5 million de dollars liés à un entretien de sept jours à l'installation RET.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est établie à 6,9 millions de dollars pour le premier trimestre de 2008, comparativement à 6,5 millions de dollars pour la période correspondante de 2007. La hausse est attribuable aux installations supplémentaires, compensée en partie par une baisse de l'amortissement par suite de la vente de la coentreprise Ikhil.

Perspectives du secteur Collecte et traitement sur place

Le secteur Collecte et traitement sur place s'attend à présenter de meilleurs résultats en 2008 qu'en 2007. Cela s'explique par l'ajout des installations RET, un exercice complet d'exploitation aux installations Acme et Corbett Creek, le renouvellement de contrats à des taux plus élevés, l'optimisation des installations et l'accent mis sur l'accroissement du débit et le contrôle continu des charges d'exploitation et d'administration. Un important entretien est prévu au deuxième trimestre à l'installation de Rainbow Lake; la majorité des coûts devraient être récupérés par des dispositions contractuelles. L'interruption actuelle de gaz, en raison des arrêts imprévus aux installations de Princess et de Clear Hills, devrait prendre fin au cours du deuxième trimestre.

AltaGas travaille avec les clients pour optimiser les actifs sous-utilisés. L'installation sous-utilisée de Sedgewick devrait être reliée aux installations pleinement utilisées de Killan et Iron Creek afin d'assurer la déviation du gaz vers Sedgewick et d'obtenir un traitement combiné accru pour les trois installations. Ce projet devrait être terminé à la fin du mois de mai 2008. AltaGas prévoit agrandir son infrastructure de collecte et de traitement sur place en 2008 au moyen de l'acquisition et du développement de nouvelles installations, alors que les producteurs cherchent à réaffecter le capital des installations de traitement à leurs principales activités d'exploration et de production. De plus, la hausse des activités de forage et des activités des producteurs dans les zones du méthane houiller (MH) du nord-ouest de l'Alberta et du nord-est de la Colombie-Britannique devrait fournir des occasions d'expansion, d'acquisition et de développement d'infrastructures de collecte et de traitement. AltaGas s'attend à dépenser environ 50 millions de dollars pour agrandir et optimiser ses infrastructures de collecte et de traitement en 2008, y compris les réseaux de collecte, les hausses de capacité et les améliorations des installations de traitement de gaz corrosif, y compris l'agrandissement prévu à l'installation Pouce Coupe.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques consiste en deux secteurs d'activité principaux : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et les activités de services gaziers, qui consistent en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur comprenait un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui a été vendu en date du 31 mai 2007.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits	**266,1**	335,6
Produits nets	**3,4**	6,0
Charges d'exploitation et d'administration	**3,1**	4,3
Dotation aux amortissements	**0,5**	1,2
Bénéfice d'exploitation	**(0,2)**	0,5

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2008	2007
Contrats de services de gestion énergétique[1]	**1 499**	1 413
Volumes de gaz moyens négociés (GJ/j)[2]	**324 758**	407 272

[1] Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.

[2] Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.

Au cours du premier trimestre de 2008, la perte d'exploitation dans le secteur Services énergétiques s'est établie à 0,2 million de dollars en regard d'un bénéfice d'exploitation de 0,5 million de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a reculé en raison du recul des ventes de transport et de gaz à prix fixe et d'une charge non récurrente de 0,4 million de dollars liée au versement de commissions à une association commerciale rattaché à 2007. Ces baisses ont été en partie compensées par le recul de la charge de rémunération.

Les produits nets ont atteint 3,4 millions de dollars pour le premier trimestre de 2008, comparativement à 6,0 millions de dollars pour la période correspondante de 2007. Les produits nets des services gaziers ont reculé de 1,5 million de dollars, par suite de la vente des actifs de pétrole et de gaz naturel au deuxième trimestre de 2007, et de 1,1 million de dollars en raison du recul des ventes de gaz et de transport à prix fixe et des volumes moins élevés.

Perspectives du secteur Services énergétiques

AltaGas prévoit que les résultats du secteur Services énergétiques de 2008 seront légèrement inférieurs à ceux de 2007, compte non tenu du gain tiré de la vente des actifs de production de pétrole et de gaz naturel en 2007. Cependant, la récente envolée des prix du gaz naturel et la volatilité du marché pourraient favoriser la conclusion d'ententes sur le gaz à prix fixe à long terme. L'acquisition de Taylor devrait augmenter les possibilités de rehausser la valeur pour les porteurs de parts en raison d'une présence territoriale accrue et à des infrastructures énergétiques accrues.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend 378 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. Des travaux de construction sont en cours pour une capacité de pointe additionnelle alimentée au gaz de 14,4 MW aux installations de traitement de gaz de Bantry et de Parkland. Lorsqu'elles seront connectées au réseau de distribution électrique, ces nouvelles centrales de pointe alimentées au gaz accroîtront de 58 % la capacité de pointe de la Fiducie et la capacité de production d'électricité totale à 392,4 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique par suite de l'acquisition de Taylor en janvier 2008.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits	**51,6**	44,3
Produits nets	**28,4**	24,5
Charges d'exploitation et d'administration	**0,7**	0,5
Dotation aux amortissements	**1,8**	1,9
Bénéfice d'exploitation	**25,9**	22,1

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2008	2007
Volume d'électricité vendue (GWh)	**660**	666
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**78,24**	66,54
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**76,69**	63,62

[1] *Moyenne de la période.*

Le bénéfice d'exploitation dans le secteur Production d'électricité pour le premier trimestre de 2008 a été de 25,9 millions de dollars, en regard de 22,1 millions de dollars pour le trimestre correspondant de 2007. Le bénéfice d'exploitation a surtout augmenté par suite d'une hausse du prix moyen obtenu à la vente d'électricité. Cette augmentation a été neutralisée par une hausse des coûts des EAE en raison du taux défavorable fondé sur le prix moyen au comptant des 30 jours précédents, des coûts liés à l'environnement plus élevés et des frais de transport plus élevés.

Les produits nets pour le premier trimestre de 2008 se sont établis à 28,4 millions de dollars comparativement à 24,5 millions de dollars pour la période correspondante de 2007. Les produits nets ont augmenté de 4,2 millions de dollars en raison de la hausse des prix au comptant d'électricité et de 3,5 millions de dollars en raison des prix de couverture plus élevés. Cette augmentation a été en partie contrebalancée par la hausse de 2,2 millions de dollars de coûts des EAE en raison d'un taux fondé sur le prix moyen au comptant défavorable, un montant de 1,2 million de dollars engagés pour se conformer au *Specified Gas Emitters Regulation* (SGER) de l'Alberta et un montant de 0,9 million de dollars par suite d'une hausse des frais de transport.

Les charges d'exploitation et d'administration se sont élevées à 0,7 million de dollars pour le premier trimestre de 2008, en regard de 0,5 million de dollars pour la période correspondante de 2007. En mars 2007, AltaGas a commencé à fournir des services d'exploitation et de maintenance aux centrales à charge de pointe louées. Ces services n'ont pas eu d'incidence importante sur le bénéfice d'exploitation; cependant, il en est ressorti un léger recul du coût des produits vendus, contrebalancé par une hausse des charges d'exploitation.

La dotation aux amortissements s'est élevée à 1,8 million de dollars pour le premier trimestre de 2008 comparativement à 1,9 million de dollars pour la période correspondante de 2007.

Perspectives du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus important en 2008 qu'en 2007 en raison des prix de couverture moyens qui s'élèvent à environ 76 $/MWh en 2008, comparativement à 66 $/MWh en 2007. Près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, et la tranche restante demeure exposée au prix de l'électricité au comptant en Alberta. Au cours du deuxième trimestre de 2008, un contrat qui oblige AltaGas à vendre de l'électricité pendant une panne imputable à un cas de force majeure à une autre installation de production en Alberta est entré en vigueur en vertu duquel AltaGas doit vendre 50 MW de Sundance B à un prix fixe supérieur au prix de couverture moyen d'AltaGas, mais bien en deçà des prix au comptant courants. Cette situation devrait se terminer vers la fin de mai 2008. En tenant compte de cette vente, le pourcentage d'électricité couverte d'AltaGas a augmenté pour atteindre environ 79 % au cours du trimestre. Ce contrat est réciproque et, dans le cas où l'installation de Sundance B connaît une panne imputable à un cas de force majeure, il oblige la contrepartie à vendre de l'électricité à AltaGas à un prix établi.

Le marché à terme pour les prix de l'électricité indique que les prix resteront relativement fermes, dans la partie supérieure de la fourchette de 80 $/MW, pour la période restante de 2008. Les coûts des EAE devraient être plus élevés en 2008 en raison de la production accrue d'électricité. Puisque le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix du charbon en vigueur sur le marché, cette situation ne devrait pas avoir une incidence importante sur les coûts des EAE en 2008.

De nouvelles installations de production de charge de pointe alimentées au gaz totalisant 14,4 MW sont installées aux emplacements de Collecte et traitement sur place de Bantry et de Parkland, avec accès au réseau d'approvisionnement en gaz naturel et au réseau d'électricité. Ces installations seront intégrées aux activités courantes et devraient être mises en service à la fin du deuxième trimestre de 2008. L'installation de la capacité de production devrait coûter environ 12 millions de dollars et avoir un effet avantageux sur le bénéfice net et les flux de trésorerie une fois qu'elle sera en service.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres, le rendement du capital investi et le bénéfice d'exploitation exprimé en pourcentage des produits nets, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Produits	**1,4**	1,9
Gains latents (pertes latentes) sur gestion du risque	**0,6**	0,1
Produits nets	**2,0**	2,0
Charges d'exploitation et d'administration	**8,6**	7,7
Dotation aux amortissements	**0,6**	0,6
Perte d'exploitation	**(7,2)**	(6,3)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(7,8)**	(6,4)

La perte d'exploitation avant les gains latents sur gestion du risque s'est établie à 7,8 millions de dollars pour le premier trimestre de 2008, comparativement à 6,4 millions de dollars pour la période correspondante de 2007. Cette perte accrue s'explique par la hausse des charges de rémunération et d'administration et la baisse du revenu de placement de Taylor qui est maintenant comptabilisé dans les secteurs d'exploitation.

Les produits nets ont été de 2,0 millions de dollars pour le premier trimestre de 2008 et de 2007. Les produits nets ont augmenté de 0,6 million de dollars essentiellement en raison des gains latents sur gestion du risque, contrebalancés par un revenu de placement inférieur. AltaGas ne comptabilise plus le revenu de placement de Taylor dans les résultats du secteur Siège social.

Les charges d'exploitation et d'administration pour le premier trimestre de 2008 ont été de 8,6 millions de dollars, comparativement à 7,7 millions de dollars pour la période correspondante de l'exercice précédent. La hausse découle des charges de rémunération et d'administration plus élevées par suite de l'acquisition de Taylor ainsi que de la montée de l'ensemble des charges d'administration pour soutenir la croissance de la Fiducie.

La dotation aux amortissements du premier trimestre de 2008 a été de 0,6 million de dollars tout comme au premier trimestre de 2007.

Perspectives du secteur Siège social

La perte d'exploitation en 2008 devrait être plus élevée que celle enregistrée en 2007, en raison surtout de l'acquisition de Taylor et des activités pour soutenir la stratégie de croissance d'AltaGas. En 2007, Taylor a constaté des frais du siège social d'environ 8 millions de dollars sur une base normalisée. De ce montant, AltaGas a relevé des économies de coûts d'environ 2 millions de dollars qu'elle devrait réaliser en 2008. Les produits du secteur diminueront, car AltaGas ne comptabilisera plus le revenu de placement de Taylor dans le résultat du secteur Siège social, et aussi en raison d'un recul de la participation dans AltaGas Utility Group Inc., qui est passée de 26,7 % à 19,6 %.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varieront en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations du prix des

marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du premier trimestre de 2008, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 654,0 millions de dollars, comparativement à 6,9 millions de dollars pour le premier trimestre de 2007. L'augmentation est surtout attribuable à l'acquisition de Taylor.

Capital investi net – type d'investissement — Trimestre terminé le 31 mars 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**562,4**	**28,5**	**1,1**	**60,1**	**1,9**	**654,0**
Placements à long terme et autres actifs	-	-	-	-	-	-
	562,4	**28,5**	**1,1**	**60,1**	**1,9**	**654,0**
Cessions :						
Immobilisations	-	-	-	-	**(48,2)**	**(48,2)**
Capital investi net	**562,4**	**28,5**	**1,1**	**60,1**	**(46,3)**	**605,8**

Capital investi net – type d'investissement — Trimestre terminé le 31 mars 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	2,4	3,2	0,5	-	0,6	6,7
Placements à long terme et autres actifs	-	-	-	0,1	0,1	0,2
	2,4	3,2	0,5	0,1	0,7	6,9
Cessions :						
Immobilisations	(0,3)	(1,2)	-	-	-	(1,5)
Capital investi net	2,1	2,0	0,5	0,1	0,7	5,4

La Fiducie classe son capital investi dans les catégories maintenance, croissance et administration.

Les projets de capital investi dans la catégorie maintenance ont totalisé 1,1 million de dollars pour le premier trimestre de 2008 en comparaison de 1,2 million de dollars pour la période correspondante de 2007. Des 650,9 millions de dollars de capital investi dans la catégorie croissance au cours du premier trimestre de 2008 (4,5 millions de dollars au premier trimestre de 2007), une tranche de 592,0 millions de dollars a été utilisée pour l'acquisition de Taylor; une tranche de 34,7 millions de dollars pour le projet Bear Mountain Wind; une tranche de 8,1 millions de dollars pour les installations d'extraction et transport; une tranche de 7,6 millions de dollars pour les installations de collecte et traitement pour le secteur Collecte et traitement sur place; une tranche de 4,5 millions de dollars pour les projets d'hydroélectricité en développement en Colombie-Britannique; une tranche de 2,7 millions de dollars pour l'installation de l'équipement dans les centrales de pointe pour le secteur Production d'électricité; et une tranche de 1,0 million de dollars pour le développement de projets dans le secteur Services énergétiques. Les dépenses en capital ont été de 2,0 millions de dollars, en raison surtout des dépenses pour du matériel informatique et des logiciels.

Capital investi – utilisation — Trimestre terminé le 31 mars 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**3,8**	**(2,7)**	**-**	**-**	**-**	**1,1**
Croissance	**558,6**	**31,0**	**1,1**	**60,1**	**0,1**	**650,9**
Administration	**-**	**0,2**	**-**	**-**	**1,8**	**2,0**
Capital investi	**562,4**	**28,5**	**1,1**	**60,1**	**1,9**	**654,0**

Capital investi – utilisation — Trimestre terminé le 31 mars 2007

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	0,2	1,0	-	-	-	1,2
Croissance	2,2	2,1	-	0,1	0,1	4,5
Administration	-	0,1	0,5	-	0,6	1,2
Capital investi	2,4	3,2	0,5	0,1	0,7	6,9

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans le secteur Production d'électricité et selon les taux d'intérêt sur la dette. Au cours du trimestre terminé le 31 mars 2008, la Fiducie a détenu des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix variaient entre 12,12 $/MWh et 999,99 $/MWh au premier trimestre de 2008. Le prix au comptant moyen a été de 76,69 $/MWh au premier trimestre de 2008. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen obtenu pour l'électricité par la Fiducie a été de 78,24 $/MWh au premier trimestre de 2008.

- Couvertures des différentiels de fractionnement des LGN : La Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement pour gérer les différentiels de fractionnement des LGN. Les résultats du secteur Collecte et traitement sur place sont tributaires des différentiels de fractionnement. Au cours du quatrième trimestre de 2007, la Fiducie a conclu des ententes visant des différentiels de fractionnement de LGN pour 1 400 b/j à 25,50 $/b pour le premier trimestre de 2008 et pour 700 b/j à 21,50 $/b, du 1er avril au 31 décembre 2008. Par suite de l'acquisition de Taylor, AltaGas a pris en charge des couvertures de différentiels de fractionnement pour 1 200 b/j additionnels à un prix moyen combiné de 20,00 $/b, du 1er janvier au 31 décembre 2008. La Fiducie a également conclu trois ententes visant des différentiels de fractionnement de LGN pour 2009 pour un total de 2 100 b/j à environ 25,30 $/b des différentiels de fractionnement moyens.

- Contrats de garantie de taux : La Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 mars 2008, la Fiducie avait des swaps de taux d'intérêt à échéances variées totalisant 205 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 67 % de la dette d'AltaGas.

- Contrats de change à terme : Le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les fonds provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement lié aux activités de financement et d'investissement. Si des activités d'investissement plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou qu'une incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par la composante imposable de la distribution de la Fiducie qui entrera en vigueur à compter de l'année d'imposition 2011.

Flux de trésorerie	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Flux de trésorerie d'exploitation	**37,0**	46,1
Activités d'investissement	**(305,9)**	(10,9)
Activités de financement	**266,0**	(26,1)
Variation de la trésorerie	**(2,9)**	9,1

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 46,1 millions de dollars pour le premier trimestre de 2007 à 37,0 millions de dollars pour le premier trimestre de 2008, en baisse de 20 %. Bien que les liquidités provenant de l'exploitation aient progressé au cours du premier trimestre de 2008 (56,3 millions de dollars) comparativement à la période correspondante de 2007 (38,2 millions de dollars), la hausse a été plus que neutralisée par l'utilisation de la trésorerie aux fins du fonds de roulement hors trésorerie résultant du moment des flux de trésorerie et de l'établissement du prix de marchandises. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description des liquidités provenant de l'exploitation.)

Fonds de roulement	Trimestres terminés les 31 mars	
(en millions de dollars)	**2008**	2007
Actif à court terme	**323,2**	298,4
Passif à court terme	**319,4**	286,0
Fonds de roulement	**3,8**	12,4
Ratio du fonds de roulement	**1,01**	1,04

Le fonds de roulement s'est établi à 3,8 millions de dollars à la fin du premier trimestre de 2008, comparativement à 12,4 millions de dollars au 31 mars 2007. Le ratio du fonds de roulement est demeuré le même, soit un ratio de 1,01 à la fin du premier trimestre de 2008 et de 1,04 pour le trimestre correspondant de 2007.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement au premier trimestre de 2008 ont été de 305,9 millions de dollars comparativement à 10,9 millions de dollars pour la période correspondante de 2007. L'augmentation des flux de trésorerie affectés aux activités d'investissement s'explique par l'acquisition de Taylor et l'acquisition d'immobilisations au cours du premier trimestre de 2008, contrebalancée en partie par le fléchissement des dépôts de clients. Une description des acquisitions et des placements comprenant ces montants figure à la rubrique «Capital investi» du présent rapport de gestion.

Activités de financement

Les flux de trésorerie provenant des activités de financement au premier trimestre de 2008 ont été de 266,0 millions de dollars comparativement aux flux de trésorerie affectés aux activités de financement de 26,1 millions de dollars à la période correspondante de l'exercice 2007. La hausse s'explique par le gonflement de la dette à long terme par suite du financement nécessaire à l'acquisition de Taylor.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 mars 2008, l'encours de la dette d'AltaGas totalisait 622,4 millions de dollars, contre 220,7 millions de dollars au 31 décembre 2007. Au 31 mars 2008, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 750,0 millions de dollars. Au 31 mars 2008, la dette bancaire prélevée de la Fiducie s'établissait à 411,7 millions de dollars et les lettres de crédit en cours totalisaient 65,9 millions de dollars.

Au cours du premier trimestre de 2008, AltaGas a garanti une nouvelle facilité de crédit de 250 millions de dollars auprès d'un consortium de banques. La facilité de crédit a été utilisée afin de mettre hors service une facilité de crédit existante de 130 millions de dollars détenue par Taylor qui arrivait à échéance le 28 juin 2008. La nouvelle facilité, d'une durée de 18 mois, arrive à échéance le 28 septembre 2009 et fournit des liquidités supplémentaires à la Fiducie.

La Fiducie a acquis des débentures convertibles dans le cadre de l'acquisition de Taylor d'une valeur nominale de 22,1 millions de dollars. Au cours du premier trimestre de 2008, 4,8 millions de dollars ont été convertis en parts de fiducie. La juste valeur des débentures convertibles en circulation au 31 mars 2008 était fixée à 18,2 millions de dollars, soit une valeur nominale de 17,3 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 31 mars 2008, ce ratio était de 45,1 % en regard de 27,4 % au 31 décembre 2007. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 31 mars 2008 était de 8,77 fois.

Le 3 avril 2008, la Fiducie a déposé un supplément de prospectus au prospectus préalable de base simplifié daté du 8 août 2007. Le supplément établit le programme des billets à moyen terme d'AltaGas et prépare AltaGas à l'accès au marché canadien des billets à moyen terme.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion figurant dans le rapport annuel de 2007 de la Fiducie.

PARTIES LIÉES

La Fiducie a vendu 42,2 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le premier trimestre de 2008. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 900 $ ont été versés au cours du premier trimestre de 2008 (21 171 $ au premier trimestre de 2007). Le bail arrive à échéance à la fin de 2008. (Se reporter à la note 16 afférente aux états financiers consolidés intermédiaires.)

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T1-08**	T4-07	T3-07	T2-07	T1-07	T4-06	T3-06	T2-06
Produits nets[1]	**110,7**	76,4	88,2	80,1	79,3	84,6	82,5	72,8
Bénéfice d'exploitation[1]	**47,6**	28,9	37,5	31,2	29,0	32,0	33,7	26,0
Bénéfice net	**37,6**	31,8	31,4	21,1	24,6	27,3	28,8	29,9

(en dollars par part)	**T1-08**	T4-07	T3-07	T2-07	T1-07	T4-06	T3-06	T2-06
Bénéfice net								
De base	**0,58**	0,55	0,54	0,37	0,43	0,49	0,52	0,54
Dilué	**0,57**	0,55	0,54	0,37	0,43	0,49	0,52	0,54
Distributions déclarées[2]	**0,525**	0,525	0,52	0,51	0,51	0,51	0,505	0,495

1 *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2 *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie et parts échangeables détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ par part.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, des différentiels de fractionnement plus élevés et des cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Au deuxième trimestre de 2006, une économie d'impôts futurs hors trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral et l'Alberta.

- Au quatrième trimestre de 2006, la Fiducie a constaté une dépréciation de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.

- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52, imposition des sommes provenant des entités intermédiaires de placement déterminées (EIPD), qui a pratiquement été adopté par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.

- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral.

- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de 198,9 millions de parts.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 31 mars 2008, la Fiducie comptait 64,0 millions de parts de fiducie et 2,2 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,6 milliard de dollars, d'après le cours de clôture de 24,32 $ la part de fiducie au 31 mars 2008. Au 31 mars 2008, il y avait 1,6 million d'options en cours et 393 092 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions au moyen des flux de trésorerie d'exploitation. Dans les trois mois terminés le 31 mars 2008, la Fiducie a déclaré des distributions de 34,6 millions de dollars et affichait des flux de trésorerie d'exploitation de 37,0 millions de dollars (respectivement 28,9 millions de dollars et 46,1 millions de dollars pour la période correspondante de 2007). AltaGas a un ratio dividendes/bénéfice cible qui varie entre 65 % et 75 % des flux de trésorerie d'exploitation.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2006 :

Distributions

(en dollars par part)	**2008**	2007	2006
Premier trimestre	**0,525**	0,510	0,485
Deuxième trimestre	-	0,510	0,495
Troisième trimestre	-	0,520	0,505
Quatrième trimestre	-	0,525	0,510
Distribution d'actions [1]	-	0,076	-
	0,525	2,141	1,995

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

Chapitre 1535, «informations à fournir concernant le capital»

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008 (note 9).

Chapitre 3031, «stocks»

Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et donne des directives sur la détermination du coût et sa comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce nouveau chapitre est en vigueur et s'applique à la Fiducie depuis le 1er janvier 2008.

Chapitre 3862, «instruments financiers – informations à fournir», et chapitre 3863, «instruments financiers – présentation»

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres sont en vigueur pour la Fiducie depuis le 1er janvier 2008 (note 10).

Modifications comptables futures

Chapitre 3064, «écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui remplace le chapitre 3062, «écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie

Normes internationales d'information financière (IFRS)

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2007 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2008. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2007 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend d'événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2008 et les notes afférentes aux états financiers consolidés vérifiés de 2007 figurant dans le rapport annuel 2007 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques en raison de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont en soi incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations, à l'évaluation de la dépréciation d'actifs et au passif d'impôts futurs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel 2007 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2008.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans des rapports déposés ou soumis en vertu des lois sur les valeurs mobilières est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers. Au cours du premier trimestre de 2008, aucun changement important n'a été apporté aux contrôles internes à l'égard de l'information financière de la Fiducie.

Bilans consolidés

(non vérifié)

(en milliers de dollars)	**31 mars 2008**		31 décembre 2007	
ACTIF				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**9 563**	**$**	12 451	$
Débiteurs	**216 326**		191 879	
Stocks	**839**		130	
Dépôts des clients	**17 993**		24 369	
Gestion du risque *(note 10)*	**68 503**		66 811	
Autres actifs à court terme	**9 977**		9 714	
	323 201		305 354	
Immobilisations *(note 5)*	**1 316 650**		682 322	
Ententes, contrats et relations de services énergétiques *(note 6)*	**177 231**		95 716	
Écart d'acquisition	**124 873**		18 260	
Gestion du risque *(note 10)*	**31 261**		33 640	
Placements à long terme et autres actifs	**22 436**		64 509	
	1 995 652	**$**	1 199 801	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**198 747**	**$**	177 802	$
Distributions à payer aux porteurs de parts	**11 580**		10 167	
Dette à court terme	**6 663**		655	
Tranche de la dette à long terme échéant à moins d'un an *(note 7)*	**1 250**		1 234	
Dépôts des clients	**17 993**		24 369	
Produits constatés d'avance	**2 318**		1 718	
Gestion du risque *(note 10)*	**76 037**		60 848	
Autres passifs à court terme	**4 850**		9 321	
	319 438		286 114	
Dette à long terme *(note 7)*	**614 505**		218 845	
Obligations liées à la mise hors service d'immobilisations	**34 118**		18 811	
Impôts futurs	**200 885**		58 229	
Gestion du risque *(note 10)*	**26 190**		30 166	
Débentures convertibles *(note 8)*	**17 400**		-	
Autres passifs à long terme	**5 708**		2 948	
	1 218 244		615 113	
Avoir des porteurs de parts *(notes 11 et 12)*	**777 408**		584 688	
	1 995 652	**$**	1 199 801	$

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

Trimestres terminés les *(en milliers de dollars, sauf les montants par part et le nombre de parts)*	**31 mars 2008**	31 mars 2007
PRODUITS		
Exploitation	**442 462 $**	426 042 $
Gains latents sur gestion du risque	**628**	62
Divers	**1 361**	1 961
	444 451	428 065
CHARGES		
Coût des produits vendus	**333 703**	348 773
Charges d'exploitation et d'administration	**47 147**	38 061
Amortissement :		
Immobilisations	**13 517**	10 430
Ententes, contrats et relations de services énergétiques	**2 484**	1 762
	396 851	399 026
Bénéfice d'exploitation	**47 600**	29 039
Intérêts débiteurs		
Dette à court terme	**784**	60
Dette à long terme	**6 215**	3 017
Bénéfice avant impôts sur les bénéfices	**40 601**	25 962
Charge d'impôts	**3 022**	1 382
Bénéfice net	**37 579**	24 580
Bénéfice cumulé au début de la période	**510 412**	401 618
Bénéfice cumulé à la fin de la période	**547 991 $**	426 198 $
Résultat net par part *(notes 12 et 13)*		
De base	**0,58 $**	0,43 $
Dilué	**0,57 $**	0,43 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 12 et 13)*		
De base	**65 064**	56 660
Dilué	**66 006**	56 693

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

Trimestres terminés les *(en milliers de dollars)*	**31 mars 2008**		31 mars 2007	
Bénéfice net	**37 579**	**$**	24 580	$
Autres éléments du résultat étendu, après impôts				
Gain net latent (perte nette latente) sur les actifs financiers disponibles à la vente	**(17 873)**		17	
Gain net latent (perte nette latente) sur les dérivés désignés comme couvertures de flux de trésorerie	**(3 386)**		4 799	
Reclassement dans le bénéfice net de la perte nette sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**(2 900)**		(4 535)	
	(24 159)		281	
Résultat étendu	**13 420**	**$**	24 861	$
Cumul des autres éléments du résultat étendu au début de la période	**27 169**	**$**	-	$
Rajustement résultant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**-**		(2 634)	
Autres éléments du résultat étendu, après impôts	**(24 159)**		281	
Cumul des autres éléments du résultat étendu à la fin de la période	**3 010**	**$**	(2 353)	$

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

Trimestres terminés les *(en milliers de dollars)*	**31 mars 2008**	31 mars 2007
Flux de trésorerie d'exploitation		
Bénéfice net	**37 579 $**	24 580 $
Éléments sans effet sur la trésorerie :		
Amortissement	**16 001**	12 192
Désactualisation des obligations liées à la mise hors service d'immobilisations	**457**	426
Rémunération à base de parts	**100**	174
Charge d'impôts futurs	**3 003**	1 382
Gain à la vente d'actifs	**(7)**	(73)
Quote-part du bénéfice de sociétés satellites	**(469)**	(1 376)
Distributions reçues de sociétés satellites	**-**	755
Gain latent sur gestion du risque	**(628)**	(62)
Divers	**280**	248
Liquidités provenant de l'exploitation	**56 316**	38 246
Obligations liées à la mise hors service d'immobilisations réglées	**(56)**	(120)
Variation nette du fonds de roulement hors trésorerie *(note 14)*	**(19 282)**	7 999
	36 978	46 125
Activités d'investissement		
Diminution des dépôts des clients	**6 376**	104
Acquisition d'immobilisations	**(51 688)**	(11 013)
Cession d'immobilisations	**-**	417
Acquisition de placements à long terme et d'autres actifs	**(260 606)**	(379)
	(305 918)	(10 871)
Activités de financement		
Augmentation de la dette à court terme	**6 008**	7 500
Augmentation (diminution) de la dette à long terme	**281 031**	(17 219)
Distributions aux porteurs de parts	**(33 198)**	(28 851)
Produit net tiré de l'émission de parts *(note 12)*	**7 711**	12 470
Produit net tiré de l'émission de bons de souscription *(note 11)*	**4 500**	-
	266 052	(26 100)
Variation de la trésorerie et des équivalents de trésorerie	**(2 888)**	9 154
Trésorerie et équivalents de trésorerie au début de la période	**12 451**	13 226
Trésorerie et équivalents de trésorerie à la fin de la période	**9 563 $**	22 380 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2007, à l'exception de celles présentées dans les notes 2 et 3 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2007 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2008

En date du 1er janvier 2008, la Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 1535, «Informations à fournir concernant le capital», au chapitre 3031, «Stocks», au chapitre 3862, «Instruments financiers – informations à fournir», et au chapitre 3863, «Instruments financiers – présentation». Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Informations à fournir concernant le capital

Le chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie, comme ils ont été présentés à la note 9.

Stocks

Les stocks comprennent le matériel et les fournitures et les produits de liquides de gaz naturel (LGN) destinés à la vente. Tous les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon une formule du coût moyen pondéré.

Instruments financiers

Le chapitre 3862, «Instruments financiers – informations à fournir», et le chapitre 3863, «Instruments financiers – présentation», qui remplacent le chapitre 3861, «Instruments financiers – informations à fournir et présentation», s'appliquent à la Fiducie à compter du 1er janvier 2008. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Le chapitre 3863 traite du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Des renseignements supplémentaires pour se conformer à ces normes sont présentés à la note 10.

Modifications comptables futures

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui remplacera le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs

incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie.

Normes internationales d'information financière (IFRS)

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC donne les grandes lignes du projet visant la convergence des PCGR du Canada avec les IFRS sur une période de transition prévue de cinq ans, et l'adoption des IFRS en date du 1er janvier 2011. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

3. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Par suite de l'acquisition de Taylor NGL Limited Partnership (Taylor) et de l'émission de bons de souscription d'AltaGas, la Fiducie a mis à jour les principales conventions comptables suivantes.

Ententes, contrats et relations de services énergétiques et amortissement

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représentait la juste valeur au moment de l'achat, et sont amortis selon la méthode linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 – 49 mois
Relations de services énergétiques	15 ans
Contrats d'extraction et transport	10 – 30 ans

AltaGas détient 50 % de deux EAE de Sundance B au moyen de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices de Sundance B, dont la capacité de production est de 353 mégawatts (MW). Le placement dans ces EAE et les produits et les charges correspondants qui en découlent sont comptabilisés selon la méthode proportionnelle. Les EAE de Sundance B prévoient la nécessité d'engager des capitaux pour faire des acquisitions. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits lorsque l'électricité est livrée.

Les contrats de mise en marché du gaz naturel et de l'électricité constituent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité aux prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Les relations de services énergétiques de même que la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. (iQ2), de PremStar Energy Canada Ltd., d'ECNG Canada Ltd. et d'Energistics Inc. ont été acquis et sont comptabilisés à leur juste valeur et amortis selon la méthode de l'amortissement linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Les contrats d'extraction et transport ont été acquis dans le cadre de l'acquisition de Taylor et sont comptabilisés à la juste valeur et amortis selon la méthode linéaire sur la durée des contrats.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant la période. Le résultat net dilué par part est calculé comme si le produit obtenu à l'exercice des options avait servi pour acheter des parts au cours moyen du marché pendant la période en plus des parts de fiducie pouvant être émises à la conversion des débentures et des bons de souscription convertibles en circulation. Le résultat net dilué est augmenté par l'intérêt couru sur les débentures convertibles et diminué par la désactualisation des débentures convertibles.

Débentures convertibles

Les débentures convertibles sont comptabilisées à la juste valeur à l'acquisition, moins la valeur attribuée au droit de conversion, lequel est inclus dans l'avoir des porteurs de parts. L'écart entre la juste valeur et le montant du capital est imputé aux résultats au taux effectif.

Bons de souscription

Les bons de souscription sont comptabilisés à la juste valeur, réputée être le produit brut à l'émission, et sont inclus dans l'avoir des porteurs de parts.

4. ACQUISITION D'ENTREPRISE

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) a acquis la totalité des parts de société en commandite en circulation de Taylor autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées. Taylor a participé aux activités du secteur énergétique à titre de propriétaire d'installations d'extraction de LGN, d'installations de traitement du gaz naturel et de deux gazoducs de LGN. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris jusqu'à environ 1,9 million de parts échangeables. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. Le prix d'achat total était de 598,7 millions de dollars, y compris 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette et des débentures convertibles prises en charge de 132,5 millions de dollars et des coûts de transaction d'environ 11 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du prix du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge en date de l'acquisition. Tout rajustement final pourrait modifier considérablement la répartition du prix d'achat ainsi que la juste valeur attribuée aux actifs et aux passifs. La répartition provisoire du prix d'achat s'établit comme suit :

Contrepartie totale pour la totalité des parts de Taylor :		
Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas		24 672
Prix d'achat des parts de Taylor restantes (91,1 %)		
Contrepartie au comptant	256 281	
Parts	198 861	
Coûts de transaction estimatifs	11 000	
Composante capitaux propres des débentures convertibles de Taylor	2 127	468 269
Contrepartie totale		492 941 $
Répartition du prix d'achat de Taylor (100 %) :		
Actifs acquis		
Actif à court terme	30 804	
Immobilisations	592 030	
Ententes, contrats et relations de services énergétiques	84 000	
Écart d'acquisition	106 613	
Placements à long terme et autres actifs	4 640	818 087
Moins : passifs pris en charge		
Passif à court terme	31 202	
Dette à long terme	110 241	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	14 350	
Impôts futurs	144 616	
Obligations futures à l'égard des employés	2 542	
Gestion du risque	24	325 146
		492 941 $

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et a été évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor.

5. IMMOBILISATIONS

			31 mars 2008			31 décembre 2007
	Coût	**Amortis-sement cumulé**	**Valeur comptable nette**	Coût	Amortis-sement cumulé	Valeur comptable nette
Extraction et transport						
Immobilisations liées à l'extraction et au transport	**818 228 $**	**(51 705) $**	**766 523 $**	255 810 $	(46 078) $	209 732 $
Collecte et traitement sur place						
Immobilisations liées à la collecte et au traitement sur place	**598 284**	**(154 924)**	**443 360**	569 944	(148 297)	421 647
Autres immobilisations	**4 541**	**(2 390)**	**2 151**	4 416	(2 161)	2 255
Services énergétiques						
Immobilisations liées aux services énergétiques	**9 791**	**(1 024)**	**8 767**	9 693	(896)	8 797
Autres immobilisations	**2 982**	**(207)**	**2 775**	2 018	(156)	1 862
Production d'électricité						
Contrat de location-acquisition (note 7)	**13 798**	**(4 939)**	**8 859**	13 798	(4 596)	9 202
Immobilisations liées à la production d'électricité	**77 265**	**-**	**77 265**	22 013	-	22 013
Siège social						
Autres immobilisations	**19 863**	**(12 913)**	**6 950**	19 230	(12 416)	6 814
	1 544 752 $	**(228 102) $**	**1 316 650 $**	896 922 $	(214 600) $	682 322 $

Pour la période terminée le 31 mars 2008, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 0,4 million de dollars (0,8 million de dollars au 31 décembre 2007). Au 31 mars 2008, la Fiducie avait dépensé environ 93,6 millions de dollars (42,6 millions de dollars au 31 décembre 2007) pour des immobilisations en construction qui n'étaient pas encore assujetties à l'amortissement.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 4) qui a donné lieu à l'accroissement des immobilisations des secteurs Extraction et transport et Collecte et traitement sur place.

6. ENTENTES, CONTRATS ET RELATIONS DE SERVICES ÉNERGÉTIQUES

			31 mars 2008			31 décembre 2007
	Coût	**Amortis-sement cumulé**	**Valeur comptable nette**	Coût	Amortis-sement cumulé	Valeur comptable nette
Ententes et contrats de services énergétiques	**199 070 $**	**(39 853) $**	**159 217 $**	115 071 $	(37 717) $	77 354 $
Relations de services énergétiques	**20 892**	**(2 878)**	**18 014**	20 892	(2 530)	18 362
	219 962	**(42 731) $**	**177 231 $**	135 963 $	(40 247)	95 716 $

Les relations de services énergétiques ont commencé à être amorties en 2006, à compter de l'échéance des contrats de mise en marché à court terme connexes.

En janvier 2008, la Fiducie a fait l'acquisition de Taylor (note 4), ce qui explique la plupart des acquisitions depuis le 31 décembre 2007.

7. DETTE À LONG TERME

	31 mars 2008	31 décembre 2007
Emprunts d'exploitation	**406 020 $**	10 045 $
Billets à moyen terme	**200 000**	200 000
Obligations découlant de contrats de location-acquisition	**9 735**	10 034
	615 755	220 079
Moins la tranche échéant à moins d'un an	**1 250**	1 234
	614 505 $	218 845 $

Emprunts d'exploitation
Au 31 mars 2008, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (300,0 millions de dollars au 31 décembre 2007) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du prélèvement. Le 30 septembre 2007, AltaGas a négocié une prorogation de la date d'échéance de sa facilité jusqu'au 30 septembre 2010.

Au 31 mars 2008, la Fiducie a négocié une nouvelle facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR ou des acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé, et la facilité arrive à échéance le 28 septembre 2009.

Au 31 mars 2008, la Fiducie avait prélevé 406,0 millions de dollars (10,0 millions de dollars au 31 décembre 2007) sur les facilités. Le taux d'intérêt préférentiel au 31 mars 2008 était de 5,25 % (6,0 % au 31 décembre 2007). Le taux moyen des acceptations bancaires de la Fiducie au 31 mars 2008 était de 4,4 % (5,2 % au 31 décembre 2007).

Billets à moyen terme
Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement. Le produit de l'émission a servi à rembourser la dette bancaire.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital additionnel de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012. Le produit net de l'émission a servi à rembourser la dette bancaire et à des fins générales.

Facilité de lettres de crédit
Au 31 mars 2008, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2007) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 mars 2008, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 63,1 millions de dollars (61,7 millions de dollars au 31 décembre 2007).

8. DÉBENTURES CONVERTIBLES

Le 10 janvier 2008, AltaGas a pris en charge un montant en capital de 22,1 millions de dollars des débentures convertibles à 5,85 % dans le cadre de l'acquisition de Taylor. Les débentures arrivent à échéance le 10 septembre 2010 et les intérêts sont payables semestriellement le 10 septembre et le 10 mars de chaque année. Avant l'échéance, les débentures peuvent être converties en parts de fiducie au gré du porteur au prix de conversion de 24,64 $ par part de fiducie.

La Fiducie peut racheter les débentures convertibles après le 10 septembre 2008 et avant le 10 septembre 2009, en totalité ou en partie, à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant, à condition que, à la date de l'avis donnée, le cours du marché des parts de fiducie ne soit pas en deçà de 125 % du prix de conversion, assujetti à un ajustement dans certaines situations. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la Fiducie peut racheter les débentures convertibles à un prix égal au montant en capital plus les intérêts courus et impayés, le cas échéant. La Fiducie peut choisir de payer les intérêts sur les débentures en émettant des parts de fiducie.

Solde au 31 décembre 2007	-	$
Juste valeur des débentures convertibles *(note 4)*	22 171	
Charge de désactualisation	(5)	
Conversion en parts de fiducie	(612)	
Rachetées au comptant	(4 154)	
Solde au 31 mars 2008	**17 400**	**$**

9. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

L'objectif de la Fiducie dans sa gestion du capital vise à maintenir sa notation de première qualité, à permettre à la Fiducie de maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie tient compte de l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), de la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie est restée la même depuis 2007.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 31 mars 2008, ce ratio était de 45,1 % (27,4 % au 31 décembre 2007).

Toutes les facilités d'emprunt sont assorties de tests financiers et d'autres clauses restrictives habituelles pour le type de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

10. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 31 mars 2008, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, ont été portés au bilan à la juste valeur. La juste valeur des dérivés d'électricité et de gaz naturel a été calculée selon les prix à terme estimatifs de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

Les justes valeurs des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaires des justes valeurs

(en milliers de dollars)	Valeur comptable	31 mars 2008 Juste valeur	Valeur comptable	31 décembre 2007 Juste valeur
Actifs financiers				
Détenus à des fins de transaction				
Trésorerie et équivalents de trésorerie[2]	**9 563**	**9 563**	12 451	12 451
Gestion du risque des dérivés[1]	**86 258**	**86 258**	83 200	83 200
Couvertures de flux de trésorerie				
Gestion du risque[1]	**13 506**	**13 506**	17 251	17 251
Prêts et créances				
Débiteurs et autres actifs[2]	**205 040**	**205 040**	184 212	184 212
Dépôts des clients[2]	**17 993**	**17 993**	24 369	24 369
Disponibles à la vente				
Placements à long terme et autres actifs	**-**	**-**	44 746	44 746
Total	**332 360 $**	**332 360 $**	366 229 $	366 229 $
Passifs financiers				
Détenus à des fins de transaction				
Gestion du risque des dérivés[1]	92 709	92 709	86 799	86 799
Couvertures de flux de trésorerie				
Gestion du risque[1]	9 518	9 518	4 215	4 215
Autres passifs financiers				
Créditeurs et autres charges à payer[2]	160 845	160 845	142 221	142 221
Dépôts des clients[2]	17 993	17 993	24 369	24 369
Dette à court terme	6 663	6 663	655	655
Dette à long terme	608 502	600 415	214 842	204 844
Débentures convertibles	17 400	18 195	-	-
Total	913 630 $	906 338 $	473 101 $	463 103 $

[1] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[2] *En raison de la nature ou des échéances à court terme de ces instruments financiers, la valeur comptable se rapproche de la juste valeur.*

Risque de marché sur les instruments financiers

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans les valeurs des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Les contrats à prix fixe et aux prix du marché pour la vente et l'achat de gaz naturel viennent à échéance en 2012.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 31 mars 2008			**Volume théorique (GJ)**		
Instruments dérivés	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Contrat à livrer	**2,16 $ à 10,37 $**	**1 à 53**	**89 055 376**	**-**	**(76 888) $**
Contrat à livrer	**2,16 $ à 10,37 $**	**1 à 53**	**-**	**89 055 376**	**74 222 $**

Au 31 décembre 2007			Volume théorique (GJ)		
Instruments dérivés	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	105 375 003	-	(17 775) $
Contrat à livrer	2,16 $ à 10,37 $	1 à 55	-	105 375 003	14 754 $

Au cours du premier trimestre de 2008, la Fiducie a constaté un gain latent de 0,4 million de dollars (0,2 million de dollars au 31 mars 2007) découlant des activités de gestion du risque lié au gaz naturel de la Fiducie.

Liquides de gaz naturel

La Fiducie a conclu une série de swaps afin de protéger une partie de la marge exposée aux différentiels de fractionnement des LGN.

L'encours des contrats de la Fiducie se présentait comme suit :

Au 31 mars 2008			**Volume théorique**		
Produit	**Prix fixe**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Propane	**1,2825 $ à 1,4725 $ US/gallon**	**1 à 21**	**31 104 675 gallons**		**(4 248) $**
Butane normal	**1,4950 $ à 1,7000 $ US/gallon**	**1 à 21**	**9 798 075 gallons**	**-**	**(1 756)**
WTI	**83,20 $ à 99,05 $ US/baril**	**1 à 21**	**105 200 barils**	**-**	**(1 040)**
Gaz naturel	**6,54 $ à 8,30 $/GJ**	**1 à 21**	**-**	4 609 375 GJ	**6 769 $**

Au 31 décembre 2007			Volume théorique		
Produit	Prix fixe	Période (mois)	Ventes	Achats	Juste valeur
Propane	1,2825 $ à 1,4725 $ US/gallon	1 à 12	9 677 178 gallons	-	(1 156) $
Butane normal	1,4950 $ à 1,7000 $ US/gallon	1 à 12	2 612 064 gallons	-	(685)
WTI	83,20 $ à 89,10 $ US/baril	1 à 12	27 489 barils	-	(143)
Gaz naturel	6,455 $ à 6,550 $/GJ	1 à 12	-	1 382 591 GJ	159 $

Au cours du premier trimestre de 2008, la Fiducie a constaté un gain latent de 2,8 millions de dollars (néant au 31 mars 2007) découlant des activités de gestion du risque lié aux LGN de la Fiducie.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à l'Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs sur gestion du risque. Au 31 mars 2008, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

La Fiducie n'avait aucun contrat en cours au 31 mars 2008.

Au 31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	79,00 $ à 80,60 $	1 à 3	2 160	-	(28) $
Contrat à livrer	63,25 $ à 68,00 $	1 à 3	-	2 160	31 $

Les activités de gestion du risque lié à l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient un gain latent de 0,1 million de dollars (néant au 31 mars 2007).

L'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

Au 31 mars 2008			**Volume théorique (MWh)**		
Instruments dérivés	**Prix fixe (par MWh)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Swaps et tunnels	**65,00 $ à 88,00 $**	**1 à 21**	**1 787 040**	**-**	**(3 066) $**
Swaps et tunnels	**56,50 $**	**1 à 117**	**-**	**279 564**	**6 265 $**

Au 31 décembre 2007			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	65,00 $ à 88,00 $	1 à 24	1 626 624	-	10 932 $
Swaps et tunnels	56,50 $	1 à 120	-	263 016	3 339 $

La Fiducie n'avait aucune couverture du coût thermique en cours au 31 mars 2008.

L'encours des couvertures du coût thermique de la Fiducie au 31 décembre 2007 se présentait comme suit :

Au 31 décembre 2007			Volume théorique (GJ ou MWh)		
Instruments dérivés	Prix fixe (par GJ ou MWh)	Période (mois)	Ventes	Achats	Juste valeur
Gaz naturel (par GJ)	6,08 $ à 6,17 $	1	-	79 050	17 968 $
Électricité (par MWh)	89,00 $ à 138,00 $	1	6 510	-	170 019 $

Au cours du premier trimestre de 2008, la Fiducie a constaté une perte latente de 0,2 million de dollars (néant au 31 mars 2007) dans le secteur Siège social des activités de couverture du coût thermique de la Fiducie.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. Les swaps de taux d'intérêt ont une durée de vie résiduelle moyenne de 9 à 24 mois et un taux d'intérêt moyen pondéré de 3,76 %. L'objectif de la Fiducie est d'avoir environ 70 % à 75 % de sa dette à des taux d'intérêt fixes.

Au 31 mars 2008, les activités de gestion du risque de taux d'intérêt de la Fiducie ont donné lieu à une perte latente de 1,9 million de dollars (0,3 million de dollars au 31 mars 2007) et à une juste valeur marchande de 1,8 million de dollars.

Gestion du risque de change

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Au 31 mars 2008, les activités de gestion du risque de change de la Fiducie présentaient une perte latente de 0,5 million de dollars (0,2 million de dollars au 31 mars 2007) et une juste valeur marchande de 0,9 million de dollars.

Analyse de sensibilité

Le tableau suivant présente les effets possibles des changements des facteurs de risque importants sur le bénéfice net et les autres éléments du résultat étendu d'AltaGas pour le trimestre terminé le 31 mars 2008 :

Facteur	Augmentation ou diminution	Augmentation ou diminution du bénéfice net	Augmentation ou diminution des autres éléments du résultat étendu
Prix de l'électricité de l'Alberta	1 $/MWh	-	1 197
Différentiel de fractionnement des LGN	1 $/b	2 508	489
Swaps de taux d'intérêt	25 points de base	513	-
Change	0,05 $	123	-

Risque de crédit sur instruments financiers

Le risque de crédit découle de la possibilité qu'une contrepartie à un instrument financier qui doit un montant à la Fiducie soit incapable de respecter ses obligations selon les modalités du contrat.

La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller le crédit consenti aux contreparties ainsi que pour établir des rapports sur ce crédit. AltaGas réduit le risque de contrepartie au minimum en menant des évaluations de crédit sur les contreparties afin de fixer les limites de crédit précises pour les clients avant la fourniture de produits ou la prestation de services et de façon récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des contreparties des garanties financières ou des garanties d'exécution dans certaines situations. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

Le risque de crédit maximal de la Fiducie se compose essentiellement de la valeur comptable des actifs financiers non dérivés et de la juste valeur des actifs financiers dérivés. Au 31 mars 2008, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une contrepartie à des instruments financiers.

Risque d'illiquidité sur instruments financiers

Le risque d'illiquidité constitue le risque que la Fiducie soit incapable de respecter ses obligations financières à l'échéance. La Fiducie gère ce risque au moyen d'un vaste processus de budgétisation et de surveillance afin de s'assurer qu'elle a suffisamment de liquidités et de facilités de crédit pour respecter ses obligations. L'objectif de la Fiducie vise à maintenir sa notation de première qualité afin d'avoir accès au financement par capitaux d'emprunt ou par capitaux propres, le cas échéant. (Se reporter à la note 9.)

Au 31 mars 2008, les échéances contractuelles des passifs financiers non dérivés se présentaient comme suit :

	Paiements exigibles par période					
	Total	2008	2009	2010	2011	Par la suite
Dette à court terme	6 663	6 663	-	-	-	-
Dette à long terme[1]	608 502	-	100 000	407 147	-	101 355
Total	615 165 $	6 663 $	100 000 $	407 147 $	- $	101 355 $

[1] *Inclut les emprunts d'exploitation et les billets à moyen terme, exclut les coûts de financement reportés et les contrats de location-acquisition (note 7).*

11. AVOIR DES PORTEURS DE PARTS

	31 mars 2008	31 décembre 2007
Capital des porteurs de parts *(note 12)*	**713 187 $**	505 544 $
Surplus d'apport	**3 974**	3 875
Bénéfices cumulés	**547 991**	510 412
Débentures convertibles	**1 668**	-
Bons de souscription	**4 500**	-
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts accumulées déclarées[1]	**(425 713)**	(391 103)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(247)**	(247)
Cumul des autres éléments du résultat étendu	**3 010**	27 169
	777 408 $	584 688 $

[1] *Les distributions aux porteurs de parts accumulées payées par la Fiducie au 31 mars 2008 s'élevaient à 414,2 millions de dollars (380,9 millions de dollars au 31 décembre 2007).*

En 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 ont reçu une action ordinaire d'AltaGas Utility Group Inc. (Utility Group) pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts qui s'est vu attribuer moins de 50 actions ordinaires de Utility Group a reçu une somme au comptant. Le nombre d'actions ordinaires de Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27 % de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 %.

12. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation :	**Nombre de parts**	**Montant**
31 décembre 2007	**56 057 438**	**493 866 $**
Parts émises au comptant à l'exercice d'options	**1 000**	**25**
Parts émises en vertu des régimes de réinvestissement des distributions [1]	**329 476**	**7 687**
Parts émises contre des parts échangeables	**21 357**	**154**
Parts émises à l'acquisition d'entreprise	**7 553 174**	**194 645**
Parts émises à la conversion des débentures convertibles	**24 835**	**1 070**
31 mars 2008	**63 987 280**	**697 447**
Parts échangeables émises et en circulation :		
Émises par AltaGas LP #1 le 31 décembre 2007	**2 040 456**	**11 678**
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	**(21 357)**	**(154)**
Parts émises à l'acquisition d'entreprise	**163 607**	**4 216**
31 mars 2008	**2 182 706**	**15 740**
Émises et en circulation au 31 mars 2008	**66 169 986 $**	**713 187 $**

[1] *Premium Distribution^MC, régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

Parts en circulation[1]	Trimestres terminés les 31 mars	
	2008	2007
Nombre de parts – de base[2]	**65 064 354**	56 659 961
Options sur actions dilutives	**942 050**	33 319
Nombre de parts – dilué[2]	**66 006 404**	56 693 280

[1] *Comprend les parts échangeables.*

[2] *Moyenne pondérée.*

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 31 mars 2008, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Jusqu'au 31 mars 2008, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 mars 2008, les options en cours pouvaient être exercées à diverses dates, jusqu'en 2018 (jusqu'en 2017 au 31 décembre 2007). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 25,76 $ (26,36 $ au 31 décembre 2007), et la durée moyenne pondérée qui reste à courir des options s'établissait à 8,79 ans (8,76 ans au 31 décembre 2007). Au 31 mars 2008, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,6 million de dollars (0,7 million de dollars au 31 décembre 2007).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2007	1 310 400	26,36 $
Attribuées	339 250	23,56
Exercées	(1 000)	9,55
Annulées	(33 250)	27,45
Options d'achat de parts en cours au 31 mars 2008	**1 615 400**	**25,76 $**
Options d'achat de parts exerçables au 31 mars 2008	**393 092**	**25,48 $**

[1] *Moyenne pondérée.*

Un sommaire du régime au 31 mars 2008 est présenté ci-dessous :

	Options en cours			Options exerçables	
	Nombre d'options en cours[1]	Prix d'exercice[2]	Durée contractuelle restante[3]	Nombre d'options exerçables[1]	Prix d'exercice[2]
5,00 $ à 7,00 $	9 000	6,10 $	2,20	9 000	6,10 $
7,01 $ à 15,50 $	27 500	10,29	4,91	27 500	10,29
15,51 $ à 25,08 $	743 650	24,23	9,37	70 967	24,30
25,09 $ à 29,50 $	835 250	27,84	8,48	285 625	27,85
	1 615 400	**25,76 $**	**8,79**	**393 092**	**25,48 $**

[1] *Au 31 mars 2008.*

[2] *Moyenne pondérée.*

[3] *Nombre moyen pondéré d'années.*

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au premier trimestre de 2008 à l'égard de ce régime a été de 1,3 million de dollars (1,6 million de dollars au premier trimestre de 2007). Au 31 mars 2008, la juste valeur non passée en charges de la charge de rémunération à base de parts associée aux périodes futures était de 15,9 millions de dollars (14,2 millions de dollars au 31 décembre 2007).

13. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trimestres terminés les 31 mars	
	2008	2007
Numérateur :		
Numérateur pour le résultat de base par part	**37 579 $**	24 580 $
Numérateur pour le résultat dilué par part	**37 839 $**	24 580 $
Dénominateur :		
Nombre moyen pondéré de parts	**65 064**	56 660
Options sur part dilutives	**942**	33
Dénominateur pour le résultat dilué par part	**66 006**	56 693
Résultat de base par part	**0,58 $**	0,43 $
Résultat dilué par part	**0,57 $**	0,43 $

14. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation comme suit :

	Trimestres terminés les 31 mars	
	2008	2007
Débiteurs	**8 939 $**	32 229 $
Stocks	**(709)**	(50)
Autres actifs à court terme	**(263)**	6 778
Créditeurs et charges à payer	**(13 451)**	(30 698)
Dépôts des clients	**(6 376)**	(104)
Produits constatés d'avance	**600**	198
Autres passifs à court terme	**(4 471)**	(5 593)
	(15 731)	2 760
Moins diminution (augmentation) des coûts en capital à payer	**(3 551)**	5 239
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(19 282) $**	7 999 $

Certains postes peuvent ne pas correspondre à une variation nette au bilan par suite d'une acquisition.

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 31 mars	
	2008	2007
Intérêts payés	**5 242 $**	3 083 $
Impôts sur les bénéfices payés	**318 $**	81 $

15. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Au cours du trimestre, la Fiducie a pris en charge deux régimes à prestations déterminées par suite de l'acquisition de Taylor. Ces régimes concernent les employés syndiqués de l'usine d'extraction Younger et certains employés du complexe Harmattan. Le coût des régimes à prestations déterminées est fondé sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de l'indexation salariale, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a ajusté la provision actuarielle de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les 31 mars	
	2008	2007
Régime de retraite à cotisations déterminées	**521 $**	382 $
Régime de retraite à prestations déterminées	**225**	3
Régime de retraite complémentaire des dirigeants	**209**	258
	955 $	643 $

16. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

	Trimestres terminés les 31 mars	
	2008	2007
Frais d'administration, de gestion et d'autres services payés par :		
Utility Group à la Fiducie	**49 $**	8 $
La Fiducie à Utility Group	**47 $**	138 $
Ventes de gaz naturel par la Fiducie aux filiales de Utility Group	**42 172 $**	38 916 $
Honoraires pour services d'exploitation payés par les filiales de Utility Group	**68 $**	66 $
Services de transport fournis par les filiales de Utility Group	**120 $**	124 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**22 $**	21 $

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 31 mars 2008, les débiteurs représentaient un montant de 12,4 millions de dollars (13,5 millions de dollars au 31 décembre 2007) à recevoir des parties liées de la Fiducie. Au 31 mars 2008, les créditeurs comprenaient un montant de 2 000 $ (50 000 $ au 31 décembre 2007) à payer aux parties liées de la Fiducie.

Au cours du troisième trimestre de 2007, AltaGas a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie de 9,0 millions de dollars, dans le cadre du programme de dessaisissement des actifs de production secondaires.

17. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport	-	usines d'extraction de l'éthane et de LGN et gazoducs de transport de gaz naturel et de LGN;
Collecte et traitement sur place	-	réseaux de collecte de gaz naturel et installations de traitement;
Services énergétiques	-	services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité;
Production d'électricité	-	production d'électricité de centrales alimentées au gaz et au charbon conformément à des ententes d'achat d'électricité et d'autres contrats, ainsi que des projets de production d'électricité au fil de l'eau en développement; et
Siège social	-	coûts liés à la prestation de services, aux frais généraux du siège social, aux placements dans des entités ouvertes et fermées, aux actifs de la société, et à l'incidence des variations de la juste valeur sur les actifs et les passifs de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trois mois terminés le 31 mars 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	108 960 $	34 353 $	266 134 $	409 447 $	51 634 $	1 361 $	(18 619) $	443 823 $
Gains latents sur gestion du risque	-	-	-	-	-	628	-	628
Coût des produits vendus	(63 412)	(2 747)	(262 704)	(328 863)	(23 203)	-	18 363	(333 703)
Charges d'exploitation et d'administration	(14 649)	(20 428)	(3 078)	(38 155)	(653)	(8 595)	256	(47 147)
Amortissement	(6 208)	(6 856)	(527)	(13 591)	(1 838)	(572)	-	(16 001)
Bénéfice (perte) d'exploitation	24 691 $	4 322 $	(175) $	28 838 $	25 940 $	(7 178) $	- $	47 600 $
Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque	24 691 $	4 322 $	(175) $	28 838 $	25 940 $	(7 806) $	- $	46 972 $
Ajouts nets (réductions nettes) :								
Immobilisations	562 419 $	28 465 $	1 062 $	591 946 $	55 253 $	633 $	- $	647 832 $
Ententes, contrats et relations de services énergétiques	66 000	-	-	-	18 000	-	-	84 000
Placement à long terme et autres actifs	-	-	-	-	4 861	(46 935)	-	(42 074)
Écart d'acquisition	124 658 $	215 $	- $	124 873 $	- $	- $	- $	124 873 $
Actifs sectoriels	998 297 $	549 419 $	108 442 $	1 656 158 $	215 677 $	123 817 $	- $	1 995 652 $

Trois mois terminés le 31 mars 2007	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Gaz total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	37 321 $	33 230 $	335 584 $	406 135 $	44 293 $	1 961 $	(24 386) $	428 003 $
Gains latents sur gestion du risque	-	-	-	-	-	62	-	62
Coût des produits vendus	(21 494)	(1 619)	(329 540)	(352 653)	(19 833)	-	23 713	(348 773)
Charges d'exploitation et d'administration	(5 346)	(20 893)	(4 279)	(30 518)	(455)	(7 761)	673	(38 061)
Amortissement	(2 001)	(6 520)	(1 242)	(9 763)	(1 861)	(568)	-	(12 192)
Bénéfice (perte) d'exploitation	8 480 $	4 198 $	523 $	13 201 $	22 144 $	(6 306) $	- $	29 039 $
Bénéfice (perte) d'exploitation avant gains latents sur gestion du risque	8 480 $	4 198 $	523 $	13 201 $	22 144 $	(6 368) $	- $	28 977 $
Ajouts nets :								
Immobilisations	2 105 $	1 961 $	538 $	4 604 $	- $	594 $	- $	5 198 $
Placement à long terme et autres actifs	- $	- $	- $	- $	154 $	72 $	- $	226 $
Écart d'acquisition	18 045 $	215 $	- $	18 260 $	- $	- $	- $	18 260 $
Actifs sectoriels	239 208 $	528 054 $	126 197 $	893 459 $	120 930 $	199 555 $	- $	1 213 944 $

Form 52-109F1 - Certification of Interim Filings

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 13, 2008

"Signed"

David W. Cornhill,
Chairman and
Chief Executive Officer

Form 52-109F1 - Certification of Interim Filings

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 13, 2008

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Consolidated Balance Sheets

(unaudited)

($ thousands)	March 31 2008	December 31 2007
ASSETS		
Current assets		
Cash and cash equivalents	**$ 9,563**	$ 12,451
Accounts receivable	**216,326**	191,879
Inventory	**839**	130
Customer deposits	**17,993**	24,369
Risk management *(note 10)*	**68,503**	66,811
Other current assets	**9,977**	9,714
	323,201	305,354
Capital assets *(note 5)*	**1,316,650**	682,322
Energy service arrangements, contracts and relationships *(note 6)*	**177,231**	95,716
Goodwill	**124,873**	18,260
Risk management *(note 10)*	**31,261**	33,640
Long-term investments and other assets	**22,436**	64,509
	$ 1,995,652	$ 1,199,801
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 198,747**	$ 177,802
Distributions payable to unitholders	**11,580**	10,167
Short-term debt	**6,663**	655
Current portion of long-term debt *(note 7)*	**1,250**	1,234
Customer deposits	**17,993**	24,369
Deferred revenue	**2,318**	1,718
Risk management *(note 10)*	**76,037**	60,848
Other current liabilities	**4,850**	9,321
	319,438	286,114
Long-term debt *(note 7)*	**614,505**	218,845
Asset retirement obligations	**34,118**	18,811
Future income taxes	**200,885**	58,229
Risk management *(note 10)*	**26,190**	30,166
Convertible debentures *(note 8)*	**17,400**	-
Other long-term liabilities	**5,708**	2,948
	1,218,244	615,113
Unitholders' equity *(notes 11 and 12)*	**777,408**	584,688
	$ 1,995,652	$ 1,199,801

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the three months ended *($ thousands except per unit amounts and number of units)*		**March 31 2008**		March 31 2007
REVENUE				
Operating	**$**	**442,462**	$	426,042
Unrealized gains on risk management		**628**		62
Other		**1,361**		1,961
		444,451		428,065
EXPENSES				
Cost of sales		**333,703**		348,773
Operating and administrative		**47,147**		38,061
Amortization:				
Capital assets		**13,517**		10,430
Energy services arrangements, contracts and relationships		**2,484**		1,762
		396,851		399,026
Operating income		**47,600**		29,039
Interest expense				
Short-term debt		**784**		60
Long-term debt		**6,215**		3,017
Income before income taxes		**40,601**		25,962
Income tax expense		**3,022**		1,382
Net income		**37,579**		24,580
Accumulated earnings, beginning of period		**510,412**		401,618
Accumulated earnings, end of period	**$**	**547,991**	$	426,198
Net income per unit *(notes 12 and 13)*				
Basic	**$**	**0.58**	$	0.43
Diluted	**$**	**0.57**	$	0.43
Weighted average number of units outstanding (thousands) *(notes 12 and 13)*				
Basic		**65,064**		56,660
Diluted		**66,006**		56,693

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		March 31 2008		March 31 2007
Net income	**$**	**37,579**	$	24,580
Other comprehensive income, net of tax				
Unrealized net gain (loss) on available for sale financial assets		**(17,873)**		17
Unrealized net gain (loss) on derivatives designated as cash flow hedges		**(3,386)**		4,799
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods		**(2,900)**		(4,535)
		(24,159)		281
Comprehensive income	**$**	**13,420**	$	24,861
Accumulated other comprehensive income, beginning of period	**$**	**27,169**		-
Adjustment resulting from adoption of new financial instrument accounting standards		**-**		(2,634)
Other comprehensive income, net of tax		**(24,159)**		281
Accumulated other comprehensive income, end of period	**$**	**3,010**	$	(2,353)

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	March 31 2008	March 31 2007
Cash from operations		
Net income	$ 37,579	$ 24,580
Items not involving cash:		
Amortization	16,001	12,192
Accretion of asset retirement obligations	457	426
Unit-based compensation	100	174
Future income tax expense	3,003	1,382
Gain on sale of assets	(7)	(73)
Equity income	(469)	(1,376)
Distributions from equity investments	-	755
Unrealized gain on risk management	(628)	(62)
Other	280	248
Funds from operations	56,316	38,246
Asset retirement obligations settled	(56)	(120)
Net change in non-cash working capital *(note 14)*	(19,282)	7,999
	36,978	46,125
Investing activities		
Decrease in customer deposits	6,376	104
Acquisition of capital assets	(51,688)	(11,013)
Disposition of capital assets	-	417
Acquisition of long-term investments and other assets	(260,606)	(379)
	(305,918)	(10,871)
Financing activities		
Increase in short-term debt	6,008	7,500
Increase (decrease) in long-term debt	281,031	(17,219)
Distributions to unitholders	(33,198)	(28,851)
Net proceeds from issuance of units *(note 12)*	7,711	12,470
Net proceeds from issuance of warrants *(note 11)*	4,500	-
	266,052	(26,100)
Change in cash and cash equivalents	(2,888)	9,154
Cash and cash equivalents, beginning of period	12,451	13,226
Cash and cash equivalents, end of period	$ 9,563	$ 22,380

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2007, except as described below in Notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes For 2008

Effective January 1, 2008 the Trust adopted the new CICA Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital , which have been provided in Note 9.

Inventory

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventory is valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments - Disclosure" and Section 3863 "Financial Instruments - Presentation" replace Section 3861 "Financial Instruments - Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in Note 10.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transition period with adoption required effective January 1, 2011. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the acquisition of Taylor NGL Limited Partnership (Taylor) and AltaGas' issuance of warrants, the Trust has updated the following significant accounting policies.

Energy Services Arrangements, Contracts, Relationships and Amortization

Energy services arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 - 49 months
Energy services relationships	15 years
Extraction and transmission contracts (E&T)	10 - 30 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the two 353-megawatt (MW) capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2), PremStar Energy Canada Ltd., ECNG Canada Ltd. and Energistics Group Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor and are recorded at fair value and amortized on a straight-line basis over the term of the contracts.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue, and are included as part of unitholders' equity.

4. BUSINESS ACQUISITION

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of natural gas liquids extraction plants, natural gas processing assets and two natural gas liquids pipelines. It also had an interest in a 7 MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $598.7 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures for $132.5 million and approximately $11 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities. The preliminary allocation of the purchase price is as follows:

Total consideration for 100% of Taylor:			
Cost of 8.9% investment in Taylor originally owned by AltaGas			24,672
Purchase price for the remaining 91.1% of Taylor units			
Cash consideration	256,281		
Units	198,861		
Estimated transaction costs	11,000		
Equity portion of Taylor convertible debentures	2,127		468,269
Total consideration		$	492,941
Purchase price allocation for 100% of Taylor:			
Assets acquired			
Current assets	30,804		
Capital assets	592,030		
Energy service arrangements, contracts and relationships	84,000		
Goodwill	106,613		
Long-term investments and other assets	4,640		818,087
Less liabilities assumed			
Current liabilities	31,202		
Long-term debt	110,241		
Convertible debentures	22,171		
Asset retirement obligations	14,350		
Future income taxes	144,616		
Future employee obligations	2,542		
Risk management	24		325,146
		$	492,941

Until the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available for sale and was measured at fair value with the changes in fair value recorded in other comprehensive income (OCI). As of January 10, 2008 Taylor has been included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

5. CAPITAL ASSETS

			March 31 2008			December 31 2007
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Extraction and Transmission						
Extraction and transmission assets	**$ 818,228**	**$ (51,705)**	**$ 766,523**	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
Field gathering and processing assets	**598,284**	**(154,924)**	**443,360**	569,944	(148,297)	421,647
Other assets	**4,541**	**(2,390)**	**2,151**	4,416	(2,161)	2,255
Energy Services						
Energy services assets	**9,791**	**(1,024)**	**8,767**	9,693	(896)	8,797
Other assets	**2,982**	**(207)**	**2,775**	2,018	(156)	1,862
Power Generation						
Capital lease *(note 7)*	**13,798**	**(4,939)**	**8,859**	13,798	(4,596)	9,202
Power generation assets	**77,265**	**-**	**77,265**	22,013	-	22,013
Corporate						
Other assets	**19,863**	**(12,913)**	**6,950**	19,230	(12,416)	6,814
	$1,544,752	**$ (228,102)**	**$ 1,316,650**	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the period ended March 31, 2008 was $0.4 million (December 31, 2007 - $0.8 million). At March 31, 2008 the Trust had spent approximately $93.6 million (December 31, 2007 - $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008, the Trust completed the acquisition of Taylor (Note 4) which resulted in the increase to the extraction and transmission and field gathering and processing assets.

6. ENERGY SERVICES ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

			March 31 2008			December 31 2007
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Energy services arrangements and contracts	**$ 199,070**	**$ (39,853)**	**$ 159,217**	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	**20,892**	**(2,878)**	**18,014**	20,892	2,530)	18,362
	$ 219,962	**$ (42,731)**	**$ 177,231**	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008, the Trust completed the acquisition of Taylor (Note 4) which resulted in the majority of additions since December 31, 2007.

7. LONG-TERM DEBT

		March 31 2008		December 31 2007
Operating loans	$	406,020	$	10,045
Medium-term notes		200,000		200,000
Capital lease obligations		9,735		10,034
		615,755		220,079
Less current portion		1,250		1,234
	$	614,505	$	218,845

Operating Loans

At March 31, 2008 the Trust held a $375.0 million (December 31, 2007 - $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity date of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18 month credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw and the facility matures on September 28, 2009.

At March 31, 2008 the Trust had drawn $406.0 million (December 31, 2007 - $10.0 million) against the facilities. The prime lending rate at March 31, 2008 was 5.25 percent (December 31, 2007 - 6.0 percent). The average rate on the Trust's bankers' acceptances at March 31, 2008 was 4.4 percent (December 31, 2007 - 5.2 percent).

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually. The proceeds of the issue were used to repay bank debt.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes.

Letter of Credit Facility

At March 31, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At March 31, 2008 the Trust had letters of credit of $63.1 million (December 31, 2007 - $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

8. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures after September 10, 2008 and prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

Balance, December 31, 2007	$ -
Fair value of convertible debentures *(note 4)*	22,171
Accretion	(5)
Conversion to Trust units	(612)
Redeemed for cash	(4,154)
Balance, March 31, 2008	**$ 17,400**

9. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit rating and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers Unitholders' Equity (including Accumulated Other Comprehensive Income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remained unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at March 31, 2008 was 45.1 percent (December 31, 2007 - 27.4 percent).

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At March 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values

		March 31 2008		December 31 2007
($ thousands)	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Financial assets				
Held for trading				
Cash and cash equivalents [(2)]	**9,563**	**9,563**	12,451	12,451
Risk management - derivatives [(1)]	**86,258**	**86,258**	83,200	83,200
Cash flow hedges				
Risk management [(1)]	**13,506**	**13,506**	17,251	17,251
Loans and receivables				
Accounts receivable and other assets [(2)]	**205,040**	**205,040**	184,212	184,212
Customer deposits [(2)]	**17,993**	**17,993**	24,369	24,369
Available for sale				
Long-term investments and other assets	**-**	**-**	44,746	44,746
Total	**$ 332,360**	**$ 332,360**	$ 366,229	$ 366,229
Financial liabilities				
Held for trading				
Risk management - derivatives [(1)]	92,709	92,709	86,799	86,799
Cash flow hedges				
Risk management [(1)]	9,518	9,518	4,215	4,215
Other financial liabilities				
Accounts payable and other liabilities [(2)]	160,845	160,845	142,221	142,221
Customer deposits [(2)]	17,993	17,993	24,369	24,369
Short-term debt	6,663	6,663	655	655
Long-term debt	608,502	600,415	214,842	204,844
Convertible debentures	17,400	18,195	-	-
Total	$ 913,630	$ 906,338	$ 473,101	$ 463,103

[(1)] *Fair value is equal to the carrying value for derivatives and hedged items/*

[(2)] *Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.*

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2012.

The Trust had the following contracts outstanding:

As at March 31, 2008			**Notional volume (GJ)**		
Derivative Instruments	**Fixed price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Commodity forward	**$2.16 to $10.37**	**1 - 53**	**89,055,376**	**-**	**$ (76,888)**
Commodity forward	**$2.16 to $10.37**	**1 - 53**	**-**	**89,055,376**	**$ 74,222**

As at December 31, 2007			Notional volume (GJ)		
Derivative Instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$2.16 to $10.37	1 - 55	105,375,003	-	$ (17,775)
Commodity forward	$2.16 to $10.37	1 - 55	-	105,375,003	$ 14,754

In first quarter 2008 the Trust recognized an unrealized gain of $0.4 million (March 31, 2007 - $0.2 million) from the Trust's natural gas risk management activities.

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the margin exposed to NGL frac spread.
The Trust had the following contracts outstanding:

As at March 31, 2008			**Notional volume**		
Product	**Fixed price**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Propane	**$1.2825 to $1.4725 US/gallon**	**1 - 21**	**31,104,675 gallon**	**-**	**$ (4,248)**
Normal butane	**$1.4950 to $1.7000 US/gallon**	**1 - 21**	**9,798,075 gallon**	**-**	**(1,756)**
WTI	**$83.20 to $99.05 US/Bbl**	**1 - 21**	**105,200 Bbls**	**-**	**(1,040)**
Natural gas	**$6.54 to $8.30/GJ**	**1 - 21**	**-**	**4,609,375 GJ**	**$ 6,769**

As at December 31, 2007			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$1.2825 to $1.4725 US/gallon	1 - 12	9,677,178 gallon	-	$ (1,156)
Normal butane	$1.4950 to $1.7000 US/gallon	1 - 12	2,612,064 gallon	-	(685)
WTI	$83.20 to $89.10 US/Bbl	1 - 12	27,489 Bbls	-	(143)
Natural gas	$6.455 to $6.550/GJ	1 - 12	-	1,382,591 GJ	$ 159

In first quarter 2008 the Trust recognized an unrealized gain of $2.8 million (March 31, 2007 - nil) from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At March 31, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no contracts outstanding at March 31, 2008.

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$79.00 to $80.60	1 - 3	2,160	-	$ (28)
Commodity forward	$63.25 to $68.00	1 - 3	-	2,160	$ 31

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized gain of $0.1 million (March 31, 2007 - nil).

The Trust had the following commodity swaps and collars outstanding:

As at March 31, 2008			**Notional volume (MWh)**		
Derivative Instruments	**Fixed price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Swaps and collars	**$65.00 to $88.00**	**1 to 21**	**1,787,040**	**-**	**$ (3,066)**
Swaps and collars	**$56.50**	**1 to 117**	**-**	**279,564**	**$ 6,265**

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Swaps and collars	$65.00 to $88.00	1 to 24	1,626,624	-	$ 10,932
Swaps and collars	$56.50	1 to 120	-	263,016	$ 3,339

The Trust had no heat rate hedges outstanding at March 31, 2008.

The Trust had the following heat rate hedges outstanding as at December 31, 2007:

As at December 31, 2007			Notional volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases	Fair value
Natural gas (per GJ)	$6.08 to $6.17	1	-	79,050	$ 17,968
Power (per MWh)	$89.00 to $138.00	1	6,510	-	$ 170,019

In first quarter 2008 the Trust recognized an unrealized loss of $0.2 million (March 31, 2007 - nil) in the corporate segment from the Trust's heat rate hedging activities.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The interest rate swaps have an average remaining term of 9 to 24 months and a weighted average interest rate of 3.76 percent. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

At March 31, 2008 the Trust's interest rate risk management activities resulted in an unrealized loss of $1.9 million (March 31, 2007 - $0.3 million) and fair market value position of $1.8 million.

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. At March 31, 2008 the Trust's foreign exchange risk management activities had an unrealized loss of $0.5 million (March 31, 2007 - $0.2 million) and fair market value position of $0.9 million.

Sensitivity Analysis

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for the three months ended March 31, 2008:

Factor Share	Increase or decrease	Increase or decrease in net income	Increase or decrease in OCI
Alberta electricity prices	$1/MWh	-	1,197
Natural gas liquids fractionation spread	$1 per Bbl	2,508	489
Interest rate swaps	25 bps	513	-
Foreign exchange	$0.05	123	-

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument in which the Trust has an amount owing from fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow for AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At March 31, 2008 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (see Note 9).

At March 31, 2008 the Trust has the following contractual maturities with respect to non-derivative financial liabilities:

		Payments Due by period				
	Total	2008	2009	2010	2011	Thereafter
Short-term debt	6,663	6,663	-	-	-	-
Long-term debt[(1)]	608,502	-	100,000	407,147	-	101,355
Total	$ 615,165	$ 6,663	$ 100,000	$ 407,147	$ -	$ 101,355

(1) Comprised of operating loans and medium-term notes excluding deferred financing costs and capital leases (Note 7).

11. UNITHOLDERS' EQUITY

	March 31 2008	December 31 2007
Unitholders' capital *(note 12)*	$ 713,187	$ 505,544
Contributed surplus	3,974	3,875
Accumulated earnings	547,991	510,412
Convertible debentures	1,668	-
Warrants	4,500	-
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions declared[1]	(425,713)	(391,103)
Distributions of common shares of Utility Group	(29,848)	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	(247)	(247)
Accumulated other comprehensive income	3,010	27,169
	$ 777,408	$ 584,688

[1] *Accumulated unitholders' distributions paid by the Trust as at March 31, 2008 were $414.2 million (as at December 31, 2007 - $380.9 million).*

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of AltaGas Utility Group Inc. (Utility Group) for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

12. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding:	Number of units	Amount
December 31, 2007	56,057,438	$ 493,866
Units issued for cash on exercise of options	1,000	25
Units issued under DRIP[1]	329,476	7,687
Units issued for exchangeable units	21,357	154
Units issued on business acquisition	7,553,174	194,645
Units issued on conversion of convertible debentures	24,835	1,070
March 31, 2008	63,987,280	697,447
Exchangeable Units Issued and Outstanding:		
December 31, 2007 issued by AltaGas LP #1	2,040,456	11,678
AltaGas LP #1 units redeemed for trust units	(21,357)	(154)
Units issued in business acquisition	163,607	4,216
March 31, 2008	2,182,706	15,740
Issued and outstanding at March 31, 2008	66,169,986	$ 713,187

[1] *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan*

Units Outstanding [1]		Three months ended March 31
	2008	2007
Number of units - Basic[2]	**65,064,354**	56,659,961
Dilutive stock options	**942,050**	33,319
Number of units - diluted[2]	**66,006,404**	56,693,280

(1) *Includes exchangeable units.*

(2) *Weighted average.*

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At March 31, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To March 31, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At March 31, 2008 outstanding options were exercisable at various dates to the year 2018 (December 31, 2007 - 2017). Options outstanding under the plan have a weighted average exercise price of $25.76 (December 31, 2007 - $26.36) and a weighted average remaining term of 8.79 years (December 31, 2007 - 8.76 years). As at March 31, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2007	1,310,400	$ 26.36
Granted	339,250	23.56
Exercised	(1,000)	9.55
Cancelled	(33,250)	27.45
Unit options outstanding, March 31, 2008	**1,615,400**	**$ 25.76**
Unit options exercisable, March 31, 2008	**393,092**	**$ 25.48**

(1) *Weighted average*

A summary of the plan as at March 31, 2008:

	Options outstanding			Options exercisable	
	Number outstanding [1]	Exercise price [2]	Remaining contractual life [3]	Number exercisable [1]	Exercise price [2]
$5.00-$7.00	9,000	$ 6.10	2.20	9,000	$ 6.10
$7.01-$15.50	27,500	10.29	4.91	27,500	10.29
$15.51-$25.08	743,650	24.23	9.37	70,967	24.30
$25.09-$29.50	835,250	27.84	8.48	285,625	27.85
	1,615,400	**$ 25.76**	**8.79**	**393,092**	**$ 25.48**

(1) *As at March 31, 2008.*

(2) *Weighted average.*

(3) *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2008 in respect of this plan was $1.3 million (first quarter 2007 - $1.6 million). As at March 31, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $15.9 million (December 31, 2007 - $14.2 million).

13. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

		Three months ended March 31 2008		2007
Numerator:				
Numerator for basic income per unit	$	37,579	$	24,580
Numerator for diluted income per unit	$	37,839	$	24,580
Denominator:				
Weighted-average number of units		65,064		56,660
Dilutive unit options		942		33
Denominator for diluted income per unit		66,006		56,693
Basic income per unit	$	0.58	$	0.43
Diluted income per unit	$	0.57	$	0.43

14. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

		Three months ended March 31 2008		2007
Accounts receivable	$	8,939	$	32,229
Inventory		(709)		(50)
Other current assets		(263)		6,778
Accounts payable and accrued liabilities		(13,451)		(30,698)
Customer deposits		(6,376)		(104)
Deferred revenue		600		198
Other current liabilities		(4,471)		(5,593)
		(15,731)		2,760
Less decrease (increase) in capital costs payable		(3,551)		5,239
Net change in non-cash working capital related to operations	$	(19,282)	$	7,999

Specific line items may not tie to net change in Balance Sheet due to acquisition.

The following cash payments have been included in the determination of earnings:

		Three months ended March 31 2008		2007
Interest paid	$	5,242	$	3,083
Income taxes paid	$	318	$	81

15. PENSION PLANS AND RETIREE BENEFITS

During the quarter the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant and certain employees at the Harmattan Complex. The cost of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. Atlagas has adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

		Three months ended March 31		
		2008		2007
Defined contribution plan	**$**	**521**	$	382
Defined benefit plan		**225**		3
Supplemental executive retirement plan		**209**		258
	$	**955**	$	643

16. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

		Three months ended March 31		
		2008		2007
Fees for administration, management and other services paid by:				
Utility Group to the Trust	**$**	**49**	$	8
The Trust to Utility Group	**$**	**47**	$	138
Natural gas sales by the Trust to Utility Group subsidiaries	**$**	**42,172**	$	38,916
Fees for operating services paid by Utility Group subsidiaries	**$**	**68**	$	66
Transportation services provided by Utility Group subsidiaries	**$**	**120**	$	124
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$**	**22**	$	21

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at March 31, 2008 was $12.4 million (December 31, 2007 - $13.5 million) due to the Trust from related parties. Included in accounts payable at March 31, 2008 was $2,000 (December 31, 2007 - $50,000) due from the Trust to related parties.

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

17. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Extraction and Transmission	– ethane and natural gas liquids extraction plants and natural gas and natural gas liquids transmission pipelines;
Field Gathering and Processing	– natural gas gathering lines and processing facilities;
Energy Services	– energy management and gas services for natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, as well wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three months ended March 31, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 108,960	$ 34,353	$ 266,134	$ 409,447	$ 51,634	$ 1,361	$ (18,619)	$ 443,823
Unrealized gains on risk management	-	-	-	-	-	628	-	628
Cost of sales	(63,412)	(2,747)	(262,704)	(328,863)	(23,203)	-	18,363	(333,703)
Operating and administrative	(14,649)	(20,428)	(3,078)	(38,155)	(653)	(8,595)	256	(47,147)
Amortization	(6,208)	(6,856)	(527)	(13,591)	(1,838)	(572)	-	(16,001)
Operating income (loss)	$ 24,691	$ 4,322	$ (175)	$ 28,838	$ 25,940	$ (7,178)	-	$ 47,600
Operating income (loss) before unrealized gains (losses) on risk management	$ 24,691	$ 4,322	$ (175)	$ 28,838	$ 25,940	$ (7,806)	-	$ 46,972
Net additions (reductions) to:								
Capital assets	$ 562,419	$ 28,465	$ 1,062	$ 591,946	$ 55,253	$ 633	-	$ 647,832
Energy services arrangements,contracts and relationships	66,000	-	-	-	18,000	-	-	84,000
Long-term investment and other assets	-	-	-	-	4,861	(46,935)	-	(42,074)
Goodwill	$ 124,658	$ 215	-	$ 124,873	-	-	-	$ 124,873
Segmented assets	$ 998,297	$ 549,419	$ 108,442	$1,656,158	$ 215,677	$ 123,817	-	$1,995,652

Three months ended March 31, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 37,321	$ 33,230	$ 335,584	$ 406,135	$ 44,293	$ 1,961	$ (24,386)	$ 428,003
Unrealized gains on risk management	-	-	-	-	-	62	-	62
Cost of sales	(21,494)	(1,619)	(329,540)	(352,653)	(19,833)	-	23,713	(348,773)
Operating and administrative	(5,346)	(20,893)	(4,279)	(30,518)	(455)	(7,761)	673	(38,061)
Amortization	(2,001)	(6,520)	(1,242)	(9,763)	(1,861)	(568)	-	(12,192)
Operating income (loss)	$ 8,480	$ 4,198	$ 523	$ 13,201	$ 22,144	$ (6,306)	-	$ 29,039
Operating income (loss) before unrealized gains on risk management	$ 8,480	$ 4,198	$ 523	$ 13,201	$ 22,144	$ (6,368)	-	$ 28,977
Net additions to:								
Capital assets	$ 2,105	$ 1,961	$ 538	$ 4,604	-	$ 594	-	$ 5,198
Long-term investment and other assets	-	-	-	-	$ 154	$ 72	-	$ 226
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 239,208	$ 528,054	$ 126,197	$ 893,459	$ 120,930	$ 199,555	-	$1,213,944

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of the Trust as at and for the three ended March 31, 2008 compared to the three ended March 31, 2007. This MD&A dated May 8, 2008 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three ended March 31, 2008 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2007.

This MD&A contains forward looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	Three months ended March 31 2008	2007
Revenue	**444.5**	428.1
Unrealized gains on risk management	**0.6**	0.1
Net revenue[1]	**110.7**	79.3
EBITDA[1]	**63.6**	41.2
EBITDA before unrealized gains on risk management[1]	**63.0**	41.1
Operating income[1]	**47.6**	29.0
Operating income before unrealized gains on risk management[1]	**47.0**	28.9
Net income	**37.6**	24.6
Net income before tax-adjusted unrealized gains on risk management[1]	**37.3**	25.1
Net income before tax[1]	**40.6**	26.0
Total assets	**1,995.7**	1,213.9
Total long-term liabilities	**898.8**	392.8
Net additions to capital assets	**647.8**	5.2
Distributions declared[2]	**34.6**	28.9
Cash flows		
Cash from operations	**37.0**	46.1
Funds from operations[1]	**56.3**	38.2

($ per unit)	Three months ended March 31 2008	2007
EBITDA[1]	**0.98**	0.73
EBITDA before unrealized gains on risk management[1]	**0.97**	0.73
Net income - basic	**0.58**	0.43
Net income - diluted	**0.57**	0.43
Net income before tax-adjusted unrealized gains on risk management[1]	**0.57**	0.44
Net income before tax[1]	**0.62**	0.46
Distributions declared[2]	**0.525**	0.51
Cash flows		
Cash from operations	**0.57**	0.81
Funds from operations[1]	**0.87**	0.67
Units outstanding - basic (millions)		
During the period[3]	**65.1**	56.7
End of period	**66.2**	56.9

[1] *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

[2] *Distributions declared of $0.175 per unit per month commencing in August 2007. From January 2007 to July 2007 distributions of $0.17 per unit per month were declared.*

[3] *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Net income for the three months ended March 31, 2008 was $37.6 million ($0.58 per unit - basic) compared to $24.6 million ($0.43 per unit - basic) for the same period in 2007. Net income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher frac spreads, and higher frac spread-exposed volumes which were partially offset by lower throughput in some of the field gathering and processing operating areas. In the power business, net income increased due to a higher average price received on the sale of power partially offset by higher costs related to the power purchase arrangements (PPAs) and higher environmental compliance costs. Net income also increased due to an unrealized gain in the fair value of risk management contracts and was negatively impacted by higher administrative costs, higher interest expense and higher income taxes.

Operating income from the gas business was $28.9 million in first quarter 2008 compared to $13.2 million in same quarter 2007. In the power business, operating income was $25.9 million in first quarter 2008 compared to $22.1 million in first quarter 2007. In first quarter 2008 operating income from the gas and power businesses were 53 percent and 47 percent respectively of total operating income compared to 37 percent and 63 percent respectively for the same quarter in 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

On a consolidated basis, net revenue for the quarter ended March 31, 2008 was $110.7 million compared to $79.3 million in the same quarter of 2007. In the gas business net revenue increased in first quarter 2008 due to additional processing and transmission facilities, higher frac spreads, higher frac spread-exposed volumes and higher rates in Field Gathering and Processing (FG&P). These increases were partially offset by lower throughput at some of the FG&P facilities, the sale of oil and gas properties in mid-2007 and lower fixed-price gas and transport sales and lower volumes in the Energy Services segment. In the power business, net revenue increased due to higher average price received on the sale of power partially offset by higher costs related to the power purchase arrangements and environmental compliance costs. In addition, an unrealized gain on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for first quarter 2008 was $47.1 million up from $38.1 million in the same quarter of 2007. The increase was primarily due to new and expanded facilities in the gas business and increased costs to support the growth of the Trust.

Amortization expense for first quarter 2008 was $16.0 million compared to $12.2 million in the same quarter last year. The increase was due to the Taylor acquisition partially offset by the sale of oil and gas properties in mid-2007.

Interest expense for first quarter 2008 was $7.0 million compared to $3.0 million in the same quarter of 2007. The increase was due to higher average debt balances of $577.2 million compared to $256.0 million for the same period in 2007. The average borrowing rate was 5.1 percent in first quarter 2008 and 2007.

In first quarter 2008 the Trust reported an income tax expense of $3.0 million compared an income tax expense of $1.4 million in the same quarter last year. The higher income tax expense was due to more income subject to tax offset by lower federal corporate income tax rates enacted in the fourth quarter of 2007 compared to rates in effect in first quarter 2007.

CAPITAL OUTLOOK

AltaGas' strategy is to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. In order to execute its strategy, AltaGas expects capital expenditures to be approximately $150 million and $250 million in 2008 and 2009 respectively and to be split approximately 60 percent gas and 40 percent power in both years. This estimate is based on projects that are in various stages of development.

Run-of-River Hydroelectric Plants Under Development
AltaGas has under development six run-of-river hydroelectric projects with approximate capacity of 70 MW of renewable energy. The projects are at various stages of development with the 14 MW Rainy River project located near Gibson, B.C. in the advanced development stage. Subject to the outcome of B.C. Hydro's Clean Power Call process, AltaGas anticipates the Rainy River generated power will be sold to B.C. Hydro. Rainy River could be operational as early as 2010 and is expected to cost approximately $40 to $45 million which is not included in the capital expenditure estimates disclosed above. The run-of-river projects under development will be subject to various regulatory and environmental approvals.

Harmattan Complex Projects
AltaGas will invest $24 million to construct off-site facilities and build a 30-kilometre pipeline between its Harmattan Complex and a gas plant in the Carstairs area of southern Alberta. It will also commission a new gathering system to the West and extend an existing gathering system to the North, for an estimated cost of $7 million. A further $24 million will be directed to efficiency enhancements to reduce operating costs and increase reliability at the complex. These costs are included in the $150 million capital expenditure estimate already announced for 2008 and the initiatives are expected to be in service in fourth quarter 2008.

Pouce Coupe Project
AltaGas plans to invest approximately $25 million on a sour gas expansion at its Pouce Coupe facility. The expansion is expected to add approximately 20 Mmcf/d of sour gas processing capability to the existing facility, which is currently processing 7 Mmcf/d of sweet gas. The development is currently at the regulatory approval stage. The costs are included in the $150 million capital expenditure estimate for 2008.

The above disclosed projects are first quarter updates. For information on all outstanding AltaGas projects, please see the 2007 Annual Report. All projects in the 2007 Annual Report which have not been updated above are on track for timing of completion and on budget.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue		Three months ended March 31	
($ millions)		**2008**	2007
Net revenue		**110.7**	79.3
Add:	Cost of sales	**333.8**	348.8
Revenue (GAAP financial measure)		**444.5**	428.1

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income	Three months ended March 31	
($ millions)	2008	2007
Operating income	**47.6**	29.0
Deduct: Interest expense	**(7.0)**	(3.0)
Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)	**37.6**	24.6

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gains on Risk Management	Three months ended March 31	
($ millions)	2008	2007
Operating income before unrealized gains on risk management	**47.0**	28.9
Add (deduct): Unrealized gains on risk management	**0.6**	0.1
Interest expense	**(7.0)**	(3.0)
Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)	**37.6**	24.6

Operating income before unrealized gains on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses and amortization.

EBITDA	Three months ended March 31	
($ millions)	2008	2007
EBITDA	**63.6**	41.2
Deduct: Amortization	**(16.0)**	(12.2)
Interest expense	**(7.0)**	(3.0)
Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)	**37.6**	24.6

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management	Three months ended March 31	
($ millions)	2008	2007
EBITDA before unrealized gains on risk management	**63.0**	41.1
Add (deduct): Unrealized gains on risk management	**0.6**	0.1
Amortization	**(16.0)**	(12.2)
Interest expense	**(7.0)**	(3.0)
Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)	**37.6**	24.6

EBITDA before unrealized gains on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management		Three months ended March 31	
($ millions)		**2008**	2007
Net income before tax-adjusted unrealized gains on risk management		**37.3**	25.1
Add (deduct):	Unrealized gains on risk management	**0.6**	0.1
	Income tax expense on risk management	**(0.3)**	(0.6)
Net income (GAAP financial measure)		**37.6**	24.6

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Net Income Before Tax		Three months ended March 31	
($ millions)		**2008**	2007
Net income before tax		**40.6**	26.0
Deduct:	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed which can change from year-to-year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income less income tax expense.

Funds from Operations		Three months ended March 31	
($ millions)		**2008**	2007
Funds from operations		**56.3**	38.2
Add (deduct):	Net change in non-cash working capital	**(19.3)**	8.0
	Asset retirement obligations settled	**-**	(0.1)
Cash from operations (GAAP financial measure)		**37.0**	46.1

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

References to net revenue, operating income, operating income before unrealized gains on risk management, EBITDA, EBITDA before unrealized gains on risk management, net income before tax-adjusted unrealized gains on risk management, net income before tax, and funds from operations throughout this document have the meanings set out in this section.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income ($ millions)	Three months ended March 31 2008	2007
Extraction and Transmission	**24.8**	8.5
Field Gathering and Processing	**4.3**	4.2
Energy Services	**(0.2)**	0.5
Power Generation	**25.9**	22.1
Corporate	**(7.2)**	(6.3)
	47.6	29.0
Operating income before unrealized gains on risk management	**47.0**	28.9

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems. As a result of the Taylor acquisition in January 2008, AltaGas added interests in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, the Ethane Delivery System (EDS) and Joffre Feedstock Pipeline (JFP) in Alberta and increased its ownership in the Joffre extraction plant to 100 percent from 50 percent.

Financial Results ($ millions)	Three months ended March 31 2008	2007
Revenue	**109.0**	37.4
Net revenue	**45.6**	15.8
Operating and administrative expense	**14.6**	5.3
Amortization expense	**6.2**	2.0
Operating income	**24.8**	8.5

Operating Statistics	Three months ended March 31 2008	2007
Extraction inlet gas processed (Mmcf/d)(1)	**872**	472
Extraction ethane volumes (Bbls/d)(1)	**28,377**	15,643
Extraction NGL volumes (Bbls/d)(1)	**13,422**	6,979
Total extraction volumes (Bbls/d)(1)	**41,799**	22,622
Frac spread - realized ($/Bbl)(1)(3)	**$ 27.02**	$ 11.75
Transmission volumes (Mmcf/d)(1)(2)	**379**	408

(1) *Average for the period.*

(2) *Excludes natural gas liquids pipeline volumes.*

(3) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

In first quarter 2008 operating income in the E&T segment accounted for approximately 45 percent of operating income from the operating segments compared to 24 percent in first quarter 2007. Operating income in first quarter 2008 was $24.8 million, almost triple the $8.5 million reported for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition. Operating income also increased due to higher frac spreads and higher volumes of NGLs exposed to frac spread in first quarter 2008 compared to the same period in 2007.

Average ethane and NGL volumes in the extraction business increased 85 percent in first quarter 2008 compared to

same quarter 2007, mainly due to the addition of the Harmattan Complex, Younger Extraction Plant and the remaining 50 percent ownership in the Joffre plant. Natural gas volumes transported in first quarter 2008 were lower than the same quarter in 2007 due to maintenance activities on the Suffield system. In the transmission business, pipeline throughput has minimal overall impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in first quarter 2008 almost tripled to $45.6 million, up from $15.8 million in the same period in 2007. Net revenue increased by $26.5 million primarily as a result of the extraction and transmission assets acquired with Taylor or approximately 90 percent of this increase. Net revenue also increased by approximately $3.0 million due to higher frac spreads and $0.6 million due to higher volumes of NGLs exposed to frac spread in first quarter 2008 compared to the same period in 2007 for the facilities owned prior to January 10, 2008 when Taylor was acquired.

Operating and administrative expense in first quarter 2008 was $14.6 million compared to $5.3 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the new facilities acquired in January 2008.

Amortization expense in first quarter 2008 was $6.2 million compared to $2.0 million for the same period in 2007. The increase was due to the Taylor facilities purchased in January 2008.

E&T Outlook

Results in the E&T segment are expected to increase materially in 2008. The addition of new extraction facilities with the acquisition of Taylor has added approximately 1 Bcf/d of inlet processing capacity, 23,500 Bbls/d of NGL production and 140,000 Bbls/d of NGL transportation capacity. Operating income in the E&T segment as a percentage of total operating income from all business segments is expected to increase from 25 percent in 2007 to approximately 40 percent in 2008. Beginning in fourth quarter 2008, volumes processed are expected to increase as a result of projects under way to consolidate extraction facilities and optimize and upgrade the Harmattan Complex resulting in increased utilization and lower operating costs.

Approximately 12 percent (5,000 Bbls/d) of extraction volumes are sold at market price and approximately 40 to 45 percent of those volumes have been hedged at over $20/Bbl for the remainder of 2008 and over $25/Bbl for 2009. The current forward curve for frac spread remains strong for the remainder of 2008 in the low to mid-$20 range.

In second quarter 2008 a major maintenance turnaround is planned at one of the facilities and is expected to last 23 days and cost approximately $4.1 million in direct costs and lost operating income. In third quarter 2008 there are planned turnarounds for a total of 48 days at three facilities which are expected to cost approximately $1.8 million in direct costs and lost operating income.

In the transmission business, the addition of the EDS and JFP pipelines in January 2008 and full year results from the Cold Lake expansion are also expected to contribute to increased earnings compared to 2007. AltaGas expects to pursue other projects similar to the Cold Lake expansion, which may further enhance returns in the segment. An arrangement to utilize an unused portion of the EDS has been completed and will contribute to earnings beginning second quarter 2008.

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities. In January 2008 AltaGas added three interconnected processing facilities, Retlaw, Enchant and Turin and related gathering systems (RET) as a result of the Taylor acquisition with processing capacity of 150 Mmcf/d.

Financial Results	Three months ended March 31	
($ millions)	**2008**	2007
Revenue	**34.4**	33.2
Net revenue	**31.6**	31.6
Operating and administrative expense	**20.4**	20.9
Amortization expense	**6.9**	6.5
Operating income	**4.3**	4.2

Operating Statistics	Three months ended March 31	
	2008	2007
Capacity (Mmcf/d)(1)	**1,178**	1,021
Throughput (gross Mmcf/d)(2)	**542**	552
Capacity utilization (%)(2)	**46**	54
Average working interest (%)(1)	**90**	92

(1) *As at March 31.*

(2) *Average for the period.*

Operating income in the FG&P segment for first quarter 2008 was $4.3 million compared to $4.2 million for the same quarter of 2007. The increase was due to the addition of the RET, Acme and Corbett Creek facilities, lower operating expenses and higher rates offset by the impact of lower throughput.

Processing capacity increased by 157 Mmcf/d as a result of the addition of the RET, Acme and Corbett Creek facilities; both the Acme and Corbett Creek facilities are dedicated to coal bed methane (CBM) gas processing. The increase was offset by the sale of the Ikhil Joint Venture and the redeployment of the Del Bonita assets in 2007. Utilization reported in first quarter 2008 was 46 percent compared to 54 percent reported in first quarter 2007. The decrease in utilization was due to volume declines and lower utilization at the RET facility.

Throughput in first quarter 2008 averaged 542 Mmcf/d compared to 552 Mmcf/d in first quarter 2007. The 2 percent decrease was primarily due to natural declines, lower producer activity and unscheduled plant shutdowns at Princess and Clear Hills plants partially offset by new facilities. In first and second quarter 2007, AltaGas volumes declined 3 percent and 4 percent respectively and since then have remained relatively flat at facilities owned prior to the acquisition of the RET facility with the exception of the unscheduled plant shutdowns at Clear Hills and Princess.

Net revenue for the FG&P segment was $31.6 million for first quarter 2008 and 2007. Net revenue increased due to $3.6 million from new facilities and $1.1 million from higher rates. These increases were offset by $2.1 million due to lower throughput, $1.3 million due to the sale of the Ikhil Joint Venture and $1.3 million in unscheduled plant shutdowns at the Princess and Clear Hills plants.

Operating and administrative expense in first quarter 2008 was $20.4 million compared to $20.9 million for the same quarter in 2007. The decrease was a result of lower operating costs partially offset by operating costs from new facilities including approximately $0.5 million related to a 7 day turnaround at the RET facility.

Amortization expense for the FG&P segment in first quarter 2008 was $6.9 million compared to $6.5 million for the same period in 2007. The increase was due to additional facilities partially offset by lower amortization due to the sale of Ikhil Joint Venture.

FG&P Outlook

FG&P expects to report higher results in 2008 than in 2007. The increase is due to the addition of the RET facilities, a full year of operations at Acme and Corbett Creek, recontracting at higher rates, optimization of facilities and a strong focus on increasing throughput and continued operating and administration expense cost control. A major turnaround is scheduled for the second quarter at Rainbow Lake; the majority of the costs are expected to be recovered through contractual arrangements. Gas currently shut-in because of the unscheduled plant shutdowns at Princess and Clear Hills is scheduled to come back on-line during second quarter.

AltaGas is working with customers to optimize underutilized assets. The underutilized Sedgewick facility is expected to be connected to the fully utilized Killam and Iron Creek facilities to allow gas to be diverted to Sedgewick and allow increased combined processing for the three facilities. This project is expected to be completed at the end of May 2008. AltaGas expects to increase its gas gathering and processing infrastructure in 2008 through acquisition and development of new facilities as producers reallocate capital from processing to their core activity of exploration and production. Increased drilling activity and producer activity in CBM areas, northwest Alberta and northeast British Columbia is also expected to provide opportunities for expansions, acquisitions and development of gas gathering and processing infrastructure. AltaGas expects to spend approximately $50 million to grow and optimize its gathering and processing infrastructure in 2008, including gathering systems, capacity expansions and enhancements to its sour gas processing facilities including the planned expansion at the Pouce Coupe facility.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment included a small portfolio of oil and natural gas production assets which were sold effective May 31, 2007.

Financial Results	Three months ended	
		March 31
($ millions)	**2008**	2007
Revenue	**266.1**	335.6
Net revenue	**3.4**	6.0
Operating and administrative expense	**3.1**	4.3
Amortization expense	**0.5**	1.2
Operating income	**(0.2)**	0.5

Operating Statistics	Three months ended	
		March 31
	2008	2007
Energy management service contracts[1]	**1,499**	1,413
Average volumes transacted (GJ/d)[2]	**324,758**	407,272

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

The operating loss in the Energy Services segment in first quarter 2008 was $0.2 million compared to an operating income of $0.5 million for the same quarter in 2007. Operating income decreased as a result of lower fixed-price gas and transport sales and a one-time cost of $0.4 million related to commissions paid to a trade association related to 2007. These decreases were partially offset by lower compensation costs.

Net revenue in first quarter 2008 was $3.4 million compared to $6.0 million for the same period in 2007. Gas services net revenue decreased $1.5 million reflecting the sale of the oil and natural gas assets in second quarter 2007 and $1.1 million due to lower fixed-price gas and transport sales and lower volumes.

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2008 to be slightly lower than 2007 results, excluding the gain on sale of the oil and gas production assets in 2007. However, the recent increase in natural gas prices and market volatility may lead to increased interest in locking-in longer-term fixed-price gas deals. The acquisition of Taylor is expected to increase opportunities to enhance unitholder value due to the increased geographic footprint and energy infrastructure.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity. Construction is underway for an additional 14.4 MW of gas-fired peaking capacity at the Bantry and Parkland gas processing facilities. Upon connection to the electricity grid, the new gas-fired peaking plants will increase the Trust's peaking capacity by 58 percent and total power generation capacity to 392.4 MW. The segment also includes a 25 percent interest in a 7 MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition.

Financial Results	Three months ended	
		March 31
($ millions)	**2008**	2007
Revenue	**51.6**	44.3
Net revenue	**28.4**	24.5
Operating and administrative expense	**0.7**	0.5
Amortization expense	**1.8**	1.9
Operating income	**25.9**	22.1

Operating Statistics	Three months ended	
		March 31
	2008	2007
Volume of power sold (GWh)	**660**	666
Average price received on the sale of power ($/MWh)(1)	**78.24**	66.54
Alberta Power Pool average spot price ($/MWh)(1)	**76.69**	63.62

(1) *Average for the period.*

Operating income in the Power Generation segment in first quarter 2008 was $25.9 million compared to $22.1 million for the same quarter in 2007. Operating income increased primarily as a result of a higher average price received on sale of power. This increase was partially offset by higher PPA costs due to an unfavourable 30-day rolling average power price (RAPP), higher environmental compliance costs and higher transmission costs.

Net revenue in first quarter 2008 was $28.4 million compared to $24.5 million for the same period in 2007. Net revenue increased by $4.2 million due to a higher average spot power prices and $3.5 million due to higher hedge prices. The increases were partially offset by $2.2 million higher PPA costs due to an unfavourable RAPP, $1.2 million incurred to

comply with Alberta's Specified Gas Emitters Regulation (SGER) and $0.9 million as a result of higher transmission costs.

Operating and administrative expense was $0.7 million in first quarter 2008 compared to $0.5 million for the same period in 2007. In March 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. These services have not materially impacted operating income, however it has resulted in slightly lower cost of sales offset by higher operating expenses.

Amortization expense of $1.8 million in first quarter 2008 compared to $1.9 million for the same period in 2007.

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2008 than in 2007 due to the contribution from hedged power volumes as a result of average hedge prices of approximately $76/MWh in 2008 compared to $66/MWh in 2007. Approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remainder is exposed to the spot price of power in Alberta. In second quarter 2008, a contract which requires AltaGas to sell power during a force majeure outage event at another generation facility in Alberta was triggered whereby AltaGas is required to sell 50 MW from Sundance B for a fixed price that is above AltaGas' average hedge price but well below current spot prices. The event is expected to end towards the end of May 2008. Including this sale, AltaGas' percentage of hedged power increases to approximately 79 percent for the quarter. This contract is a reciprocal arrangement and in the event the Sundance B facility experiences a force majeure outage, the contract obligates the counterparty to reciprocate and sell power to AltaGas at a preset price.

The forward market for power prices indicates that prices will remain relatively strong, in the mid to high-$80/MWh range for the remainder of 2008. PPA costs are expected to be higher in 2008 due to higher power generated. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation rather than the prevailing market price of coal and therefore is not expected to have a significant impact on PPA costs in 2008.

New gas-fired peaking generation facilities totalling 14.4 MW are being installed at the Bantry and Parkland FG&P locations with access to natural gas supply and the electrical grid. The facilities will be integrated into ongoing operations and are expected to be operational in late second quarter 2008. Installation of the generating capacity is estimated to cost approximately $12 million and is expected to be accretive to net income and cash flow once operational.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three months ended March 31	
($ millions)	**2008**	2007
Revenue	**1.4**	1.9
Unrealized gains (losses) on risk management	**0.6**	0.1
Net revenue	**2.0**	2.0
Operating and administrative expense	**8.6**	7.7
Amortization expense	**0.6**	0.6
Operating loss	**(7.2)**	(6.3)
Operating loss before unrealized gains (losses) on risk management	**(7.8)**	(6.4)

The operating loss before unrealized gains on risk management for first quarter 2008 was $7.8 million compared to $6.4 million for the same period in 2007. The increased loss was due to higher compensation and administrative costs and lower investment income from Taylor which is now reported in the operating segments.

Net revenue was $2.0 million for the first quarter in 2008 and 2007. Net revenue increased by $0.6 million primarily due to unrealized gains on risk management which was offset by lower investment income. AltaGas is no longer reporting Taylor investment income in the Corporate segment.

Operating and administrative expense for first quarter 2008 was $8.6 million compared to $7.7 million for the same period last year. The increase was attributable to higher compensation and administrative costs due to the acquisition of Taylor as well as general escalating costs to support the growth of the Trust.

Amortization expense for first quarter 2008 was $0.6 million for first quarter 2008 and 2007.

Corporate Outlook

The operating loss for 2008 is expected to be higher than in 2007 due primarily to the acquisition of Taylor and activities to support AltaGas' growth strategy. In 2007 Taylor recorded approximately $8 million in corporate costs on a normalized basis. To date of the $8 million, AltaGas has identified approximately $2 million in cost savings which is expected to be realized in 2008. The segment's revenue will decrease as AltaGas will no longer report investment income from its investment in Taylor in the Corporate segment. Revenue is also expected to decrease due to a reduction in ownership of AltaGas Utility Group Inc. from 26.7 percent to 19.6 percent.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2008 AltaGas acquired capital assets, long-term investments and other assets of $654.0 million compared to $6.9 million in first quarter 2007. The increase was primarily due to the Taylor acquisition.

Net Invested Capital - Investment Type — Three months ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**562.4**	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**
Long-term investments and other assets	-	-	-	-	-	-
	562.4	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**
Disposals:						
Capital assets	-	-	-	-	**(48.2)**	**(48.2)**
Net invested capital	**562.4**	**28.5**	**1.1**	**60.1**	**(46.3)**	**605.8**

Net Invested Capital - Investment Type — Three months ended March 31, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	2.4	3.2	0.5	-	0.6	6.7
Long-term investments and other assets	-	-	-	0.1	0.1	0.2
	2.4	3.2	0.5	0.1	0.7	6.9
Disposals:						
Capital assets	(0.3)	(1.2)	-	-	-	(1.5)
Net invested capital	2.1	2.0	0.5	0.1	0.7	5.4

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totalled $1.1 million in first quarter 2008 compared to $1.2 million in the same period in 2007. Of the $650.9 million in growth capital spent in first quarter 2008 (first quarter 2007 - $4.5 million), $592.0 million was for the Taylor acquisition, $34.7 million for the Bear Mountain Wind project, $8.1 million for extraction and transmission facilities, $7.6 million for gathering and processing facilities in the FG&P segment, $4.5 million for hydroelectric power projects under development in British Columbia, $2.7 million on the installation of the new peaking equipment in the Power Generation segment, and $1.0 million for the development of projects in the Energy Services segment. Administrative capital was $2.0 million, primarily due to expenditures for computer hardware and software.

Invested Capital - Use — Three months ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**3.8**	**(2.7)**	**-**	**-**	**-**	**1.1**
Growth	**558.6**	**31.0**	**1.1**	**60.1**	**0.1**	**650.9**
Administrative	**-**	**0.2**	**-**	**-**	**1.8**	**2.0**
Invested capital	**562.4**	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**

Invested Capital - Use — Three months ended March 31, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.2	1.0	-	-	-	1.2
Growth	2.2	2.1	-	0.1	0.1	4.5
Administrative	-	0.1	0.5	-	0.6	1.2
Invested capital	2.4	3.2	0.5	0.1	0.7	6.9

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended March 31, 2008, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $12.12/MWh to $999.99/MWh in first quarter 2008. The average spot price was $76.69/MWh for the first quarter 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $78.24/MWh in first quarter 2008.

- NGL frac spread hedges: The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by frac spreads. In the fourth quarter of 2007, the Trust entered into NGL frac spread agreements for 1,400 Bbls/d at $25.50/Bbl for the first quarter of 2008 and for 700 Bbls/d at $21.50/Bbl from April 1 to December 31, 2008. With the acquisition of Taylor, AltaGas has assumed frac spread hedges for an additional 1,200 Bbls/d with a combined average price of $20.00/Bbl for January 1 through December 31, 2008. The Trust has also entered into three NGL frac spread agreements for 2009 for a total of 2,100 Bbls/d at an average frac spread of approximately $25.30/Bbls.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are

exchanged for those of a floating rate. At March 31, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' MTNs and capital leases, the rate was fixed on 67 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger investments require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three months ended	
		March 31
($ millions)	**2008**	2007
Cash from operations	**37.0**	46.1
Investing activities	**(305.9)**	(10.9)
Financing activities	**266.0**	(26.1)
Change in cash	**(2.9)**	9.1

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows decreased by 20 percent to $37.0 million in first quarter 2008 from $46.1 million in the same period 2007. Although funds from operations increased in first quarter 2008 ($56.3 million) compared to the same period in 2007 ($38.2 million), the increase was more than offset by a use of cash for non-cash working capital resulting from the timing of cash flows and commodity pricing. (See Non-GAAP Financial Measures section of this MD&A for description of funds from operations.)

Working Capital	Three months ended	
		March 31
($ millions)	**2008**	2007
Current assets	**323.2**	298.4
Current liabilities	**319.4**	286.0
Working capital	**3.8**	12.4
Current ratio	**1.01**	1.04

Working capital was $3.8 million at the end of first quarter 2008 compared to $12.4 million at March 31, 2007. The working capital ratio remained similar at 1.01 for the end of first quarter 2008 and 1.04 for the same quarter 2007.

Investing Activities

Cash used for investing activities in first quarter 2008 was $305.9 million compared to $10.9 million in the same period in 2007. The increase in cash used for investing activities was due to the acquisition of Taylor and acquisition of capital assets in first quarter 2008 partially offset by a decrease in customer deposits. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash provided by financing activities in first quarter 2008 was $266.0 million compared to cash used for financing activities of $26.1 million in the same period in 2007. The increase was primarily due to the increase of long-term debt as a result of financing required for the purchase of Taylor.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At March 31, 2008 AltaGas had total debt outstanding of $622.4 million, up from $220.7 million as at December 31, 2007. At March 31, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $750.0 million. At March 31, 2008 the Trust had drawn bank debt of $411.7 million and letters of credit outstanding of $65.9 million.

In first quarter 2008 AltaGas secured a new $250 million credit facility with a syndicate of banks. The credit facility was used to retire an existing $130 million credit facility held by Taylor that was to mature on June 28, 2008. The new facility has an 18-month term expiring on September 28, 2009 and provides additional liquidity to the Trust.

The Trust acquired convertible debentures through the Taylor acquisition of a face value of $22.1 million. During first quarter 2008, $4.8 million were converted into Trust units. The fair value of the outstanding convertible debentures at March 31, 2008 was $18.2 million which had a face value of $17.3 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at March 31, 2008 was 45.1 percent, up from 27.4 percent at December 31, 2007. The Trust's earnings interest coverage for the rolling 12 months ended March 31, 2008 was 8.77 times.

On April 3, 2008, the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and prepares AltaGas to access the Canadian MTN market.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2007 Annual Report.

RELATED PARTIES

The Trust sold $42.2 million of natural gas to, and incurred transportation costs of $0.1 million charged by Utility Group in first quarter 2008. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,900 were made in first quarter 2008 (first quarter 2007 - $21,171). The lease expires at the end of 2008. (See note 16 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q1-08**	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06
Net revenue[1]	**110.7**	76.4	88.2	80.1	79.3	84.6	82.5	72.8
Operating income[1]	**47.6**	28.9	37.5	31.2	29.0	32.0	33.7	26.0
Net income	**37.6**	31.8	31.4	21.1	24.6	27.3	28.8	29.9

($ per unit)	**Q1-08**	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06
Net income								
Basic	**0.58**	0.55	0.54	0.37	0.43	0.49	0.52	0.54
Diluted	**0.57**	0.55	0.54	0.37	0.43	0.49	0.52	0.54
Distributions declared[2]	**0.525**	0.525	0.52	0.51	0.51	0.51	0.505	0.495

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates.
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business.
- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, specified investment flowthrough tax (SIFT), which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.
- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enaction of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed with total consideration of $455.2 of which $256.3 cash consideration and $198.9 units were issued.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At March 31, 2008 the Trust had 64.0 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on March 31, 2008 of $24.32 per trust unit. At March 31, 2008 there were 1.6 million options outstanding and 393,092 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the three months ended March 31, 2008 the Trust declared distributions of $34.6 million and had cash from operations of $37.0 million (same period 2007 - $28.9 million and $46.1 million respectively). AltaGas has a target payout ratio between 65 and 75 percent of funds from operations.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

($ per unit)	**2008**	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	-	0.510	0.495
Third quarter	-	0.520	0.505
Fourth quarter	-	0.525	0.510
Distribution of shares(1)	-	0.076	-
	0.525	2.141	1.995

(1) On September 17, 2007, one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008 (Note 9).

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008 *(Note 10)*.

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2007 except as disclosed in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2007 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008 and in the notes to the 2007 audited Consolidated Financial Statements included in the Trust's 2007 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2007 Annual Report and the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During first quarter 2008 there were no material changes to the Trust's internal controls over financial reporting.

AltaGas **NEWS RELEASE**

ALTAGAS APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

Calgary, Alberta (May 8, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced the appointment of Hugh A. Fergusson, B.A., LLB, ICD.D, to the Board of Directors of AltaGas General Partner Inc., effective May 7, 2008.

Mr. Fergusson is currently a board member for Provident Energy Trust, Canexus Income Trust and the Alberta Electric System Operator. He was also a board member with Taylor NGL Limited Partnership from 2005 to 2008.

"I am happy to welcome Mr. Fergusson to the Board of Directors of AltaGas," said David Cornhill, Chairman and CEO of AltaGas. "Mr. Fergusson brings a wealth of energy industry experience and I am confident he will make a positive contribution to our Board as we position AltaGas for continued growth."

Prior to his retirement in 2004, Mr. Fergusson worked for the Dow Chemical Company, where he held a variety of progressively more senior positions in Canada and the United States for more than 25 years. The last position he held was Vice President, Hydrocarbons and Energy, where he was responsible for Dow's Canadian hydrocarbons and energy assets and joint venture activities.

Mr. Fergusson earned a Bachelor of Arts in Politics and Economics from McMaster University in 1970. He graduated with an LLB from the University of Windsor Law School in 1973 and was admitted to the Law Society of Upper Canada in 1975.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Todd Hurman	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7139	(403) 691-7136	1-877-691-7199
todd.hurman@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST REPORTS RECORD EARNINGS OF $37.6 MILLION IN FIRST QUARTER 2008

Calgary, Alberta (May 7, 2008) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced record net income of $37.6 million ($0.58 per unit) for the three months ended March 31, 2008, compared to $24.6 million ($0.43 per unit) for the same period of 2007 – an increase of 53 percent quarter-over-quarter.

"Our record first quarter results are solid proof that our growth strategy is working," said David Cornhill, Chairman and CEO of AltaGas. " With the contribution of the Taylor assets, our earnings have exceeded market expectations. We continue to actively create opportunities to further enhance the value of these assets, while acquiring and growing other infrastructure assets in our gas and power businesses."

AltaGas announced the successful completion of the acquisition of Taylor NGL Limited Partnership (Taylor) on January 10, 2008. The newly acquired assets are low-risk and long-life and complementary to AltaGas' existing businesses. They significantly enhance AltaGas' Extraction and Transmission (E&T) segment, improving the balance in earnings between the Trust's gas and power businesses.

Further, AltaGas recently announced $55 million in projects at its Harmattan natural gas extraction complex that will increase volumes and enhance efficiency, thereby reducing operating costs at the complex.

"Looking ahead to the rest of 2008, we now expect to deliver mid to high-single digit growth in earnings per unit," commented Cornhill. "Earnings growth is expected despite significant turnarounds in our gas business planned for the second and third quarters of 2008, as our assets continue to perform strongly. This growth in earnings is expected to continue in 2009 and 2010 as we add to and enhance our base business and projects such as the Bear Mountain Wind Park and Sarnia Airport Storage Pool Project start adding to earnings."

Also contributing to AltaGas' record first quarter earnings were the results from effective commodity hedging and risk mitigation strategies, complemented by strong power prices and frac spreads - which AltaGas continues to lock in at favourable rates.

The Trust also declared a distribution of $0.175 per trust unit and exchangeable unit payable on June 16, 2008 to holders of record on May 26, 2008. AltaGas declared total distributions of $0.525 per unit in first quarter 2008.

FINANCIAL HIGHLIGHTS (1)

- Earnings before interest, taxes, depreciation and amortization were $63.6 million ($0.98 per unit) this quarter compared to $41.2 million ($0.73 per unit) in the same quarter in 2007.
- Cash from operations was $37.0 million ($0.57 per unit) for first quarter 2008 compared to $46.1 million ($0.81 per unit) for the same period in 2007.
- Funds from operations were $56.3 million ($0.87 per unit) for first quarter 2008 compared to $38.2 million ($0.67 per unit) for the same period in 2007.
- Total debt at March 31, 2008 was $639.8 million, compared to $220.7 million at December 31, 2007 due to the acquisition of Taylor. The Trust's debt-to-total capitalization ratio was 45.1 percent, versus 27.4 percent at the end of 2007.

(1) *Includes non-GAAP financial measures. Please see discussion in the Non-GAAP Financial Measures section of the Trust's first quarter Management's Discussion and Analysis.*

IN THE FIRST QUARTER:

- AltaGas announced the successful completion of the acquisition of Taylor on January 10, 2008 for the aggregate purchase price of approximately $600 million.
- In February AltaGas acquired four additional run-of-river hydroelectric projects ranging from 6.5 MW to 24 MW for 180,433 special warrants that are exchangeable into AltaGas trust units on January 1, 2010. At the time of their issue, the warrants had a value of $4.5 million. The projects provide AltaGas with the potential to develop approximately 50 MW of hydroelectric power generation in British Columbia.
- DBRS confirmed AltaGas' medium-term note (MTN) and stability ratings at BBB (low) and STA-3 (middle) respectively, with a stable outlook.
- AltaGas secured a new $250 million credit facility with a syndicate of banks. The credit facility was used to retire $130 million of credit facilities held by Taylor that were to mature on June 28, 2008. The new facility has an 18-month term expiring on September 28, 2009 and will provide additional liquidity to the Trust.
- AltaGas announced the appointment of Richard M. Alexander as President and Chief Operating Officer and Deborah S. Stein as Vice President Finance and Chief Financial Officer. David R. Wright was appointed Executive Vice President Strategy and Corporate Development, and Massimiliano (Max) Fantuz was appointed Executive Vice President. All appointments were effective January 21, 2008. David W. Cornhill remains as Chairman and Chief Executive Officer.

SUBSEQUENT TO THE FIRST QUARTER:

- AltaGas announced plans to spend approximately $55 million on projects to increase volumes and boost efficiency at its Harmattan Complex. When the projects are completed in fourth quarter 2008, processing volumes at the Complex are expected to increase by 30 to 40 Mmcf/d and will increase AltaGas' extraction volumes by 1,800 to 2,400 Bbls/d.
- On April 3, 2008, the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and prepares AltaGas to access the Canadian MTN market.

AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the first quarter 2008 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial (416) 406-6419 or call toll-free at 1 888 575 8232. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/050708/index.php?page=launch.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695 5800 or 1 800 408 3053. The passcode is 3258969. The replay will expire at midnight (Eastern) on May 14, 2008. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of the Trust as at and for the three ended March 31, 2008 compared to the three ended March 31, 2007. This MD&A dated May 8, 2008 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three ended March 31, 2008 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2007.

This MD&A contains forward looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular, Business Acquisition Report and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS

($ millions)	Three months ended March 31 2008	2007
Revenue	**444.5**	428.1
Unrealized gains on risk management	**0.6**	0.1
Net revenue[1]	**110.7**	79.3
EBITDA[1]	**63.6**	41.2
EBITDA before unrealized gains on risk management[1]	**63.0**	41.1
Operating income[1]	**47.6**	29.0
Operating income before unrealized gains on risk management[1]	**47.0**	28.9
Net income	**37.6**	24.6
Net income before tax-adjusted unrealized gains on risk management[1]	**37.3**	25.1
Net income before tax[1]	**40.6**	26.0
Total assets	**1,995.7**	1,213.9
Total long-term liabilities	**898.8**	392.8
Net additions to capital assets	**647.8**	5.2
Distributions declared[2]	**34.6**	28.9
Cash flows		
Cash from operations	**37.0**	46.1
Funds from operations[1]	**56.3**	38.2

($ per unit)	Three months ended March 31 2008	2007
EBITDA[1]	**0.98**	0.73
EBITDA before unrealized gains on risk management[1]	**0.97**	0.73
Net income - basic	**0.58**	0.43
Net income - diluted	**0.57**	0.43
Net income before tax-adjusted unrealized gains on risk management[1]	**0.57**	0.44
Net income before tax[1]	**0.62**	0.46
Distributions declared[2]	**0.525**	0.51
Cash flows		
Cash from operations	**0.57**	0.81
Funds from operations[1]	**0.87**	0.67
Units outstanding - basic (millions)		
During the period[3]	**65.1**	56.7
End of period	**66.2**	56.9

(1) Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.

(2) Distributions declared of $0.175 per unit per month commencing in August 2007. From January 2007 to July 2007 distributions of $0.17 per unit per month were declared.

(3) Weighted average.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three months ended March 31, 2008 was $37.6 million ($0.58 per unit - basic) compared to $24.6 million ($0.43 per unit - basic) for the same period in 2007. Net income increased primarily due to the larger energy infrastructure asset base as a result of the Taylor acquisition, higher frac spreads, and higher frac spread-exposed volumes which were partially offset by lower throughput in some of the field gathering and processing operating areas. In the power business, net income increased due to a higher average price received on the sale of power partially offset by higher costs related to the power purchase arrangements (PPAs) and higher environmental compliance costs. Net income also increased due to an unrealized gain in the fair value of risk management contracts and was negatively impacted by higher administrative costs, higher interest expense and higher income taxes.

Operating income from the gas business was $28.9 million in first quarter 2008 compared to $13.2 million in same quarter 2007. In the power business, operating income was $25.9 million in first quarter 2008 compared to $22.1 million in first quarter 2007. In first quarter 2008 operating income from the gas and power businesses were 53 percent and 47 percent respectively of total operating income compared to 37 percent and 63 percent respectively for the same quarter in 2007. The improved balance between the gas and power businesses reflects the impact of the Trust's strategy to have a more balanced portfolio of assets.

On a consolidated basis, net revenue for the quarter ended March 31, 2008 was $110.7 million compared to $79.3 million in the same quarter of 2007. In the gas business net revenue increased in first quarter 2008 due to additional processing and transmission facilities, higher frac spreads, higher frac spread-exposed volumes and higher rates in Field Gathering and Processing (FG&P). These increases were partially offset by lower throughput at some of the FG&P facilities, the sale of oil and gas properties in mid-2007 and lower fixed-price gas and transport sales and lower volumes in the Energy Services segment. In the power business, net revenue increased due to higher average price received on the sale of power partially offset by higher costs related to the power purchase arrangements and environmental compliance costs. In addition, an unrealized gain on the fair value of risk management contracts increased net revenue.

Operating and administrative expense for first quarter 2008 was $47.1 million up from $38.1 million in the same quarter of 2007. The increase was primarily due to new and expanded facilities in the gas business and increased costs to support the growth of the Trust.

Amortization expense for first quarter 2008 was $16.0 million compared to $12.2 million in the same quarter last year. The increase was due to the Taylor acquisition partially offset by the sale of oil and gas properties in mid-2007.

Interest expense for first quarter 2008 was $7.0 million compared to $3.0 million in the same quarter of 2007. The increase was due to higher average debt balances of $577.2 million compared to $256.0 million for the same period in 2007. The average borrowing rate was 5.1 percent in first quarter 2008 and 2007.

In first quarter 2008 the Trust reported an income tax expense of $3.0 million compared an income tax expense of $1.4 million in the same quarter last year. The higher income tax expense was due to more income subject to tax offset by lower federal corporate income tax rates enacted in the fourth quarter of 2007 compared to rates in effect in first quarter 2007.

CAPITAL OUTLOOK

AltaGas' strategy is to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. In order to execute its strategy, AltaGas expects capital expenditures to be approximately $150 million and $250 million in 2008 and 2009 respectively and to be split approximately 60 percent gas and 40 percent power in both years. This estimate is based on projects that are in various stages of development.

Run-of-River Hydroelectric Plants Under Development

AltaGas has under development six run-of-river hydroelectric projects with approximate capacity of 70 MW of renewable energy. The projects are at various stages of development with the 14 MW Rainy River project located near Gibson, B.C. in the advanced development stage. Subject to the outcome of B.C. Hydro's Clean Power Call process, AltaGas anticipates the Rainy River generated power will be sold to B.C. Hydro. Rainy River could be operational as early as 2010 and is expected to cost approximately $40 to $45 million which is not included in the capital expenditure estimates disclosed above. The run-of-river projects under development will be subject to various regulatory and environmental approvals.

Harmattan Complex Projects

AltaGas will invest $24 million to construct off-site facilities and build a 30-kilometre pipeline between its Harmattan Complex and a gas plant in the Carstairs area of southern Alberta. It will also commission a new gathering system to the West and extend an existing gathering system to the North, for an estimated cost of $7 million. A further $24 million will be directed to efficiency enhancements to reduce operating costs and increase reliability at the complex. These costs are included in the $150 million capital expenditure estimate already announced for 2008 and the initiatives are expected to be in service in fourth quarter 2008.

Pouce Coupe Project

AltaGas plans to invest approximately $25 million on a sour gas expansion at its Pouce Coupe facility. The expansion is expected to add approximately 20 Mmcf/d of sour gas processing capability to the existing facility, which is currently processing 7 Mmcf/d of sweet gas. The development is currently at the regulatory approval stage. The costs are included in the $150 million capital expenditure estimate for 2008.

The above disclosed projects are first quarter updates. For information on all outstanding AltaGas projects, please see the 2007 Annual Report. All projects in the 2007 Annual Report which have not been updated above are on track for timing of completion and on budget.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue

		Three months ended March 31	
($ millions)		**2008**	2007
Net revenue		**110.7**	79.3
Add:	Cost of sales	**333.8**	348.8
Revenue (GAAP financial measure)		**444.5**	428.1

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income

		Three months ended March 31	
($ millions)		**2008**	2007
Operating income		**47.6**	29.0
Deduct:	Interest expense	**(7.0)**	(3.0)
	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

Operating Income Before Unrealized Gains on Risk Management		Three months ended March 31	
($ millions)		**2008**	2007
Operating income before unrealized gains on risk management		**47.0**	28.9
Add (deduct):	Unrealized gains on risk management	**0.6**	0.1
	Interest expense	**(7.0)**	(3.0)
	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

Operating income before unrealized gains on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses and amortization.

EBITDA		Three months ended March 31	
($ millions)		**2008**	2007
EBITDA		**63.6**	41.2
Deduct:	Amortization	**(16.0)**	(12.2)
	Interest expense	**(7.0)**	(3.0)
	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains on Risk Management		Three months ended March 31	
($ millions)		**2008**	2007
EBITDA before unrealized gains on risk management		**63.0**	41.1
Add (deduct):	Unrealized gains on risk management	**0.6**	0.1
	Amortization	**(16.0)**	(12.2)
	Interest expense	**(7.0)**	(3.0)
	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

EBITDA before unrealized gains on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains on Risk Management		Three months ended March 31	
($ millions)		**2008**	2007
Net income before tax-adjusted unrealized gains on risk management		**37.3**	25.1
Add (deduct):	Unrealized gains on risk management	**0.6**	0.1
	Income tax expense on risk management	**(0.3)**	(0.6)
Net income (GAAP financial measure)		**37.6**	24.6

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Net Income Before Tax		Three months ended March 31	
($ millions)		**2008**	2007
Net income before tax		**40.6**	26.0
Deduct:	Income tax expense	**(3.0)**	(1.4)
Net income (GAAP financial measure)		**37.6**	24.6

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed which can change from year-to-year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income less income tax expense.

Funds from Operations		Three months ended March 31	
($ millions)		**2008**	2007
Funds from operations		**56.3**	38.2
Add (deduct):	Net change in non-cash working capital	**(19.3)**	8.0
	Asset retirement obligations settled	**-**	(0.1)
Cash from operations (GAAP financial measure)		**37.0**	46.1

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

References to net revenue, operating income, operating income before unrealized gains on risk management, EBITDA, EBITDA before unrealized gains on risk management, net income before tax-adjusted unrealized gains on risk management, net income before tax, and funds from operations throughout this document have the meanings set out in this section.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income		Three months ended March 31
($ millions)	**2008**	2007
Extraction and Transmission	**24.8**	8.5
Field Gathering and Processing	**4.3**	4.2
Energy Services	**(0.2)**	0.5
Power Generation	**25.9**	22.1
Corporate	**(7.2)**	(6.3)
	47.6	29.0
Operating income before unrealized gains on risk management	**47.0**	28.9

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems. As a result of the Taylor acquisition in January 2008, AltaGas added interests in the Younger Extraction Plant in British Columbia, acquired the Harmattan Complex, the Ethane Delivery System (EDS) and Joffre Feedstock Pipeline (JFP) in Alberta and increased its ownership in the Joffre extraction plant to 100 percent from 50 percent.

Financial Results		Three months ended March 31
($ millions)	**2008**	2007
Revenue	**109.0**	37.4
Net revenue	**45.6**	15.8
Operating and administrative expense	**14.6**	5.3
Amortization expense	**6.2**	2.0
Operating income	**24.8**	8.5

Operating Statistics		Three months ended March 31
	2008	2007
Extraction inlet gas processed (Mmcf/d)(1)	**872**	472
Extraction ethane volumes (Bbls/d)(1)	**28,377**	15,643
Extraction NGL volumes (Bbls/d)(1)	**13,422**	6,979
Total extraction volumes (Bbls/d)(1)	**41,799**	22,622
Frac spread - realized ($/Bbl)(1)(3)	**$ 27.02**	$ 11.75
Transmission volumes (Mmcf/d)(1)(2)	**379**	408

(1) *Average for the period.*

(2) *Excludes natural gas liquids pipeline volumes.*

(3) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

In first quarter 2008 operating income in the E&T segment accounted for approximately 45 percent of operating income from the operating segments compared to 24 percent in first quarter 2007. Operating income in first quarter 2008 was $24.8 million, almost triple the $8.5 million reported for the same period in 2007. The primary contributor to the increase in operating income was the addition of new extraction and transmission facilities with the Taylor acquisition. Operating income also increased due to higher frac spreads and higher volumes of NGLs exposed to frac spread in first quarter 2008 compared to the same period in 2007.

Average ethane and NGL volumes in the extraction business increased 85 percent in first quarter 2008 compared to same quarter 2007, mainly due to the addition of the Harmattan Complex, Younger Extraction Plant and the remaining

50 percent ownership in the Joffre plant. Natural gas volumes transported in first quarter 2008 were lower than the same quarter in 2007 due to maintenance activities on the Suffield system. In the transmission business, pipeline throughput has minimal overall impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in first quarter 2008 almost tripled to $45.6 million, up from $15.8 million in the same period in 2007. Net revenue increased by $26.5 million primarily as a result of the extraction and transmission assets acquired with Taylor or approximately 90 percent of this increase. Net revenue also increased by approximately $3.0 million due to higher frac spreads and $0.6 million due to higher volumes of NGLs exposed to frac spread in first quarter 2008 compared to the same period in 2007 for the facilities owned prior to January 10, 2008 when Taylor was acquired.

Operating and administrative expense in first quarter 2008 was $14.6 million compared to $5.3 million for the same period in 2007. The increase was mainly due to the costs incurred to operate the new facilities acquired in January 2008.

Amortization expense in first quarter 2008 was $6.2 million compared to $2.0 million for the same period in 2007. The increase was due to the Taylor facilities purchased in January 2008.

E&T Outlook

Results in the E&T segment are expected to increase materially in 2008. The addition of new extraction facilities with the acquisition of Taylor has added approximately 1 Bcf/d of inlet processing capacity, 23,500 Bbls/d of NGL production and 140,000 Bbls/d of NGL transportation capacity. Operating income in the E&T segment as a percentage of total operating income from all business segments is expected to increase from 25 percent in 2007 to approximately 40 percent in 2008. Beginning in fourth quarter 2008, volumes processed are expected to increase as a result of projects under way to consolidate extraction facilities and optimize and upgrade the Harmattan Complex resulting in increased utilization and lower operating costs.

Approximately 12 percent (5,000 Bbls/d) of extraction volumes are sold at market price and approximately 40 to 45 percent of those volumes have been hedged at over $20/Bbl for the remainder of 2008 and over $25/Bbl for 2009. The current forward curve for frac spread remains strong for the remainder of 2008 in the low to mid-$20 range.

In second quarter 2008 a major maintenance turnaround is planned at one of the facilities and is expected to last 23 days and cost approximately $4.1 million in direct costs and lost operating income. In third quarter 2008 there are planned turnarounds for a total of 48 days at three facilities which are expected to cost approximately $1.8 million in direct costs and lost operating income.

In the transmission business, the addition of the EDS and JFP pipelines in January 2008 and full year results from the Cold Lake expansion are also expected to contribute to increased earnings compared to 2007. AltaGas expects to pursue other projects similar to the Cold Lake expansion, which may further enhance returns in the segment. An arrangement to utilize an unused portion of the EDS has been completed and will contribute to earnings beginning second quarter 2008.

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities. In January 2008 AltaGas added three interconnected processing facilities, Retlaw, Enchant and Turin and related gathering systems (RET) as a result of the Taylor acquisition with processing capacity of 150 Mmcf/d.

Financial Results	Three months ended March 31	
($ millions)	**2008**	2007
Revenue	**34.4**	33.2
Net revenue	**31.6**	31.6
Operating and administrative expense	**20.4**	20.9
Amortization expense	**6.9**	6.5
Operating income	**4.3**	4.2

Operating Statistics	Three months ended March 31	
	2008	2007
Capacity (Mmcf/d)(1)	**1,178**	1,021
Throughput (gross Mmcf/d)(2)	**542**	552
Capacity utilization (%)(2)	**46**	54
Average working interest (%)(1)	**90**	92

(1) As at March 31.

(2) Average for the period.

Operating income in the FG&P segment for first quarter 2008 was $4.3 million compared to $4.2 million for the same quarter of 2007. The increase was due to the addition of the RET, Acme and Corbett Creek facilities, lower operating expenses and higher rates offset by the impact of lower throughput.

Processing capacity increased by 157 Mmcf/d as a result of the addition of the RET, Acme and Corbett Creek facilities; both the Acme and Corbett Creek facilities are dedicated to coal bed methane (CBM) gas processing. The increase was offset by the sale of the Ikhil Joint Venture and the redeployment of the Del Bonita assets in 2007. Utilization reported in first quarter 2008 was 46 percent compared to 54 percent reported in first quarter 2007. The decrease in utilization was due to volume declines and lower utilization at the RET facility.

Throughput in first quarter 2008 averaged 542 Mmcf/d compared to 552 Mmcf/d in first quarter 2007. The 2 percent decrease was primarily due to natural declines, lower producer activity and unscheduled plant shutdowns at Princess and Clear Hills plants partially offset by new facilities. In first and second quarter 2007, AltaGas volumes declined 3 percent and 4 percent respectively and since then have remained relatively flat at facilities owned prior to the acquisition of the RET facility with the exception of the unscheduled plant shutdowns at Clear Hills and Princess.

Net revenue for the FG&P segment was $31.6 million for first quarter 2008 and 2007. Net revenue increased due to $3.6 million from new facilities and $1.1 million from higher rates. These increases were offset by $2.1 million due to lower throughput, $1.3 million due to the sale of the Ikhil Joint Venture and $1.3 million in unscheduled plant shutdowns at the Princess and Clear Hills plants.

Operating and administrative expense in first quarter 2008 was $20.4 million compared to $20.9 million for the same quarter in 2007. The decrease was a result of lower operating costs partially offset by operating costs from new facilities including approximately $0.5 million related to a 7 day turnaround at the RET facility.

Amortization expense for the FG&P segment in first quarter 2008 was $6.9 million compared to $6.5 million for the same period in 2007. The increase was due to additional facilities partially offset by lower amortization due to the sale of Ikhil Joint Venture.

FG&P Outlook

FG&P expects to report higher results in 2008 than in 2007. The increase is due to the addition of the RET facilities, a full year of operations at Acme and Corbett Creek, recontracting at higher rates, optimization of facilities and a strong focus on increasing throughput and continued operating and administration expense cost control. A major turnaround is scheduled for the second quarter at Rainbow Lake; the majority of the costs are expected to be recovered through contractual arrangements. Gas currently shut-in because of the unscheduled plant shutdowns at Princess and Clear Hills is scheduled to come back on-line during second quarter.

AltaGas is working with customers to optimize underutilized assets. The underutilized Sedgewick facility is expected to be connected to the fully utilized Killam and Iron Creek facilities to allow gas to be diverted to Sedgewick and allow increased combined processing for the three facilities. This project is expected to be completed at the end of May 2008. AltaGas expects to increase its gas gathering and processing infrastructure in 2008 through acquisition and development of new facilities as producers reallocate capital from processing to their core activity of exploration and production. Increased drilling activity and producer activity in CBM areas, northwest Alberta and northeast British Columbia is also expected to provide opportunities for expansions, acquisitions and development of gas gathering and processing infrastructure. AltaGas expects to spend approximately $50 million to grow and optimize its gathering and processing infrastructure in 2008, including gathering systems, capacity expansions and enhancements to its sour gas processing facilities including the planned expansion at the Pouce Coupe facility.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment included a small portfolio of oil and natural gas production assets which were sold effective May 31, 2007.

Financial Results	Three months ended March 31	
($ millions)	**2008**	2007
Revenue	**266.1**	335.6
Net revenue	**3.4**	6.0
Operating and administrative expense	**3.1**	4.3
Amortization expense	**0.5**	1.2
Operating income	**(0.2)**	0.5

Operating Statistics	Three months ended March 31	
	2008	2007
Energy management service contracts[1]	**1,499**	1,413
Average volumes transacted (GJ/d)[2]	**324,758**	407,272

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

The operating loss in the Energy Services segment in first quarter 2008 was $0.2 million compared to an operating income of $0.5 million for the same quarter in 2007. Operating income decreased as a result of lower fixed-price gas and transport sales and a one-time cost of $0.4 million related to commissions paid to a trade association related to 2007. These decreases were partially offset by lower compensation costs.

Net revenue in first quarter 2008 was $3.4 million compared to $6.0 million for the same period in 2007. Gas services net revenue decreased $1.5 million reflecting the sale of the oil and natural gas assets in second quarter 2007 and $1.1 million due to lower fixed-price gas and transport sales and lower volumes.

Energy Services Outlook

AltaGas expects results in the Energy Services segment in 2008 to be slightly lower than 2007 results, excluding the gain on sale of the oil and gas production assets in 2007. However, the recent increase in natural gas prices and market volatility may lead to increased interest in locking-in longer-term fixed-price gas deals. The acquisition of Taylor is expected to increase opportunities to enhance unitholder value due to the increased geographic footprint and energy infrastructure.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity. Construction is underway for an additional 14.4 MW of gas-fired peaking capacity at the Bantry and Parkland gas processing facilities. Upon connection to the electricity grid, the new gas-fired peaking plants will increase the Trust's peaking capacity by 58 percent and total power generation capacity to 392.4 MW. The segment also includes a 25 percent interest in a 7 MW run-of-river hydroelectric generation facility in British Columbia acquired in January 2008 with the Taylor acquisition.

Financial Results	Three months ended March 31	
($ millions)	**2008**	2007
Revenue	**51.6**	44.3
Net revenue	**28.4**	24.5
Operating and administrative expense	**0.7**	0.5
Amortization expense	**1.8**	1.9
Operating income	**25.9**	22.1

Operating Statistics	Three months ended March 31	
	2008	2007
Volume of power sold (GWh)	**660**	666
Average price received on the sale of power ($/MWh)(1)	**78.24**	66.54
Alberta Power Pool average spot price ($/MWh)(1)	**76.69**	63.62

(1) *Average for the period.*

Operating income in the Power Generation segment in first quarter 2008 was $25.9 million compared to $22.1 million for the same quarter in 2007. Operating income increased primarily as a result of a higher average price received on sale of power. This increase was partially offset by higher PPA costs due to an unfavourable 30-day rolling average power price (RAPP), higher environmental compliance costs and higher transmission costs.

Net revenue in first quarter 2008 was $28.4 million compared to $24.5 million for the same period in 2007. Net revenue increased by $4.2 million due to a higher average spot power prices and $3.5 million due to higher hedge prices. The increases were partially offset by $2.2 million higher PPA costs due to an unfavourable RAPP, $1.2 million incurred to

comply with Alberta's Specified Gas Emitters Regulation (SGER) and $0.9 million as a result of higher transmission costs.

Operating and administrative expense was $0.7 million in first quarter 2008 compared to $0.5 million for the same period in 2007. In March 2007 AltaGas began providing operating and maintenance services to the leased peaking plants. These services have not materially impacted operating income, however it has resulted in slightly lower cost of sales offset by higher operating expenses.

Amortization expense of $1.8 million in first quarter 2008 compared to $1.9 million for the same period in 2007.

Power Generation Outlook

Operating income in the Power Generation segment is expected to be higher in 2008 than in 2007 due to the contribution from hedged power volumes as a result of average hedge prices of approximately $76/MWh in 2008 compared to $66/MWh in 2007. Approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remainder is exposed to the spot price of power in Alberta. In second quarter 2008, a contract which requires AltaGas to sell power during a force majeure outage event at another generation facility in Alberta was triggered whereby AltaGas is required to sell 50 MW from Sundance B for a fixed price that is above AltaGas' average hedge price but well below current spot prices. The event is expected to end towards the end of May 2008. Including this sale, AltaGas' percentage of hedged power increases to approximately 79 percent for the quarter. This contract is a reciprocal arrangement and in the event the Sundance B facility experiences a force majeure outage, the contract obligates the counterparty to reciprocate and sell power to AltaGas at a preset price.

The forward market for power prices indicates that prices will remain relatively strong, in the mid to high-$80/MWh range for the remainder of 2008. PPA costs are expected to be higher in 2008 due to higher power generated. The price for coal purchased through the PPAs is based on pre-defined formulae tied to inflation rather than the prevailing market price of coal and therefore is not expected to have a significant impact on PPA costs in 2008.

New gas-fired peaking generation facilities totalling 14.4 MW are being installed at the Bantry and Parkland FG&P locations with access to natural gas supply and the electrical grid. The facilities will be integrated into ongoing operations and are expected to be operational in late second quarter 2008. Installation of the generating capacity is estimated to cost approximately $12 million and is expected to be accretive to net income and cash flow once operational.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results

($ millions)	Three months ended March 31 2008	2007
Revenue	**1.4**	1.9
Unrealized gains (losses) on risk management	**0.6**	0.1
Net revenue	**2.0**	2.0
Operating and administrative expense	**8.6**	7.7
Amortization expense	**0.6**	0.6
Operating loss	**(7.2)**	(6.3)
Operating loss before unrealized gains (losses) on risk management	**(7.8)**	(6.4)

The operating loss before unrealized gains on risk management for first quarter 2008 was $7.8 million compared to $6.4 million for the same period in 2007. The increased loss was due to higher compensation and administrative costs and lower investment income from Taylor which is now reported in the operating segments.

Net revenue was $2.0 million for the first quarter in 2008 and 2007. Net revenue increased by $0.6 million primarily due to unrealized gains on risk management which was offset by lower investment income. AltaGas is no longer reporting Taylor investment income in the Corporate segment.

Operating and administrative expense for first quarter 2008 was $8.6 million compared to $7.7 million for the same period last year. The increase was attributable to higher compensation and administrative costs due to the acquisition of Taylor as well as general escalating costs to support the growth of the Trust.

Amortization expense for first quarter 2008 was $0.6 million for first quarter 2008 and 2007.

Corporate Outlook

The operating loss for 2008 is expected to be higher than in 2007 due primarily to the acquisition of Taylor and activities to support AltaGas' growth strategy. In 2007 Taylor recorded approximately $8 million in corporate costs on a normalized basis. To date of the $8 million, AltaGas has identified approximately $2 million in cost savings which is expected to be realized in 2008. The segment's revenue will decrease as AltaGas will no longer report investment income from its investment in Taylor in the Corporate segment. Revenue is also expected to decrease due to a reduction in ownership of AltaGas Utility Group Inc. from 26.7 percent to 19.6 percent.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2008 AltaGas acquired capital assets, long-term investments and other assets of $654.0 million compared to $6.9 million in first quarter 2007. The increase was primarily due to the Taylor acquisition.

Net Invested Capital - Investment Type — Three months ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**562.4**	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**
Long-term investments and other assets	-	-	-	-	-	-
	562.4	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**
Disposals:						
Capital assets	-	-	-	-	**(48.2)**	**(48.2)**
Net invested capital	**562.4**	**28.5**	**1.1**	**60.1**	**(46.3)**	**605.8**

Net Invested Capital - Investment Type — Three months ended March 31, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	2.4	3.2	0.5	-	0.6	6.7
Long-term investments and other assets	-	-	-	0.1	0.1	0.2
	2.4	3.2	0.5	0.1	0.7	6.9
Disposals:						
Capital assets	(0.3)	(1.2)	-	-	-	(1.5)
Net invested capital	2.1	2.0	0.5	0.1	0.7	5.4

The Trust categorizes its invested capital into maintenance, growth and administration.

Maintenance capital projects totalled $1.1 million in first quarter 2008 compared to $1.2 million in the same period in 2007. Of the $650.9 million in growth capital spent in first quarter 2008 (first quarter 2007 - $4.5 million), $592.0 million was for the Taylor acquisition, $34.7 million for the Bear Mountain Wind project, $8.1 million for extraction and transmission facilities, $7.6 million for gathering and processing facilities in the FG&P segment, $4.5 million for hydroelectric power projects under development in British Columbia, $2.7 million on the installation of the new peaking equipment in the Power Generation segment, and $1.0 million for the development of projects in the Energy Services segment. Administrative capital was $2.0 million, primarily due to expenditures for computer hardware and software.

Invested Capital - Use

Three months ended March 31, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**3.8**	**(2.7)**	-	-	-	**1.1**
Growth	**558.6**	**31.0**	**1.1**	**60.1**	**0.1**	**650.9**
Administrative	-	**0.2**	-	-	**1.8**	**2.0**
Invested capital	**562.4**	**28.5**	**1.1**	**60.1**	**1.9**	**654.0**

Invested Capital - Use

Three months ended March 31, 2007

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	0.2	1.0	-	-	-	1.2
Growth	2.2	2.1	-	0.1	0.1	4.5
Administrative	-	0.1	0.5	-	0.6	1.2
Invested capital	2.4	3.2	0.5	0.1	0.7	6.9

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the three-month period ended March 31, 2008, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $12.12/MWh to $999.99/MWh in first quarter 2008. The average spot price was $76.69/MWh for the first quarter 2008. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio that management deemed optimal. The average price received for power by the Trust was $78.24/MWh in first quarter 2008.

- NGL frac spread hedges: The Trust executes fixed-for-floating frac spread swaps to manage its NGL frac spreads. The Extraction and Transmission segment's results are affected by frac spreads. In the fourth quarter of 2007, the Trust entered into NGL frac spread agreements for 1,400 Bbls/d at $25.50/Bbl for the first quarter of 2008 and for 700 Bbls/d at $21.50/Bbl from April 1 to December 31, 2008. With the acquisition of Taylor, AltaGas has assumed frac spread hedges for an additional 1,200 Bbls/d with a combined average price of $20.00/Bbl for January 1 through December 31, 2008. The Trust has also entered into three NGL frac spread agreements for 2009 for a total of 2,100 Bbls/d at an average frac spread of approximately $25.30/Bbls.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are

exchanged for those of a floating rate. At March 31, 2008 the Trust had interest rate swaps with varying terms to maturity of $205 million. Including AltaGas' MTNs and capital leases, the rate was fixed on 67 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger investments require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed tax on the taxable component of the Trust's distribution effective in the 2011 taxation year.

Cash Flows	Three months ended March 31	
($ millions)	**2008**	2007
Cash from operations	**37.0**	46.1
Investing activities	**(305.9)**	(10.9)
Financing activities	**266.0**	(26.1)
Change in cash	**(2.9)**	9.1

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows decreased by 20 percent to $37.0 million in first quarter 2008 from $46.1 million in the same period 2007. Although funds from operations increased in first quarter 2008 ($56.3 million) compared to the same period in 2007 ($38.2 million), the increase was more than offset by a use of cash for non-cash working capital resulting from the timing of cash flows and commodity pricing. (See Non-GAAP Financial Measures section of this MD&A for description of funds from operations.)

Working Capital	Three months ended March 31	
($ millions)	**2008**	2007
Current assets	**323.2**	298.4
Current liabilities	**319.4**	286.0
Working capital	**3.8**	12.4
Current ratio	**1.01**	1.04

Working capital was $3.8 million at the end of first quarter 2008 compared to $12.4 million at March 31, 2007. The working capital ratio remained similar at 1.01 for the end of first quarter 2008 and 1.04 for the same quarter 2007.

Investing Activities

Cash used for investing activities in first quarter 2008 was $305.9 million compared to $10.9 million in the same period in 2007. The increase in cash used for investing activities was due to the acquisition of Taylor and acquisition of capital assets in first quarter 2008 partially offset by a decrease in customer deposits. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash provided by financing activities in first quarter 2008 was $266.0 million compared to cash used for financing activities of $26.1 million in the same period in 2007. The increase was primarily due to the increase of long-term debt as a result of financing required for the purchase of Taylor.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At March 31, 2008 AltaGas had total debt outstanding of $622.4 million, up from $220.7 million as at December 31, 2007. At March 31, 2008 the Trust had $200.0 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $750.0 million. At March 31, 2008 the Trust had drawn bank debt of $411.7 million and letters of credit outstanding of $65.9 million.

In first quarter 2008 AltaGas secured a new $250 million credit facility with a syndicate of banks. The credit facility was used to retire an existing $130 million credit facility held by Taylor that was to mature on June 28, 2008. The new facility has an 18-month term expiring on September 28, 2009 and provides additional liquidity to the Trust.

The Trust acquired convertible debentures through the Taylor acquisition of a face value of $22.1 million. During first quarter 2008, $4.8 million were converted into Trust units. The fair value of the outstanding convertible debentures at March 31, 2008 was $18.2 million which had a face value of $17.3 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at March 31, 2008 was 45.1 percent, up from 27.4 percent at December 31, 2007. The Trust's earnings interest coverage for the rolling 12 months ended March 31, 2008 was 8.77 times.

On April 3, 2008, the Trust filed a prospectus supplement to the Short Form Base Shelf prospectus dated August 8, 2007. The supplement establishes AltaGas' MTN program and prepares AltaGas to access the Canadian MTN market.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2007 Annual Report.

RELATED PARTIES

The Trust sold $42.2 million of natural gas to, and incurred transportation costs of $0.1 million charged by Utility Group in first quarter 2008. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,900 were made in first quarter 2008 (first quarter 2007 - $21,171). The lease expires at the end of 2008. (See note 16 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	**Q1-08**	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06
Net revenue(1)	**110.7**	76.4	88.2	80.1	79.3	84.6	82.5	72.8
Operating income(1)	**47.6**	28.9	37.5	31.2	29.0	32.0	33.7	26.0
Net income	**37.6**	31.8	31.4	21.1	24.6	27.3	28.8	29.9

($ per unit)	**Q1-08**	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06
Net income								
Basic	**0.58**	0.55	0.54	0.37	0.43	0.49	0.52	0.54
Diluted	**0.57**	0.55	0.54	0.37	0.43	0.49	0.52	0.54
Distributions declared(2)	**0.525**	0.525	0.52	0.51	0.51	0.51	0.505	0.495

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes the special distribution issuance of one common share of Utility Group for every 100 trust units held on August 27, 2007, valued at $0.076 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, higher frac spreads and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates.

- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business.

- In second quarter 2007 the Trust recorded a $6.5 million future tax expense as a result of new tax legislation included in Bill C-52, specified investment flowthrough tax (SIFT), which was substantially enacted by the Government of Canada. This non-cash charge to earnings relates to the temporary differences between the accounting and tax basis of AltaGas' assets and liabilities.

- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enaction of a reduction in the federal corporate income tax rates.

- In first quarter 2008 the Taylor acquisition was completed with total consideration of $455.2 of which $256.3 cash consideration and $198.9 units were issued.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At March 31, 2008 the Trust had 64.0 million trust units and 2.2 million exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on March 31, 2008 of $24.32 per trust unit. At March 31, 2008 there were 1.6 million options outstanding and 393,092 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the

consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through cash from operations. In the three months ended March 31, 2008 the Trust declared distributions of $34.6 million and had cash from operations of $37.0 million (same period 2007 - $28.9 million and $46.1 million respectively). AltaGas has a target payout ratio between 65 and 75 percent of funds from operations.

The following table summarizes AltaGas' distribution declaration history since 2006:

Distributions

($ per unit)	**2008**	2007	2006
First quarter	**0.525**	0.510	0.485
Second quarter	-	0.510	0.495
Third quarter	-	0.520	0.505
Fourth quarter	-	0.525	0.510
Distribution of shares[1]	-	0.076	-
	0.525	2.141	1.995

[1] *On September 17, 2007, one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.*

CHANGES IN ACCOUNTING POLICIES

2008 Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective and has been applied to the Trust beginning January 1, 2008 (Note 9).

Section 3031 Inventories

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008, the new CICA Handbook Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. This new section is effective and has been applied to the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 replaced Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008 (Note 10) .

Future Accounting Changes

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2007 except as disclosed in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2007 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008 and in the notes to the 2007 audited Consolidated Financial Statements included in the Trust's 2007 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations, asset impairment assessment and future tax liability. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2007 Annual Report and the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2008.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation. During first quarter 2008 there were no material changes to the Trust's internal controls over financial reporting.

Consolidated Balance Sheets

(unaudited)

($ thousands)		March 31 2008		December 31 2007
ASSETS				
Current assets				
Cash and cash equivalents	$	9,563	$	12,451
Accounts receivable		216,326		191,879
Inventory		839		130
Customer deposits		17,993		24,369
Risk management *(note 10)*		68,503		66,811
Other current assets		9,977		9,714
		323,201		305,354
Capital assets *(note 5)*		1,316,650		682,322
Energy service arrangements, contracts and relationships *(note 6)*		177,231		95,716
Goodwill		124,873		18,260
Risk management *(note 10)*		31,261		33,640
Long-term investments and other assets		22,436		64,509
	$	1,995,652	$	1,199,801
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	198,747	$	177,802
Distributions payable to unitholders		11,580		10,167
Short-term debt		6,663		655
Current portion of long-term debt *(note 7)*		1,250		1,234
Customer deposits		17,993		24,369
Deferred revenue		2,318		1,718
Risk management *(note 10)*		76,037		60,848
Other current liabilities		4,850		9,321
		319,438		286,114
Long-term debt *(note 7)*		614,505		218,845
Asset retirement obligations		34,118		18,811
Future income taxes		200,885		58,229
Risk management *(note 10)*		26,190		30,166
Convertible debentures *(note 8)*		17,400		-
Other long-term liabilities		5,708		2,948
		1,218,244		615,113
Unitholders' equity *(notes 11 and 12)*		777,408		584,688
	$	1,995,652	$	1,199,801

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the three months ended *($ thousands except per unit amounts and number of units)*		**March 31 2008**		March 31 2007
REVENUE				
Operating	**$**	**442,462**	$	426,042
Unrealized gains on risk management		**628**		62
Other		**1,361**		1,961
		444,451		428,065
EXPENSES				
Cost of sales		**333,703**		348,773
Operating and administrative		**47,147**		38,061
Amortization:				
Capital assets		**13,517**		10,430
Energy services arrangements, contracts and relationships		**2,484**		1,762
		396,851		399,026
Operating income		**47,600**		29,039
Interest expense				
Short-term debt		**784**		60
Long-term debt		**6,215**		3,017
Income before income taxes		**40,601**		25,962
Income tax expense		**3,022**		1,382
Net income		**37,579**		24,580
Accumulated earnings, beginning of period		**510,412**		401,618
Accumulated earnings, end of period	**$**	**547,991**	$	426,198
Net income per unit *(notes 12 and 13)*				
Basic	**$**	**0.58**	$	0.43
Diluted	**$**	**0.57**	$	0.43
Weighted average number of units outstanding (thousands) *(notes 12 and 13)*				
Basic		**65,064**		56,660
Diluted		**66,006**		56,693

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		**March 31 2008**		March 31 2007
Net income	**$**	**37,579**	$	24,580
Other comprehensive income, net of tax				
Unrealized net gain (loss) on available for sale financial assets		**(17,873)**		17
Unrealized net gain (loss) on derivatives designated as cash flow hedges		**(3,386)**		4,799
Reclassification to net income of net loss on derivatives designated as cash flow hedges pertaining to prior periods		**(2,900)**		(4,535)
		(24,159)		281
Comprehensive income	**$**	**13,420**	$	24,861
Accumulated other comprehensive income, beginning of period	**$**	**27,169**		-
Adjustment resulting from adoption of new financial instrument accounting standards		**-**		(2,634)
Other comprehensive income, net of tax		**(24,159)**		281
Accumulated other comprehensive income, end of period	**$**	**3,010**	$	(2,353)

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	**March 31 2008**	March 31 2007
Cash from operations		
Net income	**$ 37,579**	$ 24,580
Items not involving cash:		
Amortization	**16,001**	12,192
Accretion of asset retirement obligations	**457**	426
Unit-based compensation	**100**	174
Future income tax expense	**3,003**	1,382
Gain on sale of assets	**(7)**	(73)
Equity income	**(469)**	(1,376)
Distributions from equity investments	**-**	755
Unrealized gain on risk management	**(628)**	(62)
Other	**280**	248
Funds from operations	**56,316**	38,246
Asset retirement obligations settled	**(56)**	(120)
Net change in non-cash working capital *(note 14)*	**(19,282)**	7,999
	36,978	46,125
Investing activities		
Decrease in customer deposits	**6,376**	104
Acquisition of capital assets	**(51,688)**	(11,013)
Disposition of capital assets	**-**	417
Acquisition of long-term investments and other assets	**(260,606)**	(379)
	(305,918)	(10,871)
Financing activities		
Increase in short-term debt	**6,008**	7,500
Increase (decrease) in long-term debt	**281,031**	(17,219)
Distributions to unitholders	**(33,198)**	(28,851)
Net proceeds from issuance of units *(note 12)*	**7,711**	12,470
Net proceeds from issuance of warrants *(note 11)*	**4,500**	-
	266,052	(26,100)
Change in cash and cash equivalents	**(2,888)**	9,154
Cash and cash equivalents, beginning of period	**12,451**	13,226
Cash and cash equivalents, end of period	**$ 9,563**	$ 22,380

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2007, except as described below in Notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes For 2008

Effective January 1, 2008 the Trust adopted the new CICA Handbook accounting requirements for Section 1535 "Capital Disclosures", Section 3031 "Inventories", Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Capital Disclosures

CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital , which have been provided in Note 9.

Inventory

Inventory consists of materials and supplies and natural gas liquids (NGL) product held for sale. All inventory is valued at the lower of cost and net realizable value. Cost is assigned using a weighted average cost formula.

Financial Instruments

CICA Handbook Section 3862 "Financial Instruments - Disclosure" and Section 3863 "Financial Instruments - Presentation" replace Section 3861 "Financial Instruments - Disclosure and Presentation" effective January 1, 2008 for the Trust. Section 3862 requires the disclosure of information to allow users to evaluate the significance of the financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The additional information to comply with these standards is disclosed in Note 10.

Future Accounting Changes

Section 3064 "Goodwill and Intangible Assets"

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transition period with adoption required effective January 1, 2011. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the acquisition of Taylor NGL Limited Partnership (Taylor) and AltaGas' issuance of warrants, the Trust has updated the following significant accounting policies.

Energy Services Arrangements, Contracts, Relationships and Amortization

Energy services arrangements, contracts and relationships are recorded at cost, which was fair value at the time of purchase, and are amortized on a straight-line basis over their term or estimated useful life:

Sundance B Power Purchase Arrangements (PPAs)	19 years
Natural gas and power marketing contracts	18 - 49 months
Energy services relationships	15 years
Extraction and transmission contracts (E&T)	10 - 30 years

AltaGas owns 50 percent of two Sundance B PPAs through its interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the two 353-megawatt (MW) capacity Sundance B generating units. The investment in the PPAs and the corresponding revenue and expenses thereunder are recorded on a proportionate basis. The Sundance B PPAs required a capital outlay to acquire. The Trust is obligated to make payments to the owners of the underlying generating units over the remaining terms of the PPAs to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed power is recorded when delivered.

The natural gas and power marketing contracts are the rights and obligations to buy and sell fixed volumes of natural gas and power at contracted prices. Revenue and expenses are recorded when product is delivered.

Energy services relationships were purchased along with substantially all of the assets and liabilities of iQ2 Power Corp. (iQ2), PremStar Energy Canada Ltd., ECNG Canada Ltd. and Energistics Group Inc. and are recorded at fair value and amortized on a straight-line basis commencing with the expiration of the related short-term marketing contracts over the 15-year expected useful life of the relationships.

The E&T contracts were acquired through the acquisition of Taylor and are recorded at fair value and amortized on a straight-line basis over the term of the contracts.

Per Unit Information

Basic net income per unit is calculated on the basis of the weighted average number of trust and exchangeable units outstanding during the period. Diluted net income per unit is calculated as if the proceeds obtained upon exercise of options were used to purchase units at the average market price during the period plus the trust units issuable on conversion of outstanding convertible debentures and warrants. Diluted net income is increased by the interest on the convertible debentures and decreased by the accretion on the convertible debentures.

Convertible Debentures

Convertible debentures are recorded at fair value upon acquisition, less the amount attributed to the conversion feature, which is included as part of unitholders' equity. The difference between the fair value and the principal amount is charged to income on an effective yield basis.

Warrants

Warrants are recorded at fair value, deemed to be the gross proceeds upon issue, and are included as part of unitholders' equity.

4. BUSINESS ACQUISITION

On January 10, 2008 AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) acquired all of the outstanding limited partnership units of Taylor (other than the Taylor units already owned by AltaGas and its affiliates). Taylor participated in the energy business through ownership of natural gas liquids extraction plants, natural gas processing assets and two natural gas liquids pipelines. It also had an interest in a 7 MW run-of-river hydroelectric generation plant.

AltaGas offered Taylor unitholders $11.20 in cash or 0.42 units of AltaGas per unit of Taylor, subject to maximum aggregate limits of $245.0 million in cash and 8.0 million Trust units, including up to approximately 1.9 million exchangeable units. Prior to closing the acquisition, $27.9 million of Taylor convertible debentures were redeemed, increasing Taylor units outstanding by 2.7 million. The aggregate purchase price was $598.7 million, including $256.3 million of cash and 7.7 million Trust units (including 0.2 million exchangeable units) valued at $198.9 million for all the outstanding units not previously owned by AltaGas, assumed debt and convertible debentures for $132.5 million and approximately $11 million in transaction costs. The value of the Trust units issued was determined based on the weighted average market price between two days preceding and two days subsequent to November 11, 2007, the date the offer had been agreed upon and announced.

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Any final adjustments may significantly change the allocation of the purchase price and could affect the fair value assigned to assets and liabilities. The preliminary allocation of the purchase price is as follows:

Total consideration for 100% of Taylor:			
Cost of 8.9% investment in Taylor originally owned by AltaGas			24,672
Purchase price for the remaining 91.1% of Taylor units			
Cash consideration	256,281		
Units	198,861		
Estimated transaction costs	11,000		
Equity portion of Taylor convertible debentures	2,127		468,269
Total consideration		$	492,941
Purchase price allocation for 100% of Taylor:			
Assets acquired			
Current assets	30,804		
Capital assets	592,030		
Energy service arrangements, contracts and relationships	84,000		
Goodwill	106,613		
Long-term investments and other assets	4,640		818,087
Less liabilities assumed			
Current liabilities	31,202		
Long-term debt	110,241		
Convertible debentures	22,171		
Asset retirement obligations	14,350		
Future income taxes	144,616		
Future employee obligations	2,542		
Risk management	24		325,146
		$	492,941

Until the date of acquisition, AltaGas accounted for its investment in Taylor using the cost method. As a result, the investment in Taylor was designated as available for sale and was measured at fair value with the changes in fair value recorded in other comprehensive income (OCI). As of January 10, 2008 Taylor has been included in AltaGas' Consolidated Financial Statements.

AltaGas drew on its available credit facility to finance the cash consideration of $256.3 million for the Taylor acquisition.

5. CAPITAL ASSETS

			March 31 2008			December 31 2007
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Extraction and Transmission						
Extraction and transmission assets	$ 818,228	$ (51,705)	$ 766,523	$ 255,810	$ (46,078)	$ 209,732
Field Gathering and Processing						
Field gathering and processing assets	598,284	(154,924)	443,360	569,944	(148,297)	421,647
Other assets	4,541	(2,390)	2,151	4,416	(2,161)	2,255
Energy Services						
Energy services assets	9,791	(1,024)	8,767	9,693	(896)	8,797
Other assets	2,982	(207)	2,775	2,018	(156)	1,862
Power Generation						
Capital lease *(note 7)*	13,798	(4,939)	8,859	13,798	(4,596)	9,202
Power generation assets	77,265	-	77,265	22,013	-	22,013
Corporate						
Other assets	19,863	(12,913)	6,950	19,230	(12,416)	6,814
	$ 1,544,752	$ (228,102)	$ 1,316,650	$ 896,922	$ (214,600)	$ 682,322

Interest capitalized on long-term capital construction projects for the period ended March 31, 2008 was $0.4 million (December 31, 2007 - $0.8 million). At March 31, 2008 the Trust had spent approximately $93.6 million (December 31, 2007 - $42.6 million) on capital projects under construction that were not yet subject to amortization.

In January 2008, the Trust completed the acquisition of Taylor (Note 4) which resulted in the increase to the extraction and transmission and field gathering and processing assets.

6. ENERGY SERVICES ARRANGEMENTS, CONTRACTS AND RELATIONSHIPS

			March 31 2008			December 31 2007
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Energy services arrangements and contracts	$ 199,070	$ (39,853)	$ 159,217	$ 115,071	$ (37,717)	$ 77,354
Energy services relationships	20,892	(2,878)	18,014	20,892	(2,530)	18,362
	$ 219,962	$ (42,731)	$ 177,231	$ 135,963	$ (40,247)	$ 95,716

The amortization of the energy services relationships began in 2006 upon expiration of the corresponding short-term marketing contracts.

In January 2008, the Trust completed the acquisition of Taylor (Note 4) which resulted in the majority of additions since December 31, 2007.

7. LONG-TERM DEBT

		March 31 2008		December 31 2007
Operating loans	$	**406,020**	$	10,045
Medium-term notes		**200,000**		200,000
Capital lease obligations		**9,735**		10,034
		615,755		220,079
Less current portion		**1,250**		1,234
	$	**614,505**	$	218,845

Operating Loans
At March 31, 2008 the Trust held a $375.0 million (December 31, 2007 - $300.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or documentary credits. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw. On September 30, 2007 AltaGas negotiated the extension of the maturity date of this facility to September 30, 2010.

On March 31, 2008 the Trust negotiated a new $250.0 million unsecured 18 month credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw and the facility matures on September 28, 2009.

At March 31, 2008 the Trust had drawn $406.0 million (December 31, 2007 - $10.0 million) against the facilities. The prime lending rate at March 31, 2008 was 5.25 percent (December 31, 2007 - 6.0 percent). The average rate on the Trust's bankers' acceptances at March 31, 2008 was 4.4 percent (December 31, 2007 - 5.2 percent).

Medium-Term Notes
On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually. The proceeds of the issue were used to repay bank debt.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The net proceeds were used to pay down existing bank indebtedness and for general corporate purposes.

Letter of Credit Facility
At March 31, 2008 the Trust held a $75.0 million (December 31, 2007 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At March 31, 2008 the Trust had letters of credit of $63.1 million (December 31, 2007 - $61.7 million) outstanding against the extendible revolving-term letter of credit facility.

8. CONVERTIBLE DEBENTURES

On January 10, 2008 AltaGas assumed a principal amount of $22.1 million of 5.85 percent convertible debentures through the acquisition of Taylor. The debentures mature on September 10, 2010, with interest payable semi-annually on September 10 and March 10 of each year. Prior to maturity, the debentures may be converted into trust units at the option of the holder at a conversion price of $24.64 per trust unit.

The Trust may redeem the convertible debentures after September 10, 2008 and prior to September 10, 2009 in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, if any, provided the current market price of the trust units on the date notice is given is not less than 125 percent of the conversion price, subject to adjustment in certain events. After September 10, 2009 and prior to the convertible debentures' maturity, the Trust may redeem the convertible debentures at a price equal to their principal amount plus accrued and unpaid interest, if any. The Trust can elect to pay interest on the debentures by issuing trust units.

Balance, December 31, 2007	$ -
Fair value of convertible debentures *(note 4)*	22,171
Accretion	(5)
Conversion to Trust units	(612)
Redeemed for cash	(4,154)
Balance, March 31, 2008	**$ 17,400**

9. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit rating and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers Unitholders' Equity (including Accumulated Other Comprehensive Income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remained unchanged from 2007.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio as at March 31, 2008 was 45.1 percent (December 31, 2007 - 27.4 percent).

All of the borrowing facilities have financial tests and other covenants customary for the types of facilities which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At March 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black Scholes model.

The fair values of the Trust's financial assets and liabilities were as follows:

Summary of Fair Values

($ thousands)	Carrying amount	Fair value	Carrying amount	Fair value
		March 31 2008		December 31 2007
Financial assets				
Held for trading				
Cash and cash equivalents [2]	**9,563**	**9,563**	12,451	12,451
Risk management - derivatives [1]	**86,258**	**86,258**	83,200	83,200
Cash flow hedges				
Risk management [1]	**13,506**	**13,506**	17,251	17,251
Loans and receivables				
Accounts receivable and other assets [2]	**205,040**	**205,040**	184,212	184,212
Customer deposits [2]	**17,993**	**17,993**	24,369	24,369
Available for sale				
Long-term investments and other assets	-	-	44,746	44,746
Total	$ 332,360	$ 332,360	$ 366,229	$ 366,229
Financial liabilities				
Held for trading				
Risk management - derivatives [1]	92,709	92,709	86,799	86,799
Cash flow hedges				
Risk management [1]	9,518	9,518	4,215	4,215
Other financial liabilities				
Accounts payable and other liabilities [2]	160,845	160,845	142,221	142,221
Customer deposits [2]	17,993	17,993	24,369	24,369
Short-term debt	6,663	6,663	655	655
Long-term debt	608,502	600,415	214,842	204,844
Convertible debentures	17,400	18,195	-	-
Total	$ 913,630	$ 906,338	$ 473,101	$ 463,103

[1] *Fair value is equal to the carrying value for derivatives and hedged items/*

[2] *Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.*

Market Risk on Financial Instruments

The Trust is exposed to market risk and potential loss from changes in the values of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed-price and market-price contracts for both the purchase and sale of natural gas extend to 2012.

The Trust had the following contracts outstanding:

As at March 31, 2008			**Notional volume (GJ)**		
Derivative Instruments	**Fixed price (per GJ)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Commodity forward	**$2.16 to $10.37**	**1 - 53**	**89,055,376**	**-**	**$ (76,888)**
Commodity forward	**$2.16 to $10.37**	**1 - 53**	**-**	**89,055,376**	**$ 74,222**

As at December 31, 2007			Notional volume (GJ)		
Derivative Instruments	Fixed price (per GJ)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$2.16 to $10.37	1 - 55	105,375,003	-	$ (17,775)
Commodity forward	$2.16 to $10.37	1 - 55	-	105,375,003	$ 14,754

In first quarter 2008 the Trust recognized an unrealized gain of $0.4 million (March 31, 2007 - $0.2 million) from the Trust's natural gas risk management activities.

Natural Gas Liquids

The Trust entered into a series of swaps to lock in a portion of the margin exposed to NGL frac spread.
The Trust had the following contracts outstanding:

As at March 31, 2008			**Notional volume**		
Product	**Fixed price**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Propane	**$1.2825 to $1.4725 US/gallon**	**1 - 21**	**31,104,675 gallon**	**-**	**$ (4,248)**
Normal butane	**$1.4950 to $1.7000 US/gallon**	**1 - 21**	**9,798,075 gallon**	**-**	**(1,756)**
WTI	**$83.20 to $99.05 US/Bbl**	**1 - 21**	**105,200 Bbls**	**-**	**(1,040)**
Natural gas	**$6.54 to $8.30/GJ**	**1 - 21**	**-**	**4,609,375 GJ**	**$ 6,769**

As at December 31, 2007			Notional volume		
Product	Fixed price	Period (months)	Sales	Purchases	Fair value
Propane	$1.2825 to $1.4725 US/gallon	1 - 12	9,677,178 gallon	-	$ (1,156)
Normal butane	$1.4950 to $1.7000 US/gallon	1 - 12	2,612,064 gallon	-	(685)
WTI	$83.20 to $89.10 US/Bbl	1 - 12	27,489 Bbls	-	(143)
Natural gas	$6.455 to $6.550/GJ	1 - 12	-	1,382,591 GJ	$ 159

In first quarter 2008 the Trust recognized an unrealized gain of $2.8 million (March 31, 2007 - nil) from the Trust's NGL risk management activities.

Power

Under the power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At March 31, 2008 the Trust had no intention to terminate any contracts prior to maturity.

The Trust had no contracts outstanding at March 31, 2008.

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Commodity forward	$79.00 to $80.60	1 - 3	2,160	-	$ (28)
Commodity forward	$63.25 to $68.00	1 - 3	-	2,160	$ 31

The Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized gain of $0.1 million (March 31, 2007 - nil).

The Trust had the following commodity swaps and collars outstanding:

As at March 31, 2008			**Notional volume (MWh)**		
Derivative Instruments	**Fixed price (per MWh)**	**Period (months)**	**Sales**	**Purchases**	**Fair value**
Swaps and collars	**$65.00 to $88.00**	**1 to 21**	**1,787,040**	**-**	**$ (3,066)**
Swaps and collars	**$56.50**	**1 to 117**	**-**	**279,564**	**$ 6,265**

As at December 31, 2007			Notional volume (MWh)		
Derivative Instruments	Fixed price (per MWh)	Period (months)	Sales	Purchases	Fair value
Swaps and collars	$65.00 to $88.00	1 to 24	1,626,624	-	$ 10,932
Swaps and collars	$56.50	1 to 120	-	263,016	$ 3,339

The Trust had no heat rate hedges outstanding at March 31, 2008.

The Trust had the following heat rate hedges outstanding as at December 31, 2007:

As at December 31, 2007			Notional volume (GJ or MWh)		
Derivative Instruments	Fixed price (per GJ or MWh)	Period (months)	Sales	Purchases	Fair value
Natural gas (per GJ)	$6.08 to $6.17	1	-	79,050	$ 17,968
Power (per MWh)	$89.00 to $138.00	1	6,510	-	$ 170,019

In first quarter 2008 the Trust recognized an unrealized loss of $0.2 million (March 31, 2007 - nil) in the corporate segment from the Trust's heat rate hedging activities.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. The interest rate swaps have an average remaining term of 9 to 24 months and a weighted average interest rate of 3.76 percent. The Trust's target is to have approximately 70 to 75 percent of its debt at fixed interest rates.

At March 31, 2008 the Trust's interest rate risk management activities resulted in an unrealized loss of $1.9 million (March 31, 2007 - $0.3 million) and fair market value position of $1.8 million.

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. At March 31, 2008 the Trust's foreign exchange risk management activities had an unrealized loss of $0.5 million (March 31, 2007 - $0.2 million) and fair market value position of $0.9 million.

Sensitivity Analysis

The following table illustrates potential effects of changes in relevant risk variables on AltaGas' net income and OCI for the three months ended March 31, 2008:

Factor Share	Increase or decrease	Increase or decrease in net income	Increase or decrease in OCI
Alberta electricity prices	$1/MWh	-	1,197
Natural gas liquids fractionation spread	$1 per Bbl	2,508	489
Interest rate swaps	25 bps	513	-
Foreign exchange	$0.05	123	-

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a financial instrument in which the Trust has an amount owing from fails to fulfill its obligations in accordance with the terms of the contract.

AltaGas' credit policy details the parameters used to grant, measure, monitor and report on credit provided to counterparties. AltaGas minimizes counterparty risk by conducting credit reviews on counterparties in order to establish specific credit limits on clients, both prior to providing products or services and on a recurring basis. In addition, most contracts include credit mitigation clauses which allow for AltaGas to obtain financial or performance assurances from counterparties under certain circumstances. AltaGas provides an allowance for doubtful accounts in the normal course of its business.

The Trust's maximum credit exposure consists primarily of the carrying value of the non-derivative financial assets and the fair value of derivative financial assets. At March 31, 2008 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

Liquidity Risk on Financial Instruments

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust manages this risk through its extensive budgeting and monitoring process to ensure it has sufficient cash and credit facilities to meet its obligations. The Trust's objective is to maintain its investment-grade ratings to ensure it has access to debt and equity funding as required (see Note 9).

At March 31, 2008 the Trust has the following contractual maturities with respect to non-derivative financial liabilities:

		Payments Due by period				
	Total	2008	2009	2010	2011	Thereafter
Short-term debt	6,663	6,663	-	-	-	-
Long-term debt[(1)]	608,502	-	100,000	407,147	-	101,355
Total	$ 615,165	$ 6,663	$ 100,000	$ 407,147	$ -	$ 101,355

(1) Comprised of operating loans and medium-term notes excluding deferred financing costs and capital leases (Note 7).

11. UNITHOLDERS' EQUITY

	March 31 2008	December 31 2007
Unitholders' capital *(note 12)*	$ 713,187	$ 505,544
Contributed surplus	3,974	3,875
Accumulated earnings	547,991	510,412
Convertible debentures	1,668	-
Warrants	4,500	-
Accumulated dividends	(41,114)	(41,114)
Accumulated unitholders' distributions declared[1]	(425,713)	(391,103)
Distributions of common shares of Utility Group	(29,848)	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	(247)	(247)
Accumulated other comprehensive income	3,010	27,169
	$ 777,408	$ 584,688

(1) Accumulated unitholders' distributions paid by the Trust as at March 31, 2008 were $414.2 million (as at December 31, 2007 - $380.9 million).

In 2007 the holders of trust units of the Trust and holders of exchangeable partnership units of AltaGas Holding Limited Partnership No. 1 received one common share of AltaGas Utility Group Inc. (Utility Group) for every 100 trust or exchangeable units held on August 27, 2007. As part of the distribution plan, any unitholder allocated fewer than 50 common shares of Utility Group received cash. The number of common shares of Utility Group distributed to unitholders was 577,416, which reduced unitholders equity by $4.2 million. This distribution resulted in a 27 percent reduction of the Trust's interest in Utility Group to 19.6 percent.

12. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding:	Number of units	Amount
December 31, 2007	56,057,438	$ 493,866
Units issued for cash on exercise of options	1,000	25
Units issued under DRIP[1]	329,476	7,687
Units issued for exchangeable units	21,357	154
Units issued on business acquisition	7,553,174	194,645
Units issued on conversion of convertible debentures	24,835	1,070
March 31, 2008	**63,987,280**	**697,447**
Exchangeable Units Issued and Outstanding:		
December 31, 2007 issued by AltaGas LP #1	2,040,456	11,678
AltaGas LP #1 units redeemed for trust units	(21,357)	(154)
Units issued in business acquisition	163,607	4,216
March 31, 2008	**2,182,706**	**15,740**
Issued and outstanding at March 31, 2008	**66,169,986**	**$ 713,187**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan

Units Outstanding [1]		Three months ended March 31
	2008	2007
Number of units - Basic[2]	**65,064,354**	56,659,961
Dilutive stock options	**942,050**	33,319
Number of units - diluted[2]	**66,006,404**	56,693,280

[1] *Includes exchangeable units.*

[2] *Weighted average.*

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At March 31, 2008, 10 percent of units outstanding were reserved for issuance under the plan. To March 31, 2008 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At March 31, 2008 outstanding options were exercisable at various dates to the year 2018 (December 31, 2007 - 2017). Options outstanding under the plan have a weighted average exercise price of $25.76 (December 31, 2007 - $26.36) and a weighted average remaining term of 8.79 years (December 31, 2007 - 8.76 years). As at March 31, 2008 the unexpensed fair value of unit option compensation cost associated with future periods was $0.6 million (December 31, 2007 - $0.7 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price[1]
Unit options outstanding, December 31, 2007	1,310,400	$ 26.36
Granted	339,250	23.56
Exercised	(1,000)	9.55
Cancelled	(33,250)	27.45
Unit options outstanding, March 31, 2008	**1,615,400**	**$ 25.76**
Unit options exercisable, March 31, 2008	**393,092**	**$ 25.48**

[1] *Weighted average*

A summary of the plan as at March 31, 2008:

	Options outstanding			Options exercisable	
	Number outstanding [1]	Exercise price [2]	Remaining contractual life [3]	Number exercisable [1]	Exercise price [2]
$5.00-$7.00	9,000	$ 6.10	2.20	9,000	$ 6.10
$7.01-$15.50	27,500	10.29	4.91	27,500	10.29
$15.51-$25.08	743,650	24.23	9.37	70,967	24.30
$25.09-$29.50	835,250	27.84	8.48	285,625	27.85
	1,615,400	**$ 25.76**	**8.79**	**393,092**	**$ 25.48**

[1] *As at March 31, 2008.*

[2] *Weighted average.*

[3] *Weighted average number of years.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2008 in respect of this plan was $1.3 million (first quarter 2007 - $1.6 million). As at March 31, 2008 the unexpensed fair value of unit-based compensation costs associated with future periods was $15.9 million (December 31, 2007 - $14.2 million).

13. INCOME PER UNIT

The following table summarizes the computation of net income per unit:

		Three months ended March 31 2008		2007
Numerator:				
Numerator for basic income per unit	$	**37,579**	$	24,580
Numerator for diluted income per unit	$	**37,839**	$	24,580
Denominator:				
Weighted-average number of units		**65,064**		56,660
Dilutive unit options		**942**		33
Denominator for diluted income per unit		**66,006**		56,693
Basic income per unit	$	**0.58**	$	0.43
Diluted income per unit	$	**0.57**	$	0.43

14. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

		Three months ended March 31 2008		2007
Accounts receivable	$	**8,939**	$	32,229
Inventory		**(709)**		(50)
Other current assets		**(263)**		6,778
Accounts payable and accrued liabilities		**(13,451)**		(30,698)
Customer deposits		**(6,376)**		(104)
Deferred revenue		**600**		198
Other current liabilities		**(4,471)**		(5,593)
		(15,731)		2,760
Less decrease (increase) in capital costs payable		**(3,551)**		5,239
Net change in non-cash working capital related to operations	$	**(19,282)**	$	7,999

Specific line items may not tie to net change in Balance Sheet due to acquisition.

The following cash payments have been included in the determination of earnings:

		Three months ended March 31 2008		2007
Interest paid	$	**5,242**	$	3,083
Income taxes paid	$	**318**	$	81

15. PENSION PLANS AND RETIREE BENEFITS

During the quarter the Trust assumed two defined benefit pension plans with the acquisition of Taylor. These plans are in relation to the unionized employees at the Younger Extraction Plant and certain employees at the Harmattan Complex. The cost of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. Atlagas has adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

		Three months ended March 31		
		2008		2007
Defined contribution plan	**$**	**521**	$	382
Defined benefit plan		**225**		3
Supplemental executive retirement plan		**209**		258
	$	**955**	$	643

16. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts and are as follows:

		Three months ended March 31		
		2008		2007
Fees for administration, management and other services paid by:				
Utility Group to the Trust	**$**	**49**	$	8
The Trust to Utility Group	**$**	**47**	$	138
Natural gas sales by the Trust to Utility Group subsidiaries	**$**	**42,172**	$	38,916
Fees for operating services paid by Utility Group subsidiaries	**$**	**68**	$	66
Transportation services provided by Utility Group subsidiaries	**$**	**120**	$	124
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$**	**22**	$	21

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

Included in accounts receivable at March 31, 2008 was $12.4 million (December 31, 2007 - $13.5 million) due to the Trust from related parties. Included in accounts payable at March 31, 2008 was $2,000 (December 31, 2007 - $50,000) due from the Trust to related parties.

During third quarter 2007 AltaGas sold its 33.3335 percent interest in the Ikhil Joint Venture to Utility Group for $9.0 million to execute the divestiture of non-core production assets.

17. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and natural gas liquids transmission pipelines;

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Energy Services – energy management and gas services for natural gas and electricity;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements, as well wind and run-of-river power projects under development; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

Three months ended March 31, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 108,960	$ 34,353	$ 266,134	$ 409,447	$ 51,634	$ 1,361	$ (18,619)	$ 443,823
Unrealized gains on risk management	-	-	-	-	-	628	-	628
Cost of sales	(63,412)	(2,747)	(262,704)	(328,863)	(23,203)	-	18,363	(333,703)
Operating and administrative	(14,649)	(20,428)	(3,078)	(38,155)	(653)	(8,595)	256	(47,147)
Amortization	(6,208)	(6,856)	(527)	(13,591)	(1,838)	(572)	-	(16,001)
Operating income (loss)	$ 24,691	$ 4,322	$ (175)	$ 28,838	$ 25,940	$ (7,178)	-	$ 47,600
Operating income (loss) before unrealized gains (losses) on risk management	$ 24,691	$ 4,322	$ (175)	$ 28,838	$ 25,940	$ (7,806)	-	$ 46,972
Net additions (reductions) to:								
Capital assets	$ 562,419	$ 28,465	$ 1,062	$ 591,946	$ 55,253	$ 633	-	$ 647,832
Energy services arrangements, contracts and relationships	66,000	-	-	-	18,000	-	-	84,000
Long-term investment and other assets	-	-	-	-	4,861	(46,935)	-	(42,074)
Goodwill	$ 124,658	$ 215	-	$ 124,873	-	-	-	$ 124,873
Segmented assets	$ 998,297	$ 549,419	$ 108,442	$1,656,158	$ 215,677	$ 123,817	-	$1,995,652

Three months ended March 31, 2007	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 37,321	$ 33,230	$ 335,584	$ 406,135	$ 44,293	$ 1,961	$ (24,386)	$ 428,003
Unrealized gains on risk management	-	-	-	-	-	62	-	62
Cost of sales	(21,494)	(1,619)	(329,540)	(352,653)	(19,833)	-	23,713	(348,773)
Operating and administrative	(5,346)	(20,893)	(4,279)	(30,518)	(455)	(7,761)	673	(38,061)
Amortization	(2,001)	(6,520)	(1,242)	(9,763)	(1,861)	(568)	-	(12,192)
Operating income (loss)	$ 8,480	$ 4,198	$ 523	$ 13,201	$ 22,144	$ (6,306)	-	$ 29,039
Operating income (loss) before unrealized gains on risk management	$ 8,480	$ 4,198	$ 523	$ 13,201	$ 22,144	$ (6,368)	-	$ 28,977
Net additions to:								
Capital assets	$ 2,105	$ 1,961	$ 538	$ 4,604	-	$ 594	-	$ 5,198
Long-term investment and other assets	-	-	-	-	$ 154	$ 72	-	$ 226
Goodwill	$ 18,045	$ 215	-	$ 18,260	-	-	-	$ 18,260
Segmented assets	$ 239,208	$ 528,054	$ 126,197	$ 893,459	$ 120,930	$ 199,555	-	$1,213,944

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	**Q1-08**	Q4-07	Q3-07	Q2-07	Q1-07
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Extraction and Transmission	**45.6**	19.3	17.0	15.3	15.8
Field Gathering and Processing	**31.6**	29.4	31.6	34.9	31.6
Energy Services	**3.4**	4.0	3.9	6.9	6.0
Power Generation	**28.4**	22.9	33.9	22.9	24.5
Corporate	**2.0**	1.1	1.9	1.1	2.0
Intersegment Elimination	**(0.3)**	(0.3)	-	(1.0)	(0.6)
	110.7	76.4	88.3	80.1	79.3
EBITDA[2]					
Extraction and Transmission	**31.0**	13.8	12.0	10.8	10.5
Field Gathering and Processing	**11.2**	10.9	9.7	12.9	10.7
Energy Services	**0.3**	0.6	0.3	2.7	1.7
Power Generation	**27.7**	22.3	33.4	22.5	24.0
Corporate	**(6.6)**	(7.3)	(6.3)	(5.8)	(5.7)
	63.6	40.3	49.1	43.1	41.2
Operating Income[2]					
Extraction and Transmission	**24.8**	11.9	9.9	8.8	8.5
Field Gathering and Processing	**4.3**	4.5	3.1	6.4	4.2
Energy Services	**(0.2)**	-	(0.2)	1.7	0.5
Power Generation	**25.9**	20.4	31.5	20.6	22.1
Corporate	**(7.2)**	(7.9)	(6.8)	(6.3)	(6.3)
	47.6	28.9	37.5	31.2	29.0
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)[4]	**872**	463	394	416	472
Extraction volumes (Bbls/d)[4]	**41,799**	21,179	16,859	19,822	22,622
Transmission volumes (Mmcf/d)[4][5]	**379**	403	407	407	408
Frac spread ($/Bbl)[6]	**27.02**	29.03	25.24	17.77	11.75
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,178**	1,023	1,008	1,021	1,021
Throughput (gross Mmcf/d)[4]	**542**	511	510	534	552
Capacity utilization (%)[4]	**46**	50	51	52	54
Energy Services					
Energy management service contracts[3]	**1,499**	1,466	1,451	1,442	1,413
Average volumes transacted (GJ/d)[4]	**324,758**	393,936	342,143	356,380	407,272
Power Generation					
Volume of power sold (GWh)[4]	**660**	673	673	650	666
Average price received on sale of power ($/MWh)[4]	**78.24**	68.07	76.92	62.62	66.54
Alberta Power Pool average spot price ($/MWh)[4]	**76.69**	61.75	92.00	49.97	63.62

(1) *Columns may not add due to rounding.*
(2) *Non-GAAP financial measure.*
(3) *As at period end.*
(4) *Average for the period.*
(5) *Excludes natural gas liquids pipeline volumes.*
(6) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Todd Hurman
(403) 691-7139
todd.hurman@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	64,124,795	As at :	05/01/2008
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,000		
DRIP Plan #1 - Trust Units	114,967		
DRIP Plan #2 - Exchangeable LP Units	7		
Other Issuances and Cancellations	4,077		
Issued & Outstanding Closing Balance :	64,244,846		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: 1,560,375 As at : 05/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/04/2008	N			500	
Filer's comment September 6, 2006 options cancelled due to employee departure					
05/04/2008	N			250	
Filer's comment March 23, 2007 options cancelled due to employee departure					
05/07/2008	N	20,000			
Filer's comment Options granted to a new director at an exercise price of $25.39 expiring May 7, 2018					
05/09/2008	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
05/11/2008	N			1,875	
Filer's comment October 10, 2006 options cancelled due to employee departure					
05/11/2008	N			1,000	
Filer's comment March 23, 2007 options cancelled due to employee departure					
05/11/2008	N			625	
Filer's comment March 23, 2007 options cancelled due to employee departure					
05/11/2008	N			1,250	
Filer's comment April 21, 2005 options cancelled due to employee departure					
05/11/2008	N			2,500	
Filer's comment December 19, 2005 options cancelled due to employee departure					
05/11/2008	N			1,000	
Filer's comment					

September 6, 2006 options cancelled due to employee departure

05/11/2008	N			625	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
05/18/2008	N			1,250	
Filer's comment					
June 26, 2006 options cancelled due to employee departure					
05/18/2008	N			1,500	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
05/18/2008	N			1,250	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
05/28/2008	N			2,250	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
05/28/2008	N			1,125	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
05/29/2008	N		1,000		
Filer's comment					
April 21, 2005 options exercised at $23.80 per unit					
05/30/2008	N			1,500	
Filer's comment					
February 1, 2008 options cancelled due to employee departure					
05/31/2008	N			2,000	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
Totals		20,000	1,000	21,250	0

Stock Options Outstanding Closing Balance: **1,558,125** As at : 05/31/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,740,562** As at : 05/01/2008

Effective Date	Securities Listed	Securities Issued
05/15/2008		114,967
Totals	0	114,967

Closing Reserve: **1,625,595** As at : 05/31/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,273** As at : 05/01/2008

Effective Date	Securities Listed	Securities Issued
05/15/2008		7
Totals	0	7

Closing Reserve: **704,266** As at : 05/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/01/2008	Conversion (General)	1,014

Filer's comment

Trust Units issued upon conversion of outstanding Taylor debentures

05/09/2008	Conversion (General)	811

Filer's comment

Trust Units issued upon conversion of outstanding Taylor debentures

05/16/2008	Conversion (General)	1,000

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

05/30/2008	Conversion (General)	1,252

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals	4,077

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	06/05/2008
Last Updated:	06/05/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	63,987,280	As at :	04/01/2008

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	150
DRIP Plan #1 - Trust Units	118,958
DRIP Plan #2 - Exchangeable LP Units	7
Other Issuances and Cancellations	18,400
Issued & Outstanding Closing Balance :	64,124,795

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,615,400**	As at :	04/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/04/2008	N			1,500	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
04/04/2008	N			750	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
04/06/2008	N			750	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
04/09/2008	N			1,500	
Filer's comment					
February 1, 2008 options cancelled due to employee departure					
04/09/2008	N			2,250	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
04/11/2008	N			5,625	
Filer's comment					
October 10, 2006 options cancelled due to employee departure					
04/11/2008	N			3,000	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
04/11/2008	N			5,000	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
04/11/2008	N			1,875	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
04/11/2008	N			2,000	
Filer's comment					

December 10, 2007 options cancelled due to employee departure

04/11/2008	N			1,250	
Filer's comment					
April 21, 2005 options cancelled due to employee departure					
04/11/2008	N			2,500	
Filer's comment					
December 19, 2005 options cancelled due to employee departure					
04/11/2008	N			3,000	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
04/11/2008	N			1,875	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
04/11/2008	N			5,000	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
04/18/2008	N			3,750	
Filer's comment					
June 26, 2006 options cancelled due to employee departure					
04/18/2008	N			4,500	
Filer's comment					
September 6, 2006 options cancelled due to employee departure					
04/18/2008	N			3,750	
Filer's comment					
March 23, 2007 options cancelled due to employee departure					
04/18/2008	N			5,000	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
04/22/2008	N		150		
Filer's comment					
April 21, 2005 options exercised at $23.80 per unit					
Totals		0	150	54,875	0

Stock Options Outstanding Closing Balance: **1,560,375** As at : 04/30/2008

DRIP Plan #1 - Trust Units

Opening Reserve **1,859,520** As at : 04/01/2008

Effective Date	Securities Listed	Securities Issued
04/15/2008		118,958
Totals	0	118,958

Closing Reserve: **1,740,562** As at : 04/30/2008

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,280** As at : 04/01/2008

Effective Date	Securities Listed	Securities Issued
04/15/2008		7
Totals	0	7

Closing Reserve: **704,273** As at : 04/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/07/2008	Conversion (General)	13,189
Filer's comment		
Trust Units issued upon conversion of outstanding Taylor debentures		
04/11/2008	Conversion (General)	4,464
Filer's comment		
Trust Units issued upon conversion of outstanding Taylor debentures		
04/14/2008	Conversion (General)	302
Filer's comment		
AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units		
04/16/2008	Conversion (General)	324
Filer's comment		
Trust Units issued upon conversion of outstanding Taylor debentures		
04/28/2008	Conversion (General)	121
Filer's comment		
Trust Units issued upon conversion of outstanding Taylor debentures		
Totals		18,400

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	(403) 691-7517
Email:	tammy.belsham@altagas.ca
Submission Date:	05/05/2008
Last Updated:	05/05/2008

END